     This form of prospectus is filed pursuant to Rule 424(b)(2) under the
              Securities Act of 1933, as amended, and relates to
                     Registration Statement No. 333-04499.


                        SENTINEL FINANCIAL CORPORATION
                              1001 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                (816) 474-9800

                                                               October 11, 1996

Dear Fellow Stockholder:

  You are cordially invited to attend a special meeting of stockholders of Sentinel Financial Corporation ("Sentinel"). The special meeting is scheduled to be held at the downtown Kansas City office of Sentinel located at 1001 Walnut Street, Kansas City, Missouri, on Thursday, October 31, 1996 at 10:00 a.m., local time. Notice of the special meeting, a Proxy Statement/Prospectus and a form of proxy are enclosed.

  The special meeting has been called in connection with the proposed merger of Sentinel and its principal subsidiary, Sentinel Federal Savings and Loan Association of Kansas City, with Roosevelt Financial Group, Inc. ("Roosevelt") and its principal subsidiary, Roosevelt Bank. In the merger, each share of Sentinel common stock outstanding at the time of the merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) would be converted into 1.4231 shares of Roosevelt common stock, subject to adjustment as provided in the merger agreement. Following the merger, Roosevelt would be the resulting holding company. Consummation of the merger is subject to certain conditions, including the approval of the stockholders of Sentinel.

  The terms of the merger agreement were negotiated by the Board of Directors in light of various factors, including Sentinel's and Roosevelt's recent operating results, current financial condition and future prospects. Sentinel's financial advisor, Trident Financial Corporation, an investment banking firm experienced in the valuation of financial institutions, has advised your Board of Directors that in its opinion the exchange ratio is fair from a financial point of view to Sentinel stockholders as of October 10, 1996.

  At the special meeting, Sentinel stockholders will consider and vote upon approval of the merger. The Board of Directors has approved the merger and believes that the merger is in the best interests of Sentinel and its stockholders. Accordingly, the Board of Directors unanimously recommends that you vote FOR approval of the merger.

  If any other matters are properly brought before the special meeting, the persons named in the accompanying form of proxy will vote the shares represented by such proxy in the manner determined by a majority of the Board of Directors. You are urged to read the accompanying Proxy
Statement/Prospectus, which provides information regarding the merger and related matters.

  Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE SPECIAL MEETING. This will not prevent you from voting in person but will assure that your vote is counted if you do not attend the special meeting.

                                          Sincerely,
                                          /s/ Craig D. Laemmli
                                          Craig D. Laemmli
                                          President and Chief Executive
                                           Officer

          PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                        SENTINEL FINANCIAL CORPORATION
                              1001 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                (816) 474-9800

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD OCTOBER 31, 1996

  Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Sentinel Financial Corporation ("Sentinel") is scheduled to be held at the downtown Kansas City office of Sentinel located at 1001 Walnut Street, Kansas City, Missouri, on Thursday, October 31, 1996 at 10:00 a.m., local time.

  A Proxy Card and a Proxy Statement/Prospectus for the Special Meeting are enclosed.

  The Special Meeting is for the purpose of considering and acting upon:

    1. The approval of the Agreement and Plan of Merger and Reorganization, dated as of March 22, 1996, by and among Roosevelt Financial Group, Inc. ("Roosevelt"), Roosevelt Bank, Sentinel and Sentinel Federal Savings and Loan Association of Kansas City ("Sentinel Federal"), a copy of which is included in the accompanying Proxy Statement/Prospectus as Appendix I, and the transactions contemplated thereby, including the merger of Sentinel into Roosevelt, pursuant to which each outstanding share of Sentinel common stock (other than shares held by holders who perfect dissenters' rights and other excluded shares) would be converted into 1.4231 shares of Roosevelt common stock (with cash paid in lieu of fractional share interests), subject to adjustment as provided in the merger agreement and the merger of Sentinel Federal with Roosevelt Bank.

    2. Such other matters as may properly come before the Special Meeting.

  The Board of Directors is not aware of any other business to come before the Special Meeting.

  Any action may be taken on any of the foregoing proposals at the Special Meeting on the date specified. Stockholders of record at the close of business on September 27, 1996 are the stockholders entitled to vote at the Special Meeting.

  A complete list of stockholders entitled to vote at the Special Meeting is available for the examination by any stockholder, for any purpose germane to the meeting, between 8:30 a.m. and 5:00 p.m. at the main office of Sentinel located at the address set forth above, for a period of ten days prior to the Special Meeting, as well as at the meeting.

  You are requested to fill in, sign and date the enclosed form of proxy which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

                                          By Order of the Board of Directors
                                          /s/ John C. Spencer
                                          John C. Spencer
                                          Secretary

Kansas City, Missouri
October 10, 1996

  IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE SENTINEL THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM AT THE SPECIAL MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

          PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                                PROXY STATEMENT
                                      OF
                        SENTINEL FINANCIAL CORPORATION
                    FOR THE SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON OCTOBER 31, 1996

                               ----------------

                                  PROSPECTUS
                                      OF
                        ROOSEVELT FINANCIAL GROUP, INC.
                     UP TO 850,000 SHARES OF COMMON STOCK,
                           PAR VALUE $.01 PER SHARE
                      TO BE ISSUED IN CONNECTION WITH THE
                              PROPOSED MERGER OF
                        SENTINEL FINANCIAL CORPORATION
                                 WITH AND INTO
                        ROOSEVELT FINANCIAL GROUP, INC.

                               ----------------

  This Proxy Statement/Prospectus relates to the proposed merger of Sentinel Financial Corporation, a Delaware corporation ("Sentinel"), with and into Roosevelt Financial Group, Inc., a Delaware corporation (referred to herein as "Roosevelt," "Roosevelt Financial" and the "Company"), and the merger of Sentinel's principal subsidiary, Sentinel Federal Savings and Loan Association of Kansas City ("Sentinel Federal"), with Roosevelt's principal subsidiary, Roosevelt Bank ("Roosevelt Bank" or the "Bank") (collectively, the "Merger"), as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of March 22, 1996 (the "Merger Agreement"), by and among Roosevelt, Roosevelt Bank, Sentinel and Sentinel Federal. The Merger Agreement is included as Appendix I hereto and incorporated by reference herein.

  This Proxy Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.01 per share, of Sentinel ("Sentinel Common Stock") in connection with the solicitation of proxies by the Board of Directors of Sentinel (the "Sentinel Board") for use at a Special Meeting of Stockholders (the "Special Meeting"), scheduled to be held at the downtown Kansas City office of Sentinel located at 1001 Walnut Street, Kansas City, Missouri, on October 31, 1996, at 10:00 a.m., local time.

  At the Special Meeting, the holders of Sentinel Common Stock will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby.

  Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Sentinel Common Stock issued and outstanding immediately prior to the Effective Time (as defined below) of the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive 1.4231 shares (the "Exchange Ratio") of the common stock, par value $.01 per share, of Roosevelt ("Roosevelt Common Stock"), with cash paid in lieu of fractional share interests. The Exchange Ratio is subject to adjustment, such that if the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading day period ending on the date that is three trading days prior to the Closing Date of the Merger (the "Average Pre-Closing Trading Price") is less than $15.83 per share, the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price (in which case a greater number of shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio), and if the Average Pre-Closing Trading Price is greater than $21.42 per share, the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price (in which case fewer shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio). Based on the last reported sale price for Roosevelt Common Stock on the Nasdaq National Market on October 10, 1996 ($17.75 per share), the value of 1.4231 shares of Roosevelt Common Stock as of that date would have been approximately $25.26. At the present time, there is no established market in which shares of Sentinel Common Stock are regularly traded, nor are there any uniformly quoted prices for such shares. The last trade of shares of Sentinel Common Stock known by management of Sentinel occurred during April 1996. The closing bid price for Sentinel Common Stock on October 10, 1996 was $21.00 per share, as reported by the National Quotation Bureau, Inc. As of March 21, 1996, the last trading day preceding public announcement of the proposed Merger, the last reported sale price for Roosevelt Common Stock was $18.50 per share. Sentinel's financial advisor has rendered an opinion to the effect that as of March 22, 1996, as confirmed on October 10, 1996, the Exchange Ratio is fair from a financial point of view to the stockholders of Sentinel. The Merger is subject to certain conditions, including approval by the stockholders of Sentinel. For additional information regarding the Merger Agreement and the terms of the Merger, see "The Merger."

  This Proxy Statement/Prospectus also constitutes a prospectus of Roosevelt, filed as part of the Registration Statement (defined below) with respect to up to 850,000 shares of Roosevelt Common Stock to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement.

  This Proxy Statement/Prospectus, and the accompanying notice and form of proxy, are first being mailed to stockholders of Sentinel on or about October 11, 1996.

                               ----------------

  THE SHARES OF ROOSEVELT COMMON STOCK OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AGENCY, AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OF ROOSEVELT COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

        The date of this Proxy Statement/Prospectus is October 10, 1996

                             AVAILABLE INFORMATION

  Roosevelt and Sentinel are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by Roosevelt and Sentinel can be obtained, upon payment of prescribed fees, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Such information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding Roosevelt's and Sentinel's electronic filing with the SEC. The address of the SEC's Web site is "http://www.sec.gov."

  Roosevelt has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Roosevelt Common Stock to be issued pursuant to and as contemplated by the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               ----------------

  All information contained in this Proxy Statement/Prospectus with respect to Roosevelt and its subsidiaries has been supplied by Roosevelt, and all information with respect to Sentinel and its subsidiaries has been supplied by Sentinel.

  No person is authorized to give any information or to make any representation other than those contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION..............................................................   i
AVAILABLE INFORMATION..................................................... iii
TABLE OF CONTENTS.........................................................  iv
SUMMARY...................................................................   1
  The Parties to the Merger...............................................   1
    Roosevelt Financial Group, Inc. and Roosevelt Bank....................   1
    Sentinel Financial Corporation and Sentinel Federal Savings and Loan
     Association of Kansas City...........................................   1
  The Special Meeting.....................................................   2
    Meeting Date; Record Date.............................................   2
    Matters to Be Considered..............................................   2
    Vote Required.........................................................   2
    Security Ownership....................................................   2
  The Merger..............................................................   3
    General...............................................................   3
    Reasons for the Merger; Recommendation of the Board of Directors......   3
    Merger Consideration..................................................   3
    Treatment of Sentinel Stock Options...................................   4
    Opinion of Financial Advisor..........................................   4
    Effective Time and Closing Date.......................................   4
    Appraisal Rights......................................................   4
    Interests of Certain Persons in the Merger............................   5
    Conditions to the Merger..............................................   5
    Regulatory Approvals..................................................   5
    Waiver and Amendment; Termination.....................................   5
    Conduct of Business Pending the Merger................................   6
    Expenses; Termination Fee.............................................   6
    Accounting Treatment..................................................   6
    Certain Federal Income Tax Consequences of the Merger.................   7
    Effects of the Merger on Rights of Stockholders.......................   8
    Nasdaq Listing........................................................   8
  Management After the Merger.............................................   8
COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION.........................   9
RECENT DEVELOPMENTS.......................................................  11
  Recent Legislation......................................................  11
  Amendment of Financial Statements.......................................  12
  New Purchase of Mortgage Servicing Rights...............................  12
  The Company Studies Balance Sheet Restructuring.........................  12
  Early Results Regarding Credit Card Initiative..........................  13
  Roosevelt's Caution Regarding Near-Term Expectations....................  13
  Broad Based Growth in Roosevelt's Retail Franchise Continues............  13
  Pending Acquisitions of Mutual and Community Charter....................  14
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF ROOSEVELT FINANCIAL
 GROUP, INC...............................................................  15
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF SENTINEL FINANCIAL
 CORPORATION..............................................................  18
COMPARATIVE UNAUDITED PER SHARE DATA......................................  19

                                                                          PAGE
                                                                          ----
ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK.......................  20
  Roosevelt Financial Group, Inc.........................................  20
  Bank Holding Company Regulation........................................  21
  Roosevelt Bank.........................................................  23
SENTINEL FINANCIAL CORPORATION AND SENTINEL FEDERAL SAVINGS AND LOAN
 ASSOCIATION OF KANSAS CITY..............................................  24
  Sentinel Financial Corporation.........................................  24
  Sentinel Federal Savings and Loan Association of Kansas City...........  24
THE SPECIAL MEETING......................................................  24
  Place, Time and Date...................................................  24
  Matters to Be Considered...............................................  24
  Record Date; Vote Required.............................................  25
  Voting Securities and Principal Holders Thereof........................  26
  Proxies................................................................  27
THE MERGER...............................................................  28
  General................................................................  28
  Background of the Merger...............................................  28
  Reasons for the Merger; Recommendation of the Board of Directors.......  30
  Merger Consideration...................................................  31
  Treatment of Sentinel Stock Options....................................  32
  Opinion of Financial Advisor...........................................  32
  Effective Time and Closing Date........................................  37
  Appraisal Rights.......................................................  37
  Fractional Shares......................................................  40
  Exchange of Certificates...............................................  40
  Interests of Certain Persons in the Merger.............................  41
  Effect on Employees and Employee Benefit Plans of Sentinel.............  42
  Representations and Warranties.........................................  43
  Conditions to the Merger...............................................  43
  Regulatory Approvals...................................................  44
  Waiver and Amendment; Termination......................................  44
  Conduct of Business Pending the Merger.................................  45
  Expenses; Termination Fee..............................................  46
  Accounting Treatment...................................................  47
  The Bank Merger Agreement..............................................  47
  Resales of Roosevelt Common Stock by Affiliates........................  47
  Certain Federal Income Tax Consequences of the Merger..................  48
  Nasdaq Listing.........................................................  49
MANAGEMENT AFTER THE MERGER..............................................  49
BUSINESS OF ROOSEVELT FINANCIAL GROUP, INC. .............................  50
  General................................................................  50
  Roosevelt's Philosophy and Operating Strategy..........................  50
  Acquisitions...........................................................  58
  Lending Activities.....................................................  58
  Investment and Mortgage-Backed Securities..............................  62
  Classified Assets, Loan Delinquencies and Defaults.....................  66
  Provisions for Losses on Loans and Real-Estate Owned...................  66
  Deposits and Other Sources of Funds....................................  69
  Asset/Liability Management.............................................  70
  Subsidiaries...........................................................  71
  Regulation.............................................................  71

                                                                           PAGE
                                                                           ----
  Competition............................................................   80
  Employees..............................................................   80
PROPERTIES OF ROOSEVELT FINANCIAL GROUP, INC.............................   80
LEGAL PROCEEDINGS INVOLVING ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT
 BANK....................................................................   80
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS OF ROOSEVELT FINANCIAL GROUP, INC. ...............   82
COMPARISON OF YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993...............   82
  General................................................................   82
  Results of Operations..................................................   82
  Financial Condition....................................................   93
  Asset Quality..........................................................   93
  Asset/Liability Management.............................................   95
  Liquidity and Capital Resources........................................   98
  Impact of Inflation and Changing Prices................................   99
  Accounting Developments................................................   99
  Selected Quarterly Financial Data......................................  101
COMPARISON OF THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995..........  104
  Results of Operations..................................................  104
  Financial Condition....................................................  113
  Asset Quality..........................................................  113
  Asset/Liability Management.............................................  115
  Liquidity and Capital Resources........................................  116
MANAGEMENT OF ROOSEVELT FINANCIAL GROUP, INC.............................  117
EXECUTIVE COMPENSATION OF ROOSEVELT FINANCIAL GROUP, INC. ...............  119
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ROOSEVELT
 FINANCIAL GROUP, INC. ..................................................  123
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF OF ROOSEVELT
 FINANCIAL GROUP, INC. ..................................................  124
BUSINESS OF SENTINEL FINANCIAL CORPORATION...............................  125
  General................................................................  125
  Lending Activities.....................................................  125
  Investment Activities..................................................  132
  Deposit Activities and Other Sources of Funds..........................  134
  Subsidiaries...........................................................  137
  Competition............................................................  137
  Personnel..............................................................  137
PROPERTIES OF SENTINEL FINANCIAL CORPORATION.............................  138
LEGAL PROCEEDINGS INVOLVING SENTINEL FINANCIAL CORPORATION AND SENTINEL
 FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY.....................  138
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF SENTINEL FINANCIAL CORPORATION.........................  139
  General................................................................  139
  Operating Strategy.....................................................  139
  Comparison of Financial Condition at June 30, 1995 and 1996............  140
  Comparison of Operating Results for the Fiscal Years Ended June 30,
   1995 and 1996.........................................................  140
  Comparison of Operating Results for the Fiscal Years Ended June 30,
   1995 and 1994.........................................................  142
  Average Balances Interest and Average Yields/Cost......................  144
  Yields Earned and Rates Paid...........................................  145
  Rate/Volume Table......................................................  145

                                                                           PAGE
                                                                           ----
  Asset and Liability Management..........................................  146
  Liquidity and Capital Resources.........................................  147
  New Accounting Standards................................................  148
REGULATION OF SENTINEL FINANCIAL CORPORATION AND SENTINEL FEDERAL SAVINGS
 AND LOAN ASSOCIATION OF KANSAS CITY......................................  149
  General.................................................................  149
  Federal Regulation of Savings Associations..............................  149
  Savings and Loan Holding Company Regulation.............................  155
  Federal Taxation........................................................  156
  Missouri Taxation.......................................................  157
DESCRIPTION OF ROOSEVELT FINANCIAL GROUP, INC. COMMON STOCK...............  159
CERTAIN ANTI-TAKEOVER PROVISIONS..........................................  159
COMPARISON OF RIGHTS OF STOCKHOLDERS OF ROOSEVELT FINANCIAL GROUP, INC.
 AND SENTINEL FINANCIAL CORPORATION.......................................  165
  Introduction............................................................  165
  Capital Stock...........................................................  165
  Special Meetings of Stockholders........................................  165
  Advance Notice Requirements for Nominations of Directors and
   Presentation of New Business at Annual Meetings of Stockholders........  165
  Number and Term of Directors............................................  166
  Removal of Directors....................................................  166
  Business Combinations with Certain Persons..............................  167
  Amendment of Certificate of Incorporation and Bylaws....................  167
  Control Share Acquisitions..............................................  168
LEGAL MATTERS.............................................................  169
EXPERTS...................................................................  169
STOCKHOLDER PROPOSALS.....................................................  169
INDEPENDENT ACCOUNTANTS...................................................  169
OTHER MATTERS.............................................................  170
FINANCIAL STATEMENTS OF ROOSEVELT FINANCIAL GROUP, INC. .................. RF-A
FINANCIAL STATEMENTS OF SENTINEL FINANCIAL CORPORATION....................  F-1

APPENDICES
  I.   Agreement and Plan of Merger (omitting schedules and exhibits)
  II.  Fairness Opinion of Trident Financial Corporation
  III. Text of Section 262 of the Delaware General Corporation Law

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete description of all material facts regarding Roosevelt, Sentinel and the matters to be considered at the Special Meeting and is qualified in its entirety by, and reference is made to, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, and the accompanying Appendices.

                           THE PARTIES TO THE MERGER

ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK

  Roosevelt, a Delaware corporation, is the holding company for Roosevelt Bank, a federally chartered savings bank headquartered in Chesterfield, Missouri. As of June 30, 1996, Roosevelt had total consolidated assets of $9.3 billion, deposits of $5.0 billion and stockholders' equity of $516 million. Roosevelt's business has consisted primarily of the business of Roosevelt Bank and its subsidiaries. The executive offices of Roosevelt and Roosevelt Bank are located at 900 Roosevelt Parkway, Chesterfield, Missouri 63017, and the telephone number at that address is (314) 532-6200.

  Roosevelt Bank is a federally chartered savings bank with $9.3 billion in consolidated total assets at June 30, 1996, making it the largest Missouri-based thrift institution. Roosevelt Bank has 79 full-service offices, including 38 offices serving the St. Louis metropolitan area and nine offices serving the Kansas City metropolitan area.

  Roosevelt's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and acquire real estate and consumer loans to acquire mortgage-backed securities, to perform loan servicing functions for others, and to provide other retail banking and financial services to consumers. The principal elements of Roosevelt's business plan are (i) the origination of a higher percentage of its assets; (ii) the diversification of its balance sheet away from only mortgage and real estate related assets; (iii) the expansion of its retail deposit base with a simultaneous shift within that deposit base toward checking and transaction accounts; and (iv) growth in fee income by providing other services such as insurance, brokerage and mortgage loan servicing for other investors.

  Since 1990, Roosevelt has pursued a program of acquiring other in-market and adjacent market thrift institutions, and in April 1996 entered into agreements to acquire two additional Missouri-based financial institution holding companies and their subsidiary institutions. Following the acquisition of one such institution, Missouri State Bank and Trust Company ("Missouri State Bank"), Roosevelt, which is currently regulated as a savings and loan holding company under the Home Owners' Loan Act of 1933 (the "HOLA"), will no longer be regulated as a savings and loan holding company but only as a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA"). The permissible activities of a bank holding company are more restrictive than those afforded to a savings and loan holding company. See "Roosevelt Financial Group, Inc. and Roosevelt Bank--Bank Holding Company Regulation."

  For additional information concerning Roosevelt and Roosevelt Bank, see "Roosevelt Financial Group, Inc. and Roosevelt Bank" and "Business of Roosevelt Financial Group, Inc."

SENTINEL FINANCIAL CORPORATION AND SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY

  Sentinel is a Delaware corporation formed in September 1993 to act as the holding company for Sentinel Federal upon the completion of Sentinel Federal's conversion from mutual to stock form of ownership (the "Conversion"). The Conversion was completed on January 7, 1994. At June 30, 1996, Sentinel had total consolidated assets of $143.8 million, deposits of $123.3 million and stockholders' equity of $11.7 million. The executive offices of Sentinel and Sentinel Federal are located at 1001 Walnut Street, Kansas City, Missouri 64106, and the telephone number at that address is (816) 474-9800.

  Sentinel Federal is a federally chartered savings and loan association headquartered in Kansas City, Missouri. Sentinel Federal's principal business consists of attracting deposits from the general public, originating loans secured primarily by owner-occupied residential properties and purchasing mortgage-related securities through the secondary market. To a significantly lesser extent, Sentinel Federal also originates consumer, commercial real estate and commercial business loans.

  On December 20, 1989, Sentinel Federal entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS") as a result of OTS criticisms of Sentinel Federal's policies and operations and its reduced capital position. In May 1990, Sentinel Federal also signed a Capital Plan agreement as a result of its low level of core capital. The Capital Plan was terminated on June 1, 1994 due to increases in capital levels primarily as a result of the initial public offering completed as part of the Conversion. However, the Supervisory Agreement remains in effect until terminated by the OTS. The Supervisory Agreement requires Sentinel Federal to follow certain limitations primarily relating to Sentinel Federal's internal operations, lending activities and investments. For additional information concerning Sentinel and Sentinel Federal, see "Selected Consolidated Financial and Other Data of Sentinel Financial Corporation" and "Business of Sentinel Financial Corporation."

                              THE SPECIAL MEETING

MEETING DATE; RECORD DATE

  The Special Meeting is scheduled to be held at the downtown Kansas City office of Sentinel, located at 1001 Walnut Street, Kansas City, Missouri, on Thursday, October 31, 1996 at 10:00 a.m., local time, and any and all adjournments or postponements thereof. Only holders of record of Sentinel Common Stock at the close of business on September 27, 1996 (the "Record Date") are entitled to notice of and to vote at the Special Meeting.

MATTERS TO BE CONSIDERED

  At the Special Meeting, holders of shares of Sentinel Common Stock will vote on a proposal to approve the Merger Agreement and the transactions contemplated thereby. Sentinel stockholders also may consider and vote upon such other matters as are properly brought before the Special Meeting.

VOTE REQUIRED

  The affirmative vote of the holders of a majority of the outstanding shares of Sentinel Common Stock entitled to vote at the Special Meeting is required for approval of the Merger Agreement. As of the Record Date, there were 513,423 shares of Sentinel Common Stock entitled to be voted at the Special Meeting.

  Approval of the Merger Agreement by the stockholders of Sentinel is a condition to, and is required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

SECURITY OWNERSHIP

  As of the Record Date, the directors and executive officers of Sentinel and their affiliates beneficially owned in the aggregate 64,305 shares (excluding 44,620 underlying stock options, which shares may not be voted at the Special Meeting), or 12.5% of the then outstanding shares of Sentinel Common Stock entitled to vote at the Special Meeting. The directors of Sentinel have entered into voting agreements with Roosevelt (the "Voting

Agreements") whereby such directors have agreed to vote all shares of Sentinel Common Stock owned by them (57,241 shares in the aggregate) for approval of the Merger Agreement. As of the Record Date, directors and executive officers of Roosevelt and their affiliates beneficially owned in the aggregate 1,000 shares of Sentinel Common Stock.

  For additional information, see "The Special Meeting."

                                   THE MERGER

  The following full text of the Merger Agreement, which is attached hereto as Appendix I and is incorporated by reference herein.

GENERAL

  The stockholders of Sentinel are being asked to consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Sentinel will be merged with and into Roosevelt, with Roosevelt as the surviving entity, and Sentinel Federal will be merged with Roosevelt Bank. The name of the surviving entities following consummation of the Merger will be "Roosevelt Financial Group, Inc." and "Roosevelt Bank," respectively. See "The Merger--General."

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

  At a meeting held on March 21, 1996, the Sentinel Board unanimously adopted the Merger Agreement and approved the transactions contemplated thereby and determined that the Merger would be in the best interests of Sentinel and its stockholders. The Sentinel Board therefore recommends that stockholders vote FOR approval of the Merger Agreement at the Special Meeting.

  For a discussion of the factors considered by the Sentinel Board in reaching its decision to adopt the Merger Agreement and approve the transactions contemplated thereby, see "The Merger--Background of the Merger" and "--Reasons for the Merger; Recommendation of the Board of Directors."

MERGER CONSIDERATION

  Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Sentinel Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive 1.4231 shares of Roosevelt Common Stock (the "Exchange Ratio" and the "Merger Consideration," respectively). See "The Merger--Merger Consideration." Each share of Roosevelt Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger.

  The Exchange Ratio is subject to adjustment, such that if the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading day period ending on the date that is three trading days prior to the Closing Date of the Merger (the "Average Pre-Closing Trading Price") is less than $15.83 per share the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price (in which case a greater number of shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio), and if the Average Pre-Closing Trading Price is greater than $21.42 per share the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price (in which case fewer shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio). Based on the last reported sale price for Roosevelt Common Stock on the Nasdaq National Market on October 10, 1996 ($17.75 per share), the value of 1.4231 shares of Roosevelt Common Stock as of that date would have been approximately $25.26. At the present time, there is no established market in which shares of Sentinel Common Stock are regularly traded, nor are there any uniformly quoted prices for such shares. The last trade of shares of Sentinel Common Stock known by management of Sentinel occurred during April 1996. The closing bid price for Sentinel Common Stock on October 10, 1996 was $21.00 per share, as reported by the National Quotation Bureau, Inc. The market value of Roosevelt Common Stock to be received in the Merger, however, is subject to fluctuation. Fluctuations in the market price of Roosevelt Common Stock would generally result in an increase or decrease in the value of the Merger Consideration to be received by Sentinel stockholders in the Merger. An increase in the market value of Roosevelt Common Stock would generally increase the market value of the Merger Consideration to be received by Sentinel stockholders in the Merger. A decrease in the market value of Roosevelt Common Stock would generally have the opposite effect. See "The Merger--Merger Consideration." Sentinel Stockholders are urged to obtain current market quotations for Roosevelt Common Stock.

TREATMENT OF SENTINEL STOCK OPTIONS

  At the Effective Time, Sentinel's 1994 Stock Option Plan (the "Sentinel Option Plan") and each outstanding option thereunder (including options granted to non-employee directors of Sentinel pursuant to any amendment of the Sentinel Option Plan) to purchase Sentinel Common Stock (the "Sentinel Stock Options") will be assumed by Roosevelt. Upon such assumption, each Sentinel Stock Option shall become an option to purchase the number of shares of Roosevelt Common Stock equal to the product of the number of shares of Sentinel Common Stock subject to the original option and the Exchange Ratio, with an appropriate adjustment to the exercise price under each substituted option and otherwise subject to the terms of the Sentinel Option Plan. See "The Merger--Treatment of Sentinel Stock Options."

OPINION OF FINANCIAL ADVISOR

  Sentinel has retained Trident Financial Corporation ("Trident") as its financial advisor in connection with the transactions contemplated by the Merger Agreement to evaluate the financial terms of the Merger. See "The Merger--Background of the Merger" and "--Reasons for the Merger; Recommendation of the Board of Directors."

  Trident has delivered an opinion that as of March 22, 1996, as confirmed on October 10, 1996, the Exchange Ratio is fair, from a financial point of view, to the holders of Sentinel Common Stock. A copy of Trident's opinion dated October 10, 1996 is attached to this Proxy Statement/Prospectus as Appendix II and is incorporated by reference herein. See "The Merger--Opinion of Financial Advisor."

EFFECTIVE TIME AND CLOSING DATE

  The Merger shall become effective at the time and on the date of the filing of a certificate of merger with the Secretary of State of Delaware for the Company Merger and articles of combination with the OTS for the Bank Merger (the "Effective Time"). Such filings will occur as soon as practicable after the satisfaction or waiver of all of the conditions to the Merger. The closing of the Merger shall occur no later than 10:00 a.m. on the last business day of the first calendar month following the satisfaction or waiver of all conditions and obligations precedent of Roosevelt and Sentinel to consummate the Merger, or at another time agreed to by Roosevelt and Sentinel (the "Closing Date").

APPRAISAL RIGHTS

  Under Delaware law, each holder of Sentinel Common Stock may dissent from the Merger, and receive payment of the appraised value of his or her shares of stock, provided the stockholder does not vote in favor of the Merger and complies with certain statutory procedures set forth in Section 262 of the Delaware General

Corporation Law (the "DGCL"), the text of which is attached hereto as Appendix
III. The value determined in such appraisal could be more than, the same as, or less than the value of the consideration to be received under the Merger Agreement by holders of Sentinel Common Stock who do not dissent from the Merger. A holder of Sentinel Common Stock who returns an executed proxy which does not indicate either a vote against the Merger or an abstention will be deemed to have voted in favor of the Merger and therefore will have waived his or her appraisal rights. See "The Merger--Appraisal Rights" and Appendix III to this Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  At the Closing, Roosevelt Bank will enter into an employment agreement (the "Employment Agreement") with Craig D. Laemmli, President and Chief Executive Officer of Sentinel and Sentinel Federal, who will assume the position of Vice President of Roosevelt Bank (for a six month term at an annual salary of $61,559). If Mr. Laemmli's employment is terminated during the term of such agreement for any reason, whether voluntarily by Mr. Laemmli or by Roosevelt Bank (other than for cause, as defined in the Employment Agreement), he will be entitled to receive payment of his salary for the remaining term of the Employment Agreement, plus an amount of cash equal to 299 percent of his "base amount" of compensation, in two installments, the first such installment payable within 15 days after the date of termination and the second payable on the first anniversary date of termination (the "Termination Payment"). It is estimated that if paid, the amount of the Termination Payment would be $162,644. The Sentinel Board was aware of this interest and others and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger--Interests of Certain Persons in the Merger."

CONDITIONS TO THE MERGER

  The respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement, including, among other things, the receipt of the requisite regulatory and stockholder approvals, the accuracy of the representations and warranties contained therein, the performance of all obligations imposed thereby, the receipt by Roosevelt and Sentinel of an opinion with respect to certain federal income tax consequences of the Merger and certain other conditions. See "The Merger--Conditions to the Merger."

REGULATORY APPROVALS

  The Merger is subject to the approval of the OTS. Roosevelt filed an application for approval of the Merger with the OTS on May 13, 1996, and received such approval on July 25, 1996.

  It is a condition to the consummation of the Merger that all requisite regulatory approvals be obtained without the imposition of any condition which differs from conditions customarily imposed by the OTS in orders approving acquisitions of the type contemplated by the Merger Agreement. The OTS approval did not contain any such condition.

  Under federal law a period of 15 days must expire following approval by the OTS within which period the United States Department of Justice (the "Department of Justice") may file objections to the Merger under the federal antitrust laws. The Department of Justice did not file any objection during this period. See "The Merger--Regulatory Approvals."

WAIVER AND AMENDMENT; TERMINATION

  Prior to the Effective Time, the Boards of Directors of Roosevelt and Sentinel may extend the time for performance of any obligations under the Merger Agreement, waive any inaccuracies in the representations and warranties contained in the Merger Agreement and waive compliance with any term, condition or provision of the Merger Agreement.

  Subject to applicable law, the Merger Agreement may be amended by action of the Roosevelt and Sentinel Boards at any time before or after approval of the Merger Agreement by the stockholders of Sentinel, provided that, among other things, after approval of the Merger Agreement by the stockholders of Sentinel, no amendment may change the amount or form of the Merger Consideration to be received by Sentinel stockholders in the Merger without their approval or adversely affect the tax treatment to Sentinel stockholders of the Merger Consideration. In addition, Roosevelt may cause an amendment to the Merger Agreement to change the method of effecting the Merger, subject to certain limitations set forth in the Merger Agreement.

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Sentinel's stockholders, either by mutual consent of the parties in writing or by either party if (i) the Merger is not consummated by January 31, 1997 (provided that the terminating party is not then in material breach of the Merger Agreement); (ii) the required regulatory approvals are not obtained;
(iii) the required approval of Sentinel's stockholders is not obtained; or (iv) the other party has materially breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and has failed to, or cannot, cure in a timely manner such breach after receiving written notice of such breach. In addition, the Sentinel Board may, in the exercise of its good faith judgment in consultation with counsel, terminate the Agreement if it determines that such termination is required by the occurrence of certain events; provided, however, that such termination is permissible only upon the prior payment to Roosevelt of a fee of $680,000 in cash. See "The Merger--Waiver and Amendment; Termination." Sentinel has also agreed to pay Roosevelt this amount in the event the Merger is not consummated and certain events occur by September 22, 1997. See "The Merger--Expenses; Termination Fee."

CONDUCT OF BUSINESS PENDING THE MERGER

  Each of Roosevelt and Sentinel has agreed to conduct its business prior to the Effective Time only in the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships, and retain the services of its officers and key employees. Sentinel also has agreed to certain forbearances with respect to the conduct of its business prior to the Effective Time. See "The Merger--Conduct of Business Pending the Merger."

EXPENSES; TERMINATION FEE

  All expenses incurred in connection with the Merger Agreement and the consummation of the Merger are to be paid by the party incurring such expenses, except that Roosevelt will pay all printing and mailing expenses and filing fees associated with the Registration Statement and this Proxy Statement/Prospectus and all filings with the OTS for approval of the Merger Agreement. In addition, Sentinel has agreed to pay Roosevelt a fee of $680,000 in the event the Merger is not consummated and certain events occur by September 22, 1997. See "The Merger--Expenses; Termination Fee."

ACCOUNTING TREATMENT

  Roosevelt has not yet decided whether to account for the Merger under the purchase method or the pooling of interests method. The decision will be based on whether Roosevelt decides to issue shares in connection with the Merger from authorized, but unissued shares, or to acquire shares in the open market for issuance in connection with the Merger. If shares are acquired in the open market, the pooling method will not be available. In addition, in order to utilize the pooling method, Roosevelt would be required to, prior to consummation of the Merger, rescind its existing stock repurchase plan, which is described in Note 18 to the "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994, and 1995." Under the purchase method, which accounts for a business combination as the acquisition of one enterprise by another, the value of the company's shares issued in the transaction is included in stockholders' equity and any of such amount in excess of net fair values of tangible and identifiable intangible assets of the acquired company is treated as an intangible asset on the acquiring company's financial statements. Under the pooling method, the financial statements of the combining enterprises are combined as if the two were and had been a single entity and no intangible asset is created. See "The Merger--Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  Roosevelt has received an opinion of Silver, Freedman & Taff, L.L.P., counsel to Roosevelt, in connection with the Registration statement to the effect that if the Merger were consummated on the date hereof, the Merger would qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code") with the following consequences:

    (i) the Company Merger and the Bank Merger would each qualify as a reorganization under Section 368(a) of the Code;

    (ii) no gain or loss would be recognized by Roosevelt, Roosevelt Bank, Sentinel or Sentinel Federal by reason of the Company Merger or the Bank Merger;

    (iii) no gain or loss would be recognized by any Sentinel stockholder upon the exchange of Sentinel Common Stock solely for Roosevelt Common Stock in the Merger (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Common Stock or in connection with the exercise of dissenter's rights, as discussed below);

    (iv) the aggregate tax basis of the Roosevelt Common Stock received by each stockholder of Sentinel who exchanged Sentinel Common Stock for Roosevelt Common Stock in the Merger would be the same as the aggregate tax basis of the Sentinel Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Common Stock);

    (v) the holding period of the shares of Roosevelt Common Stock received by a Sentinel stockholder in the Merger would include the holding period of the Sentinel Common Stock surrendered in exchange therefor (provided that such shares of Sentinel Common Stock were held as a capital asset by such stockholder at the Effective Time);

    (vi) cash received in the Merger by a Sentinel stockholder in lieu of a fractional share interest of Roosevelt Common Stock or by a Sentinel would be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Common Stock which such stockholder would otherwise be entitled to receive, and would qualify as capital gain or loss (assuming the Sentinel Common Stock surrendered in exchange therefor were held as a capital asset by such stockholder at the Effective Time); and

    (vii) a Sentinel stockholder who received only cash as a result of the exercise of appraisal rights would realize gain or loss for federal income tax purposes (determined separately as to each block of Sentinel Common stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such stockholder, and (y) such stockholder's tax basis for the shares of Sentinel Common Stock surrendered in exchange therefor, provided that the cash payment did not have the effect of distribution of a dividend. Any such gain or loss would be recognized for federal income tax purposes and would be treated as capital gain or loss. However, if the cash payment did have the effect of the distribution of a dividend, the amount of taxable income recognized generally would equal the amount of cash received; such income generally would be taxable as a dividend; and no loss (or the recovery of such stockholder's tax basis for the shares of Sentinel Common Stock surrendered in the exchange) generally would be recognized by such stockholder. The determination of whether a cash payment has the effect of the distribution of a dividend would be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code.

  The opinion is subject to various assumptions and qualifications, including that the Company Merger and the Bank Merger will be consummated in the manner and in accordance with the terms of the Merger Agreement. However, the financial accounting treatment of the transaction as a pooling or a purchase will not impact the tax consequences described above. The opinion is based entirely upon the Code, currently in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by Roosevelt and Sentinel of a closing tax opinion setting forth the same tax consequences in the foregoing tax opinion. See "--Conditions to the Merger." Sentinel stockholders are urged to consult their tax advisors concerning the specific tax consequences to them of the Merger, including the applicability and effect of various state, local and foreign tax laws. For further discussion of the opinion of Silver, Freedman & Taff, L.L.P. as to the material federal income tax consequences of the Merger, as issued and delivered to the Board of Directors of Roosevelt (the "Roosevelt Board"), see "The Merger--Certain Federal Income Tax Consequences of the Merger."

EFFECTS OF THE MERGER ON RIGHTS OF STOCKHOLDERS

  As a result of the Merger, holders of Sentinel Common Stock who receive shares of Roosevelt Common Stock in the Merger will become stockholders of Roosevelt. For a comparison of the corporate charters and bylaws of Roosevelt and Sentinel governing the rights of Roosevelt and Sentinel stockholders, see "Comparison of Rights of Stockholders of Roosevelt Financial Group, Inc. and Sentinel Financial Corporation."

NASDAQ LISTING

  Roosevelt Common Stock (symbol: RFED) currently is quoted on the Nasdaq National Market. It is a condition to consummation of the Merger that the Roosevelt Common Stock to be issued to the stockholders of Sentinel in the Merger and to be reserved for issuance under the Sentinel Stock Options assumed by Roosevelt in the Merger also will be approved for listing on the Nasdaq National Market. See "The Merger--Conditions to the Merger."

                          MANAGEMENT AFTER THE MERGER

  As of the Effective Time, the Boards of Directors of Roosevelt and Roosevelt Bank will consist of the current members of such Boards, and the executive officers of Roosevelt and Roosevelt Bank will include the current executive officers of Roosevelt and Roosevelt Bank. Craig D. Laemmli, President and Chief Executive Officer of Sentinel and Sentinel Federal, will assume the position of Vice President of Roosevelt Bank pursuant to an employment agreement for a term of six months as described elsewhere in this Proxy Statement/Prospectus. In addition, for at least one year after the Effective Time, and for so long thereafter as agreed to by Roosevelt Bank and the participating directors of Sentinel, the directors of Sentinel who wish to do so may serve as regional advisory directors of Roosevelt Bank, with a retainer fee for each such advisory director of $500 per month. See also "The Merger--Interests of Certain Persons in the Merger."

               COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

  The Roosevelt Common Stock is quoted on the Nasdaq National Market under the symbol "RFED." At the present time, there is no established market in which shares of Sentinel Common Stock are regularly traded, nor are there any uniformly quoted prices for such shares. The last trade of shares of Sentinel Common Stock known by management of Sentinel occurred during April 1996. The closing bid price for Sentinel Common Stock on October 10, 1996 was $21.00 per share, as reported by the National Quotation Bureau, Inc. The following table sets forth the market prices for Roosevelt Common Stock and the quarterly cash dividends per share declared for Roosevelt Common Stock, for the periods indicated. Sentinel has never paid dividends on its Common Stock. The market prices of the Roosevelt Common Stock for the periods indicated represent closing prices of such stock as quoted on the Nasdaq National Market. Roosevelt Common Stock prices and dividend amounts have been restated to give effect to stock splits and stock dividends. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                         ROOSEVELT COMMON STOCK
                                                         -----------------------
                                                          HIGH   LOW   DIVIDENDS
                                                         ------ ------ ---------
   1994 Calendar Year
     First Quarter...................................... 15.833 13.917   0.10
     Second Quarter..................................... 18.250 14.328   0.11
     Third Quarter...................................... 17.375 16.000   0.11
     Fourth Quarter..................................... 16.875 12.750   0.11
   1995 Calendar Year
     First Quarter...................................... 17.250 14.750   0.14
     Second Quarter..................................... 18.625 15.750   0.14
     Third Quarter...................................... 18.875 15.250   0.14
     Fourth Quarter..................................... 19.375 15.875   0.14
   1996 Calendar Year
     First Quarter...................................... 19.250 17.000   0.155
     Second Quarter..................................... 20.000 17.750   0.155
     Third Quarter...................................... 18.875 15.625   0.155
     Fourth Quarter (through October 10)................ 17.750 16.875     --

  The following table sets forth the last reported sale prices per share of Roosevelt Common Stock and Sentinel Common Stock and the equivalent per share price for Sentinel Common Stock giving effect to the Merger on (i) March 21, 1996, the last trading day preceding public announcement of the signing of the Merger Agreement; and (ii) October 10, 1996, the last practicable date prior to the mailing of this Proxy Statement/Prospectus.

                                   ROOSEVELT     SENTINEL   EQUIVALENT PRICE PER
                                  COMMON STOCK COMMON STOCK  SENTINEL SHARE(1)
                                  ------------ ------------ --------------------
March 21, 1996...................   $18.500        n/a(2)         $26.327
October 10, 1996.................    17.750        n/a(2)          25.260

--------
(1) The equivalent price per share of Sentinel Common Stock at each specified date was determined by multiplying (i) the last reported sale price of Roosevelt Common Stock on such date and (ii) the Exchange Ratio of 1.4231.
(2) The last trade of shares of Sentinel Common Stock known by management of Sentinel occurred during April 1996. The closing bid price for Sentinel Common Stock on October 10, 1996 was $21.00 per share as reported by the National Quotation Bureau, Inc.

  As of October 10, 1996, the 42,157,516 outstanding shares of Roosevelt Common Stock were held by approximately 5,189 record owners and the 513,423 outstanding shares of Sentinel Common Stock by approximately 251 record owners.

  The issuance of shares of Roosevelt Common Stock in connection with the Merger will not affect the amount of, and will have an immaterial effect on the percentage of, shares of Roosevelt Common Stock held by any current Roosevelt shareholders, including 5% shareholders and Roosevelt directors and officers.

  The number of shares of Roosevelt Common Stock to be received for each share of Sentinel Common Stock has been fixed at 1.4231. The Exchange Ratio is subject to adjustment, such that if the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading day period ending on the date that is three trading days prior to the Closing Date of the Merger (the "Average Pre-Closing Trading Price") is less than $15.83 per share, the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price (in which case a greater number of shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio), and if the Average Pre-Closing Trading Price is greater than $21.42 per share, the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price (in which case fewer shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio). The market price of Roosevelt Common Stock may fluctuate between the date of this Proxy Statement/Prospectus and the Effective Time. Fluctuations in the market price of Roosevelt Common Stock would generally result in an increase or decrease in the value of the Merger Consideration to be received by holders of Sentinel Common Stock in the Merger. An increase in the market value of Roosevelt Common Stock would generally increase the market value of the Merger Consideration to be received in the Merger. A decrease in the market value of Roosevelt Common Stock would generally have the opposite effect. The market value of the Merger Consideration at the time of the Merger will depend upon the market value of a share of Roosevelt Common Stock at such time. See "The Merger--Merger Consideration." Sentinel stockholders are urged to obtain current market quotations for Roosevelt Common Stock.

  The timing and amount of the future dividends of Roosevelt will depend upon earnings, cash requirements, Roosevelt's financial condition and other factors deemed relevant by the Roosevelt Board. Dividends may also be limited by certain regulatory restrictions.

                              RECENT DEVELOPMENTS

RECENT LEGISLATION

  The deposits of Roosevelt Bank are presently insured by the Savings Association Insurance Fund (the "SAIF") which together with the Bank Insurance Fund (the "BIF") are the two insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC"). As a result of the BIF reaching its statutory reserve ratio, the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. The BIF premium schedule was further revised, effective January 1996, to provide a range of 0% to .27%, essentially eliminating deposit insurance premiums for many BIF-insured institutions. As a result of these adjustments, BIF insured institutions now generally pay lower premiums than SAIF insured institutions. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio.


  In order to help eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provides for the merger of the BIF and the SAIF on January 1, 1999 if no savings associations then exist. The FDIC has announced that the special assessment rate is anticipated to be .657% and the assessment will be payable by November 27, 1996. Based on Roosevelt Bank's level of SAIF deposits at March 31, 1995 (including the effect of the acquisitions of Kirksville Federal Savings Bank ("Kirksville Bank") and Washington Savings Bank, FSB ("Washington Savings"), Roosevelt Bank's assessment would be approximately $27.4 million on a pre-tax basis. If such special assessment had been recorded as of June 30, 1996, on a pro forma basis, the tangible, core and risk-based capital ratios would have been 5.33%, 5.35% and 13.76%, respectively. Accordingly, this special assessment will significantly increase noninterest expense and adversely affect Roosevelt Bank's results of operations for the quarter ended September 30, 1996.


  Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on savings associations was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980s. Although the FDIC has proposed that the SAIF assessment be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions will continue to be subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997, that assessment will be limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no savings association continues to exist, thereby imposing a greater burden on SAIF member institutions such as Roosevelt Bank. Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates to be established by the FDIC to implement this requirement for all FDIC-insured institutions is uncertain at this time.


  The United States Congress has also considered legislation that would require all Federal thrift institutions, such as Roosevelt Bank, to either convert to a national bank or a state chartered financial institution. If such legislation were enacted, Roosevelt would no longer be regulated as a thrift holding company, but rather as a bank holding company. The OTS would be abolished and its functions transferred among the other federal banking regulators. No assurance can be given as to whether or in what form the legislation will be enacted or its effect on Roosevelt and Roosevelt Bank.


  In August 1996, legislation was enacted that repeals the reserve method of accounting (including the percentage of taxable income method) used by many thrifts to calculate their bad debt reserve for federal income tax purposes. As a result, large thrifts such as Roosevelt Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the specific charge-off method for post-1987 tax years. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The management of Roosevelt does not believe that the legislation will have a material impact on Roosevelt or Roosevelt Bank.


AMENDMENT OF FINANCIAL STATEMENTS


  During August 1996, the Staff of the Securities and Exchange Commission ("Staff") performed a regular review of Roosevelt's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K") in conjunction with Registration Statements on Form S-4 filed by the Company related to the Merger and the planned acquisitions of Mutual Bancompany, Inc. ("Mutual") and Community Charter Corporation ("CCC").


  As a result of this review, the Staff questioned the Company's original accounting treatment surrounding the deferral and recognition of gains and losses on financial futures contracts used to reduce the interest rate risk of certain mortgage-backed securities in the Company's available for sale portfolio. The Company originally recognized a $34.8 million charge to fourth quarter 1995 earnings regarding the cessation of deferral accounting.


  At issue was the Staff's contention that the financial futures contracts did not meet the "high correlation" criteria of Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts, thus not qualifying for deferral accounting from the inception of the hedge in March 1994 and requiring the recognition of subsequent gains and losses in income. The Company originally ceased deferral accounting when management concluded that high correlation measured using the "cumulative dollar approach" was unlikely to be achieved on a consistent basis.


  Accordingly, at the Staff's request, the Company has restated its 1994 and 1995 consolidated financial statements to reflect the cessation of deferral accounting, from the inception of the hedge, with respect to the aforementioned financial futures contracts. The restatement had the effect of increasing previously reported net income for the year ended December 31, 1994 and decreasing previously reported net income for the year ended December 31, 1995 by $18.0 million (on a fully-diluted per share basis an increase of $0.48 for 1994 and a decrease of $0.43 for 1995) for the period. This restatement is one of the timing of recognition of gains and losses in the Statement of Operations and has no impact on total stockholders' equity at any date since both the futures contracts and the related mortgage-backed securities have been previously marked to market through stockholders' equity at each reporting period. Other appropriate conforming changes to reflect the statement have been made throughout this Proxy Statement/Prospectus.


  Subsequent to December 31, 1995, the Company terminated all of its futures positions and maintained its interest rate risk management position by principally redesigning existing interest rate exchange agreements to the available for sale portfolio. Such interest rate exchange agreements were utilized prior to the redesignation to manage the interest rate risk of interest-bearing deposits and other short-term borrowings.


NEW PURCHASE OF MORTGAGE SERVICING RIGHTS


  The Company recently agreed to acquire approximately $750 million of mortgage servicing rights. The purchase is expected to settle prior to December 31, 1996. The purchase is expected to expand the servicing portfolio by approximately 10%. The Company anticipates that as of December 31, 1996 the Company will be servicing more than $8 billion of mortgages and over 110,000 loans.


THE COMPANY STUDIES BALANCE SHEET RESTRUCTURING


  The Company is currently studying a number of possible transactions to accelerate the benefit to shareholders from the transition to a retail banking operation. Such transactions being considered include, but are not limited to, share repurchases, reduction in the mortgage-backed securities portfolio and pay downs of outside borrowings. Such transactions, if or when completed, are not expected to have a material impact on core profitability during the remainder of 1996.


  Consistent with these efforts, the Company completed the early retirement of $28.75 million of 9.5% subordinated debentures on August 1, 1996. Much of the benefit to regulatory capital from having issued such debentures would have been greatly diminished when the Company becomes a commercial bank holding company later this year. See "Roosevelt Financial Group, Inc. and Roosevelt Bank--Bank Holding Company Regulation." Repaying such high cost outside borrowings is consistent with the Company's strategic transition to a retail orientation and to efforts to simplify its balance sheet while also improving its net interest margin.


  Similarly, the Company has defeased of all of its remaining previously issued 10.125% mortgage-backed bonds. The bonds were originally scheduled to mature during 2018. However, at issuance, the Company reserved its right to retire the bonds at face value during 1998. The relatively near term call date made this transaction an effective step in reducing high cost outside borrowings in support of the Company's retail transition.


EARLY RESULTS REGARDING CREDIT CARD INITIATIVE


  The Company's initiative regarding credit cards began to show results during July and August 1996. During the period, the Company issued 72,469 cards, which carried $28 million in balances at August 31, 1996. Credit cards are one aspect of the Company's strategic initiatives to convert the balance sheet to a more retail orientation with more whole loans, consumer loans and checking accounts as well as generally fewer mortgage-backed securities and outside borrowings.


  The Company believes that such a shift in the balance sheet can be accomplished without a meaningful change to its high asset quality position. The Company believes that credit scoring techniques will help it maintain overall quality on the credit cards. Based upon a review of recent industry data, the Company believes the minimum score for a typical credit card program during recent periods ranged from 640 to 660 on an 800 point Fair Isaac and Company, Inc. scale, with 800 being the highest quality. The goal of the Company is to develop a credit card portfolio with an average score of 720. Based upon balances outstanding, Roosevelt's newest card holders have an average score of 729. Based upon the average credit limit, those customers have an average score of 745.


ROOSEVELT'S CAUTION REGARDING NEAR-TERM EXPECTATIONS


  The widespread use of introductory rates on loans, including credit cards, will limit near term earnings benefits of Roosevelt, while creating earnings momentum for 1997. The retail initiatives of the Company will require additional increases in expenses which may offset much of the near term earnings benefit of the retail activities. However, such activities are expected to further build the earnings momentum for 1997 and 1998 as the various retail assets reprice up after their introductory periods and future growth in fee income outpaces a more normalized growth in expenses.


BROAD BASED GROWTH IN ROOSEVELT'S RETAIL FRANCHISE CONTINUES


  Retail activities for July and August suggest that growth in the scale and quality of the overall retail franchise continues. Mortgage and consumer loan production totalled $196 million and $38 million respectively, up sharply from 1995 levels. The Company also continues to convert the majority of its mortgage customers into full service retail clients with checking accounts and other financial service relationships.


  The Company also opened 22,735 new checking accounts during July and August 1996, which is expected to result in a new quarterly record in net checking account growth. The quality of the new accounts is underscored by an average balance per account for the non-interest bearing portion of the retail portfolio of $1,073 at August 31, 1996.

  The Company also anticipates growth in the areas of retail banking fees and insurance and brokerage commissions.


  Progress in the many retail areas has been a function of intensive training, management focus and implementation of new management tools. Such progress can best be measured in terms of sales per selling FTE (full time equivalent) per day. For August 1996, sales topped ten per FTE per day, up from approximately seven during the second quarter of 1996 and up from less than three per day at the beginning of 1996. The Company's goal by year-end 1996 is to be operating above 11 sales per selling FTE per day.


PENDING ACQUISITIONS OF MUTUAL AND COMMUNITY CHARTER


  On April 9, 1996, Roosevelt entered into a definitive agreement pursuant to which Mutual, Jefferson City, Missouri, the holding company for Mutual Bank, will merge with and into Roosevelt, and Mutual Bank will merge with Roosevelt Bank. Upon the consummation of the transactions, each Mutual stockholder will become entitled to receive a number of shares of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the closing date of the transaction. As of March 31, 1996, Mutual had total consolidated assets of $53 million, deposits of $46 million and stockholders' equity of $6 million. Roosevelt filed an application with the OTS for approval of the Mutual acquisition in May 1996, and received such approval in July 1996. Mutual commenced its solicitation of Mutual shareholders for approval of the acquisition on September 24, 1996. Roosevelt anticipates that the acquisition will close in the middle of the fourth quarter of 1996.


  On April 16, 1996, Roosevelt entered into a definitive agreement pursuant to which CCC, St. Louis, Missouri, the holding company for Missouri State Bank, will be merged with Roosevelt, resulting in Missouri State Bank becoming a stand-alone first tier subsidiary of Roosevelt. Upon the consummation of the merger, each CCC stockholder will become entitled to receive 1.6 shares of Roosevelt Common Stock. As of June 30, 1996, CCC had total consolidated assets of $64.7 million, deposits of $56.8 million and stockholders' equity of $5.8 million. Roosevelt filed an application with the Missouri Division of Finance (the "MDF") in June 1996 and the Board of Governors of the Federal Reserve System (the "FRB") in July 1996 for approval of the acquisition of Missouri State Bank and received the approval of the MDF in July 1996 and the FRB in August 1996. CCC commenced its solicitation of CCC shareholders for approval of the acquisition on September 20, 1996. Roosevelt anticipates that the CCC acquisition will close in the middle of the fourth quarter of 1996.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF ROOSEVELT FINANCIAL GROUP,
                                     INC.

  The following table shows, for the periods indicated, certain summary historical data for Roosevelt. Information at and for the years ended December 31, 1991 through 1993 have been restated to reflect an acquisition accounted for as a pooling of interests. This information is derived in part from, and should be read in conjunction with, the separate consolidated financial statements and related notes included in "Financial Statements of Roosevelt Financial Group, Inc."

                                                     AT OR FOR THE SIX MONTHS
                                                          ENDED JUNE 30,
                                                     -------------------------
                                                         1996         1995
                                                     ------------ ------------
Summary of Financial Condition:
  Total assets...................................... $  9,327,772 $  8,961,061
  Securities available for sale.....................    1,353,760    1,726,044
  Securities held to maturity.......................    3,534,341    3,641,954
  Loans.............................................    4,016,699    3,264,735
  Deposits..........................................    4,995,371    4,785,619
  Other borrowings..................................    3,653,183    3,565,862
  Stockholders' equity..............................      516,317      452,350
Summary of Operations:
  Total interest income............................. $    328,423 $    319,218
  Total interest expense............................      238,753      225,016
  Provision for losses on loans.....................          600          600
                                                     ------------ ------------
  Net interest income after provision for losses on
   loans............................................       89,070       93,602
                                                     ------------ ------------
  Retail banking fees...............................        6,587        5,228
  Insurance and brokerage sales commissions.........        3,718        4,116
  Loan servicing fees (expenses), net...............        4,733        4,144
  Net gain (loss) from financial instruments........          862      (55,739)
  Unrealized losses on impairment of mortgage-backed
   securities held to maturity......................          --       (27,063)
  Other.............................................        2,894        1,538
                                                     ------------ ------------
    Total noninterest income (loss).................       18,794      (67,776)
                                                     ------------ ------------
    Total noninterest expense.......................       45,146       43,233
                                                     ------------ ------------
  Income before income tax expense, extraordinary
   item, and cumulative effect of change in
   accounting principle.............................       62,718      (17,613)
  Income tax expense (benefit)......................       21,425       (7,298)
  Extraordinary item, net...........................          --           --
  Cumulative effect of change in accounting
   principle........................................          --           --
                                                     ------------ ------------
  Net income (loss)................................. $     41,293 $    (10,315)
                                                     ============ ============
  Net income (loss) attributable to common stock.... $     39,174 $    (12,444)
                                                     ============ ============
Per Share Data:
Primary earnings per share:
  Income (loss) before extraordinary item and
   cumulative effect of change in accounting
   principle                                         $       0.92 $      (0.31)
  Extraordinary item................................          --           --
  Cumulative effect of change in accounting
   principles.......................................          --           --
                                                     ------------ ------------
  Net income (loss)................................. $       0.92 $      (0.31)
                                                     ============ ============

                                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                            -------------------------------------------------------------
                               1995        1994        1993           1992        1991
                            ----------  ----------  ----------     ----------  ----------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Summary of Financial
 Condition:
 Total assets.............. $9,013,061  $8,431,866  $7,595,161     $6,038,732  $5,756,199
 Securities available for
  sale.....................  1,606,461   1,765,699   1,665,879         52,399      46,997
 Securities held to
  maturity.................  3,550,140   3,276,062   2,642,916      2,219,147   2,487,141
 Loans.....................  3,577,892   3,072,151   2,671,810      2,349,771   2,259,867
 Deposits..................  4,907,497   4,899,389   5,081,496      4,300,981   4,184,323
 Other borrowings..........  3,507,475   2,963,449   1,975,661      1,319,154   1,222,457
 Stockholders' equity......    496,906     441,626     378,462        288,545     254,396
Summary of Operations:
 Total interest income..... $  647,316  $  533,368  $  486,940     $  439,173  $  503,801
 Total interest expense....    466,433     347,574     321,490        314,728     394,315
 Provision for losses on
  loans....................      1,200      12,432         706          2,648       2,695
                            ----------  ----------  ----------     ----------  ----------
 Net interest income after
  provision for losses on
  loans....................    180,162     173,280     164,744        121,797     106,791
                            ----------  ----------  ----------     ----------  ----------
 Retail banking fees.......     10,706       8,682       6,260          4,870       3,150
 Insurance and brokerage
  sales commissions........      7,506       6,538       5,737          4,347       3,159
 Loan servicing fees
  (expenses), net..........      8,911       7,359     (11,145)         8,392      11,191
 Net gain (loss) from
  financial instruments....    (58,216)    (10,660)     10,646         11,394         374
 Unrealized losses on
  impairment of mortgage-
  backed securities held
  to maturity..............    (27,063)        --          --             --          --
 Other.....................      3,016       5,337       2,759          1,790       5,337
                            ----------  ----------  ----------     ----------  ----------
   Total noninterest income
    (loss).................    (55,140)    (17,256)     14,257         30,793      23,211
                            ----------  ----------  ----------     ----------  ----------
   Total noninterest
    expense................     87,666     115,576      98,598        100,452      87,994
                            ----------  ----------  ----------     ----------  ----------
 Income before income tax
  expense, extraordinary
  item, and cumulative
  effect of change in
  accounting principle.....     37,356      74,960      80,403         52,138      42,008
 Income tax expense
  (benefit)................     10,258      25,384      27,134         17,887      14,612
 Extraordinary item, net...        --       (7,849)     (1,908)        (3,796)     (1,662)
 Cumulative effect of
  change in accounting
  principle................        --          --       (6,489)(1)        --      (16,321)(2)
                            ----------  ----------  ----------     ----------  ----------
 Net income (loss)......... $   27,098  $   41,727  $   44,872     $   30,455  $    9,413
                            ==========  ==========  ==========     ==========  ==========
 Net income (loss) to
  common stock............. $   22,855  $   36,543  $   41,057     $   28,866  $    5,029
                            ==========  ==========  ==========     ==========  ==========
Per Share Data:
Primary earnings per share
 Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle................ $      .56  $     1.17  $     1.54     $     1.09  $     1.09
 Extraordinary item........        --        (0.21)      (0.06)         (0.13)      (0.06)
 Cumulative effect of
  change in accounting
  principles...............        --          --        (0.20)           --        (0.65)
                            ----------  ----------  ----------     ----------  ----------
 Net income (loss)......... $      .56  $     0.96  $     1.28     $     0.96  $     0.38
                            ==========  ==========  ==========     ==========  ==========

                          AT OR FOR THE
                           SIX MONTHS                    AT OR FOR THE
                         ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                         ----------------     ---------------------------------------------
                          1996     1995        1995       1994       1993    1992    1991
                         -------  -------     ------     ------     ------  ------  -------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Fully-diluted earnings
 per share:
 Income (loss) before
  extraordinary item
  and cumulative effect
  of change in
  accounting
  principles............ $  0.88  $ (0.31)    $ 0.56     $ 1.17     $ 1.32  $ 0.99  $  1.09
 Extraordinary item.....     --       --         --       (0.21)     (0.05)  (0.11)   (0.06)
 Cumulative effect of
  change in accounting
  principles............     --       --         --         --       (0.16)    --     (0.65)
                         -------  -------     ------     ------     ------  ------  -------
   Net income (loss).... $  0.88  $ (0.31)    $ 0.56     $ 0.96     $ 1.11  $ 0.88  $  0.38
                         =======  =======     ======     ======     ======  ======  =======
Pro Forma amount
 assuming the change in
 accounting principle is
 applied
 retroactively:(2)
   Net income...........     N/A      N/A        N/A        N/A        N/A     N/A  $25,734
                         =======  =======     ======     ======     ======  ======  =======
   Earnings per share...     N/A      N/A        N/A        N/A        N/A     N/A  $  1.03
                         =======  =======     ======     ======     ======  ======  =======
Other Data:
 Ratio of net interest
  income to general and
  administrative
  expense...............    1.99x    2.17x      2.07x(4)   1.67x(3)   1.82x   1.55x    1.44x
 Effective net spread
  during the period.....    2.00%    2.14%      2.06%      2.29%      2.40%   2.32%    2.01%
 Nonperforming assets
  to total assets, end
  of period.............    0.85%    0.75%      0.90       0.41       0.46    0.78     0.89
 Return on assets
  (ratio of net income
  to average total
  assets)...............    0.88%   (0.23)(5)   0.30 (4)   0.49 (3)   0.61    0.54     0.16
 Return on equity
  (ratio of net income
  to average
  stockholders'
  equity)...............   16.27%   (4.61)(5)   5.97 (4)  10.30 (3)  12.86   11.11     3.55
 Equity-to-assets ratio
  (ratio of average
  stockholders' equity
  to average total
  assets)...............    5.42%    4.91%      4.97       4.80       4.75    4.84     4.64
 Cash dividends per
  share of common
  stock................. $  0.31  $  0.28     $ 0.56     $ 0.43     $ 0.31  $ 0.21  $  0.20
 Dividends on common
  stock payout ratio
  (dividends paid per
  share of common stock
  divided by primary
  net income per
  share)................   33.70%     N/M (5) 100.00%(4)  44.79%(3)  18.72%  18.63%   90.41%
 Book value per share,
  end of period......... $ 10.98  $ 10.01     $10.60     $ 9.79     $ 9.18  $ 9.29  $  8.67

-------
(1) During December 1993, Roosevelt adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on a prospective basis. As a result, Roosevelt recorded a $6.5 million charge, net of applicable income taxes, as a cumulative effect of a change in accounting principle to reflect an other than temporary impairment of certain interest-only stripped coupon mortgage-backed pass-through certificates and collateralized mortgage obligation residual interests. See Note 2 of the Notes to Consolidated Financial Statements included "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements and Independent auditor's Report for the Years Ended December 31, 1993, 1994 and 1995.
(2) During 1991, Roosevelt changed its method of amortizing cost in excess of fair value of net assets acquired. Prior to 1991, Roosevelt amortized the cost in excess of fair value of net assets acquired (goodwill) on a straight line basis over a 15 year life. On January 1, 1991, Roosevelt adopted the provisions of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" (SFAS 72) and amortizes goodwill over the life of the long-term interest-bearing assets acquired. Such adoption was allowed as a result of the Financial Accounting Standards Board Emerging Issues Task Force Consensus No. 89-19 which permitted retroactive application for purchase business combinations that occurred prior to the issuance of SFAS
    72. Roosevelt recorded a $16.3 million cumulative effect of a change in accounting principle in 1991.
(3) Includes a $57.3 million net expense (net of income tax benefit) of merger-related expenses as a result of the acquisition of Farm & Home. Such merger-related expenses included $11.4 million in provision for losses on loans, $38.4 million of net loss from financial instruments, $3.7 million in provision for real estate losses, $6.3 million in compensation and employee benefits, occupancy expense of $5.9 million, transaction related fees of $7.0 million, and $1.8 million of other expenses. This amount was reduced by the income tax effect of $25.0 million. An extraordinary item totalling $7.8 million was recorded related to the early extinguishment of debt. Also included are gains resulting from the mark to market of Roosevelt's financial futures positions used to reduce the interest rate risk of certain mortgage backed securities in the available for sale portfolio totaling $39.5 million ($25.1 million, net of income taxes). Not including the aforementioned charges and gains for 1994, the ratio of net interest income to general and administrative expense would have been 2.08x, return on assets would have been 0.96%, return on equity would have been 20.01%, and the dividend on common stock payout ratio would have been 18.40%.
(4) Excluding the impact of the impairment charge related to certain mortgage-backed securities of $27.1 million, losses resulting, from the mark to market of Roosevelt's financial futures position used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio totaling $71.0 million and merger-related expenses of $1.6 million, the ratio of net interest income to general and administrative expense would have been 2.11x, return on assets would have been 0.95%, return on equity would have been 18.96% and the dividend on common stock payout ratio would have been 27.59%.
(5) Excluding the impact of the impairment charges related to certain mortgage-backed securities of $27.1 million, and losses resulting from the mark to market of Roosevelt's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio totaling $61.7 million, return on assets would have been 0.98%, return on equity would have been 19.94% and the dividend on common stock payout ratio would have been 26.92%.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                       OF SENTINEL FINANCIAL CORPORATION

  The following table shows, for the periods indicated, certain summary historical data for Sentinel. This information is derived in part from, and should be read in conjunction with, the separate consolidated financial statements and related notes included elsewhere in this Proxy Statement/Prospectus. See "Financial Statements of Sentinel Financial Corporation."

                                              JUNE 30,
                          -------------------------------------------------------
                            1996       1995       1994         1993       1992
                          ---------  ---------  ---------    ---------  ---------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Selected Financial
 Condition Data:
 Total assets...........  $ 143,842  $ 161,914  $ 154,560    $ 156,600  $ 161,054
 Loans receivable,
  net...................     82,693     80,956     72,278       80,043     95,529
 Mortgage-backed
  securities, net.......     51,520     68,941     73,096       60,725     31,982
 Investment
  securities............      4,619      6,246      4,322       10,924     15,574
 Securities and loans
  available for sale....      1,577      1,856      1,058        1,090     13,319
 Savings deposits.......    123,253    126,440    131,504      138,585    144,685
 Advances from Federal
  Home Loan Bank........      7,000     21,850     10,450       10,000      9,500
 Stockholders'
  equity/retained
  earnings--
  substantially
  restricted............     11,668     10,615      9,904        5,106      4,254
Selected Operations
 Data:
 Total interest and
  dividend income.......  $  11,004  $  10,422  $   9,418    $  10,793  $  12,953
 Total interest
  expense...............      7,527      7,344      6,948        7,740      9,733
                          ---------  ---------  ---------    ---------  ---------
   Net interest income..      3,477      3,078      2,638        3,053      3,220
 Provision for losses
  on loans..............        --         --          42          154         27
                          ---------  ---------  ---------    ---------  ---------
   Net interest income
    after provision for
    losses on loans.....      3,477      3,078      2,596        2,899      3,193
                          ---------  ---------  ---------    ---------  ---------
 Service fee income.....        126        124        147          156        157
 Gain on sale of
  securities and loans,
  net...................        129         30         35          275        124
 Other noninterest
  income................        232        256        267          433        173
                          ---------  ---------  ---------    ---------  ---------
   Total noninterest
    income..............        487        410        449          864        454
                          ---------  ---------  ---------    ---------  ---------
 General and
  administrative
  expenses..............      3,351      2,602      2,549        2,418      2,511
 Provision for losses
  on real estate
  acquired through
  foreclosure...........        --         --         (43)          24         37
                          ---------  ---------  ---------    ---------  ---------
   Income before income
    taxes and cumulative
    effect of change in
    accounting
    principle...........        613        886        418        1,345      1,135
 Income taxes...........       (315)       283         45          548        426
                          ---------  ---------  ---------    ---------  ---------
   Income before
    cumulative effect of
    change in accounting
    principle...........        928        603        373          797        709
 Cumulative effect of
  change in accounting
  principle.............        --          27        191           55         49
                          ---------  ---------  ---------    ---------  ---------
   Net income...........  $     928  $     630  $     564          852  $     758
                          =========  =========  =========    =========  =========
Earnings per share:
 Income before
  extraordinary item
  and cumulative effect
  of change in
  accounting
  principle.............  $    1.81  $    1.25  $    0.52(1)       N/A        N/A
 Cumulative effect of
  change in accounting
  principle.............        --        0.06        --           --         --
                          ---------  ---------  ---------    ---------  ---------
   Net income...........  $    1.81  $    1.31  $    0.52(1)       N/A        N/A
                          =========  =========  =========    =========  =========
Other Data:
Average total assets....  $ 153,342    157,875  $ 155,206    $ 157,595  $ 159,404
Average total liabili-
 ties...................    142,200    147,616    147,701      152,804    155,482
Interest rate spread in-
 formation:
 Average during year....       1.81%      1.61%      1.33%        1.75%      1.89%
 End of year............       2.07       1.59       1.49         1.70       2.20
Net interest margin.....       2.28       1.98       1.61         1.97       2.06
Average interest-earning
 assets to average in-
 terest-bearing liabili-
 ties...................     109.66     107.67     106.21       104.33     102.69
Nonperforming assets to
 total assets at end of
 year...................       0.12       0.08       0.18         0.39       0.92
Equity to total assets
 at end of year.........       7.73       6.56       6.41         3.26       2.64
Return on assets (ratio
 of net income to aver-
 age total assets)......       0.61       0.40       0.36         0.54       0.48
Return on equity (ratio
 of net income to aver-
 age equity)............       8.33       6.14       7.51        17.78      19.33
Equity-to-assets ratio
 (ratio of average eq-
 uity to average total
 assets)................       7.27       6.50       4.84         3.04       2.46
General and administra-
 tive expenses as a per-
 cent of average total
 assets.................       2.19       1.65       1.72         1.53       1.58
Ratio of net interest
 income to general and
 administrative ex-
 penses.................       1.04       0.85       1.01         0.79       0.78

--------
(1) From January 7, 1994, the date of completion of the conversion of Sentinel Federal from mutual to stock form of ownership.

                     COMPARATIVE UNAUDITED PER SHARE DATA

  The following table shows unaudited comparative per share data for Roosevelt and Sentinel Common Stock on a historical basis, and on a pro forma combined basis and a pro forma equivalent basis for Roosevelt and Sentinel giving effect to the Merger accounted for under the pooling of interests method of accounting. Roosevelt has not yet decided whether to account for the Merger under the pooling of interests method or the purchase method of accounting. The pro forma data under the pooling and purchase methods of accounting would not be materially different. See "The Merger--Accounting Treatment."

                                      HISTORICAL             PRO FORMA
                                 ---------------------  ---------------------
                                                                   EQUIVALENT
                                 ROOSEVELT SENTINEL(1)  COMBINED     SHARES
                                 --------- -----------  --------   ----------
Book value per share at:
  December 31, 1995.............  $10.60     $20.68(2)   $10.66(3)   $15.17(4)
  June 30, 1996.................   10.98      22.73       11.06(3)    15.74(4)
Cash dividends declared per
 share:
  Year Ended December 31, 1993..   0.310        --        0.310       0.441
  Year Ended December 31, 1994..   0.430        --        0.430       0.612
  Year Ended December 31, 1995..   0.560        --        0.560       0.797
  Six Months Ended June 30,
   1996.........................   0.310        --        0.310       0.441
Income per share before
 extraordinary item and
 cumulative effect of change in
 accounting principles:
  Year Ended December 31, 1993..    1.32        N/A        1.32        1.88(5)
  Year Ended December 31, 1994..    1.17       0.52(2)     1.17        1.67(5)
  Year Ended December 31, 1995..    0.56       1.31(2)     0.57        0.81(5)
  Six Months Ended June 30,
   1996.........................    0.88       1.16        0.87        1.24(5)

--------
(1) Sentinel completed its initial public offering on January 7, 1994. As a result, income per share before extraordinary items and cumulative effect of change in accounting principles prior to such date is not applicable.
(2) In the case of Sentinel, the information presented at or for the year ended December 31, 1995 and 1994 is at or for its fiscal year ended June 30, 1995 and 1994.
(3) Based on the combined stockholders' equity of Roosevelt and Sentinel, including the effect of pro forma adjustments. The adjusted stockholders' equity amounts are divided by the number of shares of Roosevelt Common Stock outstanding at December 31, 1995 and June 30, 1996, respectively, plus the product of the number of shares of Sentinel Common Stock outstanding at June 30, 1995 and June 30, 1996, respectively, and the Exchange Ratio. The number of shares of Roosevelt Common Stock outstanding at December 31, 1995 and June 30, 1996 includes 4,878,750 common stock equivalents attributable to 1,301,000 shares of Roosevelt's 6 1/2% non-cumulative convertible preferred stock outstanding as of such dates.
(4) Based on the pro forma combined book value per share amounts of Roosevelt and Sentinel, respectively, multiplied by the Exchange Ratio.
(5) Based on the pro forma combined net income per share amounts before extraordinary item and cumulative effect of change in accounting principles of Roosevelt and Sentinel, respectively, multiplied by the Exchange Ratio.

              ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK

ROOSEVELT FINANCIAL GROUP, INC.

  General. Roosevelt is a Delaware corporation organized in 1988 to be the thrift holding company for Roosevelt Bank. The principal asset of Roosevelt is the outstanding stock of Roosevelt Bank. As of June 30, 1996, Roosevelt had total consolidated assets of $9.3 billion, deposits of $5.0 billion and stockholders' equity of $516 million. The executive offices of Roosevelt are located at 900 Roosevelt Parkway, Chesterfield, Missouri 63017 and the telephone number at that address is (314) 532-6200.

  Roosevelt's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and acquire real estate and consumer loans to acquire mortgage-backed securities, to perform loan servicing functions for others and to provide other retail banking and financial services to consumers. The principal elements of Roosevelt's business plan are (i) the origination of a higher percentage of its assets; (ii) the diversification of its balance sheet away from only mortgage and real estate related assets; (iii) the expansion of its retail deposit base with a simultaneous shift within that deposit base toward checking and transaction accounts; and (iv) growth in fee income by providing other services such as insurance, brokerage and mortgage loan servicing for other investors. See also "Business of Roosevelt Financial Group, Inc."

  Acquisitions. Since the beginning of 1990, Roosevelt has pursued a program of acquiring other in-market and adjacent-market thrift institutions. Roosevelt expects to continue informal discussions with various financial institutions regarding their acquisition by Roosevelt.

  In 1990, Roosevelt expanded its franchise to the Illinois portion of the St. Louis metropolitan area by acquiring Home Federal Savings, Alton, Illinois, through the merger conversion acquisition of Home Federal Savings, which had $110 million in assets and $104 million in savings deposits. In October 1991, Roosevelt completed the merger conversion acquisition of Hannibal Mutual Loan and Building Association, Hannibal, Missouri, which had $18 million in assets and savings deposits. In November 1992, Roosevelt completed the merger conversion acquisitions of Conservative Bank, FSB, St. Louis, Missouri, which had $65 million in assets and $61 million in savings deposits, and First Granite City Savings and Loan, Granite City, Illinois, which had $49 million in assets and $42 million in savings deposits. In December 1992, Roosevelt entered the Kansas City, Missouri market by completing the purchase of Brookside Savings Bank, FSB, which had $219 million in assets and $146 million in savings deposits.

  In June 1993, Roosevelt completed the acquisition of the Missouri retail banking network of First Nationwide Bank of San Francisco, California. Roosevelt received net cash totaling $588 million. Gross proceeds totaled $595 million, which represented the amount of deposit accounts acquired by Roosevelt Bank and accrued but unpaid interest on such accounts. This amount was reduced by $7 million, which was paid by Roosevelt Bank for the acquisition of certain loans and a tax deductible intangible asset related to the deposit accounts.

  In November 1993, Roosevelt completed the acquisition of the 17 eastern Missouri retail banking branches of Home Savings of America, Los Angeles, California. The transaction was structured as a purchase of deposits and related branch locations and equipment. Roosevelt received net cash of $709 million. Gross proceeds totaled $733 million, which represented the amount of deposit accounts acquired by Roosevelt and accrued but unpaid interest on such accounts. This amount was reduced by $24 million, which was paid by Roosevelt for the acquisition of certain loans and a tax deductible intangible asset related to the deposit accounts.

  On April 22, 1994, Roosevelt completed the acquisition of Home Federal Bancorp of Missouri, Inc., St. Louis, Missouri, which had total consolidated assets of $533 million and savings deposits of $467 million.

  On June 30, 1994, Farm & Home Financial Corporation ("Farm & Home"), Nevada, Missouri, with total consolidated assets of $3.1 billion and savings deposits of $2.1 billion, merged with and into Roosevelt and Farm

& Home Savings Association, a Missouri chartered stock savings and loan association and wholly owned subsidiary of Farm & Home, merged with and into Roosevelt Bank. The transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of Roosevelt have been restated to include the results of Farm & Home for the periods presented. On July 1, 1994, Roosevelt completed the sale of Farm & Home's construction lending business for $75 million in cash.

  On October 20, 1995, Roosevelt completed the acquisition of WSB Bancorp, Inc. ("WSB"), Washington, Missouri, the holding company for Washington Savings. Upon consummation of the merger, each WSB stockholder became entitled to receive $22.75 in cash for each share of WSB common stock held. As of the date of the acquisition, WSB had $97 million in total consolidated assets, $81 million in deposits and stockholders' equity of $19 million.

  On December 29, 1995, Roosevelt completed the acquisition of Kirksville Bancshares, Inc. ("Kirksville"), Kirksville, Missouri, the holding company for Kirksville Bank. Upon consummation of the merger, each Kirksville stockholder became entitled to receive 2.4437 shares of Roosevelt Common Stock. As of the date of the acquisition, Kirksville had total consolidated assets of $131 million, deposits of $102 million and stockholders' equity of $21 million.

  On April 9, 1996, Roosevelt entered into a definitive agreement pursuant to which Mutual, Jefferson City, Missouri, the holding company for Mutual Bank, will merge with and into Roosevelt, and Mutual Bank will merge with Roosevelt Bank. Upon the consummation of the transactions, each Mutual stockholder will become entitled to receive a number of shares of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the closing date of the transaction. As of March 31, 1996, Mutual had total consolidated assets of $53 million, deposits of $46 million and stockholders' equity of $6 million. Roosevelt filed an application with the OTS for approval of the Mutual acquisition in May 1996, and received such approval in July 1996. Mutual commenced its solicitation of Mutual shareholders for approval of the acquisition on September 24, 1996. Roosevelt anticipates that the acquisition will close in the middle of the forth quarter of 1996.

  On April 16, 1996, Roosevelt entered into a definitive agreement pursuant to which "CCC", St. Louis, Missouri, the holding company for Missouri State Bank, will be merged with Roosevelt, resulting in Missouri State Bank becoming a stand-alone first tier subsidiary of Roosevelt. Upon the consummation of the merger, each CCC stockholder will become entitled to receive 1.6 shares of Roosevelt Common Stock. As of June 30, 1996, CCC had total consolidated assets of $64.7 million, deposits of $56.8 million and stockholders' equity of $5.8 million. Roosevelt filed an application with the Missouri Division of Finance (the "MDF") in June 1996 and the Board of Governors of the Federal Reserve System (the "FRB") in July 1996 for approval of the acquisition of Missouri State Bank and received the approval of the MDF in July 1996 and the FRB in August 1996. CCC commenced its solicitation of CCC shareholders for approval of the acquisition on September 20, 1996. Roosevelt anticipates that the CCC acquisition will close in the middle of the fourth quarter of 1996.

BANK HOLDING COMPANY REGULATION

  General. Upon consummation of the acquisition of Missouri State Bank, Roosevelt will become a bank holding company and register as such with the FRB. As a result of recent legislation, Roosevelt will no longer be regulated as a savings and loan holding company, but only as a bank holding company. Bank holding companies are subject to comprehensive regulation by the FRB under the BHCA and the regulations of the FRB. As a bank holding company, Roosevelt will be required to file reports with the FRB and such additional information as the FRB may require, and will be subject to regular examinations by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

  Under FRB policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy the FRB may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

  Under the BHCA, a bank holding company must obtain FRB approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

  As a savings and loan holding company, Roosevelt is generally not subject to any activity restrictions, but as a bank holding company will be subject to more restrictive activity limitations imposed on bank holding companies. The BHCA prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things, operating a savings institution (such as Roosevelt Bank), mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The scope of permissible activities may be expanded from time to time by the FRB. Such activities may also be affected by federal legislation.

  Interstate Banking and Branching. In 1994, the Riegle-Neal Interstate Banking and Branching Act of 1994 (the "Act") was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Act allows the FRB to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The FRB may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Act also prohibits the FRB from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Act.

  Additionally, beginning on June 1, 1997, the federal banking agencies will be authorized to approve interstate merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opts out of the Act by enacting a law after the date of enactment of the Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. A state may also permit such transaction before such time by enacting authorizing legislation. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described above.

  The Act authorizes the Office of the Comptroller of the Currency (the "OCC") and FDIC to approve interstate branching de novo by national and state banks, respectively, only in states which specifically allow for such branching. The Act also requires the appropriate federal banking agencies to prescribe regulations by

June 1, 1997 which prohibit any out-of-state bank from using the interstate branching authority primarily for the purpose of deposit production. These regulations must include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities which they serve. The State of Missouri has not yet authorized interstate merger transactions or de novo interstate branching.

  Any future acquisitions of thrift institutions by Roosevelt will continue to be subject to the HOLA only if they are merged with Roosevelt Bank. As a federal thrift institution, Roosevelt Bank, subject to certain conditions, has nationwide branching authority.

  Dividends. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the FRB, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized. "

  Bank holding companies are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, FRB order, or any condition imposed by, or written agreement with, the FRB. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, has a safety and soundness examination rating of at least a "2" and is not subject to any unresolved supervisory issues.

  Capital Requirements. The FRB has established capital requirements for bank holding companies that generally parallel the capital requirements for national banks and federal thrift institutions such as Roosevelt Bank. As a thrift holding company, Roosevelt is not subject to any minimum capital requirements.

ROOSEVELT BANK

  Roosevelt Bank is a federally chartered savings bank with $9.3 billion in consolidated assets at June 30, 1996, making it the largest Missouri-based thrift institution. Roosevelt Bank has 79 full-service offices with 38 offices serving the St. Louis metropolitan area (including Alton and Granite City, Illinois) and nine offices serving the Kansas City metropolitan area. The remaining 32 offices are located in Staunton, Illinois and Pittsburg, Kansas and the Missouri cities of Hannibal (2), Springfield (3), Columbia, Union, Warrenton, St. James, Washington, Sikeston, Dexter, Malden, Poplar Bluff, Hayti, Portageville, Cape Girardeau, Mexico, Jefferson City, Trenton, Marshall, Sedalia, Clinton, Maryville, St. Joseph, Nevada, Lamar, Joplin (2) and Kirksville. Incorporated as a Missouri chartered mutual savings and loan in 1934, Roosevelt Bank converted to a federally chartered savings and loan in 1935. In 1987, Roosevelt Bank became a stock savings and loan and, one year later, converted to a stock savings bank.

  Roosevelt Bank is subject to examination and comprehensive regulation and oversight by the OTS and the FDIC. Roosevelt Bank is further subject to regulations of the FRB with respect to reserves required to be maintained against transaction accounts. Roosevelt Bank is a member of the Federal Home Loan Bank ("FHLB") of Des Moines, which is one of the 12 regional banks constituting the FHLB system and its savings deposits are insured by the SAIF to the maximum extent permitted by the FDIC.

  For additional information, see "Selected Consolidated Financial and Other Data of Roosevelt Financial Group, Inc." and "Business of Roosevelt Financial Group, Inc."

     SENTINEL FINANCIAL CORPORATION AND SENTINEL FEDERAL SAVINGS AND LOAN
                          ASSOCIATION OF KANSAS CITY

SENTINEL FINANCIAL CORPORATION

  Sentinel is a Delaware corporation formed in September 1993 to act as the holding company for Sentinel Federal upon the completion of the conversion in January 1994. At June 30, 1996, Sentinel had total consolidated assets of $143.8 million, deposits of $123.3 million and stockholders' equity of $11.7 million. The executive offices of Sentinel and Sentinel Federal are located at 1001 Walnut Street, Kansas City, Missouri 64106, and the telephone number at that address is (816) 474-9800.

SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY

  Sentinel Federal is a federally chartered savings and loan association headquartered in Kansas City, Missouri. Sentinel Federal was organized in 1919 as a Missouri mutual savings and loan association under the name "Baptist Savings and Loan Association of Kansas City." In 1935, Sentinel Federal converted to a federally chartered savings and loan association and changed its name to "Sentinel Federal Savings and Loan Association of Kansas City." Sentinel Federal is regulated by the OTS and its deposits are insured up to applicable limits under the SAIF. Sentinel Federal also is a member of the FHLB System.

  Sentinel Federal's principal business consists of attracting deposits from the general public, originating loans secured primarily by owner-occupied residential properties and purchasing mortgage-related securities through the secondary market. To a significantly lesser extent, Sentinel Federal also originates consumer, commercial real estate, and commercial business loans.

  On December 20, 1989, Sentinel Federal entered into a Supervisory Agreement with the OTS as a result of OTS criticisms of Sentinel Federal's policies and operations and its reduced capital position. In May 1990, Sentinel Federal also signed a Capital Plan agreement as a result of its low level of core capital. The Capital Plan was terminated on June 1, 1994 due to increases in capital levels primarily as a result of the initial public offering completed as part of the Conversion. However, the Supervisory Agreement remains in effect until terminated by the OTS. The Supervisory Agreement requires Sentinel Federal to follow certain limitations primarily relating to Sentinel Federal's internal operations, lending activities and investments.

  For additional information, see "Selected Consolidated Financial and Other Data of Sentinel Financial Corporation" and "Business of Sentinel Financial Corporation."

                              THE SPECIAL MEETING

PLACE, TIME AND DATE

  The Special Meeting is scheduled to be held at the downtown Kansas City Office of Sentinel located at 1001 Walnut Street Kansas City, Missouri, on Thursday, October 31, 1996 at 10:00 a.m., local time. This Proxy Statement/Prospectus is being sent to holders of record, and certain beneficial owners, of Sentinel Common Stock as of the Record Date (as defined below), and is accompanied by a form of proxy which the Sentinel Board requests that stockholders execute and return to Sentinel for use at the Special Meeting.

MATTERS TO BE CONSIDERED

  At the Special Meeting, holders of Sentinel Common Stock as of the Record Date will vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. Holders of Sentinel Common Stock also may consider and vote upon such other matters as are properly brought before the Special Meeting. As of the date hereof, the Sentinel Board knows of no business that will be presented for consideration at the Special Meeting, other than the matters described in this Proxy Statement/Prospectus.

RECORD DATE; VOTE REQUIRED

  The Sentinel Board has fixed the close of business on September 27, 1996 (the "Record Date") as the time for determining holders of Sentinel Common Stock who are entitled to notice of and to vote at the Special Meeting. Only holders of record of Sentinel Common Stock on the Record Date will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 513,423 shares of Sentinel Common Stock outstanding and entitled to vote at the Special Meeting.

  Each holder of record of shares of Sentinel Common Stock on the Record Date will be entitled to cast one vote per share on each proposal at the Special Meeting. Such vote may be exercised in person or by properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Sentinel Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be treated as shares present at the Special Meeting for purposes of determining the presence of a quorum.

  Approval of the Merger Agreement at the Special Meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Sentinel Common Stock entitled to vote at the Special Meeting. As a result, abstentions and broker non-votes will have the same effect as votes against the Merger Agreement.

  As of September 27, 1996, the directors and executive officers of Sentinel and their affiliates beneficially owned in the aggregate 44,620 shares (excluding 64,305 shares underlying stock options, which shares may not be voted at the Special Meeting), or 12.5% of the then outstanding shares of Sentinel Common Stock entitled to vote at the Special Meeting. Each director of Sentinel has entered into a Voting Agreement whereby each such director has agreed to vote all his shares of Sentinel Common Stock owned by him (57,241 shares in the aggregate for all directors) for approval of the Merger Agreement. As of August 1, 1996, the directors and executive officers of Roosevelt and their affiliates beneficially owned in the aggregate 1,000 shares of Sentinel Common Stock.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The following table sets forth, as of September 27, 1996, certain information with respect to the beneficial ownership of Sentinel Common Stock by: (i) those persons who were known by the management of Sentinel to be beneficial owners of more than 5% of the outstanding shares of Sentinel Common Stock; (ii) each director of Sentinel; and (iii) all directors and executive officers of Sentinel as a group.

       NAME AND                                 AMOUNT AND NATURE  PERCENT OF
       ADDRESS OF                                 OF BENEFICIAL   COMMON STOCK
      BENEFICIAL OWNER                            OWNERSHIP(1)    OUTSTANDING
      ----------------                          ----------------- ------------
James F. Dierberg
 Individual Retirement Account
 39 Glen Eagles Drive
 St. Louis, Missouri 63124.....................       51,105(2)       9.95%
Jeffrey S. Halis
 500 Park Avenue
 Fifth Floor
 New York, New York 10022......................       31,999(3)       6.23
Sentinel Federal Savings and Loan Association
 Employee Stock Ownership Plan Trust...........       25,500(4)       5.00
Craig D. Laemmli
 1001 Walnut Street
 Kansas City, Missouri 64106...................       32,739(5)       6.16
John H. Grow...................................        7,990          1.54
Glennon E. McFarland...........................        9,490          1.83
Willard S. Norton..............................       11,740          2.27
Donald E. Kuenzi, M.D..........................       17,890          3.46
Robert C. Taul.................................       11,490          2.22
Ron C. Castle..................................        1,000           .19
All Officers and Directors as a Group (13
 persons)......................................      108,925         19.52

--------
(1) Includes all shares held directly as well as by spouses, other immediate family members, in trust and other forms of indirect ownership, over which shares the named persons possess voting and investment power. This table also includes shares of Sentinel Common Stock subject to outstanding options exercisable within 60 days pursuant to the Sentinel Stock Option Plan and shares allocated to participants' accounts under Sentinel Federal's Management Recognition and Development Plan and the Sentinel Federal Employee Stock Ownership Plan (the "ESOP").
(2) This information is based on records maintained by Sentinel and information from a Schedule 13D filed with the Securities and Exchange Commission ("SEC") in June 1994.
(3) This information is based on records maintained by Sentinel and information from a Schedule 13D filed with the SEC in February 1994.
(4) The ESOP purchased 25,500 shares of the Sentinel Common Stock for the exclusive benefit of participating employees with funds borrowed from Sentinel in connection with the Conversion, ESOP shares are held in a suspense account for allocation among participants on the basis of compensation as the loan is repaid. A committee appointed by the Sentinel Board (the "ESOP Committee") administers the ESOP. The Sentinel Board has appointed Directors Laemmli, Grow and Norton, as trustees for the ESOP (the "ESOP Trustee"). The Sentinel Board may instruct the ESOP Trustee regarding investments of funds contributed to the ESOP. The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares will be voted by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee is composed of Directors Laemmli, Grow and Norton.
(5) This information is based on records maintained by Sentinel and information from a Schedule 13D filed with the SEC in September 1995.

PROXIES

  Shares of Sentinel Common Stock represented by properly executed proxies received prior to or at the Special Meeting will, unless such proxies have been revoked, be voted at the Special Meeting in accordance with the instructions indicated in the proxies. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR the Merger Agreement.

  Any proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by delivering to John C. Spencer, Secretary of Sentinel, at 1001 Walnut Street, Kansas City, Missouri 64106 on or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Sentinel Common Stock or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

  If any other matters are properly presented at the Special Meeting for consideration, the persons named in the proxy or acting thereunder will have discretion to vote on such matters in accordance with their best judgment. As of the date hereof, the Sentinel Board knows of no such other matters.

  In addition to solicitation by mail, directors, officers, and employees of Sentinel, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Sentinel, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. Sentinel will generally bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except that Roosevelt will pay all printing and mailing expenses associated with the Proxy Statement/Prospectus. In addition, Roosevelt has retained Regan & Associates to assist Sentinel in the proxy solicitation process. Roosevelt has agreed to pay Regant Associates a fee of $5,000 for its services to be rendered.

  HOLDERS OF SENTINEL COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND TO RETURN IT PROMPTLY TO SENTINEL IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

  HOLDERS OF SENTINEL COMMON STOCK SHOULD NOT FORWARD STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                  THE MERGER

  The information in this Proxy Statement/Prospectus concerning the terms of the Merger is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein. All stockholders are urged to read the Merger Agreement in its entirety.

GENERAL

  Pursuant to the Merger Agreement, Sentinel will be merged with and into Roosevelt, with Roosevelt being the surviving entity (the "Company Merger") and, immediately thereafter, Sentinel Federal will be merged with Roosevelt Bank (the "Bank Merger" and, together with the Company Merger, the "Merger"). As soon as possible after the conditions to consummation of the Merger described below have been satisfied or waived, and unless the Merger Agreement has been terminated as provided below, Roosevelt and Sentinel will file a certificate of merger with the Secretary of State of Delaware for the Company Merger, and articles of combination with the OTS for the Bank Merger. The Company Merger will become effective upon the filing of the certificate of merger with the Secretary of State of Delaware. The Bank Merger will become effective at the time the articles of combination are endorsed by the OTS. The time at which the Company Merger becomes effective is referred to herein as the "Effective Time."

  Upon consummation of the Merger, each outstanding share of Sentinel Common Stock (other than any share held by a holder who perfects dissenters' rights or any other excluded share) shall be converted into 1.4231 shares of Roosevelt Common Stock, subject to adjustment such that if the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading day period ending on the date that is three trading days prior to the Closing Date of the Merger (the "Average Pre-Closing Trading Price") is less than $15.83 per share, the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price (in which event a greater number of shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio), and if the Average Pre-Closing Trading Price is greater than $21.42 per share, the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price (in which event fewer shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio). Each stockholder of Sentinel shall be entitled to exchange Sentinel Common Stock certificates for Roosevelt Common Stock certificates and thereupon shall cease to be a stockholder of Sentinel, and the separate existence and corporate organization of Sentinel shall cease.

BACKGROUND OF THE MERGER

  Effective January 4, 1994, Sentinel Federal converted from a federal mutual savings and loan association to a federal stock savings and loan association. At the same time, Sentinel Federal became a wholly owned subsidiary of Sentinel, a newly formed savings and loan holding company. In connection with the Conversion, Sentinel completed an initial public offering, selling 513,523 shares of Sentinel Common Stock at $10.00 per share.

  Following the Conversion and consistent with Sentinel's business plan, management of Sentinel and Sentinel Federal concentrated their efforts primarily on the improvement of Sentinel Federal's core business of obtaining deposits from the public and originating one- to four-family mortgage loans. In addition, Sentinel Federal also pursued the objective of controlling operating expenses as a means of improving overall profitability.

  Throughout the period following the Conversion, Sentinel also considered its strategic alternatives, taking into account its market area and size, in light of the increased rate of consolidation in the financial services industry. These alternatives included expansion into related businesses, expansion of loan and deposit products offered to the public and raising Sentinel Federal's profile in the local community through increased advertising and community involvement. In addition, consistent with the overall objective of maximizing the long-term value of shareholders' interests, in response to suggestions from various parties, including shareholders, management and the Sentinel Board considered engaging in a business combination.

  Since the Conversion, Sentinel management and the Sentinel Board have been aware of the significant and rapid consolidation that has been occurring among the providers of banking and financial services in Sentinel Federal's market. Management and the Sentinel Board have also been aware that the larger financial institutions that emerge from such consolidations may acquire substantial competitive advantages, including greater diversity in their loan portfolios, cost savings through the integration of redundant operations and support functions, improved access to capital and funding and the ability to spread the costs of developing new products and services over a wider customer base.

  Management and the Sentinel Board have also monitored other developments, such as the uncertainty surrounding the thrift industry due to the deposit insurance premium differential between institutions insured by the SAIF and those insured by the BIF, the anticipated effects on the thrift industry of regulatory agency consolidation and the attractiveness of thrift acquisition premiums.

  During the early part of 1996, management was approached by Roosevelt regarding a possible business combination and preliminary discussions were initiated regarding the terms and conditions of Roosevelt's proposal. Based upon these preliminary discussions, the Sentinel Board authorized management to pursue additional discussions with Roosevelt and to provide Roosevelt with information to facilitate Roosevelt's review of the business, assets and operations of Sentinel and Sentinel Federal.

  Additional discussions occurred in February and early March 1996, during which period Roosevelt also conducted a due diligence review of Sentinel and Sentinel Federal. During the same period, management and the Sentinel Board reviewed with special legal counsel, Breyer & Aguggia, the legal ramifications of a business combination generally and initiated a survey of market data regarding other business combinations involving community financial institutions. Subsequently, on March 1, 1996, the Sentinel Board retained Trident to render an opinion that the consideration to be received in the Merger is fair, from a financial point of view, to Sentinel's shareholders. The Sentinel Board also evaluated whether the interests of the shareholders of Sentinel Common Stock would be best served by remaining independent or by pursuing a business combination with Roosevelt on the basis of the discussions held to date. Specifically, the Sentinel Board considered whether the proposed business combination would result in a return of value to Sentinel shareholders that could not be achieved through Sentinel's continued operation as an independent entity with continued emphasis on building shareholder value through expansion of operations, increasing earnings and enhancing operating efficiencies. The Sentinel Board concluded that the proposed business combination with Roosevelt would result in a greater return to Sentinel shareholders than could be achieved through Sentinal's continued independent operation.

  A draft definitive agreement was submitted by Roosevelt in March 1996 and further negotiations were conducted with Roosevelt during March, with the involvement of Breyer & Aguggia regarding the terms and conditions of the definitive agreement, and Trident regarding the structure of the Merger Consideration (as defined herein). These negotiations resulted in the presentation of the Merger Agreement to the Sentinel Board on March 20, 1996. At this meeting, the Board received a comprehensive report on the course of the negotiations with Roosevelt and the terms and conditions of the Merger Agreement were reviewed extensively with the Sentinel Board by Breyer & Aguggia.

  The meeting was adjourned and reconvened on March 22, 1996 whereupon Trident reviewed with the Sentinel Board the proposed Merger Consideration, which was derived through arms' length negotiations, and the adjustments to the Merger Consideration in the event of potential movements in the price of Roosevelt Common Stock, which have been established as described elsewhere in this Proxy Statement/Prospectus. See""--General" and the second paragraph of such section. The Sentinel Board also extensively reviewed with legal counsel and Trident (i) the proposed terms of the transaction compared to other comparable transactions, (ii) financial information regarding Roosevelt, (iii) the results of a due diligence analysis of Roosevelt, (iv) the proposed treatment of Sentinel Federal employees and (v) alternative valuations of Sentinel. The Sentinel Board also reviewed the prospects for realizing comparable shareholder returns by remaining an independent entity. Finally, the Sentinel Board reviewed and discussed the text of Trident's proposed opinion to the effect that the

Merger Consideration, as of such date, was fair, from a financial point of view, to the holders of Sentinel Common Stock. The Sentinel Board also reviewed the anticipated tax consequences of the transaction. Thereafter, the Sentinel Board unanimously approved the Merger Agreement and authorized management, in consultation with legal counsel, to enter into and carry out the Merger Agreement.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Sentinel Board believes that the terms of the Merger Agreement, which are the product of arm's length negotiations between representatives of Roosevelt and Sentinel, are fair and in the best interests of Sentinel and its stockholders. Moreover, there is no affiliation between any of the directors and officers of the respective companies. In the course of reaching its determination, the Sentinel Board consulted with legal counsel with respect to its legal duties, the terms of the Merger Agreement and the issues related thereto, and with Trident with respect to the financial aspects and fairness of the transaction and with senior management regarding, among other things, operational matters.

  In reaching its determination to approve the Merger Agreement, the Sentinel Board considered all factors it deemed material, which include the following:

    (a) The Sentinel Board analyzed information with respect to the financial condition, results of operations, cash flow, businesses and prospects of Sentinel. In this regard, the Sentinel Board analyzed the options of selling Sentinel or continuing on a stand-alone basis. The range of values on a sale of control basis were determined to generally exceed the present value of Sentinel shares on a stand-alone basis under business strategies which could be reasonably implemented by Sentinel.

    (b) The Sentinel Board considered the written opinion of Trident that, as of March 22, 1996, the Merger Consideration to be received by holders of Sentinel Common Stock pursuant to the Merger Agreement was fair to Sentinel stockholders from a financial point of view. See "--Opinion of Financial Advisor."

    (c) The Sentinel Board considered the current operating environment, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries, the controversy pertaining to the BIF/SAIF deposit insurance premium differential and federal regulatory agency consolidation and the importance of being able to capitalize on developing opportunities in these industries. This information had been periodically reviewed by the Sentinel Board at its regular meetings in the months following the Conversion to stock form and was also discussed between the Sentinel Board and Sentinel's various advisors.

    (d) The Sentinel Board considered the other terms of the Merger Agreement and exhibits thereto, including that the Merger would generally be income tax free to Sentinel shareholders.

    (e) The Sentinel Board considered detailed financial analyses, pro forma and other information with respect to Sentinel and Roosevelt discussed by Trident, as well as the Sentinel Board's own knowledge of Sentinel, Roosevelt and their respective businesses. In this regard, the latest publicly-available financial and other information for Sentinel and Roosevelt were analyzed, including a comparison to publicly-available financial and other information for other similar savings institutions. The Sentinel Board also considered the relative liquidity of Sentinel Common Stock and Roosevelt Common Stock.

    (f) The Sentinel Board considered the value of Sentinel continuing as a stand-alone entity compared to the effect of Sentinel combining with Roosevelt in light of the factors summarized above and the current economic and financial environment, including, but not limited to, other possible strategic alternatives.

    (g) The Sentinel Board considered the likelihood of the Merger being approved by the appropriate regulatory authorities, including factors such as market share analyses, Roosevelt's Community Reinvestment Act rating at that time and the estimated pro forma financial impact of the Merger on Roosevelt.

    (h) The Sentinel Board considered the fact that the Merger Agreement prohibits Sentinel from initiating, soliciting, or encouraging discussions with third parties relating to alternative transactions and requires the payment of a termination fee of $680,000 to Roosevelt in certain events, and the fact that Roosevelt required such provisions as a condition to entering into the Merger Agreement.

  The foregoing discussion of the information and factors considered by the Sentinel Board is not intended to be exhaustive, but constitutes the material factors considered by the Sentinel Board. In reaching its determination to approve and recommend the Merger Agreement, the Sentinel Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement and considering, among other things, the matters discussed above and the opinion of Trident referred to above, the Sentinel Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby as being in the best interests of Sentinel and its stockholders.

  FOR THE REASONS SET FORTH ABOVE, THE SENTINEL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF SENTINEL AND SENTINEL STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS OF SENTINEL VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

MERGER CONSIDERATION

  Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Sentinel Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders who perfect dissenters' rights, of Sentinel Common Stock held by Roosevelt or Sentinel and other excluded shares) will be converted into 1.4231 shares (the "Exchange Ratio") of Roosevelt Common Stock (the "Merger Consideration"). The Exchange Ratio is subject to adjustment, such that if the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading day period ending on the date that is three trading days prior to the Closing Date of the Merger (the "Average Pre-Closing Trading Price") is less than $15.83 per share, the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price (in which case a greater number of shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio), and if the Average Pre-Closing Trading Price is greater than $21.42 per share the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price (in which case fewer shares of Roosevelt Common Stock would be issued than if there were no adjustment to the Exchange Ratio). The Exchange Ratio was determined through arm's length negotiations between Roosevelt and Sentinel, which was advised during such negotiations by Trident.

  Each share of Roosevelt Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger. No fractional shares of Roosevelt Common Stock will be issued in the Merger, and Sentinel stockholders who otherwise would be entitled to receive a fractional share of Roosevelt Common Stock will receive a cash payment in lieu thereof. See "--Fractional Shares."

  The number of shares of Roosevelt Common Stock to be received for each share of Sentinel Common Stock is 1.4231, subject to adjustment as described above. Based on the last reported sale price for Roosevelt Common Stock on the Nasdaq National Market on October 10, 1996 ($17.75 per share), the value of 1.4231 shares of Roosevelt Common Stock as of that date would have been approximately $25.26 At the present time, there is no established market in which shares of Sentinel Common Stock are regularly traded, nor are there any uniformly quoted prices for such shares. The last trade of shares of Sentinel Common Stock known by management of Sentinel occurred during April 1996. The closing bid price for Sentinel Common Stock on October 10, 1996 was $21.00 per share, as reported by the National Quotation Bureau, Inc. The market value of Roosevelt Common Stock to be received in the Merger, however, is subject to fluctuation. Fluctuations in the market price of Roosevelt Common Stock would generally result in an increase or decrease in the value of the Merger Consideration to be received by Sentinel stockholders in the Merger. An increase in the market value of Roosevelt Common Stock would generally increase the market value of the Merger Consideration to be received by Sentinel stockholders in the Merger. A decrease in the market value of Roosevelt Common Stock would generally have the opposite effect. The market value of the Merger Consideration at the time of the Merger will depend upon various factors, including the market value of a share of Roosevelt Common Stock at such time and any effect of the Merger itself. Sentinel stockholders are urged to obtain a current price quotation of Roosevelt Common Stock. See "--Waiver and Amendment; Termination."

TREATMENT OF SENTINEL STOCK OPTIONS

  At the Effective Time, the Sentinel Option Plan and each outstanding Sentinel Stock Option thereunder (including options granted to non-employee directors of Sentinel pursuant to any amendment of the Sentinel Option Plan) to purchase Sentinel Common Stock will be assumed by Roosevelt. Upon such assumption, each Sentinel Stock Option will become an option to purchase the number of shares of Roosevelt Common Stock equal to the product of the number of shares of Sentinel Common Stock subject to the original option and the Exchange Ratio, with the exercise price under each substituted option equal to the original exercise price of the corresponding Sentinel Stock Option divided by the Exchange Ratio, and otherwise subject to the terms of the Sentinel Option Plan.

OPINION OF FINANCIAL ADVISOR

  Sentinel retained Trident to act as its financial advisor and to render a fairness opinion in connection with the Merger. As part of its engagement, Trident performed a valuation analysis of Sentinel in an acquisition context. On March 22, 1996, the day Sentinel executed the Merger Agreement, Trident presented its valuation report (the "Valuation Report") to the Sentinel Board. At that time, Trident reviewed the proposed terms of the Merger Agreement and presented a report (the "Merger Analysis and Due Diligence Report") summarizing the financial terms of the Merger and providing market information with respect to thrift mergers and acquisitions. Trident also compared Roosevelt's offer to the valuation of Sentinel set forth in the Valuation Report. Trident further reported on its financial analysis and on-site due diligence examination of Roosevelt. In addition, Trident rendered its written opinion to the Sentinel Board to the effect that, as of that date, the consideration to be received by Sentinel's stockholders pursuant to the Merger Agreement was fair from a financial point of view.

  Trident delivered its updated written opinion to the Sentinel Board as of the date of this Proxy Statement/Prospectus stating that, as of such date, the consideration to be received by the stockholders of Sentinel in the Merger is fair from a financial point of view. Trident has consented to the inclusion of such opinion and the related disclosure in this Proxy Statement/Prospectus, which will be circulated to Sentinel's stockholders.

  TRIDENT'S OPINION IS DIRECTED TO THE SENTINEL BOARD AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY SENTINEL'S STOCKHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SENTINEL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX II. STOCKHOLDERS ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.

  In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Merger Agreement; (ii) this Proxy Statement/Prospectus; (iii) certain publicly available information concerning Sentinel, including the audited financial statements of Sentinel for each of the years in the three-year period ended June 30, 1995, and unaudited financial statements for the six months ended December 31, 1994 and 1995; (iv) certain publicly available information concerning Roosevelt, including the audited financial statements of Roosevelt for each of the years in the three-year period ended December 31, 1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Sentinel and Roosevelt furnished to Trident by Sentinel and Roosevelt for purposes of Trident's analysis; (vi) certain information with respect to the pricing and trading of Sentinel Common Stock; (vii) certain information with respect to the pricing and trading of Roosevelt Common Stock; (viii) certain publicly available information with respect to other companies that Trident believed to be comparable to Sentinel and Roosevelt and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of Sentinel and Roosevelt to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.

  In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt independently to verify any such information. Trident did not conduct a physical inspection of the properties or facilities of Sentinel or Roosevelt, nor did it make or obtain any independent evaluations or appraisals of any of such properties or facilities.

  In conducting its analysis and arriving at its opinion, Trident considered such financial and other factors as it deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial condition and results of operations of Sentinel and Roosevelt, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Sentinel and Roosevelt; (iii) the economies in Sentinel's and Roosevelt's market areas; (iv) the historical and current market for Sentinel Common Stock and Roosevelt Common Stock and for the equity securities of certain other companies that Trident believed to be comparable to Sentinel and Roosevelt; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Sentinel Common Stock in the Merger and does not address Sentinel's underlying business decision to effect the Merger.

  Trident met with the Sentinel Board on March 22, 1996 to present its analyses, which serve as the basis for Trident's opinion. At this time, Trident presented the Valuation Report and the Merger Analysis and Due Diligence Report. The following is a brief summary of the Valuation Report presented by Trident to the Sentinel Board on March 22, 1996.

  Financial Analysis of Sentinel. Trident examined Sentinel's financial performance for the period June 30, 1992 through December 31, 1995 by analyzing the composition of its balance sheet, adjusting and normalizing its earnings, and calculating a variety of operating and financial ratios for Sentinel.

  This analysis showed, among other things, that during the three and one half year period ended December 31, 1995: (i) Sentinel's deposits decreased from 89.8% to 82.6% of assets; (ii) borrowed funds increased from 5.9% to 8.9% of total assets; (iii) investment and mortgage-backed securities increased from 29.5% to 43.3%; and (iv) equity capital increased from 2.6% to 7.3% of assets (primarily as a result of the Conversion). For the fiscal years ended June 30, 1993, 1994 and 1995 and the six months ended December 31, 1995 and 1996; (i) the interest rate spread varied between 1.45% and 1.77%; (ii) operating expenses varied between 1.52% to 1.67% of average assets; (iii) return on average assets varied from 0.36% to 0.54% of average assets; and (iv) return on average equity varied between 5.9% to 17.8%.

  Peer Group Analysis. Trident evaluated Sentinel's strengths and weaknesses by comparing the financial performance of Sentinel to that of the following groups of OTS-regulated thrift institutions insured by the SAIF the "OTS peer groups": (i) all United States institutions; (ii) all institutions in the Midwest; (iii) all Missouri institutions; (iv) all United States institutions with total assets between $0 million and $250 million; and (v) Midwest institutions with total assets between $0 million and $250 million (the "Aggregates"). This analysis compared a number of Sentinel's historical financial ratios to those of the Aggregates, including but not limited to: (i) the balance sheet composition as a percentage of total assets at September 30, 1995; (ii) the loan portfolio as a percentage of total assets at September 30, 1995; (iii) the investment portfolio as a percentage of total assets at September 30, 1995; and (iv) asset quality at September 30, 1995. Trident also compared Sentinel's growth rates between December 31, 1992 and September 30, 1995, its yields on assets and costs of liabilities and its income and expense data for 1994 and the nine months ended September 30, 1995 to those of the Aggregates.

  This comparison showed, among other things, for the eleven months ended September 30, 1995: (i) the compound annual growth rate of deposits for Sentinel was -3.8% whereas the same rate for the OTS peer groups ranged from 1.5% to 5.2%; and (ii) the compound annual growth rate in assets for Sentinel was 1.4% whereas the same rate for OTS peer groups ranged from 3.3% to 13.0%. At September 30, 1995: (i) Sentinel's loan portfolio represented 51.5% of assets whereas the OTS peer groups ranged from 53.1% to 67.7% of assets;
(ii) the equity capital to total assets ratio was 6.4% for Sentinel and between 7.2% and 10.8% for the OTS peer groups; (iii) assets per employee were $4.4 million for Sentinel and ranged between $3.0 million and $4.9 million for the OTS peer groups; and (iv) the non-performing assets to total assets ratio was 0.01% for Sentinel and ranged between 0.50% and 1.18% for the OTS peer groups. For the calendar year 1994 and the nine months ended September 30, 1995: (i) the interest rate spread was 1.68% and 1.68%, respectively, for Sentinel and from 2.28% to 3.31%, respectively for the OTS peer groups (ii) the operating expense to average asset ratio was 1.68% and 1.56%, respectively, for Sentinel, and 1.52% to 2.52%, respectively for the OTS peer groups; and (iii) the non-interest income to average assets ratio was 0.29% and 0.21%, respectively, for Sentinel 0.39% to 0.64%, respectively for the OTS peer groups. For the three calendar years ending with December 31, 1995 and the nine months ended September 30, 1995: (i) the return on average assets ratio ranged between 0.37% and 0.66% for Sentinel and between 0.53% and 1.09% for the OTS peer groups. Based on an analysis of the above factors among other things, Sentinel generally exhibited slower growth, higher liquidity and lower profitability than the OTS peer groups.

  Valuation of Sentinel. Trident estimated the fair market value of Sentinel in an acquisition context. In valuing Sentinel, Trident considered three different approaches to value: the asset approach, the income approach and the market approach.

  The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated Sentinel's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of Sentinel was adjusted downward based on an estimate of the impact of the expected assessment to recapitalize the SAIF and estimated transaction and other costs. Finally, Trident increased Sentinel's net asset value for the expected reversal of previously accrued taxes and for the assumed exercise of outstanding options to purchase Sentinel Common Stock. Based on the adjustments discussed above, Trident estimated Sentinel's fully-diluted net asset value to be approximately $10.7 million or $18.97 per share. After determining Sentinel's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of Sentinel is the sum of its net asset value and its intangible value. Based on a branch purchase methodology and intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of Sentinel, Trident applied premiums equal to 3% and 5% of core deposits to Sentinel's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $25.50 to $29.75 per share of Sentinel Common Stock.

  Trident also used an income approach in its valuation of Sentinel by capitalizing Sentinel's previous 12 months, earnings (adjusted to exclude non-recurring income) plus merger cost saving of 35% to 50% as a result of an assumed acquisition of Sentinel (the "normalized earnings"). The normalized earnings were capitalized at rates of 10%, 11% and 12%. The capitalization rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to Sentinel, based on a number of factors, including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of Sentinel, as well as Trident's general knowledge of valuation, the securities markets, and acquisition values in other mergers of financial institutions. Trident adjusted the resulting values to reflect the expected assessment to recapitalize the SAIF, the recovery of previously accrued taxes, and certain merger-related expenses. Using the income approach, Trident established a reference range of $16.00 to $23.25 per share of Sentinel Common Stock.

  In using the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (50 transactions); (ii) all pending thrift mergers announced during the 90 days prior to March 15, 1996 (the date of the market data) (15 transactions); (iii) all pending thrift mergers involving thrifts located in the Midwest (19 transactions); (iv) all pending thrift mergers involving thrifts located in Missouri (two transactions); (v) all pending thrift mergers in which the aggregate consideration was between $12 million and $18 million (eight transactions); (vi) all pending thrift mergers in which the target thrift had assets between $100 million and $250 million (nine transactions);
(vii) all pending thrift mergers in which the target thrift had a return on assets of between 0.25% and 0.50% (eight transactions); (viii) all pending thrift mergers in which the target thrift had a return on equity of between 5% and 7% (nine transactions); (ix) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 6% and 8% of assets (nine transactions); and (x) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 0.00% and 0.50% (26 transactions). Trident also considered the pricing ratios for 14 pending or completed thrift merger transactions in which the target thrift was of similar size and capital structure as Sentinel, and in which the target thrift had similar profitability and asset quality. Trident then performed a comparison of a number of financial ratios for Sentinel to those of the target thrift institutions. Based on Sentinel's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to Sentinel. Trident chose price to book value ratios of 120% to 130%, resulting in per share values of $25.75 to $27.75; price to tangible book value ratios of 120% to 130%, resulting in per share values of $25.75 to $27.75; price to earnings multiples of 16.0 to 20.0 times earnings, resulting in per share values of $21.50 to $27.00; price to assets ratios of 8% to 10%, resulting in per share values of $23.50 to $29.50; and premiums over tangible book value as a percentage of core deposits of 2% to 4%, resulting in per share values of $26.00 to $30.75. Based on these derived ranges of value, Trident established a reference range of $24.00 to $28.00 per share using the market approach.

  Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $23.00 to $27.00 per share for the acquisition value of Sentinel. Trident did not apply specific weights to the three individual approaches, but rather applied its judgment and experience in determining the final range of value for Sentinel. Trident gave less consideration to the income approach given the large disparity between this approach and the values derived under the asset and market approaches. Trident's analysis suggested that, in addition to cost savings, an acquiror would have to make significant changes to the composition of Sentinel's assets and liabilities to improve Sentinel's level of earnings. Although such changes could have been assumed in the income approach, they would have been very subjective. Therefore, Trident chose not to make such assumptions and instead decided to rely less on the income approach. However, the low values derived under the income approach placed downward pressure in estimating the final range of value for Sentinel because ultimately, the value of a company is tied to its level of future earnings contribution. On March 22, 1996, the value of the Merger Consideration was $26.33 based on the previous day's closing price of Roosevelt Common Stock ($18.19 per share), which was near the high end of the final range of value.

  The following is a brief summary of the Merger Analysis and Due Diligence Report presented to the Sentinel Board on March 22, 1996:

  Summary of Proposed Transaction. Trident presented a summary of the financial terms of the Merger. Trident also compared the pricing ratios for the Merger with the median pricing ratios for the selected groups of pending thrift mergers and acquisitions used in the market approach. On March 22, 1996 the value of the merger consideration of $26.33 represented: (i) a price to book value ratio of 128.7%; (ii) a price to tangible book value ratio of 128.7%; (iii) a price to last twelve months earnings ratio of 22.7x; (iv) a price to assets ratio of 9.7%; and (v) a premium over tangible book value ratio of 2.7%. The selected groups of pending thrift mergers and acquisitions exhibited median pricing ratios equal to; (i) 131.9% of book value; (ii) 141.8% of tangible book value; (iii) 20.2x earnings; (iv) 14.1% of assets; and
(v) a 5.8% premium over tangible book value. In comparison to mergers of other thrift institutions, Trident concluded that the financial terms of the Merger were below average based on book value measures, above average based on earnings, below average based on assets and below average in terms of premiums over tangible book value.

  Review of Due Diligence Examination of Roosevelt. Trident presented a summary of its on-site due diligence examination of Roosevelt. Roosevelt's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed Roosevelt's financial condition and operating results through December 31, 1995. Trident discussed Roosevelt's current operating strategy, strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, stock price, growth, Roosevelt's previous mergers and acquisitions, recent regulatory examinations of Roosevelt, recent analysts' reports on Roosevelt, and other issues. Trident did not establish any valuation or reference range for Roosevelt. Trident reported that during its investigation Trident did not discover any conditions that would prevent it from rendering its fairness opinion to the Sentinel Board. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all of the financial and other information provided by Roosevelt.

  Roosevelt's Stock Pricing. Trident examined the trading of activity of Roosevelt Common Stock between March 20, 1995 and March 19, 1996, and compared the performance of Roosevelt's Common Stock to the S&P 500 index and to an index of all actively-traded thrifts published by SNL Securities, LP. Trident also compared Roosevelt and the pricing of its common stock to median pricing ratios for twelve actively-traded thrifts with financial characteristics similar to Roosevelt, other actively-traded Midwest thrifts, actively-traded thrifts with assets between $5.0 billion and $15.0 billion and all actively-traded thrifts as of March 19, 1996. On March 19, 1996, Roosevelt Common Stock closed at $18.19 per share, which represented 171.6% of book value, 182.3% of tangible book value and 18.0 times the last twelve months' reported earnings. At that date, Roosevelt Common Stock was generally trading above industry averages on book value measures and reported earnings. These pricing levels reflected Roosevelt's below-average capital levels and reduced profitability during the last twelve months due to several large non-recurring charges. However, after adjusting earnings to exclude the non-recurring charges, Roosevelt Common Stock was trading at comparable levels to industry averages.

  The summaries of Trident's Valuation Report, Merger Analysis and Due Diligence Report, and opinion set forth above reflect all the material analyses, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at its opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and its opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of Sentinel or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sentinel and Roosevelt. The results of the specific analyses performed by Trident may differ from Sentinel's actual values or actual future results as a result of changing economic conditions, changes in company strategy and policies, as well as a number of other factors. Such analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by Sentinel's stockholders, and were provided to the Sentinel Board in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Trident's opinion and presentations to the Sentinel Board were among the many factors taken into consideration by the Sentinel Board in making its determination to approve the Merger Agreement.

  Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. The Sentinel Board selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Merger. Trident is not affiliated with either Sentinel or Roosevelt.

  For its services as financial advisor, Sentinel paid Trident a retainer of $7,500 and a fee of $10,000 upon the execution of the Merger Agreement. An additional fee of $17,500 will be payable to Trident upon consummation of the Merger. Sentinel has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

EFFECTIVE TIME AND CLOSING DATE

  The Company Merger will become effective at the time the certificate of merger for such merger is filed with the Secretary of State of the State of Delaware and the Bank Merger will become effective at the time the articles of combination of such merger are endorsed by the Secretary of the OTS. Such filing and endorsement will occur only after the receipt of all requisite regulatory approvals, the approval of the Merger Agreement by the requisite vote of Sentinel's stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger shall occur no later than 10:00 a.m. on the last business day of the first calendar month following the satisfaction or waiver of all conditions and obligations precedent of Roosevelt and Sentinel to consummate the Merger, or at another time agreed to by Roosevelt and Sentinel (the "Closing Date").

APPRAISAL RIGHTS

  Pursuant to Section 262 of the DGCL, any holder of Sentinel Common Stock who does not wish to accept the Merger Consideration may dissent from the Merger and elect to have the fair value of his or her shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid in cash, provided that such stockholder complies with the provisions of Section 262.

  The following is a brief summary of the statutory procedures to be followed by a holder of Sentinel Common Stock in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is attached as Appendix III to this Proxy Statement/Prospectus and incorporated by reference herein.

  If any holder of Sentinel Common Stock elects to exercise his or her right to dissent from the Merger and demand appraisal, such stockholder must satisfy each of the following conditions:

    (i) such stockholder must deliver a written demand for appraisal of his or her shares to Sentinel before the stockholder vote with respect to the Merger Agreement (the written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement; neither voting against, abstaining from voting nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of
  Section 262);

    (ii) such stockholder must not vote in favor of the Merger Agreement (a failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal); and

    (iii) such stockholder must continuously hold such shares from the date of the making of the demand through the Effective Time.

  If any holder of Sentinel Common Stock fails to comply with any of these conditions and the Merger occurs, he or she will be entitled to receive the consideration provided in the Merger Agreement, and will have no appraisal rights with respect to his or her shares of Sentinel Common Stock.

  All written demands for appraisal should be addressed to Sentinel Financial Corporation, 1001 Walnut Street, Kansas City, Missouri 64106, Attention: Craig
D. Laemmli, President, before the taking of the vote concerning the Merger Agreement at the Special Meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Sentinel of the identity of the stockholder and that such stockholder is thereby demanding appraisal of his or her shares.

  To be effective, a demand for appraisal must be executed by or for the stockholder of record who held such shares on the date of making such demand, and who continuously holds such shares through the Effective Time, fully and correctly, as such stockholder's name appears on his stock certificate(s) and cannot be made by the beneficial holder if he or she does not also hold the shares of record. The beneficial holder, in such case, must have the registered owner submit the required demand in respect of such shares.

  If Sentinel Common Stock is owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Sentinel Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Sentinel Common Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Sentinel Common Stock in the name of such record owner.

  Within ten days after the Effective Time, Roosevelt (as the surviving corporation in the Merger) must give written notice that the Merger has become effective to each former Sentinel stockholder who so filed a written demand for appraisal and who did not vote in favor of the Merger Agreement. Any such stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from Roosevelt the appraisal of his or her shares of Sentinel Common Stock. Within 120 days after the Effective Time, but not thereafter, either Roosevelt or any holder of shares of Sentinel Common Stock who has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery (the "Court of Chancery") demanding a determination of the value of the shares of Sentinel Common Stock held by all stockholders entitled to appraisal. Roosevelt does not presently intend to file such a petition. Inasmuch as Roosevelt has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of Roosevelt), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the consideration provided in the Merger Agreement.

  Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from Roosevelt, upon written request, a statement setting forth the aggregate number of shares of Sentinel Common Stock not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received along with the aggregate number of holders of such shares. Roosevelt must mail such statement to the stockholder within ten days of receipt of such request.

  If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to Roosevelt, Roosevelt will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

  After determination of the stockholders entitled to an appraisal, the Court of Chancery will appraise the shares of Sentinel Common Stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by Roosevelt of such value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive the same, upon surrender to Roosevelt by such stockholders of the certificates representing such Sentinel Common Stock.

  In determining fair value, the Court of Chancery will take into account all relevant factors, and may consider proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court. Under Delaware law, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger that shed any light on future prospects of the merged corporation.

  Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and are not the product of speculation, may be considered." Stockholders who are considering seeking an appraisal should bear in mind that the fair value of their shares of Sentinel Common Stock determined under Section 262 could be more than, the same as or less than the Merger Consideration, and that an opinion of an investment banking firm as to fairness is not an opinion as to fair value under Section 262.

  Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., Roosevelt and the stockholders participating in the appraisal proceeding) by the Court of Chancery as the court deems equitable in the circumstances. Upon the application of any stockholder, the Court of Chancery may determine the amount of interest, if any, to be paid upon the value of the stock of stockholders entitled thereto. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who has demanded appraisal rights will not be entitled, after the Effective Time, to vote the stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective Time) or to receive the payment of the Merger Consideration. However, if no petition for an appraisal is filed within 120 days after the Effective Time or if such stockholder delivers to Roosevelt a written withdrawal of his demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of Roosevelt, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

  Failure to comply strictly with these procedures may cause the stockholder to lose his or her appraisal rights. Consequently, any stockholder who desires to exercise his or her appraisal rights is urged to consult a legal advisor before attempting to exercise such rights.

FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of Roosevelt Common Stock will be issued upon the surrender for exchange of certificates representing Sentinel Common Stock, no dividend or distribution of Roosevelt will relate to any fractional shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Roosevelt. Each stockholder of Sentinel who otherwise would be entitled to a fractional share of Roosevelt Common Stock in the Merger will receive a cash payment in lieu thereof (without interest) in an amount determined by multiplying (i) the closing sale price of one share of Roosevelt Common Stock as reported on the Nasdaq National Market on the business day immediately preceding the Effective Time by (ii) the fractional share interest to which the holder would otherwise be entitled pursuant to the terms of the Merger Agreement.

EXCHANGE OF CERTIFICATES

  As soon as practicable after the Effective Time, an independent exchange agent designated by Roosevelt (the "Exchange Agent") will deliver to each Sentinel holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Sentinel Common Stock (the "Certificates"), a transmittal letter and instructions to be used in surrendering Certificates in exchange for (i) certificates representing the number of shares of Roosevelt Common Stock into which their shares of Sentinel Common Stock were converted pursuant to the Merger Agreement and (ii) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such stockholder has the right to receive in respect of the Certificates surrendered in connection with the Merger. No interest will be paid or accrued on the cash in lieu of fractional shares or on the unpaid dividends and distributions, if any, payable to holders of Sentinel Common Stock.

  SENTINEL STOCKHOLDERS SHOULD NOT FORWARD THEIR SENTINEL STOCK CERTIFICATES
          UNTIL THEY RECEIVE THE TRANSMITTAL LETTER AND INSTRUCTIONS.

  Until such surrender and subject to the effect, if any, of applicable law, the Certificates will as of the Effective Time represent ownership of the number of shares of Roosevelt Common Stock into which such shares were converted in the Merger, and the holders will be entitled to all rights and privileges of holders of Roosevelt Common Stock, except that holders of Certificates will not be entitled to receive dividends or any other distributions declared by Roosevelt until the Certificates are so surrendered. Following surrender of the Certificates in accordance with the terms of the Merger Agreement, the holders of newly issued Roosevelt certificates will be paid, without interest, any dividends or other distributions with respect to the shares of Roosevelt Common Stock the record date for which is after the Effective Time (less any taxes that may have been imposed thereon).

  Any Certificate representing shares of Roosevelt Common Stock to be issued in a name other than that in which the Certificate is registered must be properly endorsed and otherwise in proper form for transfer, and the holder requesting such exchange must pay to the Exchange Agent in advance any transfer or other taxes in connection therewith.

  In the event any Certificate has been lost, stolen or destroyed, upon the mailing of an affidavit of that fact by the holder of such Certificate and the posting of any bond required by Roosevelt or the Exchange Agent, Roosevelt or the Exchange Agent will issue for such lost, stolen or destroyed Certificate, the shares of Roosevelt Common Stock and deliver cash due to the holder of such Certificate under the terms of the Merger Agreement.

  After the Effective Time, there will be no further transfers on the records of Sentinel of the Certificates, and, if such Certificates are presented to Roosevelt for transfer, they will be cancelled against delivery of certificates for Roosevelt Common Stock.

  After the Effective Time, holders of unsurrendered Certificates shall be entitled to vote at any meeting of Roosevelt stockholders at which holders of Roosevelt Common Stock are eligible to vote, regardless of whether such holders have exchanged their Certificates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Set forth below are descriptions of interests of directors and executive officers of Sentinel in the Merger in addition to their interests generally as stockholders of Sentinel. The Sentinel Board was aware of these interests and considered them in approving the Merger Agreement and the transactions contemplated thereby.

  Employment Agreements. At Closing, Roosevelt Bank will enter into an employment agreement (the "Employment Agreement") with Craig D. Laemmli, President and Chief Executive Officer of Sentinel and Sentinel Federal, who will assume the position of Vice President of Roosevelt Bank working at the current or currently planned offices of Sentinel Federal in the Kansas City, Missouri metropolitan area (for a six-month term at an annual salary of $61,559, the same as his current salary). Pursuant to the Employment Agreement, if Mr. Laemmli's employment is terminated during the term of such agreement, whether voluntarily by Mr. Laemmli or by Roosevelt Bank for any reason (other than for cause, as defined in the Employment Agreement), he will be entitled to receive (i) payment of his salary for the remaining term of the Employment Agreement plus (ii) an amount of cash equal to 299 percent of his "base amount" of compensation (as defined in Section 280G(b)(3) of the Code) in two installments, the first such installment payable within 15 days after the date of termination and the second payable on the first anniversary of the date of termination (the "Termination Payment"). The amounts described in the preceding sentence will be reduced to the extent necessary to prevent any amount paid or benefit provided to Mr. Laemmli (including the amounts described in the preceding sentence and any other payments or benefits received by Mr. Laemmli in connection with a "change in control") from being nondeductible by Roosevelt and Roosevelt Bank for federal income tax purposes pursuant to Section 280G of the Code. It is estimated that if paid, the amount of the Termination Payment would be $162,644.

  Upon execution and delivery of the Employment Agreement by Roosevelt Bank and Mr. Laemmli, the Employment Agreement will replace and supersede in its entirety the existing employment agreement, dated as of January 7, 1994, between Mr. Laemmli and Sentinel and Sentinel Federal (the "1994 Agreement") and any other agreement or similar arrangement to which Mr. Laemmli is a party. Pursuant to the Merger Agreement, however, if the substantive terms of the form of the Employment Agreement agreed to by the parties to the Merger Agreement at the time of execution of the Merger Agreement are modified in any manner that would materially diminish the anticipated benefits of the Employment Agreement to Mr. Laemmli, he and Roosevelt Bank will be under no obligation to execute the Employment Agreement, and the 1994 Agreement will remain in effect. In such event, under the 1994 Agreement, the consummation of the Company Merger will constitute a "change in control," thereby entitling Mr. Laemmli to receive, in cash, 299 percent of his "base amount" of compensation (the same amount as the estimated amount of the Termination Payment, as provided in the last sentence of the preceding paragraph), provided that under the Merger Agreement, neither Roosevelt nor Roosevelt Bank will be obligated to make any payment or provide any benefit under the 1994 Agreement or otherwise that would not be deductible for federal income tax purposes pursuant to Section 280G of the Code.

  Directors. For at least one year after the Effective Time, and for so long thereafter as agreed to by Roosevelt Bank and the participating directors of Sentinel, the directors of Sentinel who wish to do so may serve as regional advisory directors of Roosevelt Bank with a retainer fee of $500 per month.

  Indemnification; Insurance. Roosevelt has agreed that from and after the Effective Time, it will indemnify, defend and hold harmless, to the fullest extent permitted under Sentinel's certificate of incorporation and bylaws (including provisions relating to the advancement of expenses incurred in the defense of any litigation) and the

DGCL, the present and former officers, directors and employees of Sentinel and its subsidiaries against all liabilities, claims, losses, damages or judgments or amounts paid in settlement with the approval of Roosevelt in connection with any claim, action or suit arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement) regardless of whether such matter is asserted or claimed before or after the Effective Time. Roosevelt has further agreed to use its reasonable best efforts, for a period of three years after the Effective Time, to cause the persons serving as officers and directors of Sentinel Federal immediately prior to the Effective Time to be covered by single (one-time) premium tail coverage by Sentinel Federal's current directors' and officers' liability insurance policy (provided that Roosevelt may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacities as such; provided, however, that in no event shall Roosevelt be required to expend more than 150% of the annual amount currently extended by Sentinel Federal (the "Insurance Amount") to maintain or procure such insurance coverage and further provided that if Roosevelt is unable to maintain or obtain such insurance coverage, Roosevelt will use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

EFFECT ON EMPLOYEES AND EMPLOYEE BENEFIT PLANS OF SENTINEL

  Employee Severance Benefits; Continuing Employees. Roosevelt Bank anticipates retaining the employees of Sentinel Federal as employees of Roosevelt Bank after the Effective Time, subject to the needs of Roosevelt Bank and the qualifications of such employees. Those employees (other than Craig D. Laemmli and possibly John C. Spencer, for the reasons discussed below) who are not retained for at least six months after the Effective Time will be offered a severance arrangement of (i) four weeks' pay plus (ii) an additional week's pay for each year of service to Sentinel or any of its subsidiaries. Pursuant to a letter agreement entered into between the parties to the Merger Agreement subsequent to the date thereof, Roosevelt and Roosevelt Bank have agreed that in the event that the employment of John C. Spencer, Executive Vice President and Controller of Sentinel Federal, is terminated more than six months after the Effective Time, Mr. Spencer will be entitled to receive the severance arrangement described in the preceding sentence reduced by any regular salary payments received by Mr. Spencer during any period of employment with Roosevelt or Roosevelt Bank after the Effective Time. If Mr. Spencer's employment is terminated less than six months after the Effective Time, he will become entitled to receive the severance payments described above without reduction for any salary received during any period of employment with Roosevelt or Roosevelt Bank after the Effective Time. Employees of Sentinel and its subsidiaries who continue in employment with Roosevelt or any of its subsidiaries following the Effective Time shall be credited for prior years of service with Sentinel and its subsidiaries for purposes of eligibility and vesting (but not for the accrual of benefits) under the benefit plans and policies of Roosevelt and its subsidiaries (including, without limitation, vacation and sick leave policies), there shall be no exclusion from medical coverage as the result of pre-existing conditions that were covered under the medical plan of Sentinel or any applicable subsidiary thereof and such employees shall be entitled to participate on an equitable basis in the same benefit plans and policies as are generally available to Roosevelt and Roosevelt Bank employees of similar rank and status not later than January 1, 1998.

  Employee Stock Ownership Plan. At the Effective Time, all shares of Sentinel Common Stock under the control of the Sentinel Federal Employee Stock Ownership Plan (the "ESOP") will be converted into the right to receive the Merger Consideration. Each ESOP participant will receive a number of shares of Roosevelt Common Stock equal to the number of shares of Sentinel Common Stock allocated to his or her account multiplied by the Exchange Ratio. In addition, with respect to shares of Roosevelt Common Stock received by the ESOP in exchange for shares of Sentinel Common Stock not allocated to accounts of participants, the trustees of the ESOP as soon as practicable after the Effective Time (but not prior to the publication of financial results covering at least 30 days of combined operations after the Merger) will liquidate the number of shares of such Roosevelt Common Stock necessary to retire the outstanding ESOP debt and distribute the remaining shares to participants in the ESOP in proportion to the account balances of such participants as they existed as of the Effective Time.

REPRESENTATIONS AND WARRANTIES

  In the Merger Agreement, each of Sentinel and Roosevelt has made certain representations and warranties relating to, among other things, the parties' respective organization, capitalization, qualification to do business and compliance with applicable law, authority relative to the Merger Agreement, the timely filing of all regulatory reports, reliability of financial statements, taxes, employee arrangements and benefits, Community Reinvestment Act compliance, the truth and accuracy of information prepared and provided by them in connection with the Merger and the absence of certain legal proceedings and other events, including material adverse changes in the parties' business, financial condition, operations or assets. For detailed information on such representations and warranties, see Articles II and III of the Merger Agreement attached hereto as Appendix I.

CONDITIONS TO THE MERGER

  The respective Obligations of Roosevelt, Roosevelt Bank, Sentinel and Sentinel Federal to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved by the stockholders of Sentinel;
(ii) all requisite approvals of the Merger Agreement shall have been received from the OTS and all other applicable regulatory authorities, if any, without the imposition of any condition which differs from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement and compliance with which would materially diminish the reasonably anticipated benefits of the merger to Roosevelt Financial and Roosevelt Bank, and all applicable waiting periods shall have expired; (iii) the Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order; (iv) neither Roosevelt, Roosevelt Bank, Sentinel nor Sentinel Federal shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (v) Roosevelt and Sentinel shall have received, from counsel or independent certified accountants mutually acceptable to them, an opinion to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by Roosevelt, Roosevelt Bank, Sentinel or Sentinel Federal, or by the stockholders of Sentinel (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Common Stock); and
(vi) the shares of Roosevelt Common Stock to be issued in the Merger and to be reserved for issuance upon the exercise of Sentinel Stock Options after the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance. For additional information, see
Section 6.1 of the Merger Agreement attached hereto as Appendix I.

  In addition, the obligations of Sentinel and Sentinel Federal to consummate the Merger are subject to the satisfaction by Roosevelt or waiver by Sentinel of the following conditions: (i) the representations and warranties of Roosevelt and Roosevelt Bank contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time (as though made and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions made as of a specific date, (B) for the effect of the transactions contemplated by the Merger Agreement and (C) where the failure to be true and correct would not have a material adverse effect on the financial condition, assets, deposit liabilities, results of operations, or business (collectively the "Condition") of Roosevelt and its subsidiaries, taken as a whole) and Sentinel and Sentinel Federal shall have received a certificate of the president and chief executive officer of Roosevelt and Roosevelt Bank to that effect; (ii) Roosevelt and Roosevelt Bank shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement prior to the Effective Time and Sentinel and Sentinel Federal shall have received a certificate of the president and chief executive officer of Roosevelt and Roosevelt Bank to that effect; (iii) Sentinel and Sentinel Federal shall have received an opinion from counsel to Roosevelt and Roosevelt Bank dated the Closing Date regarding certain legal matters; and (iv) certificates for the number of shares of Roosevelt Common Stock and cash for fractional share interests necessary to effectuate the exchange of Sentinel Common Stock for the Merger Consideration shall have been delivered to the Exchange Agent. For additional information, see Section 6.2 of the Merger Agreement attached hereto as Appendix I.

  In addition, the obligations of Roosevelt and Roosevelt Bank to consummate the Merger are subject to the satisfaction by Sentinel or waiver by Roosevelt of the following conditions: (i) the representations and warranties of Sentinel and Sentinel Federal contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time (as though made on and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions made as of a specific date, (B) for the effect of the transactions contemplated by the Merger Agreement and (C) where the failure to be true and correct would not have a material adverse effect on the Condition of Sentinel and its subsidiaries, taken as a whole) and Roosevelt and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Sentinel and Sentinel Federal to that effect; (ii) Sentinel and Sentinel Federal shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement prior to the Effective Time and Roosevelt and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Sentinel and Sentinel Federal to that effect; (iii) Roosevelt and Roosevelt Bank shall have received an opinion from counsel to Sentinel and Sentinel Federal dated the Closing Date regarding certain legal matters; (iv) simultaneous with the execution and delivery of the Merger Agreement (and in the case of any person who becomes a director of Sentinel after the execution and delivery of the Merger Agreement, promptly upon becoming such a director) each of the directors of Sentinel shall have executed and delivered to Roosevelt a Voting Agreement in the form attached to the Merger Agreement as Exhibit A; (v) Sentinel and Sentinel Federal shall have obtained all consents and approvals (other than regulatory approvals) required to be obtained in connection with the Merger other than those which, individually or in the aggregate, would not have a material adverse effect on the Condition of Roosevelt as the surviving corporation; (vi) Roosevelt shall have received a letter from its independent accountants to the effect that the Merger will qualify for pooling of interests accounting treatment; (vii) Roosevelt shall have received from the "affiliates" of Sentinel certain letters with respect to the resale of shares of Roosevelt Common Stock received by them in the Merger; and (viii) the Supervisory Agreement, dated December 20, 1989, between Sentinel Federal and the OTS shall have been terminated. For additional information, see Section 6.3 of the Merger Agreement attached hereto as Appendix I. See also "--Accounting Treatment."

  There can be no assurance that the conditions to consummation of the Merger will be satisfied or waived. In the event the conditions to either party's obligations become impossible of satisfaction in any material respect, the other party may elect to terminate the Merger Agreement. See "Waiver and Amendment; Termination."

REGULATORY APPROVALS

  The Merger is subject to the approval of the OTS. Roosevelt filed an application for approval of the Merger with the OTS on May 13, 1996, and received such approval on July 25, 1996.

  It is a condition to the consummation of the Merger that all requisite regulatory approvals be obtained without the imposition of any condition which differs from conditions customarily imposed by the OTS in orders approving acquisitions of the type contemplated by the Merger Agreement. The OTS approval did not contain any such condition.

  Under federal law a period of 15 days must expire following approval by the OTS within which period the Department of Justice may file objections to the Merger under the federal antitrust laws. The Department of Justice did not file any objection during this period.

WAIVER AND AMENDMENT; TERMINATION

  The Boards of Directors of Roosevelt and Sentinel may waive compliance with any term, condition or provision of the Merger Agreement at any time.

  Subject to applicable law, the Merger Agreement may be amended by action of the Roosevelt and Sentinel Boards at any time before or after approval of the Merger Agreement by the stockholders of Sentinel; provided, however, that after approval by the stockholders of Sentinel, no amendment may (i) alter or change the amount or kind of consideration to be received by holders of Sentinel Common Stock as provided in the Merger Agreement or (ii) adversely affect the tax treatment to Sentinel stockholders of the stock portion of the Merger Consideration. In addition, Roosevelt may cause the Merger Agreement to be amended to change the method of effecting the Merger, to the extent permitted by applicable law. No such amendment, however, may (i) alter or change the amount or kind of the Merger Consideration or the treatment of Sentinel Stock Options and Restricted Sentinel Common Stock as set forth in the Merger Agreement, (ii) diminish the benefits to be received by the directors, officers or employees of Sentinel and Sentinel Federal as set forth in the Merger Agreement or in any other agreements between the parties made in connection with the Merger Agreement,
(iii) materially impede or delay the consummation of the Merger or (iv) adversely affect the tax treatment of Sentinel stockholders as a result of receiving the Merger Consideration.

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Sentinel's stockholders, (i) by mutual consent of the parties, (ii) by either party if the Merger is not consummated by January 31, 1997 (provided that the terminating party is not then in material breach of the Merger Agreement);
(iii) by either party if the required regulatory approvals are not obtained;
(iv) by either party if the required approval of Sentinel's stockholders is not obtained (provided that the terminating party is not then in material breach of the Merger Agreement); or (v) by either party if the other party has materially breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and has failed to, or cannot, cure in a timely manner such breach after receiving written notice of such breach. In addition, the Sentinel Board may terminate the Merger Agreement if in the exercise of its good faith judgment in consultation with counsel it determines that termination is warranted upon the occurrence of certain events, provided a prior payment of $680,000 in cash has been made to Roosevelt. See "The Merger--Waiver and Amendment; Termination." Sentinel has also agreed to pay Roosevelt this amount in the event the Merger is not consummated and certain events occur by September 22, 1997. See "The Merger--Expenses; Termination Fee" and Section 7.2 of the Merger Agreement attached hereto as Appendix I.

  Subject to certain exceptions, the representations, warranties and agreements of the parties set forth in the Merger Agreement shall not survive the Effective Time, and shall be terminated and extinguished at such time. From and after the Effective Time, neither of the parties shall have any liability to the other on account of any breach or failure of any of the representations, warranties and agreements in the Merger Agreement, subject to certain exceptions.

CONDUCT OF BUSINESS PENDING THE MERGER

  Each of Roosevelt and Sentinel has agreed, with respect to it and its subsidiaries, that, prior to the Effective Time, it will (i) conduct its business only in the ordinary and usual course consistent with past practices, and (ii) use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

  In addition, Sentinel has agreed that, prior to the Effective Time, it and its subsidiaries will not, without the prior written consent of Roosevelt: (i) declare or pay any dividends or other distributions on its capital stock (other than certain inter-company dividends), (ii) enter into or amend any employment or similar agreement or arrangement, materially modify any employee benefit plan or security acquisition loans relating thereto or grant any salary or wage increase, other than increases (A) consistent with past practice or required by applicable law or contract, (B) as provided for in
Section 5.8 of the Merger Agreement and (C) as to which Roosevelt does not disapprove after written notification by Sentinel; (iii) except as required in fulfillment of the fiduciary duties of the Sentinel Board (as determined in consultation with counsel), authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contractual rights; (iv) propose or adopt any amendments to its certificate of incorporation or other charter document or bylaws, other than as required by law or regulation; (v) issue or sell any shares of its capital stock other than pursuant to options outstanding on the date of the Merger Agreement, or effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement; (vi) purchase, exchange or otherwise acquire or dispose of any shares of its capital stock; (vii) except as provided for in the Merger Agreement or in honor of existing contractual obligations, enter into, increase or modify certain loan or credit commitments, without first consulting with Roosevelt or unless Roosevelt does not object after notification by Sentinel, as applicable, or enter into any agreement or engage in any transaction which reasonably could be construed as materially affecting the asset/liability management or interest rate risk management position of Sentinel or Sentinel Federal; (viii) directly or indirectly (A) initiate, solicit or encourage any discussions or proposals relating to the disposition of any significant portion of the business or assets of Sentinel or any subsidiary thereof or the acquisition of 10% or more of the shares of any class of capital stock of Sentinel or any subsidiary thereof or the merger of Sentinel or any subsidiary thereof with any person (other than Roosevelt) or any similar transaction or (B) except as required in fulfillment of the fiduciary duties of the Sentinel Board, and in consultation with outside counsel, provide any such person with information or assistance or negotiate with any such person with respect to any such transaction; (ix) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Roosevelt or Sentinel to obtain any required approval of any regulatory authority or to perform its covenants and agreements under the Merger Agreement, (B) prevent the Merger from qualifying as a pooling of interests for accounting purposes or (C) prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) or
(D) of the Code; (x) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; or (xi) agree in writing or otherwise take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of the representations and warranties of Sentinel and Sentinel Federal in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction or taking or omitting such other act.

EXPENSES; TERMINATION FEE

  All expenses incurred in connection with the Merger Agreement and the consummation of the Merger are to be paid by the party incurring such expenses, except that Roosevelt will pay all printing and mailing expenses and filing fees associated with this Proxy Statement/Prospectus and all filings with the Regulatory Authorities for approval of the Merger Agreement.

  If the Merger is not consummated by September 22, 1997 and a Fee Event (as defined below) occurs prior thereto, Sentinel has agreed to pay Roosevelt on demand a fee of $680,000 in recognition of the expenses of, and other opportunities foregone by, Roosevelt in connection with the Merger Agreement. A Fee Event shall occur if: (i) any person other than Roosevelt or an affiliate of Roosevelt acquires beneficial ownership of 25% or more of the then-outstanding shares of Sentinel Common Stock; (ii) without having received Roosevelt's prior written consent, Sentinel or any of its affiliates enters into an agreement to engage in, or the Sentinel Board recommends that Sentinel's stockholders approve or accept, an Acquisition Transaction (as defined below) with any person other than Roosevelt or any of its subsidiaries; or (iii) Sentinel or any of its subsidiaries or stockholders receives a proposal from a third party to engage in an Acquisition Transaction and after such proposal (A) Sentinel willfully breaches the Merger Agreement entitling Roosevelt to terminate the Merger Agreement, (B) Sentinel stockholders do not approve the Merger Agreement at the Special Meeting, (C) the Special Meeting is not held or is canceled prior to termination of the Merger Agreement for reasons other than the fault of Roosevelt or (D) the Sentinel Board withdraws or modifies its recommendation with respect to the Merger Agreement in a manner adverse to Roosevelt. Notwithstanding the foregoing, Sentinel will not be obligated to pay such termination fee if, prior to a Fee Event, the Merger Agreement is terminated by mutual consent of the parties, or by Sentinel because a required regulatory approval is denied, or Roosevelt commits a material breach of a representation, warranty, covenant or agreement set forth in the Merger Agreement which Roosevelt fails to cure in a timely manner after receiving written notice of such breach.

  Under the Merger Agreement, each of the following will be deemed an Acquisition Transaction: (i) a merger or consolidation or similar transaction involving Sentinel or Sentinel Federal; (ii) the purchase, lease or other acquisition of all or substantially all of the assets of Sentinel or any if its subsidiaries; or (iii) the purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Sentinel or Sentinel Federal. The term "Acquisition Transaction" does not include any internal merger involving only Sentinel Financial and or its subsidiaries.

ACCOUNTING TREATMENT

  Roosevelt has not yet decided whether to account for the Merger under the purchase method or the pooling of interests method. The decision will be based on whether Roosevelt decides to issue shares in connection with the Merger from authorized but unissued shares, or to acquire shares in the open market for issuance in connection with the Merger. If shares are acquired in the open market, the pooling method will not be available. In addition, in order to utilize the pooling method, Roosevelt would be required prior to the consummation of the Merger, to rescind its existing stock repurchase plan, which is described in Note 18 to the "Financial Statements of Roosevelt Group, Inc.--Consolidated Financial Statements and Independent Auditor's Report for the years ended December 31, 1993, 1994 and 1995." Under the purchase method, which accounts for a business combination as the acquisition of one enterprise by another, the value of the company's shares issued in the transaction is included in stockholders' equity and any of such amount in excess of net fair values of tangible and identifiable intangible assets of the acquired company is treated as an intangible asset on the acquiring company's financial statements. Under the pooling method, the financial statements of the combining enterprises are combined as if the two were and had been a single entity and no intangible asset is created.

THE BANK MERGER AGREEMENT

  In connection with the Merger, Roosevelt Bank and Sentinel Federal will execute an agreement pursuant to which Sentinel Federal will merge with Roosevelt Bank (the "Bank Merger Agreement"). Under the Bank Merger Agreement, the Bank Merger will occur at the date and time specified on the endorsement of the articles of combination that will be filed with the OTS by the parties to the Merger Agreement as soon as practicable after the satisfaction or waiver of the conditions of each party to effect the Merger. The name of the surviving institution will be "Roosevelt Bank."

RESALES OF ROOSEVELT COMMON STOCK BY AFFILIATES

  The shares of Roosevelt Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Roosevelt or Sentinel for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Affiliates of Roosevelt or Sentinel may not sell their shares of Roosevelt Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Roosevelt or Sentinel generally include individuals or entities that control, are controlled by or are under common control with Roosevelt or Sentinel, and may include certain officers and directors of Roosevelt and Sentinel as well as certain principal stockholders of Roosevelt and Sentinel.

  SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales by affiliates of Roosevelt or Sentinel in the Merger. SEC guidelines indicate that the pooling of interests method of accounting generally will not be challenged on the basis of sales by affiliates if they do not dispose of any of the shares of either combining company they owned prior to the consummation of a merger or shares of the surviving company received in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post- merger operations of the surviving company have been published.

  It is a condition to Roosevelt's obligation to consummate the Merger that each person who may be deemed an affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for pooling of interests accounting treatment) of Sentinel execute and deliver to Roosevelt a written agreement intended to ensure compliance with the Securities Act and to ensure that the Merger will qualify as a pooling of interests. See also "--Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  Set forth below is a discussion of federal income tax consequences of the Merger to Roosevelt, Sentinel and Sentinel stockholders who are citizens or residents of the United States. The following discussion constitutes the opinion of Silver, Freedmont & Taff, L.L.P., counsel to Roosevelt, as to the material federal income tax consequences of the Merger, as issued and delivered to the Roosevelt Board. The discussion does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby. Further, the discussion does not address the tax consequences that may be relevant to a particular Sentinel stockholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States stockholders, and persons who acquired their shares as compensation, nor any consequences arising under the laws of any state, locality or foreign jurisdiction. The discussion is based upon the Code, Treasury regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion.

  HOLDERS OF SENTINEL COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR EFFECT OF THEIR OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

  Under current federal income tax law, and based upon assumptions and representations of Roosevelt and Sentinel to be made as of the Effective Time, and assuming that the Company Merger and the Bank Merger are each consummated in the manner set forth in the Merger Agreement, the following material federal income tax consequences would result:

    (i) the Company Merger and the Bank Merger would each qualify as a reorganization under Section 368(a) of the Code;

    (ii) no gain or loss would be recognized by Roosevelt, Roosevelt Bank, Sentinel or Sentinel Federal by reason of the Company Merger or the Bank Merger;

    (iii) no gain or loss would be recognized by any Sentinel stockholder upon the exchange of Sentinel Common Stock solely for Roosevelt Common Stock in the Merger (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Common Stock or in connection with the exercise of dissenter's rights, as discussed below);

    (iv) the aggregate tax basis of the Roosevelt Common Stock received by each stockholder of Sentinel who exchanged Sentinel Common Stock for Roosevelt Common Stock in the Merger would be the same as the aggregate tax basis of the Sentinel Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Common Stock);

    (v) the holding period of the shares of Roosevelt Common Stock received by a Sentinel stockholder in the Merger would include the holding period of the Sentinel Common Stock surrendered in exchange therefor (provided that such shares of Sentinel Common Stock were held as a capital asset by such stockholder at the Effective Time);

    (vi) cash received in the Merger by a Sentinel stockholder in lieu of a fractional share interest of Roosevelt Common Stock or by a Sentinel would be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Common Stock which such stockholder would otherwise be entitled to receive, and would qualify as capital gain or loss (assuming the Sentinel

  Common Stock surrendered in exchange therefor were held as a capital asset by such stockholder at the Effective Time); and

    (vii) a Sentinel stockholder who received only cash as a result of the exercise of appraisal rights would realize gain or loss for federal income tax purposes (determined separately as to each block of Sentinel Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such stockholder, and (y) such stockholder's tax basis for the shares of Sentinel Common Stock surrendered in exchange therefor, provided that the cash payment did not have the effect of the distribution of a dividend. Any such gain or loss would be recognized for federal income tax purposes and would be treated as capital gain or loss. However, if the cash payment did have the effect of the distribution of a dividend, the amount of taxable income recognized generally would equal the amount of cash received; such income generally would be taxable as a dividend; and no loss (or the recovery of such stockholder's tax basis for the shares of Sentinel Common Stock surrendered in the exchange) generally would be recognized by such stockholder. The determination of whether a cash payment has the effect of the distribution of a dividend would be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code.

  Roosevelt has received an opinion of Silver, Freedman & Taff, L.L.P., counsel to Roosevelt, in connection with the Registration Statement to the effect that if the Merger were consummated on the date hereof, the Merger would qualify as a reorganization under the Code with the consequences set forth above. The opinion is subject to various assumptions and qualifications, including that the Company Merger and the Bank Merger will be consummated in the manner and in accordance with the terms of the Merger Agreement. However, the financial accounting treatment of the transaction as a pooling of interests or a purchase will not impact the tax consequences described above. The opinion is based entirely upon the Code, regulations in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by Roosevelt and Sentinel of a closing tax opinion setting forth the same tax consequences in the foregoing tax opinion. See "--Conditions to the Merger."

  No ruling has been or will be requested from the Internal Revenue Service ("IRS"), including any ruling as to federal income tax consequences of the Merger to Roosevelt, Sentinel or Sentinel stockholders. Unlike a ruling from the IRS, an opinion of counsel or independent certified accountants is not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion or that such opinion would be upheld by the courts if challenged.

NASDAQ LISTING

  Roosevelt Common Stock currently is quoted on the Nasdaq National Market. It is a condition to consummation of the Merger that the Roosevelt Common Stock to be issued to stockholders of Sentinel in the Merger and to be reserved for issuance under the Sentinel Stock Options assumed by Roosevelt in the Merger also will be approved for listing on the Nasdaq National Market. See "-- Conditions to the Merger."

                          MANAGEMENT AFTER THE MERGER

  As of the Effective Time, the Boards of Directors of Roosevelt and Roosevelt Bank will consist of the current members of such Boards, and the executive officers of Roosevelt and Roosevelt Bank will include the current executive officers of Roosevelt and Roosevelt Bank. Craig D. Laemmli, President and Chief Executive Officer of Sentinel and Sentinel Federal will assume the position of Vice President of Roosevelt Bank pursuant to an employment agreement for a term of six months as described elsewhere in this Proxy Statement/Prospectus Statement. See "The Merger--Interest of Certain Persons." In addition, for at least one year after the Effective Time, and for so long thereafter as agreed to by Roosevelt Bank and the participating directors of Sentinel, the directors of Sentinel who wish to do so may serve as regional advisory directors of Roosevelt Bank for a retainer fee of $500 per month. See "The Merger--Interests of Certain Persons in the Merger."

                  BUSINESS OF ROOSEVELT FINANCIAL GROUP, INC.

GENERAL

  Roosevelt is a Delaware corporation which was organized in 1988 by Roosevelt Bank, for the purpose of becoming a thrift institution holding company for the Bank. The Bank is a federally chartered stock savings bank with 79 full service offices. The Bank has 38 offices serving the St. Louis metropolitan area, including Alton and Granite City, Illinois and nine offices serving the Kansas City metropolitan area. The remaining 32 offices are located in Staunton, Illinois and Pittsburgh, Kansas and the Missouri cities of Hannibal(2), Springfield(3), Columbia, Union, Warrenton, St. James, Washington, Sikeston, Dexter, Malden, Poplar Bluff, Hayti, Portageville, Cape Girardeau, Mexico, Jefferson City, Trenton, Marshall, Sedalia, Clinton, Maryville, St. Joseph, Nevada, Lamar, Joplin(2) and Kirksville. Incorporated as a Missouri chartered mutual savings and loan in 1924, the Bank converted to a federally chartered savings and loan in 1935. In 1987, the Bank became a stock savings and loan and, one year later, converted to a stock savings bank, changing its name to Roosevelt Bank, a federal savings bank.

  Effective December 30, 1988, the Bank completed the holding company reorganization of the Bank and the Company acquired all of the issued and outstanding shares of common stock of the Bank. The principal asset of the Company is the outstanding stock of the Bank, a wholly owned subsidiary. The Company's common stock is traded on the Nasdaq Stock Market under the symbol "RFED".

  Roosevelt's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to acquire real estate and consumer loans and mortgage-backed securities, to perform loan servicing functions for others, and to provide other retail banking and financial services to consumers.

  The Company and the Bank are subject to examination and comprehensive regulation and oversight by the OTS and by the FDIC. The Bank is further subject to regulations of the FRB governing reserves required to be maintained against transaction accounts. The Bank is a member of the FHLB of Des Moines, which is one of the 12 regional banks constituting the Federal Home Loan Bank System (the FHLB System) and its deposits are insured by the SAIF to the maximum extent permitted by the FDIC.

  Roosevelt's executive offices are located at 900 Roosevelt Parkway, Chesterfield, Missouri 63017, and its telephone number is (314) 532-6200. Unless otherwise indicated, references herein to Roosevelt or the Company include the Bank and its subsidiaries on a consolidated basis.

ROOSEVELT'S PHILOSOPHY AND OPERATING STRATEGY

  The Company's philosophies regarding the evolution of the composition of its balance sheet, risk avoidance techniques utilized during times of significant market volatility and current operating strategies are discussed in the following paragraphs of this section.

  Occasionally, over the past ten years, some observers have inaccurately compared Roosevelt to wholesale companies which, by design, avoided the retail business. By contrast, Roosevelt's capital markets activities were a prudent and disciplined reaction to conditions and opportunities within its retail markets. Roosevelt's Management strongly endorses a continued growth of its diversified, yet retail-based, operation.

  Because Roosevelt dealt successfully with so much excess liquidity over the past ten years, the Bank has developed a core competency related to managing interest rate risk and capital market instruments. Unlike many in the capital markets, Roosevelt has only dealt with derivatives and securities as risk reducing tools. None of Roosevelt's activities with derivatives have been a business in and of itself wherein speculation or pursuit of profit was the goal. Relative to other bank's Roosevelt's expertise in this area has enabled it to lower its overall risk profile.

  Roosevelt's current liquidity position and its abilities in the capital markets stand as strengths which can support and enhance its current and future retail efforts.

  Dating back to 1986, there is a deeply rooted preference toward retail banking in all of Roosevelt's operating policies. Reading the various policies together, one can envision that Roosevelt's Management believes the ideal balance sheet has virtually all assets being comprised of high quality loans originated within the Bank's retail markets. Also, ideally, this asset base would be financed almost exclusively with core retail deposits and equity.

ASSET COMPOSITION

  During the late 1980's, Roosevelt's Management was preoccupied with the transformation from a traditional thrift. Significant changes included increasing capital, reducing exposure to the commercial real estate market, reducing interest rate risk, expanding asset generation capability to other than merely residential mortgages and enhancing the physical plant and technology platform to compete more effectively in the retail arena.

  In pursuit of the ideal balance sheet, Roosevelt was only equipped to originate real estate mortgages. On the single-family portion of the business, Roosevelt's competition was dominated by thrifts which were technically insolvent. The operations of these competitors drove down available loan yields. The only hope for profitability was dependent upon funding the asset with very short-term liabilities in order to play the yield curve. These competitors did engage in such rate speculation. The only alternative would have been to close their company and to surrender their keys to the government. Roosevelt's discipline prevented it from joining in on what was believed to be unsafe and unsound practices.

  At that time, Roosevelt's alternatives also included commercial mortgage originations. A review of that market showed that borrowers were demanding, and receiving, loan terms which included thin single-family type margins, no recourse to the borrower and no requirement of a down payment or a real equity contribution to their project. Within such scenarios, the best a lender could have hoped for was getting their money back with a very small return relative to the risk. Unfortunately, as often as not, many of the projects failed. Without a significant down payment to protect, borrowers were only too happy to give their "white elephant" to the bank. Without legal recourse to the borrower, the bankers could do little more than turn their attention to hiring crews of REO workout specialists.

  Roosevelt abstained from this activity as well. It was viewed that making such loans would have been tantamount to the granting of free call and put options. If the project succeeded, the borrower could call the value away by paying the loan back but keeping all of the profit. If the project failed, the borrower could Put the underwater project back to the lender by not repaying the loan, whose balance would then be much greater than the value of the collateral. Roosevelt believes that viewing financial transactions in terms of such an options perspective is a very good beginning to managing risk. Roosevelt tries to avoid situations wherein the downside greatly exceeds the potential upside in a given transaction.

  The discussion above explains why Roosevelt was uninterested in growing its balance sheet with mortgage loans regardless of whether the loans were backed by single-family or commercial real estate. Such circumstances caused Roosevelt's liquidity to grow. Also, significant declines in interest rates during 1986 and after the October 1987 stock market crash caused significant prepayment of a lot of the Bank's existing mortgages. Accordingly, liquidity grew even more.

  The challenge for Roosevelt was to find ways to invest the liquidity without taking significant credit risk, without taking material interest rate risk and still preserving at least some spread. Roosevelt found part of the answer in its knowledge of the mortgage market.

  It appeared that "Wall Street" was oblivious to mortgage prepayment risk until the mid-to-late 1980's. The first acknowledgement by institutional investors was merely one of panic and avoidance. With every announcement of huge losses at several Wall Street firms--the market abandoned the purchase of mortgages. As prices fell relative to Treasurys, the yield spreads widened substantially. Roosevelt merely acknowledged that its huge build up in liquidity had occurred during a time of great investment opportunity in mortgage-backed securities (MBS) which promised wide risk-adjusted spreads.

  The decision to invest a portion of that liquidity in MBS was not a difficult leap to make. Accordingly, Roosevelt moved a lot of its liquidity into MBS and ended up with an asset base comprised of fewer loans and more securities than typical for a bank. With every passing month, the existing asset base (comprised of both loans and securities) threw off additional liquidity. Accordingly, the new liquidity was invested in more securities. Unfortunately, Management did not see the mortgage origination market become rational until after Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") created the Resolution Trust Corporation ("RTC") and, accordingly, supplied the money to shut down the thrifts during 1990. By that time, this process had caused Roosevelt's loans to represent only about 20% of assets.

LIABILITY COMPOSITION

  During this time, Roosevelt also had difficulty growing its retail deposits. To attract a new household, the Bank needed a competitive checking account product. Being competitive meant providing the services expected by the typical customer. Roosevelt's physical plant and technology platform were inadequate. Not enough branches had drive-up windows, the lobbies were too small and the Bank did not have a single ATM.

  During the late 1980's through about 1991, Roosevelt attacked these problems aggressively by installing an entirely new data processing system and putting ATM's in every branch, by remodeling a number of branches and trying to make sure every location had a drive-up facility, and by actually closing a couple of offices and building some entirely new facilities for the first time in over ten years. While these steps helped competitiveness prospectively, they did nothing to impact the position in 1991 wherein both the loan and the deposit portfolios were smaller than management had wished.

  During the 1992-1994 era, the Company quadrupled in size to over $8 billion. Such activities gave the Bank even more opportunities to improve its physical plant and technology platform. Management thought the merger and acquisition opportunities were historically attractive and exerted great effort in making the most of the opportunities. At one point, both the First Nationwide and the Savings of America deposit acquisitions were nearly lost. However, being nimble and flexible made the difference. Roosevelt conveyed a willingness to accept entirely cash on the asset side of the transactions. Both of the California companies found real value in the proposal because they were having difficulty finding loan growth.

  With those two transactions, deposits grew $1.3 billion. The $1.3 billion in cash increased Roosevelt's excess liquidity position. Being risk averse and preoccupied with acquisition integration, the Company did not try to substantially increase its loan purchase/origination program in desperation. Management felt that the assets were kept safe and available for future opportunities by buying MBS.

  While much of the growth during that period of time also came in the form of whole companies, most of the companies had limited asset generation capability and excess liquidity. Management did not mind such scenarios because it was easier to see how profitability could be improved quickly. Also, such characteristics helped Management to control asset quality during a period of rapid acquisition growth. However, every acquisition seemed to move the Bank further away from more typical loan-to-deposit or loan-to-asset ratios.

  Everyone at Roosevelt today believes that the primary opportunity in building high returns is the conversion of the lower margin securities into higher margin relationship-based retail assets. Such is the focus of Roosevelt's stand-alone business plan. Such would undoubtedly be the focus in either a "merger-of-equals" transaction or in the motivations of a straight forward acquiror. Management does not believe it should make material investments in mortgage securities on a held-to-maturity basis, unless there is an insufficient supply of loans with superior risk-return opportunities.

  At December 31, 1995, Roosevelt owned $3.4 billion of MBS held to maturity. The monthly cash flows from this portfolio can fund a great deal of loan growth. If loan volumes are sufficient, this portfolio will be on an immediate and steady decline from here forward.

THE PAST AS A GOOD PREDICTOR OF THE FUTURE

  At December 31, 1995, Roosevelt had invested $1.4 billion in MBS carried as available for sale ("AFS"). This portfolio should be looked at as the Bank's typical liquidity/securities portfolio. The size of such holdings is likely to be relatively constant and not decline with an increased ability to originate loans. This investment represented approximately 16% of total assets at December 31, 1995. At a similar point in time, the five largest Missouri commercial banks owned securities positions averaging more than 25% of total assets. Accordingly, Roosevelt's Management does not believe that its portfolio of securities carried as available for sale constitutes either an unusual activity for a bank or an unusually large concentration for a bank of Roosevelt's size.

  Roosevelt's approach within the AFS portfolio is also similar to the goals of other conservative banks in that it seeks to minimize both credit risk and interest rate risk. Regarding credit risk, Roosevelt seeks only government agency-backed, AAA-rated or AA-rated paper. Regarding interest rate risk, Roosevelt seeks to maintain a weighted average duration within the overall portfolio of less than six months. On both an outright dollars basis and as a percentage of the AFS portfolio, Roosevelt has experienced less in the way of market value adjustments to equity pursuant to Statement of Financial Accounting Standards No. 115 (SFAS 115) than most other banks.

INTEREST RATE RISK

  Roosevelt has a very simple philosophy regarding interest rate risk (IRR). First and foremost--Roosevelt tries to avoid IRR. By definition, Roosevelt believes IRR is the extent to which an entity can be negatively impacted by a change in interest rates. Accordingly, Roosevelt endeavors to maintain a position wherein it will not suffer any material impact from 1) a parallel rise in interest rates; 2) a parallel decline in interest rates; 3) a steepening of the yield curve; or 4) a flattening of the yield curve.

  It is appropriate to tie this concept of seeking to avoid interest risk with the concept discussed earlier regarding Management's "ideal balance sheet." If the assets were all retail home equity lines of credit, wherein the rates were not capped and fluctuated with the Prime rate; and, all of the liabilities were core retail deposits, made up exclusively of transaction accounts without maturities--then Management believes that there would be very little IRR.

  However, based upon its recent history, Roosevelt does not enjoy an ideal balance sheet. Transaction accounts make up only about 25% of total deposits. Management is currently trying to grow its transaction account base as rapidly as can be deemed prudent. Acquiring or merging with companies with large amounts of transaction accounts is considered to be a prudent supplementary strategy as long as the prices of the merger partners are not excessive.

  Also, Roosevelt's asset base has a relatively small balance of home equity lines of credit. In fact, Roosevelt's limited capabilities historically to originate short term retail loans forced the Bank to buy mortgage- and asset-backed securities to supplement its balance sheet.

WHAT ROOSEVELT BUYS AND WHEN

  When looking for opportunities in the securities market, Roosevelt has tried to follow a "keep it simple" strategy. Accordingly, all things being equal, the Bank has sought high quality assets whose characteristics cause the management of interest rate risk to be simple.

  The asset owned by the Bank for several years which best fits that description is an asset-backed security issued by a subsidiary of Navistar. This particular security was rated AAA by the major rating agencies at issuance and has continued to enjoy such ratings since that time. Its rate floats monthly at a fixed spread over one month LIBOR without any periodic or life caps limiting possible rate adjustments. This investment has performed extremely well for Roosevelt by providing at least a 1.00% spread over the Bank's marginal borrowing costs and frequently providing over a 2.00% spread over the Bank's marginal retail costs. There has been no level of interest rates or slope in the yield curve which has challenged the profitability of this investment.

  Unfortunately, investments such as the one described above are sufficiently rare that other types of assets had to be considered. The type of asset most readily available and most similar to the Navistar security described above, has been the floating-rate mortgage-backed security. These floating-rate MBS have been either directly issued by FNMA or FHLMC, or, they have been collateralized by such credits in sufficient magnitude to gain AAA ratings from the major rating agencies. There has been a long enough history of such securities, without credit downgrades, that Management is comfortable with its assertion that, on a bond by bond basis, the credit risk has been diffused.

  Regarding the IRR of owning such securities, the key is that the rates float on a monthly or quarterly basis over LIBOR. Accordingly, the yield on such securities can fluctuate without a periodic cap in order to mirror the Bank's fluctuating short-term funding costs. The sole IRR of these securities is related to them having a lifetime cap. Roosevelt typically buys such securities when the particular lifetime cap is several hundred basis points above the then current rate. Accordingly, properly managed, Roosevelt believes that owning such securities is also a relatively low risk activity.

  The remainder of Roosevelt's AFS portfolio is comprised of more typical adjustable-rate MBS and, to a much more limited extent, fixed-rate MBS. Roosevelt's daily purchase decisions are highly driven by assessing which available security type is providing the highest risk-adjusted spread on that day. However, Roosevelt has a strong preference for simplicity and safety. Accordingly, if floating-rate, adjustable-rate and fixed-rate agency MBS are all offering exactly 1.00% spreads over the yield on comparable duration Treasurys, then Management would generally buy the floating-rate security.

  If there was a so-called normal, upwardly sloping, yield curve on that day, Management would be accepting the lowest outright yield. This is true because floating-rate MBS typically are compared to the shortest (lowest yielding) Treasurys; adjustable-rate MBS are typically compared to Treasurys whose maturities are less short; and, fixed-rate MBS are typically compared to longer duration (higher yielding) Treasurys. Such a fact demonstrates that Roosevelt's Management is seldom interested in the outright yield of a security in its AFS portfolio. By ignoring outright yields, Management begins to demonstrate how it is different from the managements of certain other banks. By being indifferent to outright yield--by focusing only on the risk-adjusted spread over the yield of a comparable duration Treasury security-- Management becomes less vulnerable to skilled bond salesmen. A few extra basis points in yield will not cause Roosevelt's Management to think the bond is a better investment.

  In order for Roosevelt to buy an adjustable-rate MBS in lieu of a floating-rate MBS, the adjustable-rate security would need to promise a wider spread over its comparable duration Treasury security than that promised by the floating-rate security. In order for Roosevelt to buy a fixed-rate MBS in lieu of an adjustable-rate MBS, it too would need to promise a yet wider spread over its comparable duration Treasury. These facts illustrate two points. First, all things being equal, Roosevelt will own the shortest term assets in the AFS portfolio which accordingly will require the least effort to manage the IRR. Secondly, Roosevelt's analysis reveals that fixed-rate MBS spreads are seldom as wide as are adjustable-rate MBS spreads. Due to this second point, fixed-rate MBS will generally represent a minority of the AFS portfolio. This is also the reason why Roosevelt's MBS held to maturity portfolio is also dominated by adjustable-rate securities--which typically carry less inherent risk.

ASSESSING IRR

  Due to all of the above, Roosevelt's management believes that its AFS portfolio embodies less IRR than a typical bank's portfolio of agency and corporate securities. In viewing the balance sheets of publicly traded bank holding companies, Roosevelt's Management has noticed significant changes in the value of the securities portfolios at these other institutions when interest rates change. Due to SFAS 115, such IRR can create considerable volatility within stockholders' equity. With the benefit of a long track record, Management's confidence is bolstered by noticing that the total market value of all of Roosevelt's assets, and the assets within its AFS portfolio, do not change materially with changes in interest rates. As noted earlier, relatively few banks can make this claim.

  Another key to Roosevelt's success is the manner in which it assesses IRR. When evaluating either a security for purchase or a pre-existing portfolio of securities, Roosevelt assesses risk by noting the current market value and the predicted market values under eight different scenarios--wherein rates are assumed to be 1%, 2%, 3% or 4% higher and 1%, 2%, 3% or 4% lower. Whenever the value of a security varies in a material way with changes in rates of only 1% or 2%, then Roosevelt deems that the security or the portfolio has material risk and needs to be addressed accordingly.

  This manner of assessing risk has enabled Roosevelt to maintain a stable and relatively event-risk-free portfolio. As an example, during the early 1990's the FHLB system issued various "structured notes". Most of these longer term notes carried rates which adjusted over time pursuant to a predetermined formula. Many portfolio managers heard "agency issuer" and "adjustable-rate" and they felt that their risk assessment was completed. The "agency issuer" status meant that credit risk should not be an issue. Thinking only about a repricing "GAP" table, the "adjustable-rate" status meant that interest rate risk must have been nil.

  However, these bonds are not risk free. With many of the bonds, as with the supposedly short-term CMO market, the effective maturity dates could change dramatically based on the environment. The differing possible environmental situations could cause the bonds to perform poorly by floating the rate relative to the lowest of a number of indexes or by invoking structural caps that meant that the rates effectively could only float down rather than up. While the details of each situation were varied, the issuers were all motivated by shifting the risks of volatility to unsuspecting portfolio managers.

  Usually, these bonds offered higher yields at issue than the yields of other floating-rate agency paper. Roosevelt's multi-scenario value analysis revealed that under various scenarios, the bonds could have declined in value considerably. In short, the more volatile the scenario, the worse the bonds would perform. Roosevelt's practice of evaluating risk versus reward over a wide range of scenarios, prevented it from buying any of these securities.

MANAGING IRR

  The preceding discussion explains conceptually what Roosevelt buys and how it measures IRR. The next question is: How does Roosevelt mitigate or manage the IRR? The answer lies in the same type of multi-scenario value analysis as described above.

  In a simple example, say the position is expected to lose $6 million in unrecognized market value with a 1% permanent and parallel shift upward in the yield curve. This is the type of situation which would exist if the portfolio contained some longer dated assets which were not funded by longer dated liabilities.

  In this situation, the Bank may try to create a longer dated liability out of a pool of short-term liabilities. This can be accomplished by entering into a pay-fixed swap agreement. Such would entail Roosevelt agreeing to pay a fixed rate of interest for a period of ten years to a very high quality "primary dealer" in return for the receipt of a variable rate of interest on the exact same notional amount of liability. This type of interest rate swap will gain in value if rates rise. Depending upon the level of interest rates, a $100 million pay-fixed swap may provide the desired $6 million gain if rates move up 1.0%. This gain will offset the potential losses depicted earlier and cause the net value of the Company to be unaffected by the potential rise in interest rates.

  On a cash flow and accounting basis, the fixed-rate being paid on the swap should match up advantageously with the fixed-rate being earned on the asset. Also, the variable-rate being received on the swap should match up with the variable-rate being paid on the underlying short-term liability. Accordingly, a 1.0% rise in rates will cause the Bank's funding cost to rise, but, that rise will be offset by the increase in the variable-rate received from the swap counterparty.

PENCHANT FOR SIMPLICITY

  The swap agreement described above clearly qualifies to be called a "derivative." Long before "derivatives" became a dirty word, due to the misuse by unwary practitioners, Roosevelt has limited its usage. Ideally, Roosevelt would like to fund short-term assets with short-term liabilities. It would like to fund intermediate-term assets with intermediate-term liabilities. And, it would like to fund long-term assets with long-term liabilities. As much as is possible, Roosevelt does just that.

  Frequently, however, the assets with the richest risk-adjusted spreads do not always come in the exact same volume and maturity as the liabilities with the lowest risk-adjusted cost. Accordingly, mismatches of some magnitude are usually present. The mismatches are typically mitigated by some instrument which qualifies to be called a derivative. However, it is a primary goal of Roosevelt to not only maintain a low risk profile, but, to utilize swaps and other derivatives as little as possible. Growth in Roosevelt's retail business is expected to lessen the necessity for swaps.

  Underscoring Management's success in this regard is the fact that the total swap portfolio at December 31, 1995 (when the Company had over $9 billion in assets) is less than it was on December 31, 1990 (when the Company had barely over $2 billion in assets). Also, as of January 31, 1996, Roosevelt had closed out its financial futures positions which further underscores Management's desire to simplify its position and to look more like a traditional bank. Management believes that future successes in building its retail business can lead to a continued decline in its use of derivatives without changing its low risk profile.

IMBEDDED OPTIONS

  It was discussed above how paying a fixed rate of interest on a swap might offset the risk of owning longer term MBS in a scenario when rates rose 1%. However, Roosevelt's multi-scenario analysis also considers other possible outcomes--like a 3% decline in rates.

  In this declining rate scenario, the Bank would still pay the same fixed rate on the swap, short-term funding costs would decline to offset the decline in the variable rate to be received from the swap counterparty, but, the fixed rates being received on the mortgages would be in definite peril. With much lower interest rates being available, the fixed-rate mortgages would likely refinance.

  This example explains the primary problem with owning mortgages. If rates decline, the value of the mortgage goes up for obvious reasons. However, prepayments will rise and the effective maturity of the mortgage will shorten. Accordingly, the increase in value decelerates as rates decline. In this scenario, your great yielding 7-year bond just became a 5-year bond thereby blunting its value rise. If rates fall a full 3%, most of the MBS would be expected to prepay inside of one year. No matter how low your funding costs go, there will be no gain in value to offset the considerable loss in value on the pay-fixed swap position.

  This asymmetry is clearly skewed for the customer and against the mortgage-holder. As rates rise, the values decline for obvious reasons. However, as rates rise, prepayments slow down causing the effective maturity of the mortgage to lengthen. Accordingly, the decline in value accelerates as rates rise--because your underwater 7-year bond just became an underwater 8-year bond. If rates rise further, it can become an underwater 10-year bond.

  Roosevelt's strategy to avoid the scenarios just described is to buy options to offset the options it essentially gives away when it makes or buys a mortgage. The primary source of options bought by Roosevelt are floor and cap agreements. These agreements are similar to swaps whereby they are negotiated with counterparties.

  When 3-month LIBOR was approximately 9.5%, Roosevelt bought a floor from a high quality counterparty that agreed to pay Roosevelt if LIBOR fell below an 8% "floor" rate. Roosevelt made one up-front premium payment to acquire the option. That payment was then amortized over the life of the floor agreement. With LIBOR at 10%, Roosevelt got no cash flow from the floor and the downside was limited to what was paid for the protection (a cost of owning a mortgage portfolio).

  However, the upside for Roosevelt on this option was virtually unlimited. At inception, Roosevelt would get no cash flow unless LIBOR (10%) declined more than 2% to go below the floor rate of 8%. If LIBOR declined to 5%, Roosevelt would enjoy a 3% spread on the predetermined notional amount of the contract. LIBOR actually declined nearer to 3% during 1993 and the Bank's floor position kept it from being hurt by prepayments.

  The more LIBOR fell, the more cash flow Roosevelt would gain. On this contract, Roosevelt had a limited downside (the premium) to match off against a limited upside to the value of a mortgage. However, the contract had an unlimited upside in value as LIBOR fell to offset the unlimited potential decline in value of the swap as rates fell. Accordingly, this option (the floor) offset the prepayment option imbedded in the mortgage.

  Roosevelt also acknowledges the need for option protection as rates rise. Such are needed to either offset the accelerating decline in the value of mortgages as rates rise or to offset the periodic caps in adjustable-rate mortgages which can prevent the full upward adjustment in the rates. Roosevelt acquired cap agreements for this scenario.

  With cap agreements, Roosevelt's downside is, again, limited to the premium paid at execution. This premium is again amortized over the life of the agreement as a cost of doing business. At December 31, 1995, LIBOR was a little over 5%.

  Roosevelt owns some caps with a 7% cap rate. With such agreements, Roosevelt will receive a spread from the counterparty if LIBOR goes above 7%. As rates begin to rise toward the cap rate, the value of Roosevelt's position begins to rise. Roosevelt's upside is unlimited because the potential rise in LIBOR is unlimited.

  Roosevelt believes that whenever an investor owns a mortgage portfolio (loans or securities), it should own some options to neutralize the prepayment and cap risks. Roosevelt has perpetually owned options in a magnitude in proportion to its mortgage holdings. An important factor in Roosevelt's success is that it only buys options--it never sells or writes options (other than to its mortgage customers via their ability to prepay). With Roosevelt's options (caps, floors, etc.) the downside is limited and finite--just as is the cost of buying fire insurance on your home. However, the potential upside is unlimited. In this regard, these options are better than homeowners insurance, because such insurance does have limits to its coverage or potential payoff.

CURRENT OPERATING STRATEGIES

  Roosevelt's Management believes that the long-term value of a financial institution is related to having strong relationships with its customers whereby a household seeks to derive most of its financial services from a single vendor (like Roosevelt). To position itself in this manner, Roosevelt's business plan emphasizes 1) the origination of a higher percentage of its assets; 2) the diversification of the balance sheet away from only mortgage and real estate related assets; 3) the expansion of its retail deposit base with a simultaneous shift within that deposit base toward checking and transaction accounts; and 4) growth in fee income by providing other services such as insurance, brokerage and mortgage loan servicing for other investors.

ACQUISITIONS

  A substantial portion of the Company's growth since 1990 has occurred as a result of acquisitions. The following table summarizes Roosevelt's acquisitions since the formation of the Bank in 1987. The Company has entered into definitive agreements to acquire two additional financial institution holding companies and expects to continue informal discussions with other banking and thrift institutions regarding their acquisition by the Company. See "Roosevelt Financial Group, Inc. and Roosevelt Bank--Roosevelt Financial Group, Inc."

                                  DATE
    ACQUISITION NAME            ACQUIRED       LOANS  DEPOSITS ASSETS  BRANCHES
    ----------------        ----------------- ------- -------- ------- --------
                                               (DOLLARS IN MILLIONS)
Home Federal Savings of
 Alton....................  March 19, 1990    $  67.2 $  12.1  $  99.1     4
Hannibal Mutual Loan and
 Building Association.....  October 18, 1991      7.8    17.8     18.0     1
Conservative Bank, FSB....  November 9, 1992     41.5    61.2     64.5     4
First Granite City Savings
 and Loan.................  November 9, 1992     43.4    42.0     49.2     2
Brookside Savings Bank,
 FSB......................  December 1, 1992     16.1   145.7    218.7     1
First Nationwide (branch
 purchases)...............  June 11, 1993         --    591.1      --     11
Home Savings of America
 (branch purchases).......  November 8, 1993      --    738.1      --     13
Home Federal Bancorp of
 Missouri, Inc. ..........  April 22, 1994      480.7   466.5    532.7     9
Farm & Home Financial
 Corporation..............  June 30, 1994     1,843.3 2,094.7  3,173.5    27
WSB Bancorp, Inc. ........  October 20, 1995     80.9    80.8     96.9     2
Kirsksville Bancshares,
 Inc. ....................  December 29, 1995    69.4   101.9    130.7     1

LENDING ACTIVITIES

  The Company's lending activities are principally conducted through the origination and purchase of loans.

  Residential Lending--The Company's origination activities are generally focused on communities in Missouri, southern Illinois, and eastern Kansas in which its branches are located and in other midwestern states through its correspondent network. Primary emphasis is on mortgage loans secured by existing one- to four- family residential properties. At December 31, 1995, loans secured by residential real estate totaled $3.3 billion, which represented 92.35% of the Company's loan portfolio.

  The Company follows a residential loan pricing discipline that results in loan yields comparable to investments of other Company assets. The methodology takes into consideration duration of the loan, prepayment risks, servicing costs, and credit risk. In underwriting residential real estate loans, the Company evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Under Federal regulations, a real estate loan may not exceed 100% of the appraised value of the property securing the loan at the time of origination. The Company has adopted a policy of generally limiting the loan-to-value ratio on originated loans and refinanced loans, depending upon loan type, and generally requiring that all loans exceeding 80% of the appraised value of the property or its purchase price, whichever is less, be insured by a mortgage insurance company approved by the Federal Home Loan Mortgage Corporation (FHLMC) in an amount sufficient to reduce the Company's exposure to no greater than such 80% level.

  In addition to interest earned on loans, the Company receives fees in connection with the origination of loans, loan commitments, late payments, and other miscellaneous services. The amounts of such fees vary from time to time, generally depending on competitive conditions in the mortgage market.

  As described below, the Company currently offers several types of residential loans.

  Adjustable-Rate Mortgage Loans--The Company originates secured adjustable-rate mortgage loans (ARMs) in principal amounts of up to $750,000, depending upon loan type, loan-to-value ratio, and term. The majority of adjustable-rate mortgage loans which have been originated by the Company are held in its portfolio.

ARM loans offered consist of a variety of types, with interest rate adjustments ranging from one month to 10 years. The ARMs provide for adjustments to the interest rate based upon the one or three year U.S. Treasury Bill Index adjusted to constant maturity, plus a margin which is determined at the time of application and remains constant for the life of the loan. Interest rate adjustments are limited to a maximum of 2% per year and a maximum of 6% over the life of the loan on both one-year and the three-year adjustable mortgages.

  Fixed-Rate Loans--The Company also originates secured fixed-rate mortgage loans in principal amounts of up to $750,000, depending upon loan type, loan-to-value ratio, and term. The Company's fixed-rate loans generally have terms from 15 to 30 years with monthly payments which fully amortize the principal and interest over the life of the loan. The Company may occasionally originate balloon/interest reset mortgages that are fixed-rate.

  FHA/VA Loans--The Company originates FHA insured and VA guaranteed single family mortgage loans. Guidelines for processing, underwriting, and closing of these loans, which typically have terms to maturity of 25 to 30 years, are established by the FHA and the VA.

  The types of loans which the Company may originate are restricted by the HOLA and other laws and are regulated by the OTS. Federal regulations permit Roosevelt to originate or purchase loans and loan participations secured by real estate located in any part of the United States. Roosevelt's residential lending is primarily concentrated in the geographical location of its branches and in other midwestern states through the Company's correspondent network.

  Commercial Real Estate and Construction Lending--Loans originated by the Company generally are secured by first liens on the properties to which they relate. The Company also purchases real estate loans and loan participations from selected sellers. The Company focuses its originations on properties located within its retail markets of Missouri, southern Illinois and eastern Kansas.

  At December 31, 1995, loans secured by commercial real estate (including multi-family residential properties) and construction lending totaled $149.5 million of which loans secured by commercial real estate totaled $137.5 million, representing 3.83% of the Company's total loan portfolio. The Company's portfolio of commercial real estate loans is secured by liens on office buildings, apartments, land, and shopping centers.

  Consumer Lending--Federal regulations permit federally chartered thrift institutions to make secured and unsecured consumer loans up to a maximum of 35% of the institution's total assets less permissible investments in commercial paper and corporate debt. In addition, federal thrift institutions have lending authority above the 35% limit for certain consumer loans such as home equity loans, property improvement loans and mobile home loans.

  The Company offers various variable-rate and fixed-rate consumer loans, including automobile, marine, recreational vehicle, home improvement, unsecured personal, and home equity loans. The Company also offers loans to its depositors on the security of their deposit accounts.

  Substantially all consumer loans made directly to the borrower are originated in branches within the states of Missouri and Illinois. Roosevelt has placed a renewed emphasis on the origination of consumer loans due to their generally higher yielding nature. During the second half of 1995, Roosevelt began purchasing "A" quality indirect auto lease paper originated by a leasing company. These loans are secured by the types of autos which generally hold their value well and have good mechanical histories. Indirect auto lease originations totaled $16.7 million during 1995.

  At December 31, 1995, the Company's consumer loan balances totaled $125.6 million which represented 3.49% of the Company's total loan portfolio.

  Loan Portfolio Composition--The following table sets forth information concerning the composition of the Company's loan portfolio in dollar amounts and in percentages by type of loan at the dates indicated.

                                               DECEMBER 31,
                         ----------------------------------------------------------
                                1995                1994                1993
                         ------------------- ------------------- ------------------
                           AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT   PERCENT
                         ----------  ------- ----------  ------- ---------- -------
                                          (DOLLARS IN THOUSANDS)
REAL ESTATE LOANS:
  Residential........... $3,320,098   92.35% $2,887,992   92.48% $2,465,592  89.78%
  Commercial............    137,507    3.83     132,316    4.24     144,295   5.25
  Construction..........     11,969    0.33      18,489    0.59      95,550   3.48
                         ----------   -----  ----------   -----  ----------  -----
    Total real estate
     loans held to
     maturity...........  3,469,574   96.51   3,038,797   97.31   2,705,437  98.51
CONSUMER LOANS..........    125,633    3.49      84,013    2.69      40,831   1.49
                         ----------   -----  ----------   -----  ----------  -----
    Total loans.........  3,595,207   100.0%  3,122,810   100.0%  2,746,268  100.0%
                                      =====               =====              =====
LESS:
  Loans in process......      4,266              28,348              59,146
  Deferred fees and
   discounts
   (premiums)...........     (8,806)               (604)              6,256
  Allowance for losses..     21,855              22,915               9,056
                         ----------          ----------          ----------
    Loans, net.......... $3,577,892          $3,072,151          $2,671,810
                         ==========          ==========          ==========

                                                 1992               1991
                                          ------------------ ------------------
                                            AMOUNT   PERCENT   AMOUNT   PERCENT
                                          ---------- ------- ---------- -------
REAL ESTATE LOANS:
  Residential............................ $2,141,863  88.36% $2,074,657  88.56%
  Commercial.............................    134,321   5.54     109,551   4.68
  Construction...........................    109,627   4.52     121,877   5.20
                                          ----------  -----  ----------  -----
    Total real estate loans held to matu-
     rity................................  2,385,811  98.42   2,306,085  98.44
CONSUMER LOANS...........................     38,381   1.58      36,489   1.56
                                          ----------  -----  ----------  -----
  Total loans............................  2,424,192  100.0%  2,342,574  100.0%
                                                      =====              =====
LESS:
  Loans in process.......................     41,833             44,928
  Deferred fees and discounts
   (premiums)............................     21,835             29,443
  Allowance for losses...................     10,753              8,336
                                          ----------         ----------
    Loans, net........................... $2,349,771         $2,259,867
                                          ==========         ==========

  The following table shows the composition of the Company's fixed- and adjustable-rate loans at the dates indicated.

                                               DECEMBER 31,
                         ------------------------------------------------------------
                                1995                 1994                 1993
                         -------------------  -------------------  ------------------
                           AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT   PERCENT
                         ----------  -------  ----------  -------  ---------- -------
                                          (DOLLARS IN THOUSANDS)
FIXED-RATE LOANS:
 Real estate:
  Residential........... $1,226,691   34.12%  $1,107,604   35.47%  $1,171,453  42.66%
  Commercial............     74,271    2.07       77,164    2.47       82,209   2.99
  Construction..........      1,202     .03          --      --           --     --
                         ----------  ------   ----------  ------   ---------- ------
    Total fixed-rate
     real estate loans..  1,302,164   36.22    1,184,768   37.94    1,253,662  45.65
  Consumer..............     58,645    1.63       28,715    0.92       22,680   0.83
                         ----------  ------   ----------  ------   ---------- ------
    Total fixed-rate
     loans..............  1,360,809   37.85    1,213,483   38.86    1,276,342  46.48
                         ----------  ------   ----------  ------   ---------- ------
ADJUSTABLE-RATE LOANS:
 Real estate:
  Residential...........  2,093,407   58.23    1,780,388   57.01    1,294,139  47.12
  Commercial............     63,236    1.76       55,152    1.77       62,086   2.26
  Construction..........     10,767    0.30       18,489    0.59       95,550   3.48
                         ----------  ------   ----------  ------   ---------- ------
    Total adjustable-
     rate real estate
     loans..............  2,167,410   60.29    1,854,029   59.37    1,451,775  52.86
  Consumer..............     66,988    1.86       55,298    1.77       18,151   0.66
                         ----------  ------   ----------  ------   ---------- ------
    Total adjustable-
     rate loans.........  2,234,398   62.15    1,909,327   61.14    1,469,926  53.52
                         ----------  ------   ----------  ------   ---------- ------
    Total loans.........  3,595,207  100.00%   3,122,810  100.00%   2,746,268 100.00%
                                     ======               ======              ======
LESS:
 Loans in process.......      4,266               28,348               59,146
 Deferred fees and
  discounts (premiums)..     (8,806)                (604)               6,256
 Allowance for losses...     21,855               22,915                9,056
                         ----------           ----------           ----------
    Loans, net.......... $3,577,892           $3,072,151           $2,671,810
                         ==========           ==========           ==========

                                                 1992                1991
                                          ------------------  ------------------
                                            AMOUNT   PERCENT    AMOUNT   PERCENT
                                          ---------- -------  ---------- -------
FIXED-RATE LOANS:
 Real estate:
  Residential............................ $1,437,122  59.29%  $1,261,219  53.84%
  Commercial.............................     82,275   3.39       72,995   3.12
  Construction...........................        --     --           --     --
                                          ---------- ------   ---------- ------
    Total fixed-rate real estate loans...  1,519,397  62.68    1,334,214  56.96
  Consumer...............................     25,396   1.05       21,128   0.90
                                          ---------- ------   ---------- ------
    Total fixed-rate loans...............  1,544,793  63.73    1,355,342  57.86
                                          ---------- ------   ---------- ------
ADJUSTABLE-RATE LOANS:
 Real estate:
  Residential............................    704,741  29.07      813,438  34.73
  Commercial.............................     52,046   2.15       36,556   1.56
  Construction...........................    109,627   4.52      121,877   5.20
                                          ---------- ------   ---------- ------
    Total adjustable-rate real estate
     loans...............................    866,414  35.74      971,871  41.49
  Consumer...............................     12,985   0.53       15,361   0.65
                                          ---------- ------   ---------- ------
    Total adjustable-rate loans..........    879,399  36.27      987,232  42.14
                                          ---------- ------   ---------- ------
    Total loans..........................  2,424,192 100.00%   2,342,574 100.00%
                                                     ======              ======
LESS:
 Loans in process........................     41,833              44,928
 Deferred fees and discounts (premiums)..     21,835              29,443
 Allowance for losses....................     10,753               8,336
                                          ----------          ----------
    Loans, net........................... $2,349,771          $2,259,867
                                          ==========          ==========

INVESTMENT AND MORTGAGE-BACKED SECURITIES

  The Company invests in short-term investments such as United States Treasury securities and United States agency securities, commercial paper, short-term corporate debt securities, and overnight federal funds. The Company is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specific securities and is also permitted to make certain other securities investments. The balance of the investment securities maintained by the Company in excess of regulatory requirements reflects management's objective of maintaining liquidity at a level that assures the availability of adequate funds, taking into account anticipated cash flows and available sources of credit, for meeting withdrawal requests and loan commitments and making other investments. See "Regulation--Liquidity."

  The acquisition of mortgage-backed securities is designed to (i) generate positive interest rate spreads on large principal balances with minimal administrative expense, (ii) lower the credit risk of the Company's loan portfolio, and (iii) enable the Company to use these mortgage-backed securities as collateral for financings in the capital markets. Mortgage-backed securities acquired by the Company for investment typically consist of FHLMC mortgage participation certificates (FHLMC Certificates), FNMA mortgage pass-through certificates (FNMA Certificates) and/or GNMA fully-modified, pass-through mortgage-backed certificates (GNMA Certificates), and private issue pass-through certificates, each of which is described below.

  FHLMC Certificates--FHLMC Certificates represent undivided interests in specified pools of fixed, variable, or adjustable rate, conventional residential mortgage loans or participation interests in conventional residential mortgage loans purchased by FHLMC. FHLMC guarantees to each registered holder of a FHLMC Certificate the timely payment of interest. FHLMC also guarantees to each registered holder of a FHLMC Certificate the ultimate collection by such holder of principal thereof, but, except in certain cases, does not guarantee the timely payment of principal thereof. The obligations of FHLMC are not backed by, nor entitled to, the full faith and credit of the United States. Neither the United States nor any agency or instrumentality of the United States is obligated to finance the operations of FHLMC or to assist FHLMC in any other manner. There is currently an active secondary market for FHLMC Certificates, but there is no assurance that this market will continue in the future.

  FNMA Certificates--FNMA Certificates represent undivided interests in specified pools of fixed, variable, or adjustable rate one- to four-family residential mortgage loans. FNMA guarantees the timely payment of scheduled principal and interest (at the applicable certificate rate). The obligations of FNMA under its guarantees are obligations solely of FNMA and are not backed by, nor entitled to, the full faith and credit of the United States. Neither the United States nor any agency or instrumentality of the United States is obligated to finance FNMA's operations or to assist FNMA in any other manner. There is currently an active secondary market for FNMA Certificates, but there can be no assurance that this market will continue in the future.

  GNMA Certificates--GNMA Certificates are issued and serviced by a mortgage banking company or financial institution approved by GNMA as a seller-servicer of Federal Housing Administration (FHA) insured mortgage notes or Veterans Administration (VA) guaranteed mortgage notes. The full and timely payment of principal of, and interest on, each GNMA Certificate is guaranteed by GNMA, which obligation is backed by the full faith and credit of the United States. Each GNMA Certificate evidences a fractional undivided interest in a pool of FHA insured mortgage notes and VA guaranteed mortgage notes secured by mortgages on single family dwellings. There is currently an active secondary market for GNMA Certificates, but there is no assurance that this market will continue in the future.

  Private-Issue Certificates--Private pass-through certificates represent primarily undivided interests in specified pools of fixed, variable or adjustable rate one- to four-family residential mortgage loans. Such securities are issued by private entities such as commercial banks, thrifts, and other financial entities. At December 31, 1995, the Company's $2.7 billion portfolio of private pass-throughs was primarily comprised of adjustable rate securities. The repricing characteristics of such securities were primarily tied to the one year constant maturity treasury rate. These securities are not guaranteed or insured by any government agency. Instead, the credit risk on such securities is lowered through mortgage pool insurance, letters of credit, guarantees, or subordinated interests.

  At December 31, 1995 there were approximately $1.3 billion of private issue pass-through certificates with unrealized losses totaling $21.8 million. None of the unrealized losses exceeded $2.0 million or 5% of the respective security balance.

  Since mortgage-backed securities are asset-backed, they are subject to inherent risks based upon the future performance of the underlying collateral (i.e., mortgage loans) for these securities. Among these risks, are prepayment risk and interest-rate risk.

  Should general interest-rate levels decline, the mortgage-backed securities portfolio would be subject to i) prepayments as borrowers typically would seek to obtain financing at lower rates, ii) a decline in interest income received on adjustable-rate mortgage-backed securities, and iii) an increase in fair value of fixed rate mortgage-backed securities. Conversely, should general interest rate levels increase, the mortgage-backed securities portfolio would be subject to i) a longer term to maturity as borrowers would be less likely to prepay their loans, ii) an increase in interest income received on adjustable-rate mortgage-backed securities, iii) a decline in fair value of fixed-rate mortgage-backed securities, and iv) a decline in fair value of adjustable-rate mortgage- backed securities to an extent dependent upon the level of interest-rate increases, the time period of the next interest rate repricing date for the individual security and the applicable periodic (annual and/or lifetime) cap which could limit the degree to which the individual security could reprice within a given time period.

  Unlike U.S. Government agency mortgage-backed securities which include a full guarantee of principal and interest, private issuer mortgage-backed securities are generally structured with a senior ownership position and subordinate ownership position(s) providing credit support of the senior position. In a limited number of cases, this support is provided through letters of credit or cash reserves. Given the structure of the private issuer mortgage-backed securities, the Company has credit risk in addition to interest-rate and prepayment risk discussed above. In this regard, management has instituted a monitoring system tracking the major factors affecting the performance of a private issuer mortgage-backed security including i) a review of delinquencies, foreclosures, repossessions and recovery rates relative to the underlying mortgage loans collateralizing each security, ii) the level of available subordination or other credit enhancement and iii) the rating assigned to each security by independent national rating agencies.

SECURITIES AVAILABLE FOR SALE

  The following table sets forth information concerning the Company's securities available for sale portfolio at the dates indicated, at fair value:

                                                        DECEMBER 31,
                                              ---------------------------------
                                                 1995        1994       1993
                                              ----------  ---------- ----------
                                                       (IN THOUSANDS)
Investment securities:
  U.S. Government and agency obligations..... $   11,085  $      --  $   46,317
  Corporate securities.......................     16,763         --         --
  FHLB stock.................................    132,009     109,136     81,352
                                              ----------  ---------- ----------
                                                 159,857     109,136    127,669
                                              ----------  ---------- ----------
Mortgage-backed Securities:
  Mortgage-backed certificates...............  1,372,947   1,533,312  1,411,195
  Other......................................     60,701      59,703    147,870
Derivative financial instruments:
  Interest rate exchange agreements..........     (6,528)      3,476    (27,242)
  Interest rate cap agreements...............      8,738      57,897      4,144
  Interest rate floor agreements.............     10,746       1,582      2,243
  Exchange traded options....................        --          593        --
                                              ----------  ---------- ----------
                                               1,446,604   1,656,563  1,538,210
                                              ----------  ---------- ----------
                                              $1,606,461  $1,765,699 $1,665,879
                                              ==========  ========== ==========

  The following schedule illustrates the maturities of the Company's securities available for sale portfolio at December 31, 1995.

                                     DUE AFTER ONE DUE AFTER FIVE
                          DUE WITHIN  BUT WITHIN     BUT WITHIN   DUE AFTER   NO STATED
                           ONE YEAR   FIVE YEARS     TEN YEARS    TEN YEARS   MATURITY     TOTAL
                          ---------- ------------- -------------- ----------  ---------  ----------
                                                      (IN THOUSANDS)
Investment Securities:
  U.S. Government and
   agency obligations...    $1,493      $ 5,548       $ 3,025     $    1,019  $    --    $   11,085
  Corporate securities..     1,262        4,480        10,977             44       --        16,763
  FHLB stock............       --           --            --             --    132,009      132,009
                            ------      -------       -------     ----------  --------   ----------
                             2,755       10,028        14,002          1,063   132,009      159,857
                            ------      -------       -------     ----------  --------   ----------
Mortgage-backed
 Securities:
  Mortgage-backed
   certificates.........       689        1,814           498      1,369,946       --     1,372,947
  Other.................       --           --            --          60,701       --        60,701
  Derivative financial
   instruments:
    Interest rate ex-
     change
     agreements.........       --           --            --          (6,528)      --        (6,528)
    Interest rate cap
     agreements.........       --           --            --           8,738       --         8,738
    Interest rate floor
     agreements.........       --           --            --          10,746       --        10,746
                            ------      -------       -------     ----------  --------   ----------
                               689        1,814           498      1,443,603       --     1,446,604
                            ------      -------       -------     ----------  --------   ----------
                            $3,444      $11,842       $14,500     $1,444,666  $132,009   $1,606,461
                            ======      =======       =======     ==========  ========   ==========
Weighted average yield..      5.91%        6.92%         9.95%          7.94%     6.50%        7.83%
                            ======      =======       =======     ==========  ========   ==========

SECURITIES HELD TO MATURITY

  The following table sets forth information concerning the Company's securities held to maturity portfolio at the dates indicated, at cost:

                                                          DECEMBER 31,
                                                --------------------------------
                                                   1995       1994       1993
                                                ---------- ---------- ----------
                                                         (IN THOUSANDS)
Investment Securities:
  U.S. Government and agency obligations....... $  113,554 $  115,500 $    2,426
  Corporate securities.........................      5,632     41,273     50,701
                                                ---------- ---------- ----------
                                                   119,186    156,773     53,127
                                                ---------- ---------- ----------
Mortgage-backed Securities:
  Mortgage-backed certificates.................    384,795    459,190    417,165
  Private pass-throughs........................  2,705,311  2,271,272  2,172,624
  Collateralized mortgage obligations..........    340,848    388,827        --
                                                ---------- ---------- ----------
                                                 3,430,954  3,119,289  2,589,789
                                                ---------- ---------- ----------
                                                $3,550,140 $3,276,062 $2,642,916
                                                ========== ========== ==========

  At December 31, 1995, the Company held certain mortgage-backed securities classified as held to maturity (which are included in the preceding securities held to maturity composition table) whose aggregate book value by issuer exceeded ten percent of stockholders' equity. Such investments are detailed as follows:

ISSUER                                              CARRYING VALUE MARKET VALUE
------                                              -------------- ------------
                                                      (DOLLARS IN THOUSANDS)
Resolution Trust Corporation.......................    $470,235      $464,871
Ryland Mortgage Securities Corporation.............     423,421       424,537
Saxon Mortgage Securities Corporation..............     194,756       195,424
Merrill Lynch Mortgage Investors, Inc..............     186,175       185,374
Donaldson, Lufkin & Jenrette Securities Corp.......     174,963       175,026
Capstead Securities Corporation....................     165,716       164,782
Nomura Asset Capital Corporation...................     156,750       153,908
Securitized Asset Sales, Inc.......................     154,008       154,849
Greenwich Capital Acceptance, Inc..................     135,595       139,503
Sears Mortgage Securities..........................     120,012       118,879
Residential Funding Corporation....................      90,721        90,421
ITT Federal........................................      83,917        84,596
Citicorp Mortgage Securities, Inc..................      71,272        67,873
Guardian Savings & Loan Association................      70,831        67,733
Salomon Brothers Mortgage Services.................      68,065        71,356
Bear Stearns Mortgage Acceptance...................      64,206        64,391
Paine Webber Mortgage Acceptance Corp..............      61,209        62,711
Glendale Federal Bank..............................      58,078        58,051

  The following schedule illustrates the maturities of the Company's securities held to maturity portfolio at December 31, 1995.

                                     DUE AFTER ONE DUE AFTER FIVE
                          DUE WITHIN  BUT WITHIN     BUT WITHIN   DUE AFTER
                           ONE YEAR   FIVE YEARS     TEN YEARS    TEN YEARS     TOTAL
                          ---------- ------------- -------------- ----------  ----------
                                                 (IN THOUSANDS)
Investment Securities:
  U.S. Government and
   agency obligations...   $ 4,480     $109,074        $  --      $      --   $  113,554
  Corporate securities..     5,632          --            --             --        5,632
                           -------     --------        ------     ----------  ----------
                            10,112      109,074           --             --      119,186
                           -------     --------        ------     ----------  ----------
Mortgage-backed
 Securities:
  Mortgage-backed
   certificates.........    25,363      178,222         6,090        175,120     384,795
  Private pass-
   throughs.............       --        55,668           261      2,649,382   2,705,311
  Collateralized
   mortgage
   obligations..........       --           --            --         340,848     340,848
                           -------     --------        ------     ----------  ----------
                            25,363      233,890         6,351      3,165,350   3,430,954
                           -------     --------        ------     ----------  ----------
                           $35,475     $342,964        $6,351     $3,165,350  $3,550,140
                           =======     ========        ======     ==========  ==========
Weighted average yield..      5.20%        6.25%         9.05%          7.52%       7.37%
                           =======     ========        ======     ==========  ==========

CLASSIFIED ASSETS, LOAN DELINQUENCIES AND DEFAULTS

  Federal regulations provide for the classification of loans, debt, equity securities, and other assets considered to be of lesser quality as "substandard", "doubtful" or "loss" assets. The regulations require institutions to classify their own assets and to establish prudent general allowances for losses for assets classified "substandard" or "doubtful." The OTS may require the establishment of a general allowance for losses based on assets classified as "substandard" and "doubtful" or based on the general quality of the asset portfolio of an institution. For the portion of assets classified as "loss," an institution is required to either establish specific allowances of 100% of the amount classified or charge such amount off its books. Assets which do not currently expose the institution to sufficient risk to warrant classification in one of the aforementioned categories but possess potential weaknesses are required to be designated "special mention" by management.

  When a borrower fails to make a required payment on the loan, the Company attempts to cause the delinquency to be cured by contacting the borrower. In the case of residential loans, telephone contacts are normally made after a payment is 19 days past due. In most cases, delinquencies are cured promptly. If the delinquency is not cured by the 30th day, written contacts or personal calls are made to the borrower. If the delinquency continues for a period of 90 days, the Company usually institutes appropriate action to foreclose the property. If foreclosed, the property is sold at public auction and may be purchased by the Company. Under Missouri law, subject to rights of redemption and certain homestead and other exemptions, property normally may be foreclosed after payments become more than 31 days past due, by publishing or posting appropriate notices of the foreclosure action during a subsequent period of 20 days. Delinquent consumer loans are generally handled in a similar manner, except that initial telephone contacts are made when the payment is five days past due. The Company's procedures for repossession and sale of consumer collateral are subject to various requirements under Missouri consumer protection laws.

PROVISIONS FOR LOSSES ON LOANS AND REAL ESTATE OWNED

  The Company establishes valuation allowances for anticipated losses on loans, foreclosed assets, and real estate acquired for development and sale, as described below. Although management believes it uses the best available information in establishing valuation allowances, future provisions for loss charged to expense may be necessary if circumstances differ substantially from the assumptions currently used.

  Loans--The allowance for loan losses is maintained at an amount considered adequate to provide for losses. The provision for loan losses charged to expense is based on periodic analysis of the loan portfolio by management. In this regard, management considers various risk factors including, but not limited to, general economic conditions, loan portfolio composition, prior loss experience, and independent appraisals. In addition to an allowance for losses on identified problem loans, an overall unallocated allowance is maintained to provide for unidentified credit losses. In estimating such losses, management considers various risk factors including geographic location, loan collateral, and prior loss experience.

  The allowance for loan losses increased significantly during 1994 when compared to prior years. After combining the Roosevelt, Farm & Home, and Home Federal loan portfolios which resulted in a combined portfolio approximately five times the size of Roosevelt's March 31, 1994 portfolio (approximately $650 million to $3.0 billion), management determined it was necessary to substantially increase the allowance for loan losses to achieve higher and more conservative coverage levels. Factors considered by management in determining the necessity and amount of the provision necessary to bring the overall allowance to the desired level were i) the need to conform Farm & Home's coverage ratio (ratio of allowance for loan losses to total gross loans) of .24% at December 31, 1993, to that of Roosevelt's which was .61% at the comparable date. This resulted in an additional required provision of approximately $7.3 million, ii) the previously discussed five fold increase in the size of the overall loan portfolio coupled with the fact that, at the time, Roosevelt management had no previous track record of managing a portfolio of that size, and iii) the Farm & Home and Home Federal mergers effectively doubled the overall size of the entity resulting in the Company moving up to a new peer group whose average allowance for loan losses as a percentage of total loans far exceeded the allowances of the unadjusted combined entity. Also, since just prior to the merger, both Farm & Home and Roosevelt had recently been through examinations by the OTS, the Company initiated conversations with the OTS to obtain their concurrence with the planned addition to the allowance for loan losses. Such concurrence was received and the resulting $11.4 million provision was recorded.

  Real Estate Owned--Real estate owned includes properties acquired through foreclosure and properties acquired for development and sale. Real estate acquired through foreclosure is transferred to real estate owned at the lower of cost or estimated fair value, which represents the new recorded basis of the property. Subsequently, properties are evaluated and any additional declines in value are provided for in an allowance for losses on real estate. Real estate acquired for development and sale is carried at the lower of cost or estimated fair value.

  While the valuation allowances for losses on loans, foreclosed assets, and real estate acquired for development and sale are considered adequate, the Company's allowances are subject to review by the FDIC and OTS. In the course of their periodic examinations the Company may be instructed to establish additional general or specific reserves in addition to the amounts previously established.

  The following table sets forth an analysis of the Company's allowance for loan losses.

                                                    DECEMBER 31,
                          -------------------------------------------------------------------
                                 1995                1994                    1993
                          ------------------- ------------------- ---------------------------
                                   CATEGORY'S          CATEGORY'S          CATEGORY'S
                                    PERCENT             PERCENT             PERCENT
                                    OF TOTAL            OF TOTAL            OF TOTAL
                          AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT
                          -------  ---------- -------  ---------- -------  ---------- -------
                                           (DOLLARS IN THOUSANDS)
Balance at beginning of
 period.................  $22,915             $ 9,056             $10,753             $ 9,063
Charge-offs:
  Residential...........    3,177                 358                 824                 468
  Commercial real
   estate...............      155                 696               1,535               1,611
  Consumer..............      114                  33                 169                  66
  Construction..........       87                 --                  --                  --
                          -------             -------             -------             -------
                            3,533               1,087               2,528               2,145
                          -------             -------             -------             -------
Recoveries:
  Residential...........        3                  16                 --                  --
  Commercial real
   estate...............       74                   5                 125                  21
  Consumer..............       30                  10                 --                  184
  Construction..........      --                  --                  --                  --
                          -------             -------             -------             -------
                              107                  31                 125                 205
                          -------             -------             -------             -------
    Net charge-offs.....    3,426               1,056               2,403               1,940
Additions charged to
 operations.............    1,200              12,432                 706               2,648
Additions acquired
 through acquisitions...    1,166               2,483                 --                  982
                          -------             -------             -------             -------
Balance at end of
 period.................  $21,855             $22,915             $ 9,056             $10,753
                          =======             =======             =======             =======
Ratio of net charge-offs
 during the period to
 average loans
 outstanding during the
 period.................      .10%                .04%                .09%                .13%
                          =======             =======             =======             =======
Allowance distribution:
  Residential...........  $17,309     92.4%   $17,570     92.5%   $ 4,245     89.8%   $ 4,208
  Commercial real
   estate...............    4,220      3.8      4,776      4.2      4,463      5.2      5,835
  Consumer..............      326      3.5        410      2.7        348      1.5        710
  Construction..........      --        .3        159       .6        --       3.5        --
                          -------    -----    -------    -----    -------    -----    -------
                          $21,855    100.0%   $22,915    100.0%   $ 9,056    100.0%   $10,753
                          =======    =====    =======    =====    =======    =====    =======

                                                    1992          1991
                                                 ---------- ------------------
                                                 CATEGORY'S         CATEGORY'S
                                                  PERCENT            PERCENT
                                                  OF TOTAL           OF TOTAL
                                                   LOANS    AMOUNT    LOANS
                                                 ---------- ------  ----------
Balance at beginning of period..................            $8,107
Charge-offs:
  Residential...................................               995
  Commercial real estate........................               743
  Consumer......................................               171
  Construction..................................               --
                                                            ------
                                                             1,909
                                                            ------
Recoveries:
  Residential...................................               --
  Commercial real estate........................               --
  Consumer......................................                29
  Construction..................................               --
                                                            ------
                                                                29
                                                            ------
    Net charge-offs.............................             1,880
Additions charged to operations.................             2,695
Additions acquired through acquisitions.........               141
                                                            ------
Balance at end of period........................            $9,063
                                                            ======
Ratio of net charge-offs during the period to
 average loans outstanding during the period....               .10%
                                                            ======
Allowance distribution:
  Residential...................................    88.4%   $3,143     88.5%
  Commercial real estate........................     5.5     5,477      4.7
  Consumer......................................     1.6       443      1.6
  Construction..................................     4.5       --       5.2
                                                   -----    ------    -----
                                                   100.0%   $9,063    100.0%
                                                   =====    ======    =====

DEPOSITS AND OTHER SOURCES OF FUNDS

  Deposit accounts have traditionally been a principal source of the Company's funds for use in lending and for other general business purposes. In addition to deposits, the Company derives funds from loan repayments, loan sales, cash flows generated from operations (including interest credited to deposit accounts), net deposit inflows, FHLB advances, and collateralized borrowings. Borrowings may be used on a short-term basis to compensate for seasonal reductions in deposits or for deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities. The availability of funds from loan sales is influenced by general interest rates.

  Deposits--The Company attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. The Company offers regular passbook accounts, checking accounts, various money market accounts, fixed interest rate certificates with varying maturities, negotiated rate certificates of deposit in minimum amounts of $100,000 ("Jumbo" accounts), and individual retirement accounts. The Company does not generally seek to attract Jumbo accounts or brokered deposits.

  The Company's variety of deposit accounts has allowed it to remain competitive and respond to changes in consumer demands. The Company has become more subject to short-term fluctuations in deposit flows, as many customers have become more interest rate conscious. The ability of the Company to attract and maintain deposits, which affects its cost of funds, will continue to be significantly affected by market conditions.

  The following table sets forth the deposit flows of Roosevelt during the periods indicated. Net withdrawals refers to the amount of deposits (exclusive of interest credited) during a period less the amount of withdrawals during the period. The net withdrawals during 1995, 1994, and 1993 reflect management's strategy of conservatively pricing most deposits to better control Roosevelt's cost of funds and a general trend in the industry of deposit outflows caused by depositors seeking improved yields in a relatively low interest rate environment. Deposit flows at savings institutions may also be influenced by external factors such as governmental credit policies.

                                                     DECEMBER 31,
                                           -----------------------------------
                                              1995        1994         1993
                                           ----------  ----------   ----------
                                                    (IN THOUSANDS)
Net withdrawals..........................  $ (346,551) $ (711,218)  $ (580,974)
Deposits assumed from acquisitions.......     182,566     468,877    1,431,501
Deposits sold............................         --      (68,134)    (277,182)
Deposit change from branch exchange......         --          --        63,944
Interest credited........................     172,774     132,330      147,989
Unearned discount on brokered
 certificates............................        (117)        --           --
Net adjustment related to purchase method
 of accounting...........................        (564)     (3,962)      (4,763)
                                           ----------  ----------   ----------
Net increase (decrease) in deposits......       8,108    (182,107)     780,515
Beginning balance........................   4,899,389   5,081,496    4,300,981
                                           ----------  ----------   ----------
Ending balance...........................  $4,907,497  $4,899,389   $5,081,496
                                           ==========  ==========   ==========
  Percent increase (decrease)............         0.2%       (3.6)%       18.1%
                                           ==========  ==========   ==========

  Borrowings--Roosevelt's other sources of funds include advances from the FHLB of Des Moines, securities sold under agreements to repurchase, and longer-term borrowings such as its mortgage-backed bonds and subordinated notes. These borrowings totaled $2.4 billion, $1.1 billion and $47.5 million and $1.7 billion, $1.2 billion and $47.4 million at December 31, 1995 and 1994, respectively.

  As a member of the FHLB of Des Moines, the Company is required to own capital stock in the FHLB of Des Moines and is authorized to apply for advances from the FHLB of Des Moines. All long-term FHLB advances must be for the purpose of financing residential housing. Members must meet community lending standards established by Federal Housing Finance Board ("FHFB") regulations to have continued access to long-term FHLB advances. The Company does not expect that these limitations will have a significant impact on its access to long-term advances. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Des Moines may prescribe additional acceptable uses to which these advances may be put, as well as limitations on the size of the advances and repayment provisions. See "Regulation--Federal Home Loan Bank System."

  The form of agreement to repurchase securities sold used by the Company is a sale of securities to primary dealers with a commitment to repurchase securities at a predetermined price at a future date, typically ranging between 30 days and 90 days from the date of the initial sale. The Company may substantially increase its borrowings under agreements to repurchase securities sold.

  See Notes 11, 12, 13 and 14 of Notes to "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994 and 1995" for further information regarding deposits and other borrowings.

ASSET/LIABILITY MANAGEMENT

  The long-term profitability of the Company depends not only on the success of the services it offers to its customers and the quality of its loans and investments, but also the extent to which its earnings and net market value are affected by changes in interest rates. Roosevelt's asset and liability management strategy attempts to reduce the variability in net interest income and net market value caused by interest rate changes.

  One means of reducing the effect of interest rate volatility on net interest income is to shorten asset maturities. In recent years, Roosevelt has attempted to do this by emphasizing the origination and purchase of adjustable-rate mortgage loans and the purchase of adjustable-rate mortgage-backed securities. In addition to the origination and purchase of adjustable-rate loans and investments discussed above, the Company will also utilize derivative financial instruments; such as interest exchange agreements, interest rate cap and floor agreements and, to a much lesser extent, interest rate futures contracts to help manage its interest rate risk.

  At December 31, 1995, interest-sensitive assets of $6.1 billion and interest-sensitive liabilities of $6.2 billion were scheduled to mature or reprice within one year. A conventional measure of interest rate sensitivity for thrift institutions is to divide the difference between assets maturing or repricing within one year and total liabilities maturing or repricing within one year by total assets--"one year gap". Such gap at December 31, 1995 was a negative 0.50%. At December 31, 1995, Roosevelt had entered into interest rate exchange agreements and interest rate cap and floor agreements with notional values of $1.2 billion and $4.1 billion, respectively. Without these instruments Roosevelt's one year gap at December 31, 1995 would have been a negative 1.51%. See "Business--Roosevelt's Philosophy and Operating Strategy", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Roosevelt Financial Group, Inc.--Asset/Liability Management" and
Note 15 to "Financial Statements of Roosevelt Financial Group, Inc.-- Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994 and 1995" for further information regarding the Company's interest rate risk management practices.

SUBSIDIARIES

  Roosevelt is permitted, through the Bank, to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries, and joint ventures in which such subsidiaries are participants, in an aggregate amount not exceeding 2% of the Bank's assets. The Bank may invest an additional 1% of its assets in service corporation activities that serve primarily specified community or inner-city developments. Federal regulations also permit institutions to make specified types of loans to such service corporation subsidiaries (other than special-purpose finance subsidiaries), in which the institution owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the institution's regulatory capital. In addition, federal savings associations are permitted to invest unlimited amounts in subsidiaries that are engaged solely in activities that the association may conduct. At December 31, 1995, the Bank's investment in service corporations was approximately $2.3 million.

  Roosevelt Financial Services, Inc. (prior to 1994 known as Roosevelt Insurance Agency, Inc.) is a diversified general insurance agency. It provides life, health, property, casualty, commercial insurance coverages, and tax deferred annuities and other investment products to Roosevelt's customers and the general public. Stocks and bonds are offered to the Bank's customers on a discount basis through a clearing broker/dealer. Mutual funds are offered to the Bank's customers and the general public by registered representatives through an arrangement between Roosevelt Financial Services, Inc. and a registered broker/dealer.

  H.F.S. Corporation is a service corporation which was acquired through the merger with Home Bancorp. H.F.S. Corporation has the authority to invest and participate in various activities such as the acquisition and development of property into residential building lots.

  F&H Realty, a subsidiary of Roosevelt Financial Group, Inc., is a Missouri-chartered real estate investment company. It owns real estate held for investment or for the purpose of developing and selling lots, primarily for single-family dwellings. It was formed in December 1992 and was later transferred to the Company under the name Farm & Home as a dividend-in-kind from the Bank, previously known as Farm & Home Savings Association.

REGULATION

  The Bank is a Federally chartered savings bank, the deposits of which are Federally insured up to applicable limits by the FDIC and are backed by the full faith and credit of the United States Government. Accordingly, the

Bank is subject to broad Federal regulation and oversight extending to all its operations. The Bank is a member of the FHLB of Des Moines and is subject to certain limited regulation by the Federal Reserve Board. As the savings and loan holding company of the Bank, Roosevelt is also subject to Federal regulation and oversight. The purpose of this regulation of Roosevelt and other holding companies is to protect subsidiary savings associations. Certain of these regulatory requirements and restrictions are discussed below and elsewhere in this document.

FEDERAL REGULATION OF SAVINGS ASSOCIATIONS

  The OTS, as the primary Federal regulatory agency, and the FDIC, as insurer and back-up regulator, have extensive supervisory authority over the operations of savings associations. The Bank is required to file periodic reports with the OTS and may be examined periodically by the OTS and FDIC. The Bank was most recently examined by the OTS and the FDIC in April, 1995. All Federally insured savings associations are subject to an on-site, full-scope examination by either the FDIC or the OTS at least once every 12 months. All savings associations are subject to an annual assessment to fund the operations of the OTS. The general assessment, to be paid on a semi-annual basis, is computed based upon the savings association's total assets, as reported in the association's latest quarterly thrift financial report. The Bank's OTS assessment for 1995 was $1.2 million.

  The OTS' pervasive regulatory authority is backed by extensive enforcement authority over all savings associations and their holding companies, including the Bank and Roosevelt. This enforcement authority includes among other things, the ability to impose operational restrictions, to commence cease-and-desist proceedings, to assess civil money penalties and to initiate proceedings to remove individuals from their positions and prohibit them from service with any savings association. Such actions may generally be initiated to prevent, terminate or remedy violations of laws, regulations or unsafe or unsound practices. Additional grounds include failure to file accurate and timely reports with the OTS.

  In addition, the investment, lending and branching authority of the Bank is prescribed by Federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by Federal associations in loans secured by non-residential real property may not exceed 400% of regulatory capital, except with approval of the OTS. The Bank is in compliance with each of these noted restrictions.

  The Bank's general permissible lending limit for loans-to-one borrower is equal to 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At December 31, 1995, the Bank's lending limit under this restriction was $80.4 million. The Bank is in compliance with the loans-to-one borrower limitation.

  The OTS, as well as the other Federal banking agencies, have adopted guidelines establishing safety and soundness standards. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and the other Federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to the final form of the proposed guidelines.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

  The Bank is a member of the SAIF, which is administered by the FDIC. Savings deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It may also prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

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

  The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based on their level of capital and supervisory evaluation. The assessment schedule for Bank Insurance Fund (BIF) and SAIF insured institutions ranged from .23% to .31% of deposits during the first half of 1995. Under this system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets (Tier 1 risk-based capital) of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

  The FDIC is authorized to increase such assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. In addition the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

  The deposits of Roosevelt Bank are presently insured by the SAIF, which together with the BIF are the two insurance funds administered by the FDIC. As a result of the BIF reaching its statutory reserve ratio, the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to
 .31% of deposits. The revisions became effective in the third quarter of 1995. The BIF premium schedule was further revised, effective January 1996, to provide a range of 0% to .27% with an annual minimum assessment of $2,000, essentially eliminating deposit insurance premiums for many BIF-insured institutions. As a result of these adjustments, BIF insured institutions now generally pay lower premiums than SAIF insured institutions. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio.

  In order to help eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provides for the merger of the BIF and the SAIF on January 1, 1999 if no savings associations then exist. The FDIC has announced that the special assessment rate is anticipated to be .657% and will be payable by November 27, 1996. Based on Roosevelt Bank's level of SAIF deposits at March 31, 1995 (including the effect of the acquisitions of Kirksville Federal Savings Bank ("Kirksville Bank"), Washington Savings Bank, FSB, ("Washington Savings"), Sentinel Federal and Mutual Savings Bank, f.s.b. ("Mutual Bank"), and assuming a special assessment of .657%, Roosevelt Bank's assessment would be approximately $27.4 million on a pre-tax basis. If such special assessment had been recorded as of June 30, 1996, on a pro forma basis (including the effect of Sentinel Federal and Mutual Bank), the tangible, core and risk-based capital ratios would have been 5.33%, 5.35% and 13.76%, respectively. Accordingly, this special assessment will significantly increase noninterest expense and adversely affect Roosevelt Bank's results of operations for the quarter ended September 30, 1996. Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on savings associations was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980s. Although the FDIC has proposed that the SAIF assessment schedule be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions will continue to be subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997 that assessment will be limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no savings association continues to exist, thereby imposing a greater burden on SAIF member institutions such as Roosevelt Bank.

Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates to be established by the FDIC to implement this requirement for all FDIC-insured institutions is uncertain at this time.

  The United States Congress has also considered legislation that would require all Federal thrift institutions, such as Roosevelt Bank, to either convert to a national bank or a state chartered financial institution. If such legislation were enacted, Roosevelt would no longer be regulated as a thrift holding company, but rather as a bank holding company. The OTS would be abolished and its functions transferred among the other federal banking regulators. No assurance can be given as to whether or in what form the legislation will be enacted or its effect on Roosevelt and Roosevelt Bank.

REGULATORY CAPITAL REQUIREMENTS

  Federally insured savings associations, such as the Bank, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. Under Federal law all three requirements must be generally as stringent as the comparable capital requirements for national banks.

  Tangible Capital--The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income and certain noncumulative perpetual preferred stock. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital.

  The OTS regulations establish special tangible capital requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as an agent for its customers, are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership, including the assets of includable subsidiaries in which the association has a minority interest that are not consolidated for generally accepted accounting principles. For excludable subsidiaries, the debt and equity investments in such subsidiaries must be deducted from assets and capital. The Bank, at December 31, 1995, had a $2.3 million net investment in subsidiaries which the Bank deducted from capital for the purpose of computing its capital compliance.

  At December 31, 1995, the Bank had tangible capital of approximately $474.7 million, or 5.26% of adjusted total assets, which is approximately $339.2 million above the minimum requirement of 1.50% adjusted total assets in effect on that date.

  Core Capital--The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets. At December 31, 1995, the Bank had $2.4 million of core deposit intangibles included in core capital under these tests and had core capital equal to approximately $477.1 million, or 5.28% of adjusted total assets, which is $206.1 million above the minimum leverage ratio requirement of 3% in effect on that date. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital level of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

  Risk-Based Capital--The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain additional risk-based capital to account for concentration of credit risk and the risk of non-traditional activities. At December 31, 1995, the Bank did not

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

have any capital instruments that qualified as supplementary capital and had $18.6 million of general loss allowances, which was less than 1.25% of risk-weighted assets.

  Certain exclusions from capital and assets are required to be made for the purpose of calculating risk-based capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio. In addition, reciprocal holdings of qualifying capital instruments are excluded. The Bank had no such exclusions from capital and assets at December 31, 1995.

  In determining the amount of risk-weighted assets, all assets, including the credit equivalent amount of certain off-balance sheet items, will be multiplied by a risk weight ranging from 0% to 100% based on the risks inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for performing and prudently underwritten permanent one- to four-family first mortgage loans not more than 90 days past due and with a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

  On December 31, 1995, the Bank had total risk-weighted capital of approximately $495.7 million (including $18.6 million of general loss allowances). The Bank had risk-weighted assets of $3.3 billion (including $232.2 million in credit equivalent amounts of converted off-balance sheet items) for total risk-weighted capital of 14.60% of risk-weighted assets. This amount was approximately $224.1 million above the 8% requirement in effect on that date.

  Every savings association with more than normal interest rate risk is required to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The regulation provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The OTS recently announced that it will delay the effective date of the regulation until it evaluates the process by which an association may appeal an interest-rate risk capital deduction determination. If the regulation had been in effect at December 31, 1995, the Bank would have had no such deduction from total capital on such date.

  The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than a 4% core and Tier 1 risk-based capital ratios and less than an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase it assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions, discussed below, that are applicable to significantly undercapitalized associations.

  As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements. In any bankruptcy proceedings by Roosevelt, any claim against Roosevelt under such a guarantee would have priority over the claims of unsecured creditors.

  Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be subjected by the OTS to one or more of a number of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized.

  The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the OTS determines that an association is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice.

  The imposition by the OTS of any of these measures on the Bank may have substantial adverse effect on the Bank's operations and profitability and the value of Roosevelt's common and preferred stock. Roosevelt stockholders do not have preemptive rights, and therefore, if Roosevelt is directed by the OTS or the FDIC to issue additional shares of common or preferred stock, such issuance may result in the dilution in the percentage of ownership of the stockholders of Roosevelt.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

  OTS regulations impose various restrictions on associations, including the Bank, with respect to their ability to make capital distributions, which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account. As of December 31, 1995, the Bank would have been permitted to pay dividends of $166.6 million consistent with these restrictions, subject to giving the notice referred to below and receiving no objection from the OTS.

  Generally, associations such as the Bank that before and after the proposed distribution meet or exceed their capital requirements, may make capital distributions during any calendar year up to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core, or risk-based capital exceeds its requirement for such capital component, as measured at the beginning of the calendar year, or 75% of net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted.

  Associations proposing to make any capital distribution must submit written notice to the OTS 30 days prior to such distribution. Associations that do not meet minimum capital requirements that propose to make any capital distribution must obtain OTS approval prior to making such distributions. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns.

  Finally, OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock, if as a result, the net worth of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual stock conversion.

  The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated, however, it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the proposed regulations may be adopted.

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

LIQUIDITY

  Each savings association, including the Bank, is required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquid asset ratio requirement may vary from time to time (between 4% an 10%) depending on the economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.

  In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers' acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of an association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At December 31, 1995, the Bank was in compliance with both requirements.

QUALIFIED THRIFT LENDER TEST

  All savings associations, including the Bank, are required to meet a qualified thrift lender (QTL) test to avoid certain restrictions on their operations. The QTL test requires a savings association to have at least 65% of its portfolio assets (which consist of total assets less intangibles, properties used to conduct the savings association's business and liquid assets not exceeding 20% of total assets) in qualified thrift investments and to meet that test on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. As of December 31, 1995, the Bank had a QTL ratio of 97.8%, which was in compliance with the 65% QTL test, and has always been in compliance with the QTL requirement.

  Any savings association that fails to meet the test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If the association does not requalify and converts to a national bank charter, it must remain SAIF insured until the FDIC permits it to transfer to the BIF, which generally cannot occur until the SAIF reaches its designated reserve ratio. If an association that fails the test has not yet requalified and has not converted to a national bank, its new investments and activities are limited to those permissible for a national bank and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

TRANSACTION WITH AFFILIATES

  Transactions between a savings association, such as the Bank or any of its subsidiaries, and its affiliates are subject to numerous restrictions. Generally, such transactions must be on terms at least as favorable to the Bank as those prevailing at the time for comparable transactions with nonaffiliated companies. Most transactions are also subject to quantitative ceilings, and many must be secured by eligible collateral. In addition, savings associations are prohibited from investing in the securities of an affiliate (other than a subsidiary) or extending credit to an affiliate engaged in activities not permissible for a bank holding company. For these purposes, an affiliate is defined as a company that controls, or is under common control with, the Bank but does not include a subsidiary of the Bank unless specially determined by OTS or the Federal Reserve Board. None of the Bank's subsidiaries have been so designated.

  Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

HOLDING COMPANY REGULATION

  Roosevelt is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Roosevelt is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Roosevelt and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to any subsidiary savings association, such as the Bank.

  As a unitary savings and loan holding company, Roosevelt generally is not subject to activity restrictions. If Roosevelt acquired control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Roosevelt and any of its subsidiaries (other than the Bank or any other SAIF insured savings association) would become subject to such restrictions unless such other associations each qualifies as a QTL and was acquired in a supervisory acquisition.

  If the Bank fails the QTL test, Roosevelt must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure Roosevelt must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company.

  Roosevelt must obtain approval from the OTS before acquiring control of any other SAIF insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions may be permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

FEDERAL SECURITIES LAW

  The stock of Roosevelt is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (the Exchange Act). Roosevelt is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

  Roosevelt stock held by persons who are affiliates within the meaning of the Exchange Act (generally officers, directors, and principal stockholders) of Roosevelt may not be resold without registration or unless sold in accordance with certain resale restrictions. If Roosevelt meets specified current public information requirements, each affiliate of Roosevelt generally is able to sell in the public market, without registration, a limited number of shares in any three-month period.

FEDERAL RESERVE SYSTEM

  The Federal Reserve Board requires all depository institutions to maintain non- interest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At December 31, 1995 Roosevelt was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS.

  Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

FEDERAL HOME LOAN BANK SYSTEM

  The Bank is a member of the FHLB of Des Moines which is one of 12 regional FHLBs that regulate the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

  As a member, the Bank is required to purchase and maintain stock in the FHLB of Des Moines. At December 31, 1995 the Bank had approximately $132.0 million in FHLB of Des Moines stock, which was in compliance with this requirement.

  The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. For 1995 dividends paid by the FHLB of Des Moines to the Bank totaled $8.6 million, $6.0 million paid as a cash dividend and $2.6 million paid in the form of a stock dividend.

TAXATION

  For Federal income tax purposes, Roosevelt reports its income and expenses using the accrual method of tax accounting and uses the calendar year as its tax year. Except for the bad debt reserve deduction Roosevelt is subject to Federal income tax, under existing provisions of the Internal Revenue Service Code, in generally the same manner as other corporations.

  Missouri-based thrift institutions, such as the Bank, are subject to a special financial institutions tax, based on net income without regard to net operating loss carryforwards, at the rate of 7% of net income. This tax is in lieu of all other state taxes on thrift institutions, on their property, capital or income.

  As a Delaware business corporation, Roosevelt is required to file annual returns with and pay annual fees to the State of Delaware. Roosevelt is also subject to an annual franchise tax imposed by the State of Delaware based on the number of authorized shares of its common stock. If and to the extent Roosevelt carries on activities in other states, it may in certain circumstances be subject to such states' tax laws.

COMMUNITY REINVESTMENT ACT

  The Community Reinvestment Act ("CRA") requires financial institutions regulated by the Federal financial supervisory agencies to ascertain and help meet the credit needs of their delineated communities, including low-income and moderate-income neighborhoods within those communities, while maintaining safe and sound banking practices. The agencies evaluate an institution's CRA performance based on a four-tiered descriptive rating system and are required to make public an institution's rating and written evaluation. The four possible ratings of meeting community credit needs are outstanding, satisfactory, needs to improve, and substantial noncompliance.

  Many factors play a role in assessing a financial institution's CRA performance. The institution's regulator must consider its financial capacity and size, legal impediments, local economic conditions and demographics, including the competitive environment in which it operates. The evaluation does not rely on absolute standards and the institutions are not required to perform specific activities or to provide specific amounts or types of credit.

  During 1995, the Bank received a satisfactory rating from the OTS. This rating reflects Roosevelt's commitment to meeting the credit needs of the communities it serves. The Bank maintains a CRA statement for public viewing, as well as an annual CRA highlights document. These documents describe the Bank's credit programs and services, community outreach activities, public comments and other efforts to meet community credit needs.

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

COMPETITION

  The Company faces strong competition both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, and mortgage bankers making loans secured by real estate located in the Company's market area. Commercial banks and finance companies, including finance company affiliates of automobile manufacturers, provide vigorous competition in consumer lending. The Company competes for real estate and other loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates, and the quality of services it provides to borrowers.

  The Company faces substantial competition in attracting deposits from other savings institutions, commercial banks, money market and mutual funds, credit unions, and other investment vehicles. The ability of the Company to attract and retain deposits depends on its ability to provide investment opportunities that satisfy the requirements of investors as to rate of return, liquidity, risk, and other factors. The Company attracts a significant amount of deposits through its branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions and commercial banks located in the same communities. The Company competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with interbranch deposit and withdrawal privileges at each.

EMPLOYEES

  At December 31, 1995, the Company had a total of 1245 employees, including 171 part-time employees. None of the Company's employees are represented by a collective bargaining group. Management considers its employee relations to be good.

                 PROPERTIES OF ROOSEVELT FINANCIAL GROUP, INC.

  The Company's home office, which is a leased facility, is located in Chesterfield, Missouri. The Company's mortgage loan servicing office is located in Nevada, Missouri and is owned by the Company. In addition to these, the company has an additional 77 branch offices, of which 73 are located in the State of Missouri, three are located in the State of Illinois, and one is located in the State of Kansas. 37 of these offices are located in the St. Louis metropolitan area of which 28 branches are owned by the Company and 9 are leased. The leases expire from 1996 through 2010. Nine of these offices are located in the Kansas City metropolitan area of which four branches are owned by the Company and five are leased. The leases expire from 1997 to 2014. The remaining 31 offices are located in Staunton, Illinois and Pittsburgh, Kansas and the Missouri cities of Hannibal(2), Springfield(3), Columbia, Union, Warrenton, St. James, Washington, Sikeston, Dexter, Malden, Poplar Bluff, Hayti, Portageville, Cape Girardeau, Mexico, Jefferson City, Trenton, Marshall, Sedalia, Clinton, Maryville, St. Joseph, Lamar, Joplin(2) and Kirksville. 24 of these offices are owned by the Company and seven offices are leased. The leases expire from 1996 through 2009. The Company's net investment in its home and branch offices, premises, equipment, and leaseholds was $52.5 million at December 31, 1995.

LEGAL PROCEEDINGS INVOLVING ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK

  Roosevelt has certain litigation and claims in process resulting from activities arising from normal operations. In the opinion of management, none of these matters is likely to have a material adverse effect on its financial position.

  Among the matters referred to above and as a result of the acquisition of Farm & Home which was completed in June 1994, the Company has become successor to certain legal proceedings which involved Farm & Home. The following is a discussion of such proceedings. Prior to 1985, the Southbend Subdivision was developed by Farm & Home Savings and a co-developer on property owned by Farm & Home Savings adjacent to a toxic waste disposal site near Houston, Texas (the Brio Site). As a result of action by the U.S. Environmental Protection Agency (the EPA), a task force made up of eleven major corporations that contributed waste to the site (the Brio Site Task Force) agreed in 1989 to remediate the Brio Site, including any off-site contamination related to the Brio Site. It is anticipated that once a final remediation plan is approved, the Brio Site Task Force will be responsible for carrying out the planned remediation. Neither Farm & Home, Farm & Home Savings nor the Company has ever been a member of the Brio Site Task Force, nor has the EPA, to date, designated any of them a "potentially responsible party" with respect to the Brio Site or any remediation thereof.

  Farm & Home Savings has been named in a number of lawsuits by various parties claiming personal injury and property damage from exposure to the Brio Site wastes as a result of Farm & Home's development of Southbend Subdivision. These claims have involved homeowners and their children who lived in the Southbend Subdivision as well as others who have visited the subdivision or attended Weber Elementary School, which was located within the Southbend Subdivision, and others who either played on ball fields that were in close proximity to the subdivision or in some cases lived in neighboring subdivisions (the Claims). Pursuant to a Release and Settlement Agreement entered into in May 1987 (the 1987 Settlement Agreement), United States Fire Insurance Company, North River Insurance Company and Commonwealth Lloyds Insurance Company of Texas (the Insurance Companies) have been defending and indemnifying Farm & Home Savings (and the Company as successor to Farm & Home Savings) against the Claims. The 1987 Settlement Agreement provided that in consideration of Farm & Home Savings' payment to the Insurance Companies of $12.5 million the Insurance Companies would defend and pay on behalf of Farm & Home Savings all damages and settlements (without limitation as to time frame or dollar amount) arising out of past, present and future claims and demands in connection with the Southbend Subdivision's proximity to the Brio Site, and also arising out of, resulting from, or relating to the alleged hazardous wastes at the Brio Site. In the course of defending Farm & Home Savings against the Claims, a further dispute arose between Farm & Home Savings and the Insurance Companies arising out of the Insurance Companies' demand that Farm & Home Savings contribute toward the Insurance Companies' program of purchasing all of the residential lots and homes in the Southbend Subdivision. This dispute was resolved following litigation on March 30, 1993 pursuant to a second settlement agreement (the 1993 Settlement Agreement, and, together with the 1987 Settlement Agreement, the Settlement Agreements). Under the terms of the 1993 Settlement Agreement the parties affirmed that the 1987 Settlement Agreement remains in full force and effect and the Insurance Companies agreed to assume the exclusive obligation and responsibility for acquiring the lots and homes in the Southbend Subdivision. In addition, Farm & Home Savings agreed to pay the Insurance Companies a total of $9.7 million over four years. Farm & Home's costs associated with the 1993 Settlement Agreement have been reflected in its consolidated financial statements for the year ended December 31, 1992.

  Thereafter, the Insurance Companies issued a reservation of rights with respect to certain Claims filed in 1993. As a result of this reservation, Farm & Home Savings initiated a declaratory judgement action regarding the Insurance Companies' obligations under the 1987 Settlement Agreement. This declaratory judgement action has been terminated pursuant to a further settlement agreement between the Company and the Insurance Companies by which the Insurance Companies have agreed to continue to defend and indemnify the Company against all pending Claims, subject to the Insurance Companies' right to reassert their reservation of rights in the future.

  Currently, there are approximately nine hundred Claims pending against Farm & Home Savings involving the Southbend Subdivision and/or the Brio Site, and it is possible that in the future additional claims may be filed by others. While the outcome of the Claims and any future claims cannot be predicted with certainty, based upon consultation with outside counsel, it is the belief of the Company that, pursuant to the Settlement Agreements, the Insurance Companies are responsible for the payment of all Claims and that the risk of significant loss to the Company related thereto would be remote.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                 OPERATIONS OF ROOSEVELT FINANCIAL GROUP, INC.

          COMPARISON OF YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

GENERAL

  The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of Roosevelt, and with reference to the discussion of the operations and other financial information presented elsewhere in this Proxy Statement/Prospectus.

  The Company's consolidated financial statements have been significantly impacted by its acquisition activity, particularly in 1994 and 1993. In 1995, the Company completed two additional acquisitions which did not have a significant impact on the 1995 consolidated financial statements. See Note 2 of "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements and Independent Auditors' Report for the Years Ended December 31, 1993, 1994 and 1995" and "Business of Roosevelt Financial Group, Inc. --Acquisitions" for further discussion.

RESULTS OF OPERATIONS

  Roosevelt's operating results depend primarily upon its net interest income, which is the difference between the interest income earned on its interest earning assets (loans, mortgage-backed securities and investment securities) and the interest expense paid on its interest bearing liabilities (deposits and borrowings). Operating results are also significantly affected by provisions for losses on loans, noninterest income and noninterest expense. Each of these factors is significantly affected not only by Roosevelt's policies, but, to varying degrees, by general economic and competitive conditions and by policies of Federal regulatory authorities.

  Roosevelt reported net income of $27.1 million for 1995 compared with $41.7 million for 1994 and $44.9 million for 1993. Net income on a fully diluted per share basis was $0.56 for 1995 compared with $.96 for 1994 and $1.11 for 1993. Net income for 1995 was negatively impacted by losses resulting from the mark to market of the Company's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio totaling $71.0 million ($45.1 million, net of income taxes) and by a charge to earnings of $27.1 million ($17.8 million, net of income taxes) for unrealized losses on the impairment of mortgage-backed securities. For further discussion of financial futures, see "Results of Operations--Net Gain
(Loss) from Financial Instruments" and Note 15 to "Financial Statements of Roosevelt Financial Group, Inc. --Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994 and 1995."

  Net income for 1994 was positively impacted by gains resulting from the mark to market of the Company's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio totaling $39.5 million ($25.1 million, net of income taxes) and negatively impacted by merger expenses related to the acquisition of Farm & Home. The components of the merger related expenses (in millions) are as follows:

     Provision for losses on loans....................................... $11.4
     Net loss from financial instruments.................................  38.4
     Provision for real estate losses....................................   3.7
     Compensation and employee benefits..................................   6.3
     Occupancy...........................................................   5.9
     Transaction related fees............................................   7.0
     Other...............................................................   1.8
                                                                          -----
       Income before income tax expense and extraordinary item...........  74.5
     Income tax expense..................................................  25.0
                                                                          -----
       Income before extraordinary item..................................  49.5
     Extraordinary item (net of tax effect)..............................   7.8
                                                                          -----
       Total............................................................. $57.3
                                                                          =====

  In connection with the acquisition of Farm & Home and a review of the combined loan portfolio, including the increased concentration of loans in various geographic areas, and after discussion with the OTS regarding the level of the allowance for loan losses as compared to a new peer group as a result of the dramatic increase in size, management recorded an $11.4 million addition to the allowance. Net loss from financial instruments totaled $38.4 million and included $25.6 million in loss from the sale of Farm & Home fixed-rate mortgage- backed securities that did not meet Roosevelt's asset/liability management objectives. In addition, $8.9 million of the loss on financial instruments resulted from the cancellation of interest rate exchange agreements of Farm & Home. As a result of Roosevelt's desire to accelerate the disposition of Farm & Home's real estate owned portfolio, Roosevelt increased its estimate of reserves required to record its real estate owned portfolio at its estimated fair value which resulted in the additional $3.7 million provision. Compensation and employee benefits expense totaling $6.3 million related to the severance benefits for the Farm & Home executives and the Missouri and Texas employees whose employment did not continue with the combined entity after June 30, 1994. Occupancy expense totaled $5.9 million and was comprised of losses on the termination of 11 facility leases, including the write-off of leasehold improvements associated with the leases, and anticipated losses on the sale of two closed branch facilities. Transaction related fees totaled $7.0 million and included advisory, legal, and accounting fees. Other expenses totaled $1.8 million and related to other miscellaneous costs such as printing, travel and lodging. The extraordinary item related to early extinguishment of debt and totaled $7.8 million, net of applicable income taxes. Roosevelt recorded a $4.6 million loss due to the retirement of $60.9 million of 10.125% mortgage-backed bonds. A loss of $2.6 million was recorded as a result of the redemption of Farm & Home's 13.0% debentures. Additionally, a loss of $637,000 was recorded as a result of the prepayment of $101.0 million of FHLB of Des Moines advances.

  Net income for 1993 was impacted by $27.1 million of additional amortization of purchased mortgage servicing rights as a result of significant loan prepayments during the period.

NET INTEREST INCOME

  Net interest income of $181.4 million for 1995 was down 2.3% from $185.7 million for 1994. The decrease in net interest income was primarily the result of the average interest rates paid on interest bearing liabilities increasing more than the average interest rates earned on interest earning assets. The average rate earned on interest earning assets increased 77 basis points from 6.58% for 1994 to 7.35% for 1995. The average rate paid on interest bearing liabilities increased 107 basis points from 4.41% for 1994 to 5.48% for 1995. The effective net interest rate spread decreased 23 basis points from 2.29% for 1994 to 2.06% for 1995, primarily as a result of severe retail deposit pricing pressure (unrelated to the outright level of interest rates) in the Company's market areas during 1995. The decrease in net interest income due to the decreasing average spread was partially offset by a growth in interest earning assets and interest bearing liabilities. The average balance of interest earning assets and interest bearing liabilities increased 8.8% and 8.1%, respectively, during 1995 as compared to 1994.

  Net interest income of $185.7 million for 1994 was up 12.2% from $165.5 million for 1993. Most of the growth in net interest income was the result of internal growth in 1994 and the acquisition of Home Federal Bancorp of Missouri, Inc. (Home Federal). The average balance of interest-earning assets and interest-bearing liabilities increased 17.7% and 17.6%, respectively, during 1994 as compared to 1993. The effective net interest rate spread decreased 11 basis points from 2.40% for 1993 to 2.29% for 1994, primarily as a result of the narrower effective spread earned on the Company's asset growth in 1994 compared to 1993.

  The following table presents Roosevelt's average consolidated balance sheets and reflects the average yield on assets and the average cost of liabilities for the periods indicated. Average rates earned and paid are derived by dividing income or expense by the average balance of assets and liabilities, respectively.

                                                    YEAR ENDING DECEMBER 31,
                          ----------------------------------------------------------------------------
                                     1995                      1994                     1993
                          -------------------------- ------------------------ ------------------------
                          INTEREST INTEREST INTEREST
                          AVERAGE  INCOME/  AVERAGE  AVERAGE  INCOME/ AVERAGE AVERAGE  INCOME/ AVERAGE
                          BALANCE  EXPENSE   RATE %  BALANCE  EXPENSE RATE %  BALANCE  EXPENSE RATE %
                          -------- -------- -------- -------- ------- ------- -------- ------- -------
                                                     (DOLLARS IN MILLIONS)
Assets
 Cash equivalents.......  $   18.2  $  1.0    5.49%  $   62.8 $  2.4    3.82% $  143.4 $  4.6    3.21%
 Securities held for
  trading...............       --      --      --       120.6    6.5    5.39     389.6   19.5    5.01
 Securities available
  for sale(1)...........   1,815.2   135.4    7.46    2,035.1  137.9    6.78     716.4   47.1    6.57
Securities held to
 maturity...............   3,683.1   259.3    7.04    2,939.5  179.1    6.09   2,964.1  205.7    6.94
Securities purchased
 under agreement to
 resell.................       --      --      --        21.7    0.9    4.15      57.5    2.1    3.65
Loans(2)(3).............   3,301.8   252.1    7.64    2,922.9  206.5    7.06   2,611.6  207.9    7.96
                          --------  ------           -------- ------          -------- ------
 Total interest-earning
  assets................   8,818.3  $647.8    7.35%   8,102.6 $533.3    6.58%  6,882.6 $486.9    7.08%
                                    ------   -----            ------   -----
Other assets............     327.2                      322.2                    464.5
                          --------                   --------                 --------
                          $9,145.5                   $8,424.8                 $7,347.1
                          ========                   ========                 ========
Liabilities
 Deposits:
 NOW and money market
  accounts(4)...........  $  835.8  $ 24.5    2.93%  $1,049.2 $ 25.3    2.41% $  925.5 $ 23.7    2.56%
 Passbook savings
  deposits..............     350.5     8.1    2.31      411.2    9.8    2.38     326.4    8.6    2.63
 Time deposits(4).......   3,615.7   210.3    5.82    3,552.6  173.6    4.89   3,277.6  192.2    5.86
                          --------  ------           -------- ------          -------- ------
                           4,802.0   242.9    5.06    5,013.0  208.7    4.16   4,529.5  224.5    4.96
Borrowings:
 Securities sold under
  agreements to
  repurchase............   1,426.1    84.5    5.93    1,193.7   53.3    4.47   1,277.5   47.8    3.74
 Advances from FHLB.....   2,236.9   134.1    5.99    1,579.1   75.8    4.80     706.9   29.4    4.16
 Other borrowings.......      47.4     4.9   10.34       90.5    9.8   10.83     185.0   19.7   10.65
                          --------  ------           -------- ------          -------- ------
 Total interest-bearing
  liabilities...........   8,512.4   466.4    5.48    7,876.3  347.6    4.41   6,698.9  321.4    4.80
                                    ------   -----            ------   -----           ------   -----
 Other liabilities......     178.9                      143.8                    299.3
                          --------                   --------                 --------
                           8,691.3                    8,020.1                  6,998.2
Stockholders' equity....     454.2                      404.7                    348.9
                          --------                   --------                 --------
 Total liabilities and
  stockholders' equity..  $9,145.5                   $8,424.8                 $7,347.1
                          ========                   ========                 ========
Net interest income.....            $181.4                    $185.7                   $165.5
                                    ======                    ======                   ======
Interest rate
 spread(5)..............                      1.87%                     2.17%                    2.28%
                                             =====                     =====                    =====
Effective net
 spread(6)..............                      2.06%                     2.29%                    2.40%
                                             =====                     =====                    =====

--------
(1) The securities available for sale are included in the following table at historical cost with the corresponding average rate calculated based upon historical balances.
(2) Average balances include non accrual loans. Interest on such loans is included in interest income upon receipt.
(3) Interest includes amortization of deferred loan fees.
(4) Includes the effect of interest rate exchange agreements.
(5) Equals average rate earned on all assets minus average rate paid on all liabilities.
(6) Net interest income divided by average balance of all interest earning assets.

  At December 31, 1995, the weighted average yield on interest-earning assets was 7.53% and the weighted average cost on interest-bearing liabilities was 5.62%.

  The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities. It distinguishes between changes related to volume and those due to changes in interest rates. For each category of interest income and interest expense, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior year rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior year volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to the change due to rate.

                                          YEAR ENDED DECEMBER 31,
                         -------------------------------------------------------------
                                 1995 V. 1994                   1994 V. 1993
                         ------------------------------ ------------------------------
                             INCREASE                         TOTAL
                            (DECREASE)                     (INCREASE)
                              DUE TO           TOTAL         DUE TO           TOTAL
                         ------------------   INCREASE  ------------------   INCREASE
                          VOLUME     RATE    (DECREASE)  VOLUME     RATE    (DECREASE)
                         --------  --------  ---------- --------  --------  ----------
                                              (IN THOUSANDS)
Interest income:
  Loans................. $ 26,763  $ 18,841   $ 45,604  $ 24,776  $(26,150)  $ (1,374)
  Securities held for
   trading..............   (6,460)      --      (6,460)  (13,477)      415    (13,062)
  Securities available
   for sale.............  (15,584)   13,095     (2,489)   91,067      (208)    90,859
  Securities held to
   maturity.............   45,560    34,534     80,094    (1,150)  (25,388)   (26,538)
  Securities purchased
   under agreements to
   resell...............     (887)      --        (887)   (1,325)       85     (1,240)
  Other earning assets..   (1,792)      439     (1,353)   (5,491)    3,192     (2,299)
                         --------  --------   --------  --------  --------   --------
    Total interest in-
     come............... $ 47,600  $ 66,909   $114,509  $ 94,400  $(48,054)  $ 46,346
                         --------  --------   --------  --------  --------   --------
Interest expense:
  Deposits.............. $ (8,427) $ 42,073   $ 33,646  $ 20,561  $(12,976)  $  7,585
  Securities sold under
   agreements to
   repurchase...........   10,378    20,876     31,254    (3,137)    8,654      5,517
  Advances from Federal
   Home Loan Bank.......   31,582    26,685     58,267    36,335    10,019     46,354
  Other borrowings......   (4,602)     (326)    (4,928)   (9,694)     (173)    (9,867)
  Interest rate exchange
   agreements...........   (1,015)    1,635        620    (6,026)  (17,479)   (23,505)
                         --------  --------   --------  --------  --------   --------
    Total interest ex-
     pense..............   27,916    90,943    118,859    38,039   (11,955)    26,084
                         --------  --------   --------  --------  --------   --------
Change in net interest
 income................. $ 19,684  $(24,034)  $ (4,350) $ 56,361  $(36,099)  $ 20,262
                         ========  ========   ========  ========  ========   ========

PROVISION FOR LOSSES ON LOANS

  The provision for losses on loans charged to earnings is based upon management's judgement of the amount necessary to maintain the allowance for loan losses at a level adequate to absorb probable losses. As part of the process for determining the adequacy of the allowance for loan losses, management performs quarterly detailed reviews to identify risks inherent in the loan portfolio and to assess the overall quality of the portfolio as well as to determine the amounts of allowances and provisions to be reported.

  The provision for loan losses was $1.2 million for 1995, $12.4 million for 1994 and $706,000 for 1993. During the three month period ended June 30, 1994, Roosevelt recorded an $11.7 million increase in the provision for losses on loans. After combining the Roosevelt, Farm & Home and Home Federal loan portfolios which resulted in a combined portfolio approximately five times the size of Roosevelt's March 31, 1994 portfolio (approximately $650 million to $3.0 billion), management determined it was necessary to substantially increase the allowance for loan losses to achieve higher and more conservative coverage levels. Factors considered by management in determining the necessity and amount of the provision necessary to bring the overall allowance to the desired level were i) the need to conform Farm & Home's coverage ratio (ratio of allowance for loan losses to total gross loans) of .24% at December 31, 1993 to that of Roosevelt's which was .61% at the comparable date, ii) the previously discussed five fold increase in the size of the overall loan portfolio coupled with the fact that, at the time, Roosevelt management had no previous track record of managing a portfolio that size and iii) the Farm & Home and Home Federal mergers effectively doubled the overall size of the entity resulting in Roosevelt moving up to a new peer group whose average allowance for loan losses as a percentage of total loans far exceeded the allowances of the unadjusted combined entity. Also, since just prior to the merger, both Farm & Home and Roosevelt had recently been through examinations by the OTS, Roosevelt initiated conversations with the OTS to obtain their concurrence with the planned addition to the allowance for loan losses. Such concurrence was received and the resulting $11.4 million provision was recorded.

  The provision for 1995 of $1.2 million reflects a more normalized level of provision compared to the large 1994 provision discussed above. The 1995 provision reflects the Company's strong level of reserves and overall strong asset quality. See "Asset Quality."

NONINTEREST INCOME (LOSS)

  Noninterest income (loss) was $(55.1) million for 1995 as compared to $17.3 million for 1994 and $14.3 million for 1993. The following is a discussion of the major components of noninterest income (loss):

  Retail Banking Fees--Retail banking fees are comprised of service charges related to deposit accounts (principally returned checks and ATM fees); fees for money orders, travelers checks, etc. and fees related to the telephone bill paying service offered to the Bank's depositors. Retail banking fees increased $2.0 million, or 23.0% from $8.7 million for 1994 to $10.7 million for 1995 as a result of increases in fees for returned checks and ATM usage driven primarily by an overall increase in the utilization of the retail banking services offered by the Bank. Retail banking fees increased $2.4 million, or 38.7% from $6.3 million for 1993 to $8.7 million for 1994. Approximately $2.0 million of this increase is the result of deposit acquisitions which were integrated in the later part of 1993 and the acquisition of Home Federal in April 1994. The remaining increase of approximately $400,000 is attributable to an overall increase in the utilization of the retail banking services offered by the Bank.

  Insurance and Brokerage Sales Commissions--The Bank offers a broad range of insurance and investment products, including tax deferred annuities, to the general public and its customers through its wholly owned subsidiary, Roosevelt Financial Services, Inc. Insurance and brokerage sales commissions increased $968,000, or 14.8% from $6.5 million in 1994 to $7.5 million for 1995. This followed an increase of $801,000, or 14.0% from $5.7 million for 1993 to $6.5 million for 1994. The positive trend in insurance and brokerage sales commissions is primarily the result of an increase in the sales volume of commission generating products, principally annuities, as the Bank successfully increases its penetration of its existing customer base as well as attracts new customers.

  Loan Servicing Fees (Expenses), Net--Loan servicing fees, which primarily consists of loan servicing revenue, net of the amortization of purchased mortgage servicing rights, increased $1.5 million, or 21.1% from $7.4 million for 1994 to $8.9 million for 1995. This increase is primarily due to a gain of $1.5 million in 1995 from the sale of $3.3 million book value of purchased mortgage servicing rights (underlying mortgage loans had an unpaid principal balance of approximately $471.0 million). Included in loan servicing fees for 1994 are gains from the sale of loans held for sale of $666,000. The amortization of purchased mortgage servicing rights totaled $4.2 million and $5.6 million for 1995 and 1994, respectively. During 1995, the balance of mortgage loans serviced by Roosevelt for others decreased from approximately $2.8 billion at December 31, 1994 to $2.0 billion at December 31, 1995. This decrease resulted from the normal amortization of the principal balance of mortgage loans outstanding and the sale of purchased mortgage servicing rights discussed previously. Mortgage servicing operations continue to be an important component of Roosevelt's operations and are expected to result in increasing loan servicing fees in the future as a result of the planned acquisition in early 1996 of several packages of mortgage servicing rights which will add approximately $2.7 billion of mortgage loans to Roosevelt's servicing portfolio.

  Loan servicing fees increased to $7.4 million for 1994 from an expense of $11.1 million in 1993. The loan servicing expense for 1993 resulted from amortization of purchased mortgage servicing rights totaling $36.2 million due to significant prepayments of the mortgage loans being serviced. Loan servicing fees included a gain from loans held for sale of $7.3 million for 1993.

  Net Gain (Loss) from Financial Instruments--In the conduct of its business operations, Roosevelt has determined the need to sell or terminate certain assets, liabilities or off-balance sheet positions due to various unforeseen events. Fundamental to the conduct of such sale or termination activities is the effect such transactions will have on the future volatility of the Company's net market value. Consequently, in pursuing such sale or termination activities, Roosevelt does not seek net gains in a reporting period to the detriment of earnings in future periods. Following is a discussion of the assets, liabilities and off-balance sheet items that were sold and/or terminated during 1995, 1994 and 1993.

  Net gain (loss) from financial instruments is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                    1995      1994     1993
                                                  --------  --------  -------
                                                       (IN THOUSANDS)
Mortgage-backed securities held to maturity...... $    --   $   (231) $  (663)
Investment securities held to maturity...........      --        209      --
Mortgage-backed securities held for trading......      --     (4,545)   2,668
Mark to market of financial futures contracts....  (71,022)   39,508      --
Mortgage-backed securities available for sale....   23,885   (28,208)  14,659
Investment securities available for sale.........      --       (115)      60
Cancellation cost of interest rate exchange
 agreements......................................      --     (8,910)  (4,496)
Options expense..................................  (11,079)   (8,368)  (1,582)
                                                  --------  --------  -------
                                                  $(58,216) $(10,660) $10,646
                                                  ========  ========  =======

  The principal reasons for the net decrease of approximately $47.6 million between 1995 and 1994 are discussed below. $71.0 million of the decrease related to the mark to market of the Company's financial futures positions which is discussed in more detail in the following paragraphs. In conjunction with the Company's acquisition of Farm and Home in 1994, certain fixed-rate mortgage-backed securities available for sale were sold at a net loss of $28.6 million. During 1995, the Company sold certain of its adjustable- and fixed-rate mortgage-backed securities and recognized a net gain of $23.9 million on these sales by taking advantage of option adjusted spread differentials existing in the market place at the dates of the respective sales. The principal reasons for the net change of approximately $21.3 million between 1994 and 1993 are discussed below. $39.5 million of the increase related to the mark to market of the Company's financial futures positions which is discussed in more detail in the following paragraphs. The year 1994 included a net loss of $28.6 million related to portfolio restructuring in conjunction with the Company's acquisition of Farm & Home as discussed earlier. During 1993, like 1995, the Company took advantage of the then existing option adjusted spread differentials to recognize approximately $14.7 million in net gains from sales from its mortgage-backed securities available for sale portfolio.

  During August 1996, the Staff of the Securities and Exchange Commission (Staff) performed a regular review of the Company's 1995 Form 10-K in conjunction with Registration Statements on Form S-4 filed by the Company related to three pending acquisitions.

  As a result of this review, the Staff questioned the Company's original accounting treatment surrounding the deferral and recognition of gains and losses on financial futures contracts used to reduce the interest rate risk of certain mortgage backed securities in the Company's available for sale portfolio. The Company originally recognized a $34.8 million charge to fourth quarter 1995 earnings regarding the cessation of deferral accounting.

  At issue was the Staff's contention that the financial futures contracts did not meet the "high correlation" criteria of Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts", thus not qualifying for deferral accounting from the inception of the hedge in March 1994 and requiring the recognition of subsequent gains and losses in income. The Company originally ceased deferral accounting when management concluded that high correlation measured using the "cumulative dollar approach" was unlikely to be achieved on a consistent basis.

  Accordingly, at the Staff's request, the Company has restated its 1994 and 1995 consolidated financial statements to reflect the cessation of deferral accounting, from the inception of the hedge, with respect to the aforementioned financial futures contracts. The restatement had the effect of increasing previously reported 1994 net income and decreasing previously reported 1995 net income by $18.0 million (on a fully-diluted per share basis, an increase of $0.48 for 1994 and a decrease of $0.43 for 1995). This restatement is one of the timing of recognition of gains and losses in the Statement of Operations and has no impact on total stockholders' equity at any date since both the financial futures contracts and the related mortgage-backed securities have been previously marked to market through stockholders' equity at each reporting period.

  Subsequent to December 31, 1995, the Company terminated all of its financial futures positions and maintained its interest rate risk management position by principally redesignating existing interest rate exchange agreements to the available for sale portfolio. Such interest rate exchange agreements were utilized prior to the redesignation to manage the interest rate risk of interest-bearing deposits and other short-term borrowings.

  Unrealized Losses on Impairment of Mortgage-backed Securities--The Company purchased ownership interests in ten pools of privately issued adjustable-rate mortgage-backed securities issued in 1989 through 1991 by Guardian Savings and Loan Association ("Guardian"). All of such Guardian pools in which the Company purchased and currently holds an ownership interest were rated AA or AAA by Standard & Poors and Aa2 or Aaa by Moodys, at the date of issuance of the securities.

  Guardian issued their securities with several classes available for purchase. Certain classes are subordinate to the position of senior classes in that such subordinate classes absorb all credit losses and must be completely eliminated before any losses flow to senior position holders. The Guardian securities purchased by the Company (the "Guardian Securities") were purchases of the most senior positions, thus intended to be protected by the subordination credit enhancement feature.

  Guardian was placed in conservatorship on June 21, 1991 by the Office of Thrift Supervision, which appointed the RTC as conservator. Subsequent to the conservatorship, the RTC replaced Guardian as the servicer for the loans underlying the securities. Effective November 1994, Bank of America assumed servicing responsibilities from the RTC. Guardian was a niche player in the California mortgage market whose lending decisions relied more on the value of the mortgaged property and the borrower's equity in the property and less on the borrower's income and credit standing. All collateral underlying the Guardian Securities have the following loan pool characteristics:

  . First lien, 30-year, six-month adjustable-rate loans tied to either the cost of funds index, one-year constant maturity treasury rate, or LIBOR.

  .  100% of the loans were originated in California.

  . The weighted average loan-to-value ratio at origination was approximately 66%.

  Beginning in mid-1993 and continuing currently, the loan pools backing the securities have been affected by high delinquency and foreclosure rates, and higher than anticipated losses on the ultimate disposition of real estate acquired through foreclosure (REO). This has resulted in rating agency downgrades, principally in April and May, 1994 and again in July and September, 1995 to the current ratings reflected in the tables on page 44 and substantial deterioration in the amount of the loss absorption capacity provided by the subordinated classes.

  At December 31, 1994 and March 31, 1995, the Guardian securities owned by the Company were performing according to their contractual terms, and all realized losses from the disposition of REO were being absorbed by the subordinate classes (or in the case of Pool 1990-7 at March 31, 1995, by unamortized purchase discounts). However, to the extent that subsequent to March 31, 1995, the pools continue to realize losses on the disposition of REO at levels comparable to the then current rate, the remaining balances of the subordinate classes may not be adequate to protect the Company from incurring some credit losses on certain of its ten pools. As a result of this deterioration and the continuing receipt of subsequent information, the Company has determined that the underlying investments represented by seven pools in which, subsequent to March 31, 1995, the subordination protection has been either totally eliminated or has become potentially inadequate should be considered "other than temporarily" impaired under the provisions of Statement of Financial Accounting Standards No. 115. As a result of this determination, the Company recorded a $22.0 million pre-tax write-down ($14.4 million after tax or approximately $0.32 per share) for the three months ended March 31, 1995 to reflect the impairment of these seven pools. The amount of the write-down was based on discounted cash flow analyses performed by management (based upon assumptions regarding delinquency levels, foreclosure rates and loss ratios on REO disposition in the underlying portfolio). Discounted cash flow analyses were utilized to estimate fair value due to the absence of a ready market for the Guardian Securities.

  In addition to the Guardian Securities discussed above, the Company has an investment of approximately $6.0 million at March 31, 1995 after the write-down discussed below, in another private issuer mortgage-backed security, LB Multifamily Mortgage Trust Series 1991-4 (Lehman 91-4), possessing similar performance characteristics to the Guardian Securities that has also been determined to be other than temporarily impaired. Accordingly, the Company has recorded a $5.1 million pre-tax write-down ($3.4 million after tax or approximately $0.08 per share) to reflect the impairment of this security at March 31, 1995.

  Management believes that these write-downs are adequate based upon its evaluation.

  As reflected in the following table, the Company's remaining investment at December 31, 1995 in the Guardian Securities is approximately $70.8 million, after the desecuritization of Guardian Pool 1990-9 discussed below:

                          (IN MILLIONS)
Investment in Guardian
 Securities, March 31,
 1995...................     $118.9
Purchase of remaining
 senior position of Pool
 1990-9.................         .6
Net principal payments
 received...............      (15.1)
Desecuritization of
 Guardian Pool 1990-9
 (see discussion
 below).................      (33.6)
                             ------
Investment in Guardian
 Securities, December
 31, 1995...............     $ 70.8
                             ======

  Subsequent to March 31, 1995, the date of the impairment charge, through December 31, 1995 the following events have occurred with respect to the Guardian Securities and Lehman 91-4.

  . During the quarter ended June 30, 1995, the Company completed its planned desecuritization of Guardian Pool 1990-9 and has assumed servicing of the underlying whole loans and REO properties received through the desecuritization. As a result of this process, $1.1 million representing principal, interest and servicing related funds advanced by previous servicers to certificate holders on properties which were in REO at the time of the desecuritization was reimbursed to the servicer, $28.8 million was transferred to mortgage loans and $2.7 million (net of $4.9 million of charge-offs discussed below) was transferred to residential REO. REO properties and properties in foreclosure were written down $4.9 million to their estimated fair values by charges to existing unallocated REO reserves ($1.4 million) and loan loss reserves ($1.8 million) and to existing unamortized purchase discounts ($1.7 million).

  . As expected, there were several additional rating agency downgrades, principally related to those Guardian pools that are no longer protected by remaining credit enhancement and which had been determined to be other than temporarily impaired and written down to estimated fair value by the Company during the quarter ended March 31, 1995.

  . As expected, based on the low levels remaining at March 31, 1995, the subordination protection related to Guardian Pools 1990-2, 1990-4 and 1990-5 was fully absorbed.

  . The remaining four pools (Guardian 89-11, 90-1, 90-8 and Lehman 91-4), determined at March 31, 1995 to be other than temporarily impaired and written down to estimated fair value, continue to perform according to their contractual terms and are protected by remaining subordination ranging from 3.79% to 11.66% of the remaining unpaid principal balances of the pools. Such remaining subordination percentages compare to original subordination percentages ranging from 8.50% to 23.00%.

  . The two remaining Guardian pools (89-10 and 91-2), which are not considered to be other than temporarily impaired, continue to perform according to their contractual terms and are protected by remaining subordination of 14.32% and 22.53%, respectively. These remaining subordination levels compare to 8.50% and 17.00%, respectively, at the date of issuance of the securities.

  . In excess of $15.0 million in net principal payments have been received since March 31, 1995.

  Accordingly, at December 31, 1995, management continued to believe that the recorded investment in the above mentioned Guardian and Lehman pools was recoverable.

  Presented below is information at December 31, 1995 relating to Roosevelt's investment in the Guardian pools, segregated between the seven pools determined to be other than temporarily impaired and the two pools which, in the opinion of management, continue to be adequately protected from loss through substantial remaining subordination. The immediately succeeding table also includes information related to Lehman 91-4 which has been determined to be other than temporarily impaired.

            POOLS DETERMINED TO BE OTHER THAN TEMPORARILY IMPAIRED

                               DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

                                                      SUBORDINATION
                                                     AS A PERCENT OF
                                     RATING            POOL BALANCE   REGARDING ROOSEVELT'S INTERESTS      PERCENT OF POOLS
                             ----------------------- ---------------- -----------------------------------    CURRENT OR
                                                                      ORIGINAL                                LESS THAN
       POOL          ISSUE                                               PAR      REMAINING    REMAINING       90 DAYS
      NUMBER          DATE   AGENCY AT ISSUE CURRENT AT ISSUE CURRENT AT ISSUE       PAR      INVESTMENT      DELINQUENT
      ------        -------- ------ -------- ------- -------- ------- ----------- ----------  -----------  ----------------
GUARDIAN POOLS
89-11.............. 11/30/89 S & P    AA       CCC     8.50%   11.66% $    33,750  $    8,494  $    6,547         76%
                             Moody    Aa2      B1
90-1...............  1/30/90 S & P    AA       CC      8.50%    3.79%       3,000         828         622         73%
                             Moody    Aa2      B3
90-2...............  2/27/90 S & P    AA       D       8.50%     --        27,500       7,175       5,059         73%
                             Moody    Aa2      Caa
90-4...............  4/30/90 S & P    AA       D       8.75%     --        46,428      14,133      10,459         68%
                             Moody    Aa2      Caa
90-5...............  5/31/90 S & P    AA       D       8.75%     --        45,000      15,174      11,892         74%
                             Moody    Aa2      Caa
90-7...............  7/25/90 S & P    AA       D       8.75%     --        68,025      22,035      16,018         71%
                             Moody    Aa2      Caa
90-8...............  9/21/90 S & P    AAA      CCC    14.00%    9.86%      15,000       5,091       3,924         68%
                                                                      -----------  ----------  ----------
                             Moody    Aaa      B3
Total Guardian.....                                                   $   238,703  $   72,930  $   54,521
                                                                      ===========  ==========  ==========
LEHMAN POOL
91-4...............  7/30/91 S & P    AA       CCC    23.00%    3.44% $    14,000  $   10,404  $    5,548         76%
                                                                      ===========  ==========  ==========
                             Moody    Aa3      Caa

   GUARDIAN POOLS DETERMINED TO BE ADEQUATELY PROTECTED BY REMAINING CREDIT
                                  ENHANCEMENT

                               DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

                                                      SUBORDINATION
                                                     AS A PERCENT OF
                                     RATING            POOL BALANCE   REGARDING ROOSEVELT'S INTERESTS      PERCENT OF POOLS
                             ----------------------- ---------------- -----------------------------------    CURRENT OR
                                                                      ORIGINAL                                LESS THAN
       POOL          ISSUE                                               PAR      REMAINING    REMAINING       90 DAYS
      NUMBER          DATE   AGENCY AT ISSUE CURRENT AT ISSUE CURRENT AT ISSUE       PAR      INVESTMENT      DELINQUENT
      ------        -------- ------ -------- ------- -------- ------- ----------  ----------  -----------  ----------------
89-10.............. 10/27/89 S & P    AA      BBB      8.50%   14.32% $    9,000   $    1,765  $    1,784         71%
                             Moody    Aa2     Ba3
91-2...............  3/28/91 S & P    AA      BBB     17.00%   22.53%     39,831       14,527  $   14,526         71%
                                                                      ----------   ----------  ----------
                             Moody    Aaa     Baa3
Totals.............                                                   $   48,831   $   16,292  $   16,310
                                                                      ==========   ==========  ==========

NONINTEREST EXPENSE

  General and Administrative--General and administrative expense decreased $23.3 million, or 21.0% to $87.7 million for 1995 as compared to $111.0 million for 1994. The major reasons for the decrease in 1995 are due to 1994 including $19.8 million of merger-related costs and the fact that 1995 general and administrative expense was also positively impacted by efficiencies totaling $6.3 million realized as a result of the Farm & Home merger. The merger expenses related primarily to $5.2 million in severance expense (included in "Compensation and employee benefits"), $5.3 million in costs to dispose of excess facilities incident to the acquisition of Farm & Home (included in "Occupancy") and $9.3 million of transaction costs (included in "Other").

  General and administrative expense increased $19.9 million, or 21.8% to $111.0 million for 1994 as compared to $91.1 million for 1993. As discussed previously, 1994 was negatively impacted by $19.8 million of merger related expenses a result of the acquisition of Farm & Home. The increase in expenses during 1994 due to the increased volume of savings transactions which were integrated during late 1993 and in the Home Federal acquisition were offset by efficiencies achieved as a result of cost savings subsequent to the acquisition of Farm & Home.

  Provision for Real Estate Losses--Provisions for real estate losses totaled $4.6 million and $4.2 million for 1994 and 1993, respectively. During 1994, in connection with the acquisition of Farm & Home, a provision of $3.7 million was established. This provision represented a 25% reduction in net carrying value of REO to accommodate a change in strategy whereby Roosevelt would accelerate the disposition of Farm & Home's real estate portfolio. Additionally, during 1994, a $839,000 provision was recorded related to six non-residential real estate properties. The 1993 provision for real estate losses includes $2.8 million recorded for specific losses on 11 non-residential properties located in Texas and $1.4 million to increase the general valuation allowance on certain real estate owned.

  Litigation Settlements--During 1993, a $3.3 million charge was recorded related to the execution of a settlement agreement of a lawsuit originally filed against Farm & Home in 1989. Roosevelt, under the name of Farm & Home, reached a settlement agreement with its insurance carriers regarding insurance coverage for various claims and lawsuits arising from participation in the development of the Southbend Subdivision. See also "Legal Proceedings Involving Roosevelt Financial Group, Inc. and Roosevelt Bank."

INCOME TAXES

  Income taxes include Federal income taxes and applicable state income taxes. Roosevelt's effective tax rates were 27.5%, 33.9% and 33.7% for 1995, 1994 and 1993, respectively. The principal reasons for the Company's effective tax rate being below the statutory rate for each year are the resolution of Federal tax issues after completion of examinations by the Internal Revenue Service.

EXTRAORDINARY ITEMS

  Roosevelt recorded losses on extraordinary items of $7.8 million and $1.9 million, net of income taxes, for 1994 and 1993, respectively. The $7.8 million loss for 1994 was the result of three transactions. First, Roosevelt recorded a loss totaling $4.6 million relating to the retirement of the 10.125% mortgage-backed bonds. Second, Roosevelt recorded a loss totaling $2.6 million relating to the retirement of the 13.0% subordinated debentures previously issued by Farm & Home. Third, Roosevelt recorded a loss totaling $637,000 relating to the prepayment of advances from FHLB of Des Moines originally entered into by Farm & Home.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

  Farm & Home adopted the provisions of SFAS 115 on January 1, 1994. Such adoption by Farm & Home resulted in a pretax charge to operations of $9.8 million to reflect the other than temporary impairment of certain interest-only stripped mortgage-backed pass-through certificates and collateralized mortgage obligation residual interests. As Roosevelt had adopted SFAS 115 at December 31, 1993, the $6.5 million net of tax charge by Farm & Home was recorded as a cumulative effect of a change in accounting principle, and reflected in the consolidated statement of operations of Roosevelt for 1993.

FINANCIAL CONDITION

  Total assets increased $581.2 million or 6.9% to $9.0 billion at December 31, 1995 from $8.4 billion at December 31, 1994. The major source of such increase was loans which increased $505.7 million. During 1995, the Company focused on increasing loans by originating approximately $688.6 million and purchasing $321.1 million in loans. Acquisitions during 1995 also added approximately $150.3 million in loans. These increases were offset by principal repayments totaling $699.3 million. The originations and purchases during 1995 were primarily adjustable-rate loans. Securities available for sale decreased $159.2 million due to sales and principal repayments of such securities exceeding purchases. Securities held to maturity increased $274.1 million during 1995 as the Company was able to grow this portfolio and achieve desirable yields on such growth. Purchases in this portfolio were also primarily adjustable-rate securities.

  Total liabilities increased $525.9 million or 6.6% to $8.5 billion at December 31, 1995 from $8.0 billion at December 31, 1994. Deposits increased $8.1 million during 1995. Deposits acquired through acquisitions during 1995 totaling $182.6 million and interest credited totaling $172.8 million were almost totally offset by net withdrawals of $346.6 million. The principal reasons for the net withdrawals were Roosevelt's strategy of conservatively pricing most deposits to better control Roosevelt's cost of funds and a general trend in the industry of deposit outflows caused by depositors seeking improved yields in a relatively low interest rate environment. Securities sold under agreements to repurchase decreased $125.3 million during 1995 as a result of the Company being able to obtain lower funding costs from FHLB advances which increased $669.2 million during 1995. Such increase funded the asset growth of the Company during 1995.

ASSET QUALITY

  Maintaining a low level of nonperforming assets is critical to the success of a financial institution. As the percentage of assets that are classified as nonperforming assets changes, so do expectations regarding interest income, potential provisions for losses and operating expenses incurred to manage and resolve these assets.

  The following table sets forth the amounts and categories of nonperforming assets. Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful. Troubled debt restructurings involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets include assets acquired in settlement of loans. "Other than temporarily impaired" mortgage-backed securities represent private issuer mortgage-backed securities that have been determined to be "other than temporarily impaired" under the provisions of Statement of Financial Accounting Standards No. 115 and for which the previously existing credit enhancement support, in the form of subordination, has been totally absorbed and therefore any future losses will flow directly to the Company as a senior position holder. These securities were issued with several classes available for purchase. Certain classes are subordinate to the position of senior classes in that such subordinate classes absorb all credit losses and must be completely eliminated before any losses flow to senior position holders. The securities purchased by the Company were purchases of the most senior positions, thus intended to be protected by the subordination credit enhancement feature. In an attempt toward a conservative presentation, the Company includes the entire estimated fair value of these securities (approximately 74% of the unpaid principal balances at December 31, 1995) in this table when the credit enhancement, in the form of subordination, is exhausted even though a substantial portion of the underlying loans (approximately 71% at December 31, 1995) are either current or less than 90 days delinquent. In addition, the remaining amount of "other than temporarily impaired" mortgage-backed securities that continue to be protected by remaining credit enhancement, but for which the Company has concluded it is probable that such credit enhancement will be absorbed before the duration of the underlying security, are disclosed in the paragraphs following the table as other potential problem assets. See "--Unrealized Losses on Impairment of Mortgage-Backed Securities Held to Maturity."

                                                DECEMBER 31,
                                   -------------------------------------------
                                    1995     1994     1993     1992     1991
                                   -------  -------  -------  -------  -------
                                           (DOLLARS IN THOUSANDS)
Nonperforming Assets
Nonaccruing loans:
  Residential..................... $ 7,895  $ 5,666  $ 9,524  $12,249  $13,006
  Commercial real estate..........   1,415    1,626      985    7,988    2,471
  Consumer........................     193      269      217      217      278
                                   -------  -------  -------  -------  -------
    Total.........................   9,503    7,561   10,726   20,454   15,755
                                   -------  -------  -------  -------  -------
Accruing loans delinquent more
 than 90 days:
  Residential.....................  10,500    4,598    4,056    2,110    2,115
  Commercial real estate..........     --       482      --       --       --
  Consumer........................     --       --       --         4       14
  Land............................     --       --       360      394      141
                                   -------  -------  -------  -------  -------
    Total.........................  10,500    5,080    4,416    2,508    2,270
                                   -------  -------  -------  -------  -------
Troubled-debt restructurings:
  Commercial real estate..........     661    2,757    2,127    1,363    1,288
                                   -------  -------  -------  -------  -------
Foreclosed/Repossessed assets:
  Residential.....................   5,340    2,703    1,373    2,049    4,690
  Commercial real estate..........  11,483   16,085   15,998   20,500   26,320
  Consumer........................      11      --       --        16       43
                                   -------  -------  -------  -------  -------
    Total.........................  16,834   18,788   17,371   22,565   31,053
                                   -------  -------  -------  -------  -------
    Total nonperforming loans and
     REO..........................  37,498   34,186   34,640   46,890   50,366
    Total nonperforming loans and
     REO as a percentage of total
     assets.......................     .42%     .41%     .46%     .78%     .89%
                                   =======  =======  =======  =======  =======
Other than temporarily impaired
 mortgage-backed securities with
 approximately 71% of the
 underlying loans either current
 or less than 90 days delinquent..  43,429      --       --       --       --
                                   -------  -------  -------  -------  -------
Total "nonperforming assets"...... $80,927  $34,186  $34,640  $46,890  $50,366
                                   =======  =======  =======  =======  =======
Total "nonperforming assets" as a
 percentage of total assets.......     .90%     .41%     .46%     .78%     .89%
                                   =======  =======  =======  =======  =======

  Nonperforming assets have increased $46.7 million to $80.9 million at December 31, 1995 as compared to $34.2 millon at December 31, 1994. The overall increase in non-performing assets is due primarily to the inclusion in the table of $43.4 million of "other than temporarily impaired" private issuer mortgage-backed securities where the Company's credit enhancement has been fully absorbed. Non-accruing residential loans increased $1.4 million, accruing residential loans delinquent more than 90 days increased $3.3 million and foreclosed residential real estate assets increased $589,000 as a result of the desecuritization (and related transfer of servicing of the underlying collateral) of a private issuer mortgage-backed security pool completed in the quarter ended June 30, 1995. See the caption entitled "Unrealized Losses on Impairment of Mortgage-Backed Securities Held to Maturity" under the heading "Results of Operations" for further details. In addition to the impact of the desecuritization of the private issuer mortgage-backed security pool, non-accruing residential loans, accruing residential loans delinquent more than 90 days and residential foreclosed assets increased $801,000, $2.6 million and $2.0 million, respectively during 1995. Such increases are due primarily to a larger loan portfolio and are not considered trends in the loan portfolio. Commercial real estate troubled debt restructurings decreased $2.1 million as a result of the repayment of the outstanding principal on a loan secured by a nursing home. Commercial real estate foreclosed assets decreased $4.6 million primarily as a result of sales of the properties during 1995.

  Not included in the preceding table are certain pools of private issuer mortgage-backed securities with a carrying value of $16.6 million which were performing according to their contractual terms at December 31, 1995. However, these securities were determined by the Company to be "other than temporarily impaired" and written down to fair value, since at March 31, 1995, the subordination protection had been reduced to the point where the Company concluded it was not probable that the securities would continue to perform to 100% of their contractual terms over the course of their remaining lives. These securities will be included in the preceding non-performing asset table in future periods when, and if, the remaining subordination is exhausted. The following table is a reconciliation of the amount of currently performing, other than temporarily impaired mortgage-backed securities at March 31, 1995 to such amount at December 31, 1995.

                                                                 (IN MILLIONS)
Amount of currently performing, other than temporarily impaired
 mortgage-backed securities at March 31, 1995...................    $ 52.4
Principal payments received.....................................      (6.4)
Addition of Guardian Pools 1990-2, 1990-4 and 1990-5 to the
 nonperforming asset table as subordination protection was
 absorbed between March 31, 1995 and December 31, 1995..........     (29.4)
                                                                    ------
Amount of currently performing, other than temporarily impaired
 mortgage-backed securities at December 31, 1995................    $ 16.6
                                                                    ======

  To monitor the credit risk inherent in its private issuer mortgage-backed security portfolio, the Company tracks the major factors effecting the performance of its portfolio including i) a review of delinquencies, foreclosures, repossessions, and recovery rates relative to the underlying mortgage loans collateralizing each security, ii) the level of available subordination or other credit enhancement and iii) the rating assigned to each security by independent national rating agencies.

ASSET/LIABILITY MANAGEMENT

  The Company's primary objective regarding asset/liability management is to position the Company such that changes in interest rates do not have a material adverse impact upon net interest income or the net market value of the Company. See Note 3 to "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994 and 1995." for additional information regarding the calculation of net market value. The Company's primary strategy for accomplishing its asset/liability management objective is achieved by matching the weighted average maturities of assets, liabilities, and off-balance sheet items (duration matching). Integral to the duration matching strategy is the use of derivative financial instruments such as interest rate exchange agreements, interest rate cap and floor agreements and, to a much more limited extent, financial futures contracts. The Company uses derivative financial instruments solely for risk management purposes. None of the Company's derivative instruments are what are termed leveraged instruments. These types of instruments are riskier than the derivatives used by the Company in that they have embedded options that enhance their performance in certain circumstances but dramatically reduce their performance in other circumstances. The Company is not a dealer nor does it make a market in such instruments. The Company does not trade the instruments and the Board of Directors' approved policy governing the Company's use of these instruments strictly forbids speculation of any kind.

  Net market value is calculated by adjusting stockholders' equity for differences between the estimated fair values and the carrying values (historical cost basis) of the Company's assets, liabilities, and off-balance sheet items. Net market value, as calculated by the Company and presented herein, should not be confused with the value of the Company's stock or of the amounts distributable to stockholders in connection with a sale of the Company or in the unlikely event of its liquidation. The economic net market value (including the estimated value of demand deposits) as calculated by the Company increased to approximately $481.5 million at December 31, 1995 as compared to approximately $404.0 million at December 31, 1994. To measure the impact of interest rate changes, the Company recalculates its net market value on a pro forma basis assuming instantaneous, permanent parallel shifts in the yield curve, in varying amounts both upward and downward. Larger increases or decreases in the Company's net market value as a result of these assumed interest rate changes indicate greater levels of interest rate sensitivity than do smaller increases or decreases in net market value. The Company endeavors to maintain a position whereby it experiences no material change in net market value as a result of assumed 100 and 200 basis point increases and decreases in general levels of interest rates.

  The OTS issued a regulation, effective January 1, 1994, which uses a similar methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates. "Net portfolio value" is the present value of the expected net cash flow from the institution's assets, liabilities, and off- balance sheet contracts. Under the OTS regulation, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's net portfolio value in an amount not exceeding two percent of the present value of its assets. The regulation provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in net portfolio value) and (b) its "normal" level of exposure which is two percent of the present value of its assets. The OTS recently announced that it will delay the effectiveness of the regulation until it adopts the process by which an association may appeal an interest rate risk capital deduction determination.

  Utilizing this measurement concept, the interest rate risk of the Company at December 31, 1995 is as follows:

                                               (DOLLARS IN THOUSANDS)
Basis point changes in interest
 rates................................       -200     -100      +100       +200
Change in net market value due to
 changes in interest rates (Company
 methodology).........................  $ (12,070) $(6,306) $(10,714) $ (40,127)
Interest rate exposure deemed "normal"
 by the OTS...........................  $(180,261)     N/A       N/A  $(180,261)

  The Company's operating strategy is designed to avoid material negative changes in net market value. As of December 31, 1995, the Company believes it has accomplished its objectives as the pro forma changes in net market value brought about by changes in interest rates are not material relative to the Company's net market value. A net unrealized market value loss when rates increase indicates the duration of the Company's assets is slightly longer than the duration of the Company's liabilities. A loss when rates decrease is due primarily to borrowers prepaying their loans resulting in the Company's assets repricing down more quickly than the Company can reprice its liabilities.

MATURITY GAP ANALYSIS

  Thrift institutions have historically presented a Gap Table as a measure of interest rate risk. The Gap Table presents the projected maturities and periods to repricing of a thrift's rate sensitive assets and liabilities. The OTS has concluded such an analysis has limitations, however, for reasons of consistency the following discussion presents the Company's traditional Maturity Gap Analysis.

  The Company's one year cumulative gap, which represents the difference between the amount of interest sensitive assets maturing or repricing in one year and the amount of interest sensitive liabilities maturing or repricing in the same period was (0.50)% at December 31, 1995. A negative cumulative gap indicates that interest sensitive liabilities exceed interest sensitive assets at a specific date. In a rising interest rate environment institutions with negative maturity gaps generally will experience a more rapid increase in interest expense paid on liabilities than the interest income earned on assets. Conversely, in an environment of falling interest rates, interest expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive gap will have the opposite effect.

  The following table presents the projected maturities and periods to repricing of the Company's rate sensitive assets and liabilities as of December 31, 1995, adjusted to account for anticipated prepayments.

                                         OVER 3       OVER 1     OVER 3
                                         MONTHS        YEAR      YEARS
                           UP TO 3      THROUGH      THROUGH    THROUGH      OVER
                            MONTHS       1 YEAR      3 YEARS    5 YEARS    5 YEARS     TOTAL
                          ----------   ----------   ----------  --------   --------  ----------
                                             (DOLLARS IN THOUSANDS)
ASSETS:
Mortgage loans and
 mortgage-backed
 securities:
 Balloon and adjustable
  rate first mortgage
  loans.................  $2,572,916   $2,477,196   $  603,266  $186,788   $ 27,509  $5,867,675
 One to four family
  residential first
  mortgages and
  contracts.............     303,270      254,786      700,181   398,074    579,684   2,235,995
 Five or more family
  residential and
  nonresidential first
  mortgages and
  contracts.............      68,069       20,558       34,770    13,697      9,961     147,055
 Second mortgages.......         165          128          265        68         18         644
Non-mortgage loans:
 Consumer...............      80,726       10,595       22,513     6,386      2,358     122,578
 Commercial.............       2,092          657          260        46        --        3,055
 Investments and
  interest bearing
  deposits..............     266,705        5,696        4,836     2,009     12,935     292,181
Premiums (discounts) and
 deferred loan fees,
 net....................      16,100        7,872        9,314     4,277     20,585      58,148
                          ----------   ----------   ----------  --------   --------  ----------
Total rate sensitive
 assets.................   3,310,043    2,777,488    1,375,405   611,345    653,050   8,727,331
                          ----------   ----------   ----------  --------   --------  ----------
LIABILITIES:
 Fixed maturity
  deposits..............     620,344    1,584,419      989,452   398,472     87,228   3,679,915
 NOW, Super NOW, and
  other transaction
  accounts..............      35,344       31,810       57,257    45,806    183,223     353,440
 Money market deposit
  accounts..............     544,872          --           --        --         --      544,872
 Passbook accounts......      32,927       29,634       53,342    42,673    170,694     329,270
 FHLB advances..........   1,899,950      361,932      113,256       --       2,000   2,377,138
 Other borrowings.......     986,064       96,750          --        --      47,523   1,130,337
                          ----------   ----------   ----------  --------   --------  ----------
Total rate sensitive
 liabilities............   4,119,501    2,104,545    1,213,307   486,951    490,668   8,414,972
Effect of interest rate
 exchange agreements on
 rate sensitive
 liabilities............    (101,000)      10,000      (40,000)  210,000    (79,000)        --
                          ----------   ----------   ----------  --------   --------  ----------
 Total rate sensitive
  liabilities adjusted
  for impact of interest
  rate exchange
  agreements............   4,018,501    2,114,545    1,173,307   696,951    411,668   8,414,472
                          ----------   ----------   ----------  --------   --------  ----------
Maturity gap............  $ (708,458)  $ (662,943)  $  202,098  $(85,606)  $241,382  $  312,359
                          ==========   ==========   ==========  ========   ========  ==========
Gap as a percent of
 total assets...........       (7.86)%       7.36%        2.24%     (.95)%     2.68%
                          ==========   ==========   ==========  ========   ========
Cumulative maturity
 gap....................  $ (708,458)  $  (45,515)  $  156,583  $ 70,977   $312,359
                          ==========   ==========   ==========  ========   ========
Cumulative gap as a
 percent of total
 assets.................       (7.86)%       (.50)%       1.74%      .79%      3.47%
                          ==========   ==========   ==========  ========   ========

  In preparing the table above, it has been assumed that (i) balloon and adjustable-rate first mortgage loans will prepay at a rate of 18% per year,
(ii) fixed-rate first mortgage loans on residential properties of five or more units and nonresidential properties will prepay at a rate of 10% per year,
(iii) fixed maturity deposits will not be withdrawn prior to maturity, (iv) passbook and NOW accounts will be withdrawn at a rate of approximately 10% in each of the first two periods and at other assumed rates ranging from 20% to 100% thereafter, (v) fixed-rate mortgage loans on one- to four-family residences with terms to maturity of 10 years or less will prepay at a rate of 20% per year, (vi) second mortgage loans on one- to four-family residences will prepay at a rate of 30% per year, and (vii) fixed-rate first mortgage loans on one- to four-family residential properties with remaining terms to maturity of over 10 years will prepay annually as follows:

                                                     PREPAYMENT ASSUMPTIONS
                                                     --------------------------
   MORTGAGE LOAN                                      OVER 10 TO     20 YEARS
   INTEREST RATE                                       20 YEARS      AND OVER
   -------------                                     ------------   -----------
   Less than 8%.....................................         20.00         20.00
   8 to 10%.........................................         24.00         24.00
   10 to 12%........................................         23.00         23.00
   12 to 14%........................................         23.00         23.00
   14 to 16%........................................         23.00         23.00
   16% and over.....................................         23.00         23.00

  The above assumptions do not necessarily indicate the impact of general interest rate movements. Accordingly, certain assets and liabilities indicated as repricing within a stated period may in fact reprice at different times and at different rate levels.

  The amounts in the table could be significantly effected by external factors, such as prepayment rates other than those assumed, early withdrawals of deposits, changes in the correlation of various interest-bearing instruments, and competition. Additionally, decisions by the Company to sell assets, retire debt, or cancel interest rate exchange arrangements early would also change the maturity/repricing and spread relationships.

LIQUIDITY AND CAPITAL RESOURCES

  OTS regulations require federally insured savings institutions to maintain a specified ratio (presently 5.0%) of cash and short-term United States Government, government agency, and other specified securities to net withdrawable accounts and borrowings due within one year. The Company has maintained liquidity in excess of required amounts having had ratios of 5.64%, 5.91%, and 6.04% at December 31, 1995, 1994, and 1993, respectively.

  The Company's cash flows are comprised of cash flows from operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on investments (principally loans and mortgage-backed securities) less interest paid on deposits and other short-term borrowings, were $41.5 million for the year ended December 31, 1995. Net cash related to investing activities, consisting primarily of purchases of mortgage-backed securities held to maturity and available for sale and originations and purchases of loans, offset by principal repayments on mortgage-backed securities and loans and sales of mortgage-backed securities available for sale, utilized $381.9 million for the year ended December 31, 1995. Net cash related to financing activities, consisting of proceeds, net of repayments, from FHLB advances, proceeds from securities sold under agreements to repurchase and excess of savings deposits withdrawals over receipts, provided $333.7 million for the year ended December 31, 1995.

  At December 31, 1995, the Company had commitments outstanding to originate fixed-rate mortgage loans of approximately $54.0 million and adjustable-rate mortgages of approximately $45.5 million. At December 31, 1995, the Company had outstanding commitments to purchase adjustable-rate mortgage loans of approximately $123.3 million. At December 31, 1995, the Company had outstanding commitments to purchase and sell mortgage-backed securities of approximately $329.1 million and $178.9 million, respectively. The Company expects to satisfy such commitments through its primary source of funds.

  OTS regulations impose various restrictions or requirements on associations with respect to their ability to pay dividends or make other distributions of capital. The OTS utilizes a three-tiered approach to permit associations, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account. Tier 1 associations, which are associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year up to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core, or total capital exceeds its fully phased-in capital requirement, as measured at the beginning of the calendar year. As of December 31, 1995, the Bank's excess capital over its fully phased-in core capital requirement was approximately $206.1 million. The Company is also subject to Delaware law which limits dividends to an amount equal to the excess of a corporation's net assets over paid-in capital or, if there is no excess, to its net profits for the current and immediately preceding fiscal year. See "Business of Roosevelt Financial Group, Inc.--Regulation--Limitations on Dividends and Other Capital Distributions."

  Certain liquidity risks are inherent in asset/liability management. Such risks include, among others, changes in interest rates, which can cause margin calls or collateral calls on reverse repurchase agreements and mortgage-backed bonds, respectively, as a result of changes in the value of collateral, and timing delays when the receipt of interest, principal or repayments on loans and mortgage-backed securities does not correspond with the timing of the funding of the related liability. The Company has implemented policies through which it endeavors to manage these liquidity risks. Liquidity is maintained at levels which exceed the amounts required for regulatory purposes. In addition, a majority of the mortgage-backed bonds issued by the Company utilize a defeasance structure. This feature reduces and stabilizes the amount of collateral that the Company is required to maintain as security for the bonds.

IMPACT OF INFLATION AND CHANGING PRICES

  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do the general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

  The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power over time due to inflation.

ACCOUNTING DEVELOPMENTS

  During October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123 is effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years that begin after December 15, 1994. Roosevelt plans to continue to measure compensation cost using APB 25, therefore the adoption of SFAS No. 123 will not have any impact on the Company's financial condition or results of operations.

  During May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS 122). SFAS 122 requires that an institution which sells or securitizes loans it has originated or purchased and maintains the servicing rights to capitalize the cost of the rights to service such loans. As the Company is not currently selling or securitizing any loans that is has originated or purchased, the aforementioned provision of SFAS 122 will not have any impact on the Company's financial statements. SFAS 122 also requires that an enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS No. 122 should be applied prospectively for fiscal years beginning after December 15, 1995. The Company adopted SFAS No. 122 on January 1, 1996. The Company does not anticipate that this provision will have a significant impact on its financial statements.

  During March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). SFAS 121 provides guidance for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill related both to assets to be held and used and assets to be disposed of. SFAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. SFAS 121 requires long-lived assets and certain identifiable intangibles to be disposed of to be reported at the lower of carrying amount or fair value less costs to sell, except for assets covered by the provisions of APB Opinion No. 30. SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995. The Company does not anticipate that the adoption of SFAS 121 will have a significant impact on its financial statements.

                       SELECTED QUARTERLY FINANCIAL DATA

                                  (UNAUDITED)

                                                       QUARTERS ENDED IN 1996
                                                       -----------------------
                                                        MARCH 31     JUNE 30
                                                       ----------- -----------
                                                       (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
Total interest income................................. $   166,143 $   162,280
Total interest expense................................     119,769     118,984
                                                       ----------- -----------
 Net interest income..................................      46,374      43,296
 Provision for losses on loans........................         300         300
Noninterest income (loss) excluding net gain from
 financial instruments................................       8,177       9,755
Net gain from financial instruments...................         341         521
Noninterest expense...................................      21,718      23,428
                                                       ----------- -----------
Income before income tax expense and extraordinary
 item.................................................      32,874      29,844
Income tax expense (benefit)..........................      11,309      10,116
                                                       ----------- -----------
Net income............................................ $    21,565 $    19,728
                                                       =========== ===========
Net income (loss) attributable to common stock........ $    20,508 $    18,671
                                                       =========== ===========
Primary earnings (loss) per share..................... $      0.48 $      0.44
                                                       =========== ===========
Fully-diluted earnings (loss) per share............... $      0.46 $      0.42
                                                       =========== ===========

                       SELECTED QUARTERLY FINANCIAL DATA

                                  (UNAUDITED)

                                        QUARTERS ENDED IN 1995
                            --------------------------------------------------
                             MARCH 31      JUNE 30     SEPT. 30      DEC. 31
                            -----------  -----------  -----------  -----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest income.....  $   156,436  $   162,576  $   163,920  $   164,863
Total interest expense....      108,123      116,893      120,700      120,717
                            -----------  -----------  -----------  -----------
  Net interest income.....       48,313       45,683       43,220       44,146
Provision for losses on
 loans....................         (300)        (300)        (300)        (300)
Noninterest income (loss)
 excluding net gain (loss)
 from financial
 instruments..............      (19,480)       7,443        8,872        6,241
Net gain (loss) from
 financial instruments....      (32,804)     (22,935)       1,620       (4,097)
Noninterest expense.......      (21,493)     (21,740)     (20,875)     (23,558)
Income (loss) before
 income tax expense and
 extraordinary item.......      (25,764)       8,151       32,537       22,432
Income tax expense
 (benefit)................       (9,589)       2,291       11,040        6,516
                            -----------  -----------  -----------  -----------
Net income (loss).........  $   (16,175) $     5,860  $    21,497  $    15,916
                            ===========  ===========  ===========  ===========
Net income (loss)
 attributable to common
 stock....................  $   (17,247) $     4,803  $    20,440  $    14,859
                            ===========  ===========  ===========  ===========
Primary earnings (loss)
 per share................  $     (0.43) $      0.12  $      0.50  $      0.37
                            ===========  ===========  ===========  ===========
Fully-diluted earnings
 (loss) per share.........  $     (0.43) $      0.12  $      0.47  $      0.35
                            ===========  ===========  ===========  ===========
                                        QUARTERS ENDED IN 1994
                            --------------------------------------------------
                             MARCH 31      JUNE 30     SEPT. 30      DEC. 31
                            -----------  -----------  -----------  -----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest income.....  $   120,246  $   129,990  $   138,263  $   144,787
Total interest expense....       76,705       82,879       90,712       97,278
                            -----------  -----------  -----------  -----------
  Net interest income.....       43,541       47,111       47,551       47,509
Provision for losses on
 loans....................         (150)     (11,682)        (300)        (300)
Noninterest income
 excluding net gain (loss)
 from financial
 instruments..............        5,559        7,612        7,249        7,496
Net gain (loss) from
 financial instruments....        1,627      (33,485)       2,553       18,645
Noninterest expense.......      (23,634)     (45,711)     (20,731)     (20,919)
Provision for real estate
 losses...................         (839)      (3,742)         --           --
                            -----------  -----------  -----------  -----------
Income (loss) before
 income tax expense and
 extraordinary item.......       26,104      (39,897)      36,322       52,431
Income tax expense
 (benefit)................        9,039      (13,165)      12,393       17,117
                            -----------  -----------  -----------  -----------
Income (loss) before
 extraordinary item.......       17,065      (26,732)      23,929       35,314
Extraordinary item........          --        (7,849)         --           --
                            -----------  -----------  -----------  -----------
Net income (loss).........  $    17,065  $   (34,581) $    23,929  $    35,314
                            ===========  ===========  ===========  ===========
Net income (loss)
 attributable to common
 stock....................  $    15,866  $   (35,484) $    22,987  $    34,243
                            ===========  ===========  ===========  ===========
Primary earnings per
 share:
  Income (loss) before
   extraordinary item.....  $      0.49  $     (0.71) $      0.57  $      0.84
  Extraordinary item......          --         (0.20)         --           --
                            -----------  -----------  -----------  -----------
    Net income (loss).....  $      0.49  $     (0.91) $      0.57  $      0.84
                            ===========  ===========  ===========  ===========
Fully-diluted earnings per
 share:
  Income (loss) before
   extraordinary item.....  $      0.42  $     (0.71) $      0.53  $      0.77
  Extraordinary item......          --         (0.20)         --           --
                            -----------  -----------  -----------  -----------
    Net income (loss).....  $      0.42  $     (0.91) $      0.53  $      0.77
                            ===========  ===========  ===========  ===========

  See above discussion of impairment charge on certain mortgage-backed securities during the quarter ended March 31, 1995 in "Results of Operations."

  See above discussion of the merger-related expenses recorded during the quarter ended June 30, 1994 in connection with the Farm & Home acquisition in "Results of Operations."

  Selected Quarterly Financial Data for all quarters of 1994 and 1995 have been restated to reflect the cessation of deferral accounting, from the inception of the hedge in March 1994, with respect to then existing financial futures contracts utilized to reduce the interest rate risk of certain mortgage-backed securities in the Company's available for sale portfolio. See
Note 15 of "Financial Statements of Roosevelt Financial Group, Inc.-- Consolidated Financial Statements and Independent Auditor's Report for the Years Ended December 31, 1993, 1994 and 1995"and "--Results of Operations" for further discussion.

        COMPARISON OF THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995

RESULTS OF OPERATIONS

 Net Income

  The Company recorded net income totaling $19.7 million for the three month period ended June 30, 1996 as compared to $5.9 million for the three month period ended June 30, 1995. Net income on a fully diluted per share basis was $0.42 for the three month period ended June 30, 1996 as compared to $0.12 for the same period in 1995. Net income for the three month period ended June 30, 1995 was impacted by the recognition of losses resulting from the mark to market of the Company's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio totaling $27.8 million.

  The Company recorded net income totaling $41.3 million for the six month period ended June 30, 1996 as compared to a net loss totaling $10.3 million for the six month period ended June 30, 1995. Net income on a fully diluted per share basis was $0.88 for the six month period ended June 30, 1996 as compared to a loss on a fully diluted per share basis of $0.31. Net income for the six month period ended June 30, 1995 was impacted by the recognition of losses resulting from the mark to market of the Company's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio to totaling $61.7 million. Net income for June 30, 1995 was also negatively impacted by $27.1 million of unrealized losses on impairment of certain mortgage-backed securities. For a discussion of the issues relating to financial futures positions see Note 1 of "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements for the Three and Six Months Ended June 30, 1996. For a discussion of the issues relating to the unrealized losses see "--Unrealized Losses on Impairment of Mortgage-Backed Securities Held to Maturity".

 Interest Income

  Interest income decreased $296,000 to $162.3 million for the three month period ended June 30, 1996 as compared to $162.6 million for the three month period ended June 30, 1995. Interest income on loans increased $11.5 million primarily as a result of an increase in the average balance of loans from $3.2 billion for the three months ended June 30, 1995 to $3.9 billion for the three months ended June 30, 1996 which was partially offset by a decline in the average yield on such loans from 7.68% for the three months ended June 30, 1995 to 7.54% for the three months ended June 30, 1996. The increase in the average balance of loans is primarily attributable to the Company's continuing efforts to originate a greater portion of its assets in the form of mortgage and consumer loans, as well as strong demand for such loans in the Company's retail markets. The slight decrease in the average yield of the Company's loan portfolio resulted from continuing prepayments of higher yielding loans with such loans being replaced with loans carrying low introductory rates, which until they adjust provide a relatively low spread to the marginal cost of funds. Interest income on securities available for sale decreased $9.3 million primarily as a result of a decrease in the average balance of such securities outstanding by approximately $477.0 million when comparing the 1996 period to the 1995 period. The decrease of the Company's available for sale portfolio to partially fund the above mentioned loan growth is consistent with the Company's retail strategy. Interest income from securities held to maturity decreased $2.5 million when comparing the three month period ended June 30, 1996 period to the same 1995 period primarily due to declining yields received on such securities to 6.91% for the 1996 period from 7.12% for the 1995 period. The decrease in yields received on the Company's held to maturity portfolio was primarily attributable to heavy prepayments which not only claimed some of the portfolios higher yielding assets but also resulted in accelerated premium amortization.

  Interest income increased $9.4 million to $328.4 million for the six month period ended June 30, 1996 as compared to $319.0 million for the six month period ended June 30, 1995. Interest income on loans increased $24.5 million primarily as a result of an increase in the average balances of loans from $3.2 billion for the six months ended June 30, 1995 to $3.8 billion for the six months ended June 30, 1996 and to a lesser extent because of a slight increase in the average yields received on such loans from 7.58% to 7.63%. The increase in the average balances of loans is primarily attributable to the Company's continuing efforts to originate a greater portion of its assets in the form of mortgage and consumer loans, as well as strong demand for such loans in the Company's retail markets. Interest income on securities available for sale decreased $17.2 million primarily as a result of a decrease in the average balance of such securities outstanding by approximately $477.7 million when comparing the six month period ended June 30, 1996 to the same period in 1995. The decrease of the Company's available for sale portfolio to partially fund the above mentioned loan growth is consistent with the Company's retail strategy. Interest income from securities held to maturity increased $1.9 million when comparing the six month period ended June 30, 1996 to the same period in 1995. Such increase was due primarily to an increase in the yields received on such securities from 6.96% to 7.04%.

 Interest Expense

  Interest expense increased $2.1 million to $119.0 million for the three month period ended June 30, 1996 as compared to $116.9 million for the same period in 1995. Interest expense on deposits increased $2.7 million when comparing the three month period ended June 30, 1996 to the same 1995 period. Such increase was a result of an increase in the average balance of deposits from $4.8 billion for the three months ended June 30, 1995 to $4.9 billion for the three months ended June 30, 1996 and an increase in the average rates paid on those deposits for the same time periods from 5.03% to 5.39%. The increase in the average balance of deposits is consistent with and results from the Company's retail strategy, while the increase in the average rates paid on such deposits is necessitated by intense competition in the Company's market areas. Despite this intense competition, retail deposits remain an attractively priced source of funds compared to non-retail alternatives. Interest expense on other borrowings, which is mainly comprised of securities sold under agreements to repurchase and advances from the Federal Home Loan Bank, decreased overall $3.8 million when comparing the three month period ended June 30, 1996 to the same period in 1995. Such decrease resulted from a decrease in the average rates paid on these borrowings from 6.04% to 5.48% and was partially offset by a slight increase in the average balances of these borrowings of $98.1 million during the period. The decrease in the average rates paid on the Company's other short-term borrowings is primarily attributable to the Federal Reserve Board's reduction of short-term interest rates in December 1995 and January 1996. Interest expense on interest rate exchange agreements increased $3.2 million for the 1996 period when compared to the 1995 period. Approximately $1.7 million of such increase was the result of decreased amortization in the current period of deferred gains on terminated interest rate exchange agreements. Such deferred gains which were being amortized in the three month period ended June 30, 1995, thus reducing interest expense, were fully amortized prior to the current three month period, thereby causing interest expense on a comparative quarter over quarter basis to increase. The remaining $1.5 million increase in interest rate exchange agreement expense for 1996 when compared to 1995 is due primarily to a decrease of approximately 40 basis points in the variable rates received on such agreements resulting principally from the Federal Reserve Board's decision to reduce short-term interest rates in December 1995 and January 1996.

  Interest expense increased $13.7 million to $238.8 million for the six month period ended June 30, 1996 as compared to $225.0 million for the same period in 1995. Interest expense on deposits increased $9.5 million when comparing the six month period ended June 30, 1996 to the same 1995 period. Such increase was primarily the result of an increase in the average rates paid on deposits from 4.78% for the six moths ended June 30, 1995 to 5.42% for the six months ended June 30, 1996 and to a lesser extent an increase in the average balances of such deposits for the same time periods from $4.8 billion to $4.9 billion. The explanations of the increases in both average rates paid and average balances for the six month periods are the same as those described above for the three month periods. Interest expense on other borrowings, which is mainly comprised of securities sold under agreements to repurchase and advances from the Federal Home Loan Bank, decreased overall $3.7 million when comparing the six month period ended June 30, 1996 to the same period in 1995. Such decrease resulted from a decrease in the average rates paid on such borrowings from 5.96% to 5.52%, partially offset by a slight increase in the average balances of these borrowings of $149.1 million during the period. The decrease in the average rates paid on the Company's other short-term borrowings is primarily attributable to the Federal Reserve Board's reduction of short-term interest rates in December 1995 and January 1996. Interest expense on interest rate exchange agreements increased $8.0 million for the 1996 period when compared to the 1995 period. Approximately $4.0 million of such increase was a result of decreased amortization of deferred gains in the current period on terminated interest rate exchange agreements. Such deferred gains which were being amortized in the six month period ended June 30, 1995, thus reducing interest expense, were fully amortized prior to the current six month period, thereby causing interest expense on a comparative six month period to increase. The remaining $4.0 million increase in interest rate exchange agreement expense for 1996 when compared to 1995 is due primarily to a decrease of approximately 60 basis points in the variable rates received on such agreements resulting principally from the Federal Reserve Board's reduction in short-term interest rates in December 1995 and January 1996.

 Average Balances, Interest Rates and Yields

  The following table presents at the date and for the periods indicated the Company's average interest-earning assets, average interest-bearing liabilities, interest income and expense and average rates earned and paid. Average rates earned and paid are derived by dividing income or expense by the average balance of assets and liabilities, respectively.

                                        THREE MONTHS ENDED JUNE 30,
                            ---------------------------------------------------
                                      1996                      1995
                            ------------------------- -------------------------
                                     INTEREST AVERAGE          INTEREST AVERAGE
                            AVERAGE  INCOME/   RATE   AVERAGE  INCOME/   RATE
                            BALANCE  EXPENSE     %    BALANCE  EXPENSE     %
                            -------- -------- ------- -------- -------- -------
                                           (DOLLARS IN MILLIONS)
Assets:
  Cash equivalents......... $   27.0  $  0.3    5.01% $   17.6  $  0.3    5.79%
  Securities available for
   sale(1).................  1,424.0    25.6    7.19   1,901.0    34.9    7.34
  Securities held to
   maturity................  3,647.1    63.1    6.91   3,685.1    65.6    7.12
  Loans(2)(3)..............  3,886.4    73.3    7.54   3,219.1    61.8    7.68
                            --------  ------          --------  ------
    Total interest-earning
     assets................  8,984.5  $162.3    7.22%  8,822.8  $162.6    7.37%
                                      ------                    ------   -----
  Other assets.............    427.2                     313.1
                            --------                  --------
                            $9,411.7                  $9,135.9
                            ========                  ========
Liabilities:
 Deposits:
  NOW and money market
   accounts(4)............. $  984.1  $  8.4    3.40% $  828.3  $  5.9    2.86%
  Passbook savings
   deposits................    309.4     1.8    2.30     355.5     2.0    2.29
  Time deposits(4).........  3,640.2    56.3    6.19   3,636.4    52.7    5.79
                            --------  ------          --------  ------
                             4,933.7    66.5    5.39   4,820.2    60.6    5.03
Borrowings:
  Securities sold under
   agreement to
   repurchase..............  1,055.3    14.2    5.39   1,523.4    23.0    6.03
Advances from FHLB.........  2,691.9    37.1    5.51   2,125.7    32.1    6.05
Other borrowings...........     47.6     1.2   10.25      47.5     1.2   10.28
                            --------  ------          --------  ------
    Total interest-bearing
     liabilities...........  8,728.5  $119.0    5.45%  8,516.8  $116.9    5.49%
                                      ------   -----            ------   -----
Other liabilities..........    170.5                     174.1
                            --------                  --------
                             8,899.0                   8,690.9
Stockholders' equity:          512.7                     445.0
                            --------                  --------
    Total liabilities and
     stockholders' equity.. $9,411.7                  $9,135.9
                            ========                  ========
Net interest income........           $ 43.3                    $ 45.7
                                      ======                    ======
Interest rate spread.......                     1.77%                     1.88%
                                               =====                     =====
Effective net spread.......                     1.93%                     2.07%
                                               =====                     =====

                                         SIX MONTHS ENDED JUNE 30,
                            ---------------------------------------------------
                                      1996                      1995
                            ------------------------- -------------------------
                                     INTEREST AVERAGE          INTEREST AVERAGE
                            AVERAGE  INCOME/   RATE   AVERAGE  INCOME/   RATE
                            BALANCE  EXPENSE     %    BALANCE  EXPENSE     %
                            -------- -------- ------- -------- -------- -------
                                           (DOLLARS IN MILLIONS)
Assets:
  Cash equivalents......... $   25.5  $  0.6    5.07% $   18.1  $  0.5    5.66%
  Securities available for
   sale(1).................  1,493.6    55.0    7.36   1,971.3    72.1    7.31
  Securities held to
   maturity................  3,623.2   127.5    7.04   3,606.5   125.6    6.96
  Loans(2)(3)..............  3,808.9   145.3    7.63   3,185.8   120.8    7.58
                            --------  ------          --------  ------
    Total interest-earning
     assets................  8,951.2  $328.4    7.34%  8,781.7  $319.0    7.27%
                                      ------   -----                     -----
  Other assets.............    405.5                     305.9
                            --------                  --------
                            $9,356.7                  $9,087.6
                            ========                  ========
Liabilities
 Deposits:
  NOW and money market
   accounts(4)............. $  944.5  $ 16.0    3.38% $  838.6  $ 11.3    2.69%
  Passbook savings
   deposits................    315.2     3.6    2.28     368.0     4.2    2.28
  Time deposits(4).........  3,641.7   113.3    6.22   3,627.9   100.0    5.51
                            --------  ------          --------  ------
                             4,901.4   132.9    5.42   4,834.5   115.5    4.78
                            --------  ------          --------  ------
Borrowings:
  Securities sold under
   agreement to
   repurchase..............  1,109.5    30.4    5.49   1,526.9    45.1    5.91
Advances from FHLB.........  2,634.5    73.0    5.54   2,068.0    62.0    6.00
Other borrowings...........     47.6     2.4   10.26      47.5     2.4   10.29
                            --------  ------          --------  ------
    Total interest-bearing
     liabilities...........  8,693.0  $238.7    5.49%  8,476.9  $225.0    5.31%
                                      ------   -----            ------   -----
Other liabilities..........    156.3                     164.2
                            --------                  --------
Stockholder's equity:        8,849.3                   8,641.1
                               507.4                     446.5
                            --------                  --------
    Total liabilities and
     stockholders' equity.. $9,356.7                  $9,087.6
                            ========                  ========
Net interest income........           $ 89.7                    $ 94.0
                                      ======                    ======
Interest rate spread(5)....                     1.85%                     1.96%
                                               =====                     =====
Effective net spread(6)....                     2.00%                     2.14%
                                               =====                     =====

--------
(1) The securities available for sale are included in the following table at historical cost with the corresponding average rate calculated upon historical balances.
(2) Average balances include non accural loans. Interest on such loans is included in interest income upon receipt.
(3) Interest includes amortization of deferred loan fees.
(4) Includes the effect of interest rate exchange agreements.
(5) Equals average rate earned on all assets minus average rate paid on all liabilities.
(6) Net interest income annualized divided by average balances of all interest earning assets.

  At June 30, 1996, the weighted average yield on interest-earning assets was 7.26% and the weighted average cost on interest-bearing liabilities was 5.40%.

  The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to volume and those due to changes in interest rates. For each category of interest income and interest expense, information is provided on changes attributed to (i) changes in volume (i.e., changes in volume multiplied by prior year rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior year volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to the change due to rate.

                               THREE MONTHS ENDED                SIX MONTHS ENDED
                                    JUNE 30,                         JUNE 30,
                                 1996 VS. 1995                    1996 VS. 1995
                         -------------------------------- --------------------------------
                         INCREASE (DECREASE)              INCREASE (DECREASE)
                               DUE TO            TOTAL          DUE TO            TOTAL
                         --------------------   INCREASE  --------------------   INCREASE
                          VOLUME      RATE     (DECREASE)  VOLUME      RATE     (DECREASE)
                         ---------- ---------  ---------- ---------- ---------  ----------
                                            (DOLLARS IN THOUSANDS)
Interest income:
  Loans................. $  12,816  $  (1,341)  $11.475   $  23.618  $     927   $24,545
  Securities available
   for sale.............    (8,747)      (587)   (9,334)    (17,404)       194   (17,210)
  Securities held to
   maturity.............      (663)    (1,858)   (2,521)        631      1,311     1,942
  Other earning assets..       136        (52)       84         210        (76)      134
                         ---------  ---------   -------   ---------  ---------   -------
    Total interest
     income............. $   3,542  $  (3,838)  $  (296)  $   7,055  $   2,356   $ 9,411
                         =========  =========   =======   =========  =========   =======
Interest expense:
  Deposits.............. $   1,372  $   1,343   $ 2,715   $   1,557  $   7,931   $ 9,488
  Securities sold under
   agreements to
   repurchase...........    (7,053)    (1,672)   (8,725)    (12,341)    (2,342)  (14,683)
  Advances from Federal
   Home Loan Bank.......     8,560     (3,625)    4,935      16,988     (6,041)   10,947
  Interest rate exchange
   agreements...........      (354)     3,520     3,166        (571)     8,556     7,985
                         ---------  ---------   -------   ---------  ---------   -------
    Total interest
     expense............ $   2,525  $    (434)  $ 2,091   $   5,633  $   8,104   $13,737
                         ---------  ---------   -------   ---------  ---------   -------
Change in net interest
 income................. $   1,017  $  (3,404)  $(2,387)  $   1,422  $  (5,748)  $(4,326)
                         =========  =========   =======   =========  =========   =======

PROVISION FOR LOSSES ON LOANS

  The provision for losses on loans charged to earnings is based upon management's judgement of the amount necessary to maintain the allowance for loan losses at a level adequate to absorb probable losses. As part of the process for determining the adequacy of the allowance for loan losses, management performs quarterly detailed reviews to identify risks inherent in the loan portfolio and to assess the overall quality of the portfolio as well as to determine the amounts of allowances and provisions to be reported.

  Based on the above mentioned analysis, the provision for losses on loans recorded for the three and six month periods ended June 30, 1996 remained unchanged from the same 1995 periods in the amounts of $300,000 and $600,000, respectively.

NONINTEREST INCOME (LOSS)

 Retail Banking Fees

  Retail banking fees increased $759,000 to $3.5 million for the three month period ended June 30, 1996 compared to $2.7 million for the three month period ended June 30, 1995. Retail banking fees increased $1.4 million to $6.6 million for the six month period ended June 30, 1996 compared to $5.2 million for the six month period ended June 30, 1995. The increases resulted from increased levels of transaction account activities, primarily ATM fees, returned check fees and telephone banking fees.

 Insurance and Brokerage Sales Commissions

  Insurance and brokerage sales commissions decreased to $2.0 million for the three month period ended June 30, 1996 when compared to $2.1 million for the three month period ended June 30, 1995. Insurance and brokerage sales commissions decreased to $3.7 million for the six month period ended June 30, 1996 when compared to $4.1 million for the six month period ended June 30, 1995. The decreases resulted from a decline in the sales of fixed annuities and a resultant change in the mix of sales from principally fixed annuities to a more equal blend of mutual funds and fixed annuities. While overall investment product sales volumes are comparable on a year over year basis, the change in mix, driven by market conditions, to mutual funds, with lower resulting commissions, away from fixed annuity sales caused overall commissions to decline.

 Loan Servicing Fees, Net

  Loan servicing fees, net increased to $2.7 million for the three month period ended June 30, 1996 compared to $2.1 million for the three month period ended June 30, 1995. Loan servicing fees, net increased to $4.7 million for the six month period ended June 30, 1996 compared to $4.1 million for the six month period ended June 30, 1995. Such increases were primarily the result of the acquisition of approximately $2.2 billion of GNMA mortgage servicing during the second quarter of 1996. This purchase increased the total size of Roosevelt's servicing portfolio by greater than 40% to approximately $7.5 billion, or approximately 110,000 loans.

 Net Gain (Loss) from Financial Instruments

  In the conduct of its business operations, the Company has determined the need to sell or terminate certain assets, liabilities, or off-balance sheet positions due to various unforeseen events. Fundamental to the conduct of such sale or termination activities is the effect such transactions will have on the future volatility of the net market value of the Company. Consequently, in pursuing these sale or termination of activities, the Company does not seek net gains in a reporting period to the detriment of earnings in future periods.

  Net gain from financial instruments is summarized as follows:

                                       SIX MONTHS ENDED   THREE MONTHS ENDED
                                           JUNE 30,            JUNE 30,
                                       -----------------  -------------------
                                        1996      1995      1996      1995
                                       -------  --------  --------- ---------
                                                 (IN THOUSANDS)
Mark to market of financial futures
 contracts............................ $   --   $(27,752) $    --   $ (61,704)
Mortgage-backed securities available
 for sale.............................   4,342     7,567     7,432     11,545
Options expense.......................  (3,821)   (2,750)   (6,570)    (5,580)
                                       -------  --------  --------  ---------
                                       $   521  $(22,935) $    862  $  55,739
                                       =======  ========  ========  =========

MARK TO MARKET OF FINANCIAL FUTURES CONTRACTS

  During the three month and six month periods ended June 30, 1995 losses of $27.8 million and $61.7 million, respectively resulted from the mark to market of the Company's financial futures positions used to reduce the interest rate risk of certain mortgage-backed securities in the available for sale portfolio. For further discussion see Note 1 of "Financial Statements of Roosevelt Financial Group, Inc.--Consolidated Financial Statements for the Three and Six Months Ended June 30, 1996."

UNREALIZED LOSSES ON IMPAIRMENT OF MORTGAGE-BACKED SECURITIES HELD TO MATURITY

  The Company purchased ownership interests in ten pools of privately issued adjustable rate mortgage-backed securities issued in 1989 through 1991 by Guardian Savings and Loan Association ("Guardian"). All of such Guardian pools in which the Company purchased and currently holds an ownership interest were rated AA or AAA by Standard & Poors and Aa2 or Aaa by Moodys, at the date of issuance of the securities.

  Guardian issued their securities with several classes available for purchase. Certain classes are subordinate to the position of senior classes in that such subordinate classes absorb all credit losses and must be completely eliminated before any losses flow to senior position holders. The Guardian securities purchased by the Company (the "Guardian Securities") were purchases of the most senior positions, thus intended to be protected by the subordination credit enhancement feature.

  Guardian was placed in conservatorship on June 21, 1991 by the Office of Thrift Supervision, which appointed the Resolution Trust Corporation ("RTC") as conservator. Subsequent to the conservatorship, the RTC replaced Guardian as the servicer for the loans underlying the securities. Effective November 1994, Bank of America assumed servicing responsibilities from the RTC. Guardian was a niche player in the California mortgage market whose lending decisions relied more on the value of the mortgaged property and the borrower's equity in the property and less on the borrower's income and credit standing. All collateral underlying the Guardian Securities have the following loan pool characteristics:

  . First lien, 30 year, six month adjustable rate loans tied to either the cost of funds index, one year constant maturity treasury rate, or LIBOR.

  .  100% of the loans were originated in California.

  . The weighted average loan to value ratio at origination was approximately 66%.

  Beginning in mid-1993 and continuing currently, the loan pools backing the securities have been affected by high delinquency and foreclosure rates, and higher than anticipated losses on the ultimate disposition of real estate acquired through foreclosure ("REO"). This has resulted in rating agency downgrades, principally in 1994 and again in 1995 and 1996 to the current ratings reflected in the tables below and substantial deterioration in the amount of the loss absorption capacity provided by the subordinated classes.

  At December 31, 1994 and March 31, 1995, the Guardian securities owned by the Company were performing according to their contractual terms, and all realized losses from the disposition of REO were being absorbed by the subordinate classes (or in the case of Pool 1990-7 at March 31, 1995, by unamortized purchase discounts). However, to the extent that subsequent to March 31, 1995, the pools continue to realize losses on the disposition of REO at levels comparable to the then current rate, the remaining balances of the subordinate classes may not be adequate to protect the Company from incurring some credit losses on certain of its ten pools. As a result of this deterioration and the continuing receipt of subsequent information, the Company determined that the underlying investments represented by seven pools in which, subsequent to March 31, 1995, the subordination protection has been either totally eliminated or has become potentially inadequate should be considered "other than temporarily" impaired under the provisions of Statement of Financial Accounting Standards No. 115. As a result of this determination, the Company recorded a $22.0 million pre-tax write-down ($14.4 million after tax or approximately $0.32 per share) for the three months ended March 31, 1995 to reflect the impairment of these seven pools. The amount of the write-down was based on discounted cash flow analyses performed by management (based upon assumptions regarding delinquency levels, foreclosure rates and loss ratios on REO disposition in the underlying portfolio). Discounted cash flow analyses were utilized to estimate fair value due to the absence of a ready market for the Guardian Securities.

  In addition to the Guardian Securities discussed above, the Company has an investment of approximately $4.9 million at June 30, 1996 after the write-down discussed below, in another private issuer mortgage-backed security, LB Multifamily Mortgage Trust Series 1991-4 ("Lehman 91-4"), possessing similar performance characteristics to the Guardian Securities that has also been determined to be other than temporarily impaired. Accordingly, the Company recorded a $5.1 million pre-tax write-down ($3.4 million after tax or approximately $0.08 per share) to reflect the impairment of this security at March 31, 1995.

  Management believes that these write-downs are adequate based upon its evaluation.

  As reflected in the following table, the Company's remaining investment at June 30, 1996 in the Guardian Securities is approximately $62.3 million, after the desecuritization of Guardian Pool 1990-9 discussed below:

                                                                 (IN MILLIONS)
   Investment in Guardian Securities, March 31, 1995............    $118.9
   Purchase of remaining senior position of Pool 1990-9.........        .6
   Net principal payments received..............................     (23.6)
   Desecuritization of Guardian Pool 1990-9 (see discussion on
    following page).............................................     (33.6)
                                                                    ------
   Investment in Guardian Securities, June 30, 1996.............    $ 62.3
                                                                    ======

  Subsequent to March 31, 1995, the date of the impairment charge, through June 30, 1996 the following events have occurred with respect to the Guardian Securities and Lehman 91-4.

  . During the quarter ended June 30, 1995, the Company completed its planned desecuritization of Guardian Pool 1990-9 and has assumed servicing of the underlying whole loans and REO properties received through the desecuritization. As a result of this process, $1.1 million representing principal, interest and servicing related funds advanced by previous servicers to certificate holders on properties which were in REO at the time of the desecuritization was reimbursed to the servicer, $28.8 million was transferred to mortgage loans and $2.7 million (net of $4.9 million of charge-offs discussed below) was transferred to residential REO. REO properties and properties in foreclosure were written down $4.9 million to their estimated fair values by charges to existing unallocated REO reserves ($1.4 million) and loan loss reserves ($1.8 million) and to existing unamortized purchase discounts ($1.7 million).

  . As expected, there were several additional rating agency downgrades, principally related to those Guardian pools that are no longer protected by remaining credit enhancement and which had been determined to be other than temporarily impaired and written down to estimated fair value by the Company during the quarter ended March 31, 1995.

  . As expected, based on the low levels remaining at March 31, 1995, the subordination protection related to Guardian Pools 1990-1, 1990-2, 1990-4, 1990-5 and Lehman 1991-4 was fully absorbed.

  . The remaining two pools Guardian 89-11, and 90-8, determined at March 31, 1995 to be other than temporarily impaired and written down to estimated fair value, continue to perform according to their contractual terms and are protected by remaining subordination of 10.44% and 5.62%, respectively, of the remaining unpaid principal balances of the pools. Such remaining subordination percentages compare to original subordination percentages of 8.50% and 14.00%, respectively.

  . The two remaining Guardian pools (89-10 and 91-2), which are not considered to be other than temporarily impaired, continue to perform according to their contractual terms and are protected by remaining subordination of 11.70% and 20.89%, respectively. These remaining subordination levels compare to 8.50% and 17.00%, respectively, at the date of issuance of the securities.

  . $23.6 million in net principal payments have been received since March 31, 1995.

  Accordingly, at June 30, 1996, management continues to believe that the recorded investment in the above mentioned Guardian and Lehman pools is recoverable.

  Presented below is information at June 30, 1996 relating to the Company's investment in the Guardian pools, segregated between the seven pools determined to be other than temporarily impaired and the two pools which, in the opinion of management, continue to be adequately protected from loss through substantial remaining subordination. The immediately succeeding table also includes information related to Lehman 91-4 which has been determined to be other than temporarily impaired.

            POOLS DETERMINED TO BE OTHER THAN TEMPORARILY IMPAIRED

                                 JUNE 30, 1996

                                                        SUBORDINATION AS A
                                                            PERCENT OF                 REGARDING ROOSEVELT'S
                                        RATING             POOL BALANCE                      INTERESTS
                                ----------------------- ----------------------   ---------------------------------
                                                                                                                   PERCENT OF
                                                                                                                     POOLS
                                                                                                                   CURRENT OR
                                                                                                                   LESS THAN
                        ISSUE                                                    ORIGINAL PAR REMAINING REMAINING   90 DAYS
POOL NUMBER              DATE   AGENCY AT ISSUE CURRENT AT ISSUE     CURRENT       AT ISSUE      PAR    INVESTMENT DELINQUENT
-----------            -------- ------ -------- ------- ---------    ---------   ------------ --------- ---------- ----------
GUARDIAN POOLS
89-11................. 11/30/89 S & P    AA      CCC          8.50%       10.44%   $ 33,750    $ 7,626   $ 5,670       72%
                                Moody    Aa2     B1
90-1..................  1/30/90 S & P    AA      CC           8.50%         --        3,000        725       529       74%
                                Moody    Aa2     B3
90-2..................  2/27/90 S & P    AA      D            8.50%         --       27,500      6,271     4,489       78%
                                Moody    Aa2     Caa
90-4..................  4/30/90 S & P    AA      D            8.75%         --       46,428     12,173     9,097       69%
                                Moody    Aa2     Caa
90-5..................  5/31/90 S & P    AA      D            8.75%         --       45,000     13,623    10,989       75%
                                Moody    Aa2     Caa
90-7..................  7/25/90 S & P    AA      D            8.75%         --       68,025     19,042    14,031       71%
                                Moody    Aa2     Caa
90-8..................  9/21/90 S & P    AAA     CCC         14.00%        5.62%     15,000      4,436     3,266       71%
                                Moody    Aaa     B3
                                                                                   --------    -------   -------
Total Guardian........                                                             $238,703    $63,896   $48,071
                                                                                   ========    =======   =======
LEHMAN POOL
91-4..................  7/30/91 S & P    AA      CCC-        23.00%         --     $ 14,000    $ 9,483   $ 4,898       78%
                                Moody    Aa3     Caa
                                                                                   ========    =======   =======

                            (DOLLARS IN THOUSANDS)

   GUARDIAN POOLS DETERMINED TO BE ADEQUATELY PROTECTED BY REMAINING CREDIT
                                  ENHANCEMENT

                                 JUNE 30, 1996
                            (DOLLARS IN THOUSANDS)

                                                           SUBORDINATION
                                                                AS A                                         PERCENT OF
                                                             PERCENT OF                REGARDING               POOLS
                                          RATING            POOL BALANCE         ROOSEVELT'S INTERESTS       CURRENT OR
                                  ----------------------- ---------------- --------------------------------- LESS THAN
                          ISSUE                                            ORIGINAL PAR REMAINING REMAINING   90 DAYS
POOL NUMBER                DATE   AGENCY AT ISSUE CURRENT AT ISSUE CURRENT   AT ISSUE      PAR    INVESTMENT DELINQUENT
-----------              -------- ------ -------- ------- -------- ------- ------------ --------- ---------- ----------
89-10................... 10/27/89 S & P    AA      BBB-     8.50%   11.70%   $ 9,000     $ 1,571   $ 1,587       75%
                                  Moody    Aa2     B3
91-2....................  3/28/91 S & P    AA      BBB     17.00%   20.89%    39,831      12,675    12,675       73%
                                  Moody    Aaa     Baa3
                                                                             -------     -------   -------
Totals..................                                                     $48,831     $14,246   $14,262
                                                                             =======     =======   =======

NONINTEREST EXPENSE

  General and Administrative Expense. General and administrative expense increased $1.7 million to $23.4 million for the three month period ended June 30, 1996 as compared to $21.7 million for the three month period ended June 30, 1995. Such increase was due primarily to a $2.1 million increase in compensation and employee benefits and a $481,000 increase in other noninterest expense which was partially offset by a $945,000 decrease in federal insurance premiums. The increases in compensation and employee benefits and other noninterest expense is primarily attributable to increased costs associated with the mobilization of the Bank's retail efforts. The decrease in Federal insurance premiums resulted from reductions in the rates charged by the Federal Deposit

Insurance Corporation on the Company's deposits insured by both the Bank Insurance Fund and the Savings Association Insurance Fund.

  General and administrative expense increased $1.9 million to $45.1 million for the six month period ended June 30, 1996 as compared to $43.2 million for the six month period ended June 30, 1995. Such increase was due primarily to a $3.3 million increase in compensation and employee benefits and a $688,000 increase in other noninterest expense which was partially offset by a $1.8 million decrease in federal insurance premiums. The explanations of the fluctuations are the same as those described above for the three month periods.

FINANCIAL CONDITION

  Total assets increased $314.7 million or 3.5% to $9.3 billion at June 30, 1996 from $9.0 billion at December 31, 1995. As a result of the Company's focus on retail asset generation loans increased $438.8 million. During the six month period ended June 30, 1996 the Bank originated $661.0 million in loans and purchased $273.0 million in loans. These increases were offset by principal repayments totaling $486.0 million. Securities available for sale decreased $252.7 million primarily as a result of principal repayments and sales of such securities totaling $667.8 million exceeding purchases which totaled $432.2 million. Securities held to maturity decreased approximately $15.8 million as a result of principal repayments exceeding purchases. Other assets increased primarily as a result of payments for purchased mortgage servicing rights totaling $36.1 million and fees paid for interest rate cap agreements totaling $49.3 million.

  Total liabilities increased $295.3 million or 3.5% to $8.8 billion at June 30, 1996 from $8.5 billion at December 31, 1995, principally the result of increases in retail deposits and other short-term borrowings (Federal Home Loan Bank advances and securities sold under agreements to repurchase) of $87.9 million and $233.6 million, respectively.

  On July 31, 1996, the Company redeemed early, at par, its 9.5% subordinated debentures in the amount of $28,750,000. The debentures which were issued in 1992 were otherwise set to mature August 1, 2002. As a result of such redemption the Company will record an extraordinary charge to net income, net of taxes, of approximately $500,000 in the three month period ended September 30, 1996. Such extraordinary loss relates to the write-off of the remaining unamortized discount attributable to the issuance of the subordinated debentures.

ASSET QUALITY

  The following table sets forth the amounts and categories of non-performing assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful. Troubled debt restructurings involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets include assets acquired in settlement of loans. "Other than temporarily impaired" mortgage-backed securities represent private issuer mortgage-backed securities that have been determined to be "other than temporarily impaired" under the provisions of Statement of Financial Accounting Standards No. 115 and for which the previously existing credit enhancement support, in the form of subordination, has been totally absorbed and therefore any future losses will flow directly to the Company as a senior position holder. These securities were issued with several classes available for purchase. Certain classes are subordinate to the position of senior classes in that such subordinate classes absorb all credit losses and must be completely eliminated before any losses flow to senior position holders. The securities purchased by the Company were purchases of the most senior positions, thus intended to be protected by the subordination credit enhancement feature. In an attempt toward a conservative presentation, the Company includes the entire estimated fair value of these securities (approximately 77% of the unpaid principal balances at June 30, 1996) in this table when the credit enhancement, in the form of subordination, is exhausted even though a substantial portion of the underlying loans (approximately 72% at June 30, 1996) are either current or less than 90 days delinquent. In addition, the remaining amount of "other than temporarily impaired" mortgage-backed securities that continue to be protected by remaining credit enhancement, but for which the Company has concluded it is probable that such credit enhancement will be absorbed before the duration of the underlying security, are disclosed in the paragraphs following the table as other potential problem assets. See "--Unrealized Losses on Impairment of Mortgage-Backed Securities Held to Maturity."

                                                          JUNE 30,  DECEMBER 31,
                                                            1996        1995
                                                          --------  ------------
                                                             (IN THOUSANDS)
NONPERFORMING ASSETS
NONACCRUING LOANS:
  Residential............................................ $ 7,563     $ 7,895
  Commercial real estate.................................   1,933       1,415
  Consumer...............................................     304         193
                                                          -------     -------
    Total................................................   9,800       9,503
                                                          -------     -------
ACCRUING LOANS DELINQUENT MORE THAN 90 DAYS:
  Residential............................................  10,160      10,500
                                                          -------     -------
TROUBLED-DEBT RESTRUCTURINGS:
  Commercial real estate.................................      58         661
                                                          -------     -------
FORECLOSED ASSETS:
  Residential............................................   4,403       5,340
  Commercial real estate.................................  10,765      11,483
  Consumer...............................................     119          11
                                                          -------     -------
    Total................................................  15,287      16,834
                                                          -------     -------
    Sub-total............................................  35,305      37,498
                                                          -------     -------
    SUB-TOTAL NONPERFORMING ASSETS AS A PERCENTAGE OF
     TOTAL ASSETS........................................     .38%        .42%
                                                          =======     =======
"OTHER THAN TEMPORARILY IMPAIRED" MORTGAGE-BACKED
 SECURITIES WITH APPROXIMATELY 72% OF THE UNDERLYING
 LOANS EITHER CURRENT OR LESS THAN 90 DAYS DELINQUENT....  44,033      43,429
                                                          -------     -------
Total non-performing assets.............................. $79,338     $80,927
                                                          =======     =======
TOTAL AS A PERCENTAGE OF TOTAL ASSETS....................     .85%        .90%
                                                          =======     =======

  Not included in the preceding table are certain pools of private issuer mortgage-backed securities with a carrying value of $8.9 million which were performing according to their contractual terms at June 30, 1996. However, these securities were determined by the Company to be "other than temporarily impaired" and written down to fair value, since at March 31, 1995, the subordination protection had been substantially reduced to the point where the Company concluded it was probable that the securities would not continue to perform to 100% of their contractual terms over the course of their remaining lives. These securities will be included in the preceding non-performing asset table in future periods when, and if, the remaining subordination is exhausted.

  The following table is a reconciliation of the amount of currently performing, other than temporarily impaired mortgage-backed securities at March 31, 1995 to such amount at June 30, 1996.

                                                                    IN MILLIONS
                                                                    -----------
   Amount of currently performing, other than temporarily impaired
    mortgage-backed securities at March 31, 1995..................    $ 52.4
   Principal payments received....................................      (8.6)
   Addition of Guardian Pools 1990-1, 1990-2, 1990-4 and 1990-5
    and Lehman Pool 91-4 to the non-performing asset table as
    subordination protection was absorbed since March 31, 1995....     (34.9)
                                                                      ------
   Amount of currently performing, other than temporarily impaired
    mortgage-backed securities at June 30, 1996...................    $  8.9
                                                                      ======

ASSET/LIABILITY MANAGEMENT

  The Company's primary objective regarding asset/liability management is to position the Company such that changes in interest rates do not have a material adverse impact upon net interest income or the net market value of the Company. The Company's primary strategy for accomplishing its asset/liability management objective is achieved by matching the weighted average maturities of assets, liabilities, and off-balance sheet items (duration matching). Integral to the duration matching strategy is the use of derivative financial instruments such as interest rate exchange agreements and interest rate cap and floor agreements. The Company uses derivative financial instruments solely for risk management purposes. None of the Company's derivative instruments are what are termed leveraged instruments. These types of instruments are riskier than the derivatives used by the Company in that they have embedded options that enhance their performance in certain circumstances but dramatically reduce their performance in other circumstances. The Company is not a dealer nor does it make a market in such instruments. The Company does not trade the instruments and the Board of Directors' approved policy governing the Company's use of these instruments strictly forbids speculation of any kind.

  Net market value is calculated by adjusting stockholders' equity for differences between the estimated fair values and the carrying values (historical cost basis) of the Company's assets, liabilities, and off-balance sheet items. Net market value, as calculated by the Company and presented herein, should not be confused with the value of the Company's stock or of the amounts distributable to stockholders in connection with a sale of the Company or in the unlikely event of its liquidation. The economic net market value (including the estimated value of demand deposits) as calculated by the Company increased to approximately $504.3 million at June 30, 1996 as compared to approximately $481.5 million at December 31, 1995. To measure the impact of interest rate changes, the Company recalculates its net market value on a pro forma basis assuming instantaneous, permanent parallel shifts in the yield curve, in varying amounts both upward and downward. Larger increases or decreases in the Company's net market value as a result of these assumed interest rate changes indicate greater levels of interest rate sensitivity than do smaller increases or decreases in net market value. The Company endeavors to maintain a position whereby it experiences no material change in net market value as a result of assumed 100 and 200 basis point increases and decreases in general levels of interest rates.

  The OTS issued a regulation, effective January 1, 1994, which uses a similar methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates. "Net portfolio value" is the present value of the expected net cash flow from the institution's assets, liabilities, and off-balance sheet contracts. Under the OTS regulation, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's net portfolio value in an amount not exceeding two percent of the present value of its assets.

  Utilizing this measurement concept, the interest rate risk of the Company at June 30, 1996 is as follows and reflects that the Company's level of interest rate risk is far below that which is considered "normal" by the OTS in its regulation.

                                                   (UNAUDITED)
                                      ----------------------------------------
                                             (DOLLARS IN THOUSANDS)
Basis point changes in interest
 rates...............................       -200     -100      +100       +200
Changes in net market value due to
 changes in interest rates (Company
 methodology)........................ $  (30,813) $(5,133) $(15,005) $ (47,126)
Interest rate exposure deemed
 "normal" by the OTS................. $ (186,555)     N/A       N/A  $(186,555)

  The Company's operating strategy is designed to avoid material changes in net market value as a result of fluctuations in interest rates. As of June 30, 1996, the Company believes it has accomplished its objectives as the pro forma changes in net market value brought about by changes in interest rates are not material relative to the Company's net market value. A net loss when rates increase indicates the duration of the Company's assets is slightly longer than the duration of the Company's liabilities. A loss when rates decrease is due primarily to borrowers prepaying their loans resulting in the Company's assets repricing down more quickly than the Company can reprice its liabilities.

LIQUIDITY AND CAPITAL RESOURCES

  OTS regulations require federally insured savings institutions to maintain a specified ratio (presently 5.0%) of cash and short-term United States Government, government agency, and other specified securities to net withdrawable accounts and borrowings due within one year. The Company has maintained liquidity ratios in excess of the required amounts during the six month period ended June 30, 1996 and during 1995.

  The Company's cash flows are comprised of cash flows from operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on investments (principally loans and mortgage-backed securities) less interest paid on deposits and other short-term borrowings, were $45.7 million for the six month period ended June 30, 1996. Net cash related to investing activities, consisting primarily of purchases of mortgage-backed securities held to maturity and available for sale and originations and purchases of loans, offset by principal repayments on mortgage-backed securities and loans and sales of mortgage-backed securities available for sale, utilized $236.8 million for the six month period ended June 30, 1996. Net cash related to financing activities, consisting of proceeds, net of repayments, from FHLB advances, proceeds from securities sold under agreements to repurchase and excess of deposit receipts over withdrawals flows provided $239.9 million for the six month period ended June 30, 1996.

  At June 30, 1996, the Company had commitments outstanding to originate fixed-rate mortgage loans of approximately $39.4 million and adjustable-rate mortgages of approximately $106.4 million. At June 30, 1996, the Company had outstanding commitments to purchase adjustable-rate mortgage loans of approximately $24.7 million. At June 30, 1996, the Company had outstanding commitments to purchase mortgage-backed securities of approximately $91.6 million. The Company expects to satisfy such commitments through its primary source of funds.

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that an institution meet three specific capital requirements: a leverage ratio of core capital to total adjusted assets, a tangible capital ratio expressed as a percent of total tangible assets and a risk-based capital standard expressed as a percent of risk-adjusted assets. As of June 30, 1996, the Bank exceeded all regulatory capital standards as follows (dollars in millions):

                                     REQUIREMENT       ACTUAL     EXCESS CAPITAL
                                    -------------- -------------- --------------
   CAPITAL STANDARD                 AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT
   ----------------                 ------ ------- ------ ------- ------ -------
   Tangible Capital................ $139.5  1.50%  $511.9   5.50% $372.4  4.00%
   Core Capital.................... $279.0  3.00%  $514.0   5.53% $235.0  2.53%
   Risk-based Capital.............. $293.2  8.00%  $533.1  14.55% $239.9  6.55%

                 MANAGEMENT OF ROOSEVELT FINANCIAL GROUP, INC.

  The following table sets forth certain information with respect to each executive officer of the Company and the Bank.

                  NAME                  AGE            POSITION HELD
                  ----                  ---            -------------
 Stanley J. Bradshaw...................  38 Chairman of the Board, President
                                             and Chief Executive Officer
 Anat Bird.............................  44 Director, Senior Executive Vice
                                             President and Chief Operating
                                             Officer
 Gary W. Douglass......................  45 Executive Vice President and Chief
                                             Financial Officer

  The following is a description of the principal occupation and employment of the executive officers of the Company and the Bank during at least the last five years. Except as otherwise indicated, all officers of the Company have held their positions since the formation of the Company in 1988.

  Stanley J. Bradshaw. Mr. Bradshaw joined Roosevelt in 1985 as Vice President and Chief Landing Officer and in 1987 was elected Senior Vice President and Chief Investment Officer. During 1988, he was elected Executive Vice President and became Roosevelt's Chief Operating Officer. He joined the Board of Directors and became President and Chief Executive Officer in 1991 and Chairman of the Board in April 1996.

  Anat Bird. Mrs. Bird joined the Company and the Bank as Senior Executive Vice President and Chief Operating Officer in July 1995. In January 1991, Mrs. Bird founded the Financial Institutions Consulting Group (FICG) at BDO Seidman, New York, New York and developed and managed FICG through June 1994. In June 1994, Mrs. Bird Founded SCB Forums, LTD. (SCB), a financial institutions consulting firm located in New York City and the successor to FinExc Group, L.L.C.

  Gary W. Douglass. Mr. Douglass joined the Company and the Bank as Executive Vice President and Chief Financial Officer on March 9, 1995. Prior to joining the Company and the Bank, Mr. Douglass was a partner for Deloitte & Touche LLP, a big six international accounting firm where he was the partner in charge of the accounting and auditing function and financial institution practice of the firm's St. Louis office.

  The following table sets forth certain information with respect to each director of the Company who is not an executive officer of the Company and the Bank.

                                                              YEAR FIRST TERM TO
   NAME                                          AGE POSITION  ELECTED   EXPIRE
   ----                                          --- -------- ---------- -------
Douglas T. Breeden..............................  45 Director    1990     1998
Richard E. Beumer...............................  57 Director    1986     1999
Bradbury Dyer III...............................  53 Director    1994     1999
Alvin D. Vitt...................................  60 Director    1981     1999
Robert M. Clayton II............................  55 Director    1974     1998
Patricia M. Gammon..............................  46 Director    1994     1997
Hiram S. Liggett, Jr. ..........................  63 Director    1978     1997
Clarence M. Turley, Jr..........................  67 Director    1968     1997

  The business experience of each director for at least the past five years who is not also an executive officer of the Company is as follows:

  Dr. Douglas T. Breeden. Dr. Breeden is Chairman of the Board of Smith Breeden Associates, Inc., a money management firm that manages money for and advises mutual funds, pension funds, municipalities, private entities and banks, including Roosevelt Bank. Dr. Breeden is also a Research Professor of Finance at the Fuqua School of Business, Duke University. Dr. Breeden also served as Vice Chairman of the Board from May 1992 to June 1995 and as Chairman of the Board of the Company from June 1995 to April 1996.

  Richard E. Beumer. Mr. Beumer is Chairman and Chief Executive Officer of Sverdrup Corporation, an international engineering, design, development and construction company headquartered in St. Louis.

  Bradbury Dyer III. Mr. Dyer is managing agent of Paragon Joint Venture and a general partner of Paragon Associates and Paragon Associates II, private investment partnerships in Dallas, Texas, positions he has held since 1972. Mr. Dyer is also a Director of Great American Management & Investment, Inc., Capsure Holdings Corp. and Falcon Building Products.

  Alvin D. Vitt. Mr. Vitt is Chairman and President of Alvin D. Vitt & Company, a real estate development company in St. Louis.

  Robert M. Clayton II. Mr. Clayton is a partner in the law firm of Clayton, Curl & Clayton in Hannibal, Missouri.

  Patricia M. Gammon. Ms. Gammon is Vice President of Blackstone Alternative Asset Management, an investment management firm located in New York, New York. From 1978 to December 1995, Ms. Gammon served as Director of Investments for Yale University.

  Hiram S. Liggett, Jr. Mr. Liggett is President of Liggett Consulting Services, Inc. From December 1989 to August 1992, Mr Liggett served as a special consultant to Keystone Consulting Group. From August 1987 to November 1988, he served as a special consultant to Blue Cross/Blue Shield of Missouri. Mr. Liggett retired in August 1986 as Vice President of Brown Group, Inc., a shoe manufacturing and sales company in St. Louis.

  Clarence M. Turley, Jr. Mr. Turley is Vice Chairman of the Board of Colliers Turley Martin Company, a commercial real estate company in St. Louis.

           EXECUTIVE COMPENSATION OF ROOSEVELT FINANCIAL GROUP, INC.

  The following table sets forth information concerning the compensation for services in all capacities to the Company and the Bank for the years ended December 31, 1995, 1994 and 1993 of the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company and the Bank, whose respective salaries and bonuses exceeded $100,000 in 1995 (the "named officers").

                          SUMMARY COMPENSATION TABLE

                                                               LONG TERM
                                 ANNUAL COMPENSATION          COMPENSATION
                              ----------------------------    ------------
                                                    OTHER
                                                   ANNUAL
                                                   COMPEN-     SECURITIES
   NAME AND PRINCIPAL                              SATION      UNDERLYING   ALL OTHER
        POSITION         YEAR  SALARY   BONUS        ($)        OPTIONS    COMPENSATION
   ------------------    ---- -------- --------    -------    ------------ ------------
Stanley J. Bradshaw,
 Chairman of the Board,
 President and Chief
 Executive Officer...... 1995 $400,000 $125,000    $   --        25,000      $ 9,846(2)
                         1994  335,000  251,250        --        75,000        9,843(2)
                         1993  290,000  174,000        --        60,000(1)    15,008(2)
Anat Bird, Senior
 Executive Vice
 President and Chief
 Operating Officer(3)... 1995  137,500   35,000    196,663(4)    40,000           24(5)
                         1994      --       --         --           --           --
                         1993      --       --         --           --           --
Gary W. Douglass,
 Executive Vice
 President and Chief
 Financial Officer(3)... 1995  162,179   50,000        --        35,000           56(5)
                         1994      --       --         --           --           --
                         1993      --       --         --           --           --
Dennis M. Kiefer,
 Executive Vice
 President(6)........... 1995  158,033      --         --           --         9,088(7)
                         1994  165,000  123,750        --        30,000        9,843(7)
                         1993  150,000   90,000        --        24,000(1)    13,715(7)
Daniel P. Sneed, Senior
 Vice President(3)...... 1995  116,375   31,255(8)     --         4,000        3,363(9)
                         1994   69,962      --         --           --            48(9)
                         1993      --       --         --           --           --

--------
(1) As adjusted for the Company's three-for-one stock split in the form of a 200% stock dividend effective May 18, 1994.
(2) Matching contributions to Mr. Bradshaw's account in the Bank's 401(k) Plan, contributions under the Company's Employee Stock Ownership Plan (the "ESOP") and life insurance premiums, respectively, for (i) 1995--$9,000, $750, and $96; (ii) 1994--$9,000, $750 and $93; and (iii) 1993--$14,150,
    $750 and $108.
(3) Mrs. Bird, Mr. Douglass and Mr. Sneed assumed their positions with the Company and the Bank on July 17, 1995, March 9, 1995 and April 23, 1994, respectively.
(4) Value adjustment on prior home, reimbursement for taxes, relocation expenses and employee benefit expenses of $89,500, $79,528, $25,535 and $2,100, respectively.
(5) Life insurance premiums paid on the officer's behalf.
(6) Mr. Kiefer retired from his positions with the Company and the Bank as of November 30, 1995.
(7) Matching contributions to Mr. Kiefer's account in the Bank's 401(k) Plan, contributions under the ESOP and life insurance premiums, respectively, for (i) 1995--$9,000, $0 and $88; (ii) 1994--$9,000, $750 and $93; and
    (iii) 1993--$12,857, $750 and $108; and (iii) 1992--$9,900, $750 and $0.
(8) Represents the fair market value on November 21, 1995 of 1,866 shares of restricted Common Stock awarded to Mr. Sneed on such date. The restricted Common Stock vested on December 21, 1995.
(9) Matching contributions to Mr. Sneed's account in the Bank's 401(k) Plan, contributions under the ESOP and life insurance premiums, respectively, for (i) 1995--$2,517, $750 and $96; and (ii) 1994--$0, $0 and $48.

  The following table sets forth certain information concerning grants of stock options pursuant to the Stock Option Plan to the named officers in 1995. No stock appreciation rights ("SARs") were granted in 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS
                         -------------------------
                         NUMBER OF    % OF TOTAL
                         SECURITIES    OPTIONS
                         UNDERLYING    GRANTED     PER SHARE            GRANT DATE
                          OPTIONS    TO EMPLOYEES  EXERCISE  EXPIRATION  PRESENT
      NAME               GRANTED(1) IN FISCAL YEAR   PRICE      DATE     VALUE(2)
      ----               ---------- -------------- --------- ---------- ----------
Stanley J. Bradshaw.....   25,000       10.37%      $18.000   12/19/00   $102,000
Anat Bird...............   35,000       16.59        15.500   07/27/00    117,250
                            5,000         --         16.750   11/21/00     18,550
Gary W. Douglass........   20,000       14.52        16.625   03/09/00     76,400
                           15,000                    16.750   11/21/00     55,650
Dennis M. Kiefer........      --          --            --         --         --
Daniel P. Sneed.........    4,000        1.66        16.750   11/21/00     14,840

--------
(1) Five-year options which are exercisable immediately.
(2) Based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under that model are based on various assumptions, as discussed below.

    The Black-Scholes option pricing model used for purposes of the table above reflects an implied price volatility of 32.92%. In making this assumption, the Stock Option Committee of the Company noted that the Company exhibited a beta of less than 1 and that the implied volatility of the S&P 500 Index Options was approximately 12%. The Stock Option Committee further assumed that the term of the options was five years and that the then dividend yield of approximately 3.40% would remain constant. The risk free rate was assumed to be above 4.83% for all relevant periods. No diminution of value was considered due to the option holder's inability to transfer his rights under the option agreements.

  The following table sets forth certain information concerning the exercise of options during 1995 and the number and value of unexercised stock options at December 31, 1995 held by the named officers. None of the named officers held any SARs at December 31, 1995 or exercised any SARs during 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FY-END OPTION VALUES

                                                  NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS
                                                    OPTIONS AT FY-END            AT FY-END(2)
                                                -------------------------- -------------------------
                           SHARES
                          ACQUIRED     VALUE
          NAME           ON EXERCISE  REALIZED  EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- ---------- -----------  ------------- ----------- -------------
Stanley J. Bradshaw.....     7,500   $   97,815   332,500(1)      --       $3,185,553      $--
Anat Bird...............       --           --     40,000         --          148,750       --
Gary W. Douglass........       --           --     35,000         --           94,375       --
Dennis M. Kiefer........   119,116    1,593,177    76,500(1)      --          568,140       --
Daniel P. Sneed.........       --           --     11,500         --           53,625       --

--------
(1) As adjusted for the Company's three-for-one stock split in the form of a 200% stock dividend effective May 18, 1995.
(2) The difference between the aggregate option exercise price and the fair market value of the underlying shares at December 31, 1995.

              LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                                                   PERFORMANCE
                                                                    OR OTHER
                                                        NUMBER OF PERIOD UNTIL
                                                         SHARES    MATURATION
      NAME                                               (#)(1)   OR PAYOUT (1)
      ----                                              --------- -------------
Stanley J. Bradshaw....................................  35,000     10 years
Anat Bird..............................................  30,000     10 years
Gary W. Douglass.......................................  20,000     10 years
Dennis M. Kiefer.......................................     --           --
Daniel P. Sneed........................................     --           --

--------
(1) Awards consist of shares of restricted Common Stock which will vest, if not earlier forfeited due to termination or separation from the Company, on June 22, 2005, if and only if the Common Stock has experienced 20 consecutive days of trading at a price equal to or above $56.64 per share. In addition, the vesting of Mr. Bradshaw's restricted shares may be wholly or partially accelerated, at the option of the Stock Option Committee, upon a change in control of the Company. Restricted shares awarded to Mrs. Bird and Mr. Douglass will vest immediately upon a change in control of the Company.

PENSION PLANS

  The Bank's employees are eligible to participate in the Financial Institutions Retirement Fund (the "FIRF"), a multiple employer pension plan. Annual benefits under the FIRF cannot exceed the Internal Revenue Service maximum annual benefit for 1995 of $109,091 under the standard form elected by the Bank. Benefits in excess of this amount are provided to certain executive officers through a supplemental retirement plan (together with the FIRF, the "Pension Plans"). The following table sets forth annual pension benefits payable upon retirement under the Pension Plans.

                              PENSION PLAN TABLE

                                                      YEARS OF SERVICE
                                             -----------------------------------
COMPENSATION                                    15       20       25       30
------------                                 -------- -------- -------- --------
$125,000.................................... $ 37,500 $ 50,000 $ 62,500 $ 75,000
150,000.....................................   45,000   60,000   75,000   90,000
175,000.....................................   52,500   70,000   87,500  105,000
200,000.....................................   60,000   80,000  100,000  120,000
225,000.....................................   67,500   90,000  112,500  135,000
250,000.....................................   75,000  100,000  125,000  150,000
300,000.....................................   90,000  120,000  150,000  180,000
350,000.....................................  105,000  140,000  175,000  210,000
400,000.....................................  120,000  160,000  200,000  240,000
450,000.....................................  135,000  180,000  225,000  270,000
500,000.....................................  150,000  200,000  250,000  300,000
550,000.....................................  165,000  220,000  275,000  330,000
600,000.....................................  180,000  240,000  300,000  360,000
650,000.....................................  195,000  260,000  325,000  390,000
700,000.....................................  210,000  280,000  350,000  420,000
750,000.....................................  225,000  300,000  375,000  450,000

  The Pension Plans are non-contributory, defined benefit retirement plans. For purposes of the Pension Plans, compensation means salary, cash bonus awards and other forms of cash compensation. Cash compensation does not include employer contributions pursuant to the Company's and the Bank's retirement and benefit plans and amounts attributable to other miscellaneous benefits received by executive officers. Accordingly, the covered compensation set forth in the table above relates only to salary and bonus as reported in the Summary Compensation Table. Benefits under the Pension Plans are based on the average of the lifetime highest three years of compensation and years of service, with the payment being computed on the basis of straight life annuity benefits. Such benefits are not offset by the recipient's primary Social Security benefits. At December 31, 1995, Mr. Bradshaw had ten years of creditable service under the Pension Plans. Mrs. Bird, Mr. Douglass and
Mr. Sneed had no years of service under the Pension Plans at December 31, 1995. Mr. Kiefer retired on November 30, 1995 with 25 years of creditable service under the Pension Plans.

DIRECTOR COMPENSATION

  Fees. Directors' fees are paid to non-employee directors only, in the amount of $2,083 per month plus an additional $500 for each regular meeting attended, and $1,000 per special board meeting attended in person or $450 for participation in a special meeting by telephone. Non-employee members of the Bank's Audit and Compensation Committees and the Company's Stock Option Committee (except for the chairman of each such committee) receive $1,000 per meeting attended in person and $300 for participation by telephone. The chairman of each committee receives $1,250 for each meeting attended in person and $300 for participation by telephone. The Chairman of the Company's Executive Committee receives $2,500 for each meeting attended while each other committee member receives $1,250 for each meeting attended in person and $300 for participation by telephone.

  Retirement Pension Plan for Outside Directors. The Board of Directors has adopted a non-qualified unfunded Retirement Pension Plan for Outside Directors (the "Retirement Plan"), which was ratified by stockholders at the Company's 1989 Annual Meeting of Stockholders. The Retirement Plan provides for payment of a pension to former non-employee directors beginning at the later of age 65 or the date upon which service as a director ceases.

  Under the terms of the Retirement Plan, benefits are payable in monthly installments to the retired director (or such director's surviving spouse) for 15 years. In order to be eligible to receive the pension benefit, the director must have served as a member of the Board of Directors for not less than ten years.

  Directors having ten years of service are entitled to an annual benefit equal to 40% of the average annual director's fees (exclusive of any special meeting fees or committee fees) for the three consecutive years in which such average is greater than the average of any other three consecutive years. The benefit level increases by an additional 6% of average annual director's fees, as previously defined, for each additional year of service, provided that the maximum benefit to any participant will not exceed 70% of such participant's average annual director's fees. Accordingly, maximum benefits under the Retirement Plan are earned and vested after 15 years of service. Messrs. Turley, Liggett and Clayton have more than 15 years of service. The years of service applicable to Messrs. Beumer, Vitt, Breeden, Dyer and Gammon are ten, fourteen, five, one and one, respectively.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF
                        ROOSEVELT FINANCIAL GROUP, INC.

  Prior to the enactment on August 9, 1989, of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), the Bank, like many savings associations, followed a policy of granting loans with favorable interest rates to eligible officers, directors and employees, generally for the financing of their personal residences and for consumer purposes. Under FIRREA, all loans and extensions of credit to the executive officers and directors of the Bank and their related entities must be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The Bank has continued its policy of granting loans with favorable interest rates only for employees other than executive officers and directors. The balance at December 31, 1995 of all loans by the Company or its subsidiaries to the directors, executive officers and other affiliated persons of the Company or of its subsidiaries totaled $421,052, or .08% of stockholders' equity at that date.

  In addition, all loans and other comparable transactions between the Bank or the Company and its executive officers, directors, controlling persons, or affiliated interests of any of the foregoing are subject to approval of a majority of the disinterested directors of the Bank or Company, as the case may be.

  Set forth below is certain information as of December 31, 1995 as to loans made by the Bank to each of its directors and executive officers whose aggregate indebtedness to the Bank exceeded $60,000 at any time since January 1, 1995. The loans designated in the table below as residential loans are first mortgage loans secured by the borrower's current principal place of residence.

                                                  LARGEST
                                                 AGGREGATE
                                                  AMOUNT
                                                OUTSTANDING BALANCE   INTEREST
                            DATE    NATURE OF      SINCE     AS OF   RATE AS OF
    NAME AND POSITION     OF LOAN  INDEBTEDNESS  01/01/95   12/31/95  12/31/95
    -----------------     -------- ------------ ----------- -------- ----------
Hiram S. Liggett, Jr. ... 12/01/86 Residential   $100,180   $ 89,363    8.56%
 Director
Ronald L. Cawood......... 09/16/92 Residential    192,669    189,929    6.13
 Senior Vice President
Terry F. Grzina.......... 12/01/93 Residential     77,236     75,914    4.51
 Senior Vice President
Gerald M. Klug........... 06/01/87 Home Equity     12,961     12,172    9.00
 Senior Vice President    12/09/93 Residential    102,312        --      --
 and Controller
John R. Mason............ 06/08/89 Residential     54,444     53,674    8.75
 Senior Vice President

  In 1990, the Bank entered into consulting agreements with Vitt & Company to provide consulting services to the Bank in connection with the acquisition and development of real estate and the construction and relocation of certain branch office facilities. Mr. Vitt also is a partner in the Kirkwood Housing Partnership, which owns property leased by the Bank for a branch office. During 1995, the aggregate amount of fees and expenses paid to Vitt & Company and the Kirkwood Housing Partnership pursuant to the consulting arrangements and lease agreement was $96,516.

  Douglass T. Breeden, a director of Roosevelt, is also Chairman of the Board of Smith Breeden Associates, Inc. ("Smith Breeden"). Smith Breeden is a money management firm that provides the Bank with certain investment consulting services, including advice on asset/liability management and analysis. Approval of the retention of Smith Breeden is reviewed annually by the Board, in accordance with the terms of the Bank's Director and Officer Conflict of Interest Policy, without the participation of Dr. Breeden. For the year ended December 31, 1995, Smith Breeden received approximately $1.3 million in fees and expenses from the Bank.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
                      OF ROOSEVELT FINANCIAL GROUP, INC.

  As of October 1, 1996, the Company had 42,157,516 shares of Common Stock issued and outstanding. The following table sets forth, as of December 31, 1995, certain information as to (i) those persons who were known by management to be beneficial owners of more than 5% of the outstanding shares of Common Stock, (ii) the shares of Common Stock beneficially owned by the executive officers named below, (iii) the shares beneficially owned by directors who are not Executive Officers, and (iv) the shares beneficially owned by all directors and executive officers as a group.

                                                   NUMBER OF SHARES
                                                   OF COMMON STOCK   PERCENT OF
                BENEFICIAL OWNER                  BENEFICIALLY OWNED   CLASS
                ----------------                  ------------------ ----------
Jurika & Voyles, Inc.............................    3,035,779(1)       7.23%
 1999 Harrison Street, Suite 700
 Oakland, California 94612
NAMED OFFICERS(2)
Stanley J. Bradshaw..............................        601,473        1.43
 Chairman of the Board, President and Chief
 Executive Officer
Anat Bird........................................         72,772         .17
 Senior Executive Vice President and Chief
 Operating Officer
Gary W. Douglass.................................         60,500         .13
 Executive Vice President and Chief Financial
 Officer
Daniel P. Sneed..................................         29,500         .07
 Senior Vice President
DIRECTORS WHO ARE NOT NAMED OFFICERS(2)
Douglas T. Breeden...............................        280,468         .67
Richard E. Beumer................................         46,075         .11
Bradbury Dyer III................................        281,096         .67
Alvin D. Vitt....................................         60,606         .14
Robert M. Clayton II.............................         50,066         .12
Patrick M. Gammon................................          9,150         .02
Hiram S. Liggett, Jr.............................         42,330         .10
Clarence M. Turley, Sr...........................         43,920         .10
All directors and executive officers as a group
 (18 persons)....................................      1,716,419        4.07

--------
(1) As reported by Jurika & Voyles, Inc. ("Jurika"), a registered investment advisor, in Amendment No. One to a statement as of December 31, 1995 on
    Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Jurika reported shared voting power as to 2,885,779 shares, shared dispositive power as to 3,035,779 shares and sole voting and dispositive powers as to no shares.
(2) Includes shares held directly, in retirement accounts, in a fiduciary capacity or by certain affiliated entities or members of the named individuals' families, as well as 332,500, 40,000, 35,000, 11,500, 6,000,
    18,500, 9,000, 16,500, 9,000, 9,000, 19,500 and 9,000 and 583,000 shares, which Mr. Bradshaw, Mrs. Bird, Mr. Douglass, Mr. Sneed, Mr. Breeden, Mr. Beumer, Mr. Dyer, Mr. Vitt, Mr. Clayton, Ms. Gammon, Mr. Liggett, Mr. Turley and all directors and executive officers as a group, respectively, have the right to purchase pursuant to stock options granted under the Company's Amended and Restated 1986 Stock Option and Incentive Plan (the "Stock Option Plan") or the Company's 1994 Non-Employee Director Stock Option Plan (the "Director Plan"), with respect to which shares the named individuals and group may be deemed to have sole voting and dispositive powers.

                  BUSINESS OF SENTINEL FINANCIAL CORPORATION

GENERAL

  Sentinel was incorporated on September 23, 1993 for the purpose of becoming the holding company for Sentinel Federal upon completion of the Conversion. The Conversion was completed on January 7, 1994. Sentinel has not engaged in any significant activity other than holding the stock of Sentinel Federal. Accordingly, the information set forth in this Proxy Statement/Prospectus, including financial statements and related data, relates primarily to Sentinel Federal and its subsidiaries.

  Sentinel Federal was organized in 1919 as a Missouri mutual savings and loan association under the name "Baptist Savings and Loan Association of Kansas City." In 1935, Sentinel Federal converted to a federally chartered savings and loan association and changed its name to "Sentinel Federal Savings and Loan Association of Kansas City." Sentinel Federal is regulated by the OTS and its deposits are insured up to applicable limits under the SAIF of the FDIC. Sentinel Federal also is a member of the FHLB system.

  At June 30, 1996, Sentinel had total assets of $143.8 million, deposits of $123.3 million and stockholders' equity of $11.5 million.

  Sentinel Federal's principal business consists of attracting deposits from the general public, originating loans secured primarily by owner-occupied residential properties and purchasing mortgage-related securities through the secondary market. Approximately 96.2% of Sentinel Federal's first mortgage loans are secured by properties located within Missouri. Sentinel Federal's residential real estate mortgage loans amounted to $78.5 million or 95.0% of Sentinel Federal's net loan portfolio at June 30, 1996. To a significantly lesser extent, Sentinel Federal also originates consumer, commercial real estate, and commercial business loans.

  On December 20, 1989, Sentinel Federal entered into a Supervisory Agreement with the OTS as a result of OTS criticisms of Sentinel Federal's policies and operations and its reduced capital position. In May 1990, Sentinel Federal also signed a Capital Plan agreement as a result of its low level of core capital. The Capital Plan was terminated on June 1, 1994 due to increases in capital levels primarily as a result of the initial public offering in connection with the Conversion. However, the Supervisory Agreement remains in effect until terminated by the OTS. The Supervisory Agreement requires Sentinel Federal to follow certain limitations primarily relating to Sentinel Federal's internal operations, lending activities and investments.

LENDING ACTIVITIES

  General. The primary lending activity of Sentinel Federal is originating one- to four-family adjustable and fixed-rate residential loans, based on Sentinel Federal's and Federal Home Loan Mortgage Corporation
("FHLMC")/Federal National Mortgage Association ("FNMA") underwriting standards.

  The types of loans historically originated by Sentinel Federal include single-family and multi-family residential loans, residential lot and construction loans, home equity loans, commercial real estate loans and savings account loans. Sentinel Federal attracts retail deposits from the general public and invests those deposits, together with funds generated from operating income, primarily in one- to four-family mortgage loans and mortgage-related securities. Sentinel Federal's revenues are derived principally from interest on its mortgage loan and mortgage-related securities portfolios. Sentinel Federal's primary sources of funds are proceeds from deposits, FHLB advances and from principal and interest payments on loans and mortgage-related securities.

  Sentinel Federal requires that mortgage loans be secured by first or second liens on one- to four-family residential dwellings. The primary purpose of the loans is for the purchase or refinancing or construction of these properties. As of June 30, 1996, $75.9 million, or 91.8% of Sentinel Federal's loan portfolio, consisted of loans secured by one- to four-family residential properties, $3.1 million, or 3.7% of loans, consisted of commercial real estate and $2.7 million, or 3.2%, consisted of multi-family permanent loans.

  Loan Portfolio Analysis. The following table sets forth the composition of Sentinel Federal's loan portfolio by type of loan at the dates indicated.

                                                  AT JUNE 30,
                                -----------------------------------------------
                                     1994            1995            1996
                                --------------- --------------- ---------------
                                AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT
                                ------- ------- ------- ------- ------- -------
                                            (DOLLARSD IN THOUSANDS)
Conventional mortgage.........  $64,162    88%  $70,680    85%  $71,025    84%
Federal Housing Administration
 and Veterans'
 Administration...............    7,098    10     6,377     8     6,333     8
Commercial....................      604     1     2,195     3     2,576     3
Construction..................      267   --      1,235     2     1,627     2
                                -------   ---   -------   ---   -------   ---
    Total mortgage loans......   72,131    99    80,487    98    81,561    97
                                -------   ---   -------   ---   -------   ---
Other Loans:
Home equity and second mort-
 gage loans...................      286   --        864     1    1, 951     3
Automobile loans..............       47   --         47   --        138   --
Other.........................      386     1       477     1       396   --
                                -------   ---   -------   ---   -------   ---
    Total other loans.........      719     1     1,388     2     2,485     3
                                -------   ---   -------   ---   -------   ---
    Total loans...............   72,850   100%   81,875   100%   84,046   100%
                                =======   ===   =======   ===   =======   ===
Less:
  Undisbursed loan funds......      121             452             943
  Unearned loan fees, net.....      132             148              91
  Allowance for loan losses...      319             319             319
                                -------         -------         -------
    Total loans receivable,
     net......................  $72,278         $80,956         $82,693
                                =======         =======         =======

  One- to Four-Family Residential Loans. The primary lending activity of Sentinel Federal is the origination of mortgage loans to enable borrowers to purchase, refinance or construct single family homes. Management believes that the policy of focusing on one- to four-family residential mortgage loans has been successful in contributing to interest income while keeping delinquencies and losses to a minimum. At June 30, 1996, approximately $75.9 million, or 91.8%, of Sentinel Federal's total loan portfolio consisted of loans secured by one-to four-family residential real estate.

  Sentinel Federal presently originates both fixed and adjustable rate mortgage loans secured by one- to four-family properties with loan terms of 15 to 30 years. In 1985, Sentinel Federal began originating adjustable rate mortgage ("ARM") loans indexed to various indices. Until 1989 Sentinel Federal used primarily the monthly media cost of funds index. Since 1989, all ARMs have been indexed to the U.S. Treasury Index, with margins ranging from 250% to 300% over the index, repricing annually with no negative amortization. Sentinel Federal also originates adjustable rate loans that adjust after either the third or fifth year and thereafter adjust annually. Minimum and maximum lifetime rates are established based on competitive factors at the time of origination and collateral type. Borrower demand for ARMs versus fixed rate mortgage loans is a function of the level of interest rates, the expectations of changes in the level of interest rates and the difference between the interest rates and loan fees offered for fixed rate mortgage loans and the first year interest rates and loan fees for ARMs. The relative amount of fixed rate mortgage loans and ARMs that can be originated at any time is largely determined by the demand for each in a competitive environment.

  Additionally, all of Sentinel Federal's adjustable rate loans using the U.S. Treasury one year constant maturity index contain provisions allowing conversion of the loan to a fixed rate loan, subject to certain qualifying conditions. While this particular feature permits the borrower to convert to a fixed rate loan, Sentinel Federal has not experienced significant prepayment as a result of this option. Converted loans that do not meet Sentinel Federal's yield requirements are sold to the FHLMC to limit interest rate risk.

  During the year ended June 30, 1996, Sentinel Federal's total mortgage loan originations were $29.3 million, of which 18.2% were subject to periodic interest rate adjustments and 81.8% were long-term, fixed rate loans. See "-- Loan Originations, Sales and Purchases."

  Sentinel Federal's long-term, fixed-rate loans are originated with terms of 15 to 30 years, amortized on a monthly basis with principal and interest due each month. At June 30, 1996, Sentinel Federal had $38.4 million of long-term, fixed-rate mortgage loans in its portfolio, or 46.4% of its total loan portfolio.

  Sentinel Federal also engages in mortgage banking activities. These activities include the origination and sale of whole loans to investors and the FHLMC. Loans are sold to generate fee income and maintain market share. During the fiscal years ended June 30, 1994, 1995 and 1996, Sentinel Federal sold $6.6 million, $3.6 million and $11.5 million of originated loans, respectively.

  Sentinel Federal offers ARMs at market rates that may be below the fully indexed rate. At June 30, 1996, the initial interest rate being offered on Sentinel Federal's ARMs ranged from 5.25% to 5.75% per annum. The periodic interest rate cap (the maximum amount by which the interest rate may be increased or decreased in a given period) on Sentinel Federal's ARMs is generally 200 basis points annually and the lifetime interest rate cap is generally 600 basis points over the initial interest rate of the loan. Sentinel Federal underwrites ARMs based on the borrower's ability to repay the loan using the first year adjusted rate to qualify the borrower or second year adjusted rate to qualify the borrower at fully indexed rates based on various underwriting criteria. As a result, the potential for delinquencies and defaults on ARMs is lessened.

  Sentinel Federal's fixed rate loan portfolio contains due-on-sale clauses providing that Sentinel Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. Sentinel Federal enforces these due-on-sale clauses to the extent permitted by law. Thus, average loan maturity (which Sentinel Federal estimates is between eight to ten years) is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

  Sentinel Federal requires title insurance insuring the status of its lien on all of the real estate secured loans, and also requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements. Where the value of the land, exclusive of the improvements, exceeds the amount of the loan on the real estate, Sentinel Federal may make exceptions to its property insurance requirements.

  Multi-Family Loans. In addition to originating single-family residential real estate loans, Sentinel Federal also originates loans secured by multi-family dwelling units (five or more units). At June 30, 1996, Sentinel Federal's total multi-family loans were $2.7 million, or 3.2% of Sentinel Federal's total loan portfolio, secured by multi-family dwelling units located in Sentinel Federal's primary market area. The loan-to-value and equity standards imposed by Sentinel Federal are determined on a case-by-case basis. Loans secured by multi-family residential real estate are generally larger and involve a greater degree of risk than single-family residential mortgage loans.

  Certain types of lending are considered to be more risk adverse than others and, in determination of an institution's capital ratios, are accorded a lower risk weight. The effect of applying this lower rate of risk is to reduce the capital requirements for the amount of the particular loan. For instance, a loan with a 100% risk weight requires that the institution satisfy the full capital requirement for such lending; whereas a loan with a 50% risk weight needs only one-half the capital of the 100% weighted loan. Since the lower risk weights are accorded to more secure lending, this weighting encourages safe, non-speculative lending.

  Multi-family housing loans are normally assigned a 100% risk weight by federal regulations. However, OTS regulations assign a 50% risk weight to "qualifying multi-family mortgage loans," i.e., loans with an existing property having five to 36 dwelling units with an initial loan-to-value ratio of not more than 80% where an average annual occupancy rate of 80% or more has existed for at least one year. See "Regulation--Federal Regulation of Savings Associations--Capital Requirements."

  Multi-family lending is generally considered to involve a higher degree of risk than permanent residential one- to-four family lending. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. Sentinel Federal generally attempts to mitigate the risks associated with multi-family lending by, among other things, lending on collateral located in its market area and generally to individuals who reside in its market.

  Construction Loans. Sentinel Federal originates residential construction mortgage loans to residential owner-occupants (custom construction loans) and to local contractors building residential properties for resale (speculative construction loans). At June 30, 1996, Sentinel Federal had construction loans of $1.6 million outstanding.

  Construction lending is generally considered to involve a higher degree of credit risk than long-term financing of residential properties. An institution's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or the borrower's ability to absorb additional expenses in the event that costs to complete construction are in excess of the initial cost estimate. If the estimate of construction cost and the marketability of the property upon completion of the project prove to be inaccurate, the institution may be compelled to advance additional funds to complete the structure. If estimated costs or value proves to be inaccurate, the institution may be confronted with a property as collateral which is insufficient to assure full repayment.

  Commercial Real Estate Loans. Sentinel Federal had $2.6 million in commercial real estate loans at June 30, 1996. Sentinel Federal's commercial loan activity is limited in scope and activity at this time.

  Loan Maturity and Repricing. The following table sets forth certain information at June 30, 1996 regarding the dollar amount of loans maturing or repricing in Sentinel Federal's portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

                                                   AFTER 3 YEARS
                           WITHIN  AFTER ONE YEAR     THROUGH     AFTER 5 YEARS
                          ONE YEAR THROUGH 3 YEARS    5 YEARS    THROUGH 10 YEARS BEYOND 10 YEARS  TOTAL
                          -------- --------------- ------------- ---------------- --------------- -------
                                                          (IN THOUSANDS)
Real estate mortgage....   $    2      $1,622         $  701          $5,343          $69,751     $77,419
Commercial real estate..      --          500            --            1,312              764       2,576
Construction............      893         --             --              --               734       1,627
Automobile..............        3          35            100             --               --          138
Savings account loans...      220          91             24             --               --          335
Other...................        6         126            390           1,115              314       1,951
                           ------      ------         ------          ------          -------     -------
  Total loans...........   $1,124      $2,374         $1,215          $7,770          $71,563     $84,046
                           ======      ======         ======          ======          =======     =======

  The following table sets forth the dollar amount of all loans due after June 30, 1997 which have fixed interest rates and have floating or adjustable interest rates.

                                                                  FLOATING--OR
                                                    FIXED-RATES ADJUSTABLE-RATES
                                                    ----------- ----------------
                                                           (IN THOUSANDS)
   Real estate mortgage............................   $33,986       $43,431
   Commercial real estate..........................     1,939           637
   Construction....................................       140           594
   Automobile......................................       135           --
   Savings account loans...........................       115           --
   Other...........................................     1,945           --
                                                      -------       -------
     Total.........................................   $38,260       $44,662
                                                      =======       =======

  Loan Solicitation and Processing. Sentinel Federal's primary sources of loans include referrals, brokers, contractors, repeat business from existing and former borrowers.

  Once an application for a mortgage loan is received by Sentinel Federal, a credit and property analysis is completed, including obtaining a credit report from reporting agencies, verification of income and deposits, and asset and liabilities. An appraisal of the property offered as collateral is undertaken by a fee appraiser approved by Sentinel Federal and licensed or certified by the State of Missouri.

  The completed loan file is then submitted for underwriting. Once underwritten, the loan is submitted to the appropriate committee for review and approval. Single-family residential loans up to $250,000 may be approved by the Loan Committee. Approval of the Board of Directors is required for Sentinel Federal to make a loan in excess of $250,000.

  Loan Originations, Sales and Purchases. Sentinel Federal originates fixed- and adjustable-rate residential mortgage loans that meet or exceed the applicable underwriting requirements of Sentinel Federal or FNMA and FHLMC. In addition, as a portfolio lender, Sentinel Federal also originates fixed and adjustable-rate loans that are underwritten to Sentinel Federal's standards, but may not immediately qualify for sale in the secondary market.

  The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

                                                      YEAR ENDED JUNE 30,
                                                   ---------------------------
                                                     1994     1995      1996
                                                   --------  -------  --------
                                                    (DOLLARS IN THOUSANDS)
   Total loans at beginning of period............  $ 80,563  $72,850  $ 81,875
   Loans originated:
     Single-family residential...................    18,364   19,121    28,120
     Multi-family residential and commercial real
      estate.....................................       --     1,491       500
     Other loans.................................       129      578       676
                                                   --------  -------  --------
       Total loans originated....................    18,493   21,190    29,296
   Loans sold....................................    (6,518)  (3,636)  (11,482)
   Loan principal repayments.....................   (19,688)  (8,529)  (15,643)
                                                   --------  -------  --------
   Net loan activity.............................    (7,713)   9,025     2,171
                                                   --------  -------  --------
       Total loans at end of period..............  $ 72,850  $81,875  $ 84,046
                                                   ========  =======  ========

  Loan Commitments. Sentinel Federal issues commitments for fixed- and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Such commitments are made on specified terms and conditions and are honored for up to 180 days from approval. Sentinel Federal had outstanding net loan commitments of approximately $1.2 million at June 30, 1996.

  Loan Origination and Other Fees. Sentinel Federal, in most instances, receives loan origination fees which are a percentage of the principal amount of the mortgage loan charged to the borrower for funding the loan. The amount of points charged by Sentinel Federal varies, though the range generally is between one and two and one half points. Current accounting standards require fees received (net of certain loan origination costs) for originating loans to be deferred and amortized into interest income over the contractual life of the loan. Net deferred fees associated with loans that are sold are recognized as an adjustment to gain or loss at the time of sale. On loans not sold, Sentinel Federal had $91,400 of net deferred loan fees at June 30, 1996.

  Delinquencies. A report containing delinquencies of all loans is reviewed monthly by the Board of Directors of Sentinel Federal. Procedures taken with respect to delinquent loans differ depending on the particular circumstances of the loan. Sentinel Federal's procedures provide that when a loan becomes delinquent, the borrower is contacted, usually by phone, within 15 to 30 days. When the loan is over 30 days delinquent, the borrower is contacted in writing. Typically, Sentinel Federal will initiate foreclosure action against the borrower when principal and interest become 90 days or more delinquent. In any event, interest income is reduced by the full amount of accrued and uncollected interest on most loans once they become 90 days delinquent, go into foreclosure or are otherwise determined to be uncollectible. An allowance for loss is established when, in the opinion of management, the net fair value of the property collateralizing the loan is less than the outstanding principal and the collectibility of the loan's principal becomes uncertain. In some instances, the collateral underlying residential and commercial real estate loans in Sentinel Federal's portfolio has been insufficient to cover the book value and cost of selling the property. As of June 30, 1996, Sentinel Federal had $168,000 of loans accounted for on a nonaccrual basis (i.e., loans upon which management believes the future collectibility of interest is uncertain).

  The following table sets forth information with respect to Sentinel Federal's nonperforming assets at the dates indicated. At the dates shown, Sentinel Federal had no restructured loans within the meaning of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors of Troubled Debt Restructurings.

                                                     AT JUNE 30,
                                            ----------------------------------
                                             1992   1993   1994   1995   1996
                                            ------  -----  -----  -----  -----
                                                (DOLLARS IN THOUSANDS)
Loans accounted for on a nonaccrual basis:
  Real estate--Residential................  $  657  $ 508  $ 243  $  14  $ 168
                                            ------  -----  -----  -----  -----
    Total.................................     657    508    243     14    168
Accruing loans which are contractually
 past due 90 days or more:
  Real estate--Residential................      82    --      28    121     47
                                            ------  -----  -----  -----  -----
    Total.................................      82    --      28    121     47
                                            ------  -----  -----  -----  -----
Total of nonaccrual and 90 days past due
 loans....................................     739    508    271    135    215
Real estate owned (net)...................     741    104    --     --     --
                                            ------  -----  -----  -----  -----
    Total nonperforming assets............  $1,480  $ 612  $ 271  $ 135  $ 215
                                            ======  =====  =====  =====  =====
Total loans delinquent 90 days or more to
 net loans................................    0.77%  0.64%  0.14%  0.17%  0.26%
Total loans delinquent 90 days or more to
 total assets.............................    0.46%  0.32%  0.07%  0.08%  0.15%
Total nonperforming assets to total as-
 sets.....................................    0.92%  0.39%  0.18%  0.08%  0.12%

  Interest income that would have been recorded for the year ended June 30, 1996 had nonaccruing loans been current in accordance with their original terms amounted to approximately $168,100. The amount of interest included in the results of operations on such loans for the year ended June 30, 1996 amounted to approximately $6,300.

  Asset Classifications. The OTS has adopted regulations that require each insured savings association to review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for these asset losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for the portion of the asset classified as loss in the amount of 100% of the portion of the asset classified loss or charge off such amount. A portion of general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital.

  At June 30, 1995 and 1996 the aggregate amounts of Sentinel Federal's classified assets, and of Sentinel Federal's general and specific loss allowances and charge-offs for the period then ended, were as follows:

                                                                    AT JUNE 30,
                                                                    -----------
                                                                    1995  1996
                                                                    ----- -----
                                                                        (IN
                                                                    THOUSANDS)
   Doubtful........................................................ $ --  $ --
   Substandard assets..............................................   --    --
   Special mention.................................................    58   --
   General loss allowances.........................................   318   319
   Specific loss allowances........................................   --    --

  Real Estate Owned. Real estate acquired by Sentinel Federal as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of the cost or fair value. At June 30, 1996, Sentinel Federal had no properties classified as real estate owned.

  Allowance for Loan Losses. It is management's policy to maintain adequate allowances for estimated losses on known and inherent risks in the loan portfolio. Generally, the allowances are based on, among other things, the size and composition of the loan portfolio, historical loan loss experience, evaluation of economic conditions in general and in various sectors of Sentinel Federal's customer base, detailed analysis of individual loans for which collectibility may not be assured and determination of the existence and realizable value of the collateral and guarantees securing the loan.

  Sentinel Federal's management evaluates the need to establish an allowance for loan losses based on a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated market value of the underlying collateral of problem loans, prior loss experience, economic conditions and overall portfolio quality. These provisions for losses are charged against income in the year they are established.

  Sentinel Federal believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles ("GAAP") as of June 30, 1996. However, there can be no assurance that the loan portfolio in the future will not require Sentinel Federal to increase its allowance for loan losses, thereby adversely affecting the financial condition and earnings.

  The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

                                                  AT JUNE 30,
                                -----------------------------------------------
                                     1994            1995            1996
                                --------------- --------------- ---------------
                                         % OF            % OF            % OF
                                       LOANS IN        LOANS IN        LOANS IN
                                         EACH            EACH            EACH
                                       CATAGORY        CATAGORY        CATAGORY
                                       TO TOTAL        TO TOTAL        TO TOTAL
                                AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS
                                ------ -------- ------ -------- ------ --------
                                            (DOLLARS IN THOUSANDS)
Real estate -- mortgage:
  Residential..................  $ 51     98%    $ 38     94%    $ 37     92%
  Commercial...................    17      1       49      3       52      3
  Construction.................     1    --        12      1       16      2
  Consumer.....................     2      1        5      2       10      3
  Unallocated..................   247    N/A      214    N/A      204    N/A
                                 ----    ---     ----    ---     ----    ---
    Total allowance for loan
     losses....................  $318    100%    $318    100%    $319    100%
                                 ====    ===     ====            ====

  The following table sets forth an analysis of Sentinel Federal's gross allowance for possible loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

                                                 YEAR ENDED JUNE 30,
                                            ---------------------------------
                                            1992   1993   1994   1995   1996
                                            -----  -----  -----  -----  -----
                                               (DOLLARS IN THOUSANDS)
Allowance at beginning of period........... $ 155  $ 147  $ 278  $ 318  $ 318
                                            -----  -----  -----  -----  -----
Provision for loan losses..................    27    154     42    --     --
                                            -----  -----  -----  -----  -----
Recoveries:
Residential real estate....................   --     --     --     --       1
Commercial real estate.....................   --     --     --     --     --
Consumer...................................   --     --     --     --     --
                                            -----  -----  -----  -----  -----
    Total recoveries.......................   --     --     --     --       1
                                            -----  -----  -----  -----  -----
Charge-offs:
  Residential real estate..................    27     23      2    --     --
  Commercial real estate...................   --     --     --     --     --
  Construction.............................   --     --     --     --     --
  Consumer.................................     8    --     --     --     --
                                            -----  -----  -----  -----  -----
    Total charge-offs......................    35     23      2    --     --
                                            -----  -----  -----  -----  -----
    Net charge-offs........................    35     23      2    --      (1)
                                            -----  -----  -----  -----  -----
    Balance at end of period............... $ 147  $ 278  $ 318  $ 318  $ 319
                                            =====  =====  =====  =====  =====
Ratio of allowance to total loans
 outstanding at the end of the period......  0.15%  0.15%  0.44%  0.39%  0.39%
Ratio of net charge-offs to average loans
 outstanding during the period.............  0.08   0.04    --     --     --

INVESTMENT ACTIVITIES

  Federally chartered savings institutions have authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, such savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that federally chartered savings institutions are otherwise authorized to make directly. Savings institutions are also required to maintain minimum levels of liquid assets which vary from time to time. See "Regulation of Sentinel Financial Corporation and Sentinel Federal Savings and Loan Association of Kansas City--Federal Regulation of Savings Associations--Federal Home Loan Bank System." Sentinel Federal may decide to increase its liquidity above the required levels depending upon the availability of funds and comparative yields on investments in relation to return on loans.

  The Board of Directors of Sentinel Federal sets the investment policy of Sentinel Federal. This policy dictates that investments will be made with the intent of holding them to maturity and will be made based on the safety of the principal amount, liquidity requirements of Sentinel Federal and the return on the investments. Sentinel Federal's policy does not permit investment in non-investment grade bonds. It permits investment in various types of liquid assets permissible under OTS regulation, which include U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposits of insured banks, repurchase agreements and federal funds.

  To supplement lending activities in periods of deposit growth, declining loan demand or significant prepayments, Sentinel Federal has invested in residential mortgage-related securities. Although such securities are held for investment, they can serve as collateral for borrowings and, through repayments, as a source of liquidity. For information regarding the carrying and market values of Sentinel Federal's mortgage-related securities portfolio, see Note 4 of "Financial Statements of Sentinel Financial Corporation-- Consolidated Financial Statements and Independent Auditors' Report for the years ended June 30, 1994, 1995 and 1996." Sentinel Federal generally invests in mortgaged-backed securities guaranteed by the FHLMC and the FNMA.

  As of June 30, 1996, Sentinel Federal's portfolio included $51.5 million of mortgage-related securities purchased as investments to supplement Sentinel Federal's mortgage lending activities. All mortgage-related securities are comprised of adjustable-rates. As of June 30, 1996, Sentinel Federal owned no collateralized mortgage obligations.

  Sentinel Federal also invests in government bonds and agency securities insured by a government-sponsored agency. Since 1989, Sentinel Federal has focused its investment activity on the purchase of short-term or adjustable-rate instruments. Management intends to continue to concentrate investments in adjustable rate products subject to adequate liquidity and investment margins. As a result of this activity, as of June 30, 1996, over 97.5% of Sentinel Federal's mortgage-related investments, including portfolio single-family loans, were adjustable in nature.

  Sentinel Federal's investment portfolio is an important component of Sentinel Federal's overall operations. The portfolio is segregated by the intended holding period of a particular investment in accordance with Sentinel Federal's policy, GAAP and applicable federal regulations. As of June 30, 1996, all of Sentinel Federal's mortgage-related portfolio were classified as held to maturity. Sentinel Federal has also invested from time to time in assets classified as available for sale. Such securities are generally adjustable rate in nature or have relatively short maturities. All investments are extensively monitored on a regular basis with current market valuation reviewed at least quarterly. By internal policy, Sentinel Federal limits assets available for sale to 15% of total assets and a stop loss limit of $250,000 applies to all assets in this category.

  Investment decisions are approved by the Asset Liability Committee of the Board of Directors of Sentinel Federal which meets on a regular basis. The Asset Liability Committee acts within policies established by the Board of Directors of Sentinel Federal.

  The following table sets forth Sentinel Federal's investment securities portfolio at carrying value at the dates indicated.

                                                 AT JUNE 30,
                         -----------------------------------------------------------
                                1994                1995                1996
                         ------------------- ------------------- -------------------
                         CARRYING PERCENT OF CARRYING PERCENT OF CARRYING PERCENT OF
                         VALUE(1) PORTFOLIO  VALUE(1) PORTFOLIO  VALUE(1) PORTFOLIO
                         -------- ---------- -------- ---------- -------- ----------
                                           (DOLLARS IN THOUSANDS)
Held to maturity:
  FNMA.................. $45,648     59.55%  $44,159     60.89%  $32,838     60.13%
  FHLMC.................  27,331     35.66    24,714     34.08    18,629     34.11
  U.S. Government
   treasury and
   obligations of U.S.
   Government agencies..   2,494      3.25     2,498      3.44     2,000      3.66
  Other.................     117      0.15        67      0.09        53      0.10
                         -------    ------   -------    ------   -------    ------
    Total held to matu-
     rity...............  75,590     98.62    71,439     98.51    53,520     98.00
Available for sale:
  U.S. Government trea-
   sury and obligations
   of U.S. Government
   agencies.............   1,058      1.38     1,083      1.49     1,093      2.00
  Other.................       3       --        --        --        --        --
                         -------    ------   -------    ------   -------    ------
    Total available for
     sale...............   1,061      1.38     1,083      1.49     1,093      2.00
                         -------    ------   -------    ------   -------    ------
      Total............. $76,651    100.00%  $72,522    100.00%  $54,613    100.00%
                         =======    ======   =======    ======   =======    ======

  The table below sets forth certain information regarding the carrying value, weighted average yields and maturities or periods to repricing of Sentinel Federal's investment and mortgage-backed securities at June 30, 1996.

                                              AMOUNT DUE OR REPRICING WITHIN:
                                            -----------------------------------
                                                                 OVER ONE TO
                                            ONE YEAR OR LESS     FIVE YEARS
                                            ----------------- -----------------
                                                     WEIGHTED          WEIGHTED
                                            CARRYING AVERAGE  CARRYING AVERAGE
                                             VALUE    YIELD    VALUE    YIELD
                                            -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
Held to maturity:
  FNMA..................................... $32,838    6.95%   $  --      -- %
  FHLMC....................................  17,352    6.86     1,277    5.23
  U.S. Government treasury and obligations
   of U.S. Government agencies.............   2,000    4.78       --      --
  Other....................................      53    3.17       --      --
                                            -------    ----    ------    ----
    Total held to maturity.................  52,243    6.84     1,277    5.23
Available for sale:
  U.S. Government treasury and obligations
   of U.S. Government agencies.............   1,093    4.58       --      --
                                            -------    ----    ------    ----
    Total available for sale...............   1,093    4.58       --      --
                                            -------    ----    ------    ----
      Total................................ $53,336    6.79%   $1,277    5.23%
                                            =======    ====    ======    ====

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

  General. Sentinel Federal's primary sources of funds are deposits, FHLB advances, proceeds from principal and interest payments on loans and mortgage-related securities and proceeds from loan sales. Deposits and loan repayments are the major source of Sentinel Federal's funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general level of interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources, or on a longer term basis for interest rate risk management.

  Deposit Accounts. Sentinel Federal's goal for savings activity is to retain its current deposit base while attempting to reduce the overall cost of the current deposit base. Any deposit growth is limited to not more than interest credited or the total balance sheet projection in Sentinel Federal's original Capital Plan and the amount of interest credited as required under the Supervisory Agreement, each of which are discussed above. See "--General." Sentinel Federal offers a variety of deposit accounts having a range of interest rates and terms. Sentinel Federal's deposits consist of passbook, money market, and certificate accounts. The flow of deposits is influenced significantly by general economic conditions, changes in the money market and prevailing interest rates, and competition. The interest rates Sentinel Federal pays on its deposits is determined at least weekly and is based on market conditions. Sentinel Federal relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits. Individual certificate accounts in excess of $100,000 are not actively solicited by Sentinel Federal or by any agent or broker acting on behalf of Sentinel Federal nor does Sentinel Federal pay substantially higher interest rates on such accounts.

  In the unlikely event Sentinel Federal is liquidated, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to the shareholders. The majority of Sentinel Federal's depositors are residents of the State of Missouri.

  The following table sets forth information concerning Sentinel Federal's time deposits and other interest-bearing deposits at June 30, 1996.

                                                                       PERCENTAGE
 INTEREST                                           MINIMUM             OF TOTAL
   RATE       TERM              CATEGORY            AMOUNT    BALANCE   DEPOSITS
 --------     ----              --------          ----------- -------- ----------
                                                          (IN THOUSANDS)
   2.50%  None          NOW Accounts              $       100 $  2,985     2.42%
   4.40   None          Money Market and Super
                         NOW Accounts                   1,000   19,051    15.46
   2.72   None          Statement, Christmas
                         Club, Passbook            50, 20, 50    8,817     7.15
                        CERTIFICATES OF DEPOSIT
   2.72   90 Days       90-day passbook                   500      --       --
   5.14   4-6 Months    Fixed term, fixed rate            500   10,609     8.61
   5.30   7-12 Months   Fixed term, fixed rate            500   19,443    15.77
   5.30   13-24 Months  Fixed term, fixed rate            500   10,967     8.90
   5.87   25-48 Months  Fixed term, fixed rate            500   20,121    16.33
   5.63   49-120 Months Fixed term, fixed rate            500   31,261    25.36
                                                              --------   ------
                                                              $123,253   100.00%
                                                              ========   ======

  As of June 30, 1996, Sentinel Federal did not have any "jumbo" certificates of deposit (i.e., certificate of deposits with minimum balances of $100,000 and negotiable interest rates).

  Deposit Flow. The following table sets forth the balances of savings deposits in the various types of savings accounts offered by Sentinel Federal at the dates indicated.

                                                        AT JUNE  30,
                          ---------------------------------------------------------------------------
                                1994                   1995                         1996
                          ----------------  ---------------------------- ----------------------------
                                   PERCENT           PERCENT                      PERCENT
                                     OF                OF      INCREASE             OF      INCREASE
                           AMOUNT   TOTAL    AMOUNT   TOTAL   (DECREASE)  AMOUNT   TOTAL   (DECREASE)
                          -------- -------  -------- -------  ---------- -------- -------  ----------
                                                   (DOLLARS IN THOUSANDS)
Non-interest-bearing....  $    --      --%  $    --      --%   $   --    $    --      --%   $   --
NOW checking............     3,178   2.42      3,236   2.56         58      2,985   2.42       (251)
Regular savings ac-
 counts.................    11,751   8.66     10,395   8.22     (1,356)     8,817   7.15     (1,578)
Money market deposit....    20,385  15.50     18,564  14.68     (1,821)    19,051  15.46        487
Fixed-rate certificates
 which mature in the
 year ending:
 Within 1 year..........    47,548  36.43     43,807  34.65     (3,741)    54,495  44.21     10,688
 After 1 year, but
  within 2 years........    18,691  14.21     23,759  18.79      5,068     20,219  16.40     (3,540)
 After 2 years, but
  within 5 years........    29,480  22.42     22,760  18.00     (6,720)    14,653  11.89     (8,107)
 Certificates maturing
  thereafter............       471   0.36      3,919   3.10      3,448      3,033   2.46       (886)
                          -------- ------   -------- ------    -------   -------- ------    -------
 Total..................  $131,504 100.00%  $126,440 100.00%   $(5,064)  $123,253 100.00%   $(3,187)
                          ======== ======   ======== ======    =======   ======== ======    =======   ===

  The following table sets forth the savings activities of Sentinel Federal for the periods indicated.

                                                      YEAR ENDED JUNE 30,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
Beginning balance................................. $138,585  $131,504  $126,440
                                                   --------  --------  --------
Net (decrease) before interest credited...........  (13,219)  (10,189)   (8,275)
Interest credited.................................    6,138     5,125     5,088
                                                   --------  --------  --------
Net (decrease) in savings deposits................   (7,081)   (5,064)   (3,187)
                                                   --------  --------  --------
Ending balance.................................... $131,504  $126,440  $123,253
                                                   ========  ========  ========

  Time Deposits by Rates. The following table sets forth the time deposits in Sentinel Federal classified by rates as of the dates indicated.

                                                               AT JUNE 30,
                                                         -----------------------
                                                          1994    1995    1996
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
 5.00% and below........................................ $56,679 $22,064 $ 6,256
 5.01-- 6.00%...........................................  10,585  25,583  49,134
 6.01-- 7.00%...........................................  12,032  32,519  26,750
 7.01--11.00%...........................................  16,848  14,078  10,260
11.01--13.00%...........................................      46     --      --
                                                         ------- ------- -------
  Total................................................. $96,190 $94,244 $92,400
                                                         ======= ======= =======

  The following table sets forth the amount and maturities of time deposits at June 30, 1996.

                                                   AMOUNT DUE
                                 -----------------------------------------------
                                 LESS THAN   1-2    2-3    3-4    AFTER
                                 ONE YEAR   YEARS  YEARS  YEARS  4 YEARS  TOTAL
                                 --------- ------- ------ ------ ------- -------
                                                 (IN THOUSANDS)
 5.00% and below................  $ 5,677  $   362 $  217 $  --  $  --   $ 6,256
 5.01-- 6.00%...................   32,454    9,663  4,858    937  1,222   49,134
 6.01-- 7.00%...................   13,835    6,426    820  2,460  3,209   26,750
 7.01--11.00%...................    2,529    3,768  2,537    619    807   10,260
                                  -------  ------- ------ ------ ------  -------
  Total.........................  $54,495  $20,219 $8,432 $4,016 $5,238  $92,400
                                  =======  ======= ====== ====== ======  =======

  Borrowings. Savings deposits are the primary source of funds for Sentinel Federal's lending and investment activities and for its general business purposes. Sentinel Federal has in the past, however, relied upon advances from the FHLB-Des Moines to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB-Des Moines has served as one of Sentinel Federal's primary borrowing sources. Advances from the FHLB-Des Moines are typically secured by Sentinel Federal's mortgage-backed securities which is held by Sentinel Federal. At June 30, 1996, Sentinel Federal had $7.0 million in advances from the FHLB-Des Moines.

  The FHLB functions as a central reserve bank providing credit for savings and loan associations and certain other member financial institutions. As a member, Sentinel Federal is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. The FHLB-Des Moines determines specific lines of credit for each member institution.

  The following table sets forth certain information regarding borrowed funds for the dates indicated:

                                                      AT OR FOR THE YEAR
                                                        ENDED JUNE 30,
                                                    -------------------------
                                                     1994     1995     1996
                                                    -------  -------  -------
                                                    (DOLLARS IN THOUSANDS)
FHLB-Des Moines advances:
Average balance outstanding........................ $ 9,471  $16,150  $13,483
Maximum amount outstanding at any month end during
 the period........................................  11,000   21,850   21,450
Balance outstanding at end of period...............  10,450   21,850    7,000
Weighted average interest rate during the period...    6.77%    6.48%    5.44%
Weighted average interest rate at the end of peri-
 od................................................    5.42     6.26     6.11

SUBSIDIARIES

  Sentinel Insurance Agency, Inc. ("Sentinel Insurance") is a wholly-owned subsidiary of Sentinel Federal. As of June 30, 1996, Sentinel Federal's equity investment in the subsidiary was approximately $5,000. Currently, the only activity of Sentinel Insurance is the sale of tax deferred annuities. Sentinel Insurance sold its remaining book of property and casualty insurance during fiscal 1993, which represented an insignificant portion of its insurance operations. For the years ended June 30, 1994, 1995 and 1996 sales of annuities resulted in additional income from insurance commissions of $163,000, $101,000 and $39,000, respectively.

  Claywood Financial Services, Sentinel Federal's other wholly-owned subsidiary, is inactive.

COMPETITION

  Sentinel Federal competes for both loans and deposits. The Kansas City area has a high density of financial institutions, some of which are larger and have greater financial resources than Sentinel Federal, and all of which are competitors of Sentinel Federal to varying degrees. Sentinel Federal faces significant competition both in making mortgage loans and attracting deposits. Sentinel Federal's competition for loans comes principally from savings and loan associations, savings banks, mortgage banking companies, insurance companies and commercial banks. Its most direct competition for deposits has historically come from savings and loan associations, commercial banks, and credit unions. Sentinel Federal faces additional competition for deposits from short-term money market funds and other corporate and government securities.

PERSONNEL

  As of June 30, 1996, Sentinel Federal had 32 full-time employees and 1 part-time employees. Sentinel Federal believes that employees play a vital role in the success of a service company and that Sentinel Federal's relationship with its employees is good. The employees are not represented by a collective bargaining unit.

                 PROPERTIES OF SENTINEL FINANCIAL CORPORATION

  Sentinel Federal's main office is owned by Sentinel Federal and is located at 1001 Walnut Street, Kansas City, Missouri 64106. Sentinel Federal has one branch office in North Kansas City, Missouri, which is leased. The lease expires on December 31, 1997. At June 30, 1996, the net book value of Sentinel Federals property, fixtures, furniture and equipment was $363,000.

        LEGAL PROCEEDINGS INVOLVING SENTINEL FINANCIAL CORPORATION AND
         SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY

  Periodically, there have been various claims and lawsuits involving Sentinel or Sentinel Federal as a defendant, such as claims to enforce liens, condemnation proceedings on properties in which Sentinel or Sentinel Federal holds security interests, claims involving the making and servicing of real property loans and other issued incident to Sentinel Federal's business. In the opinion of management of Sentinel and Sentinel and Sentinel Federal's legal counsel, no significant loss is expected from any of such pending claims or lawsuits.

     MANAGEMENT'S PROCEEDINGS INVOLVING SENTINEL FINANCIAL CORPORATION AND
         SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY

GENERAL

  Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Sentinel. The information contained in this section should be read in conjunction with the Consolidated Financial Statements of Sentinel and the accompanying notes contained in this Proxy Statement/Prospectus.

OPERATING STRATEGY

  The primary goal of management is to enhance operations through increased profitability, while minimizing risk factors. Sentinel's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and borrowings. Sentinel's net income is also affected by, among other items, fee income, insurance commissions, provisions for loan losses and operating expenses. Sentinel's results of operations are also significantly impacted by general economic and competitive conditions, particularly changes in market interest rates, government policies and local housing activity.

  In guiding the operations of Sentinel, Sentinel's management has implemented various strategies designed to continue its profitability while maintaining the safety and soundness of Sentinel. These strategies include:
(i) emphasizing increased production of one- to four-family loans; (ii) controlling operating expenses; and (iii) improving customer service. Historically, Sentinel has been predominately a one- to four-family lender. As such, it has developed expertise in mortgage loan underwriting and origination. Sentinel has established methods to expand its loan origination through contacts with realtors, and past and present customers. Sentinel also uses advertising and community involvement to gain exposure within the communities it operates. Sentinel emphasizes the origination of adjustable rate mortgage ("ARM") and fixed rate loans. Loan originations are primarily concentrated in Sentinel's local community.

  At June 30, 1996, Sentinel's ratio of non-performing assets to total assets was 0.12%. Sentinel continues to remain focused on maintaining acceptable asset quality through sound underwriting and effective collection procedures.

  Managing the Balance Sheet. Historically, Sentinel has sought to maintain a stable growth pattern. Since 1989, and the implementation of the Supervisory Agreement, growth has been significantly restricted. As a result, Sentinel incurred shrinkage of total assets between June 30, 1988 and June 30, 1996 of 15.5%. This lack of asset growth coupled with improved earnings and the January 7, 1994 stock conversion has allowed total capital to increase from 1.51% to 7.73% of total assets as of June 30, 1996.

  Controlling Operating Expenses. Sentinel monitors its operating expenses and seeks to control them while maintaining the necessary personnel to service its customers through its two office locations. Historically, operating expenses have been kept at or below 1.70% of average assets. During the year ended June 30, 1996, non-interest expenses averaged 2.19% of average assets.

  Managing Interest-Rate Risk. In order to reduce the impact of fluctuating interest rates on Sentinel's net interest income, Sentinel's management utilizes several techniques. These techniques include (i) emphasizing the origination of adjustable rate loans; (ii) maintaining a short-term investment portfolio; (iii) investing primarily in adjustable rate mortgage- related securities; and (iv) lengthening deposit maturities when warranted.

  This business strategy is consistent with an operating philosophy that includes: (i) increasing lending department production and efficiency; (ii) increasing market share; (iii) and improving customer services; and (iv) improving Sentinel's retail marketing strategy.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1995 AND 1996

  Total assets decreased $18.1 million from $161.9 million at June 30, 1995 to $143.8 million at June 30, 1996. Sentinel's asset size primarily reflects management's focus on mortgage loan production and managed reduction in the mortgage-backed securities portfolio. Sentinel's net loans receivable increased $1.7 million from $81.0 million at June 30, 1995 to $82.7 million at June 30, 1996. During this period, mortgage-related securities decreased $17.4 million.

  Total deposits declined moderately during fiscal year 1996 as compared to June 30, 1995. At June 30, 1995, total deposits were $126.4 million, compared to $123.3 million at June 30, 1996. This reduction was primarily the result of management's efforts to reduce the overall cost of deposits, and capital growth during the period. During fiscal 1996, total account withdrawals exceeded deposits by $8.3 million. Approximately $5.1 million of interest was credited to accounts resulting in a net decrease of $3.2 million in total deposits. Advance balances from the Federal Home Loan Bank ("FHLB") decreased from $21.9 million at June 30, 1995 to $7.0 million at June 30, 1996.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 1995 AND
1996

  General. Net income for the fiscal year ended June 30, 1996 was $928,000, compared with $630,000 for fiscal year 1995, representing a 47.3% increase. The increase was primarily attributable to an income tax benefit relating to the treatment of net operating loss carry forwards recorded during the third quarter. Non-interest expense increased $749,000, or 28.7%, during the year ended June 30, 1996. The increase in non-interest expense was the result of several unusual items, including merger-related expenses, litigation expenses, and the recording of a loss reflecting the difference between the amortized cost and the current fair market value of Sentinel's downtown office building.

  Net Interest Income. Net interest income increased $399,000 to $3.5 million for the year ended June 30, 1996, compared with $3.1 million for fiscal 1995. The increase in net interest income reflects an increase in Sentinel's net interest margin from 1.98% for the year ended June 30, 1995 to 2.28% for the year ended June 30, 1996. The increase in net interest income is primarily the result of two areas of operations. First, yields on adjustable-rate loans and mortgage-related securities repriced upward during the period. Second, a portion of Sentinel's higher costing longer-term certificates of deposits matured while the overall deposit mix shifted away from long-term certificates to intermediate- and shorter-term certificates of deposit, slowing the overall rise in interest expense.

  Interest Income. Interest income for the year ended June 30, 1996 was $11.0 million, compared with $10.4 million for fiscal 1995, representing an increase of $600,000, or 5.6%. The average yield on interest-earning assets increased from 6.69% for the year ended June 30, 1995 to 7.23% for fiscal year 1996. Net loans receivable increased $1.7 million for the year ended June 30, 1996 as a result of higher origination levels. Portfolio loan repayments increased from $8.5 million during fiscal year ended June 30, 1995 to $16.0 million during the year ended June 30, 1996. During these same periods, total loan production increased significantly, while portfolio loan production rose slightly from $17.6 million during the year ended June 30, 1995 to $17.8 million for the year ended June 30, 1996.

  Interest on mortgage-related securities decreased $271,000, or 6.5%, as a result of a significant decline in the overall balance of the portfolio. The balance of mortgage-related securities declined from $68.9 million as of June 30, 1995 to $51.5 million as of June 30, 1996. During the fiscal year ended June 30, 1996, no additional mortgage-related securities were purchased by Sentinel.

  Income from the investment portfolio decreased $177,000, or 56.9%, from $312,000 in fiscal 1995 to $134,000 in fiscal 1996, primarily due to the maturity of a portion of the portfolio.

  Interest Expense. Interest expense increased $183,000, or 2.5%, for the year ended June 30, 1996, from the amount of such expense as of June 30, 1995. The increase was the net effect of a decline in interest expense relating to FHLB advances and a rise in interest expense relating to savings and certificate accounts. Average interest-bearing liabilities were $138.8 million for the year ended June 30, 1996 compared with $144.7 million for fiscal 1995. The average rate paid increased from 5.07% in the year ended June 30, 1995 to 5.42% in the year ended June 30, 1996. The rise in interest expense was less than the increase in interest income due to Sentinel's efforts to reduce deposit costs and the increased use of intermediate-term certificates of deposit and shorter term FHLB advances.

  Provisions for Loan Losses. Provisions for loan losses are charged to earnings to bring the total loss allowance to a level considered adequate by management to provide for losses based on prior loss experience, volume and type of lending conducted by Sentinel, industry standards and past due loans in Sentinel's portfolio. Management also considers general economic conditions and other factors relating to the collectability of Sentinel's loan portfolio.

  During the year ended June 30, 1996, Sentinel provided no additional allowance for loan losses. The provision for loan losses was $1,000 in fiscal 1995. As a result of recoveries of $1,000 during fiscal 1996, at June 30, 1996, the total allowance for loan losses was $319,000, or .39% of total loans outstanding. Provisions are made based on management's analysis of the various factors which affect the loan portfolio and management's desire to hold the allowance at a level considered adequate to provide for losses and fleet industry standards. Management performs a detailed analysis of Sentinel's loan portfolio, including reviews of Sentinel's write-off history and an analysis of Sentinel's allowance for losses as compared with industry and peer averages. At June 30, 1996, the allowance for possible loan losses was $319,000 and represented 189.7% of total non-accrual loans and loans past due more than 90 days. At June 30, 1995, the allowance for loan losses was $318,000 and represented 235.56% of total non-accrual loans and loans past due more than 90 days. While management believes the allowance for loan losses at June 30, 1996 is adequate to cover all losses inherent in the loan portfolio, there can be no assurance that in the future Sentinel's allowance will not require further increases.

  Other Income. Other income increased $77,000 from $410,000 for the year ended June 30, 1995 to $487,000 for the year ended June 30, 1996. This increase was principally the result of increased income from loan sales and increased fee income on loans originated for Sentinel's loan portfolio. During the period, Sentinel also experienced increased rental income through increased occupancy at its downtown office facility. Conversely, Sentinel experienced reduced commissions earned on the sales of tax deferred annuity products by Sentinel's second-tier subsidiary, Sentinel Insurance Agency, Inc.

  Other Expense. Other expenses increased from $2.6 million as of June 30, 1995 to $3.4 million as of June 30, 1996. This $749,000 increase was the result of several unusual items during the period.

  Sentinel recorded a $242,000 loss provision to reflect the difference between the current fair market value and the recorded book value of the 1001 Walnut Street Office Building. This activity reflected Sentinel Federal's intent to close this facility after completion of a new North Kansas City Office.

  During the year ended June 30, 1996, a former employee of Sentinel filed a sexual harassment suit against Sentinel. The suit was settled resulting in an expense of $145,000 to Sentinel.

  In connection with the Merger, Sentinel has incurred expenses relating to the evaluation and negotiation of the transaction. During the fiscal year ending June 30, 1996, total merger-related expenses were approximately $135,000.

  Income Taxes. During fiscal 1996, Sentinel reversed previously established accruals relating to a tax position taken in prior years. Sentinel's 1991 and 1992 tax returns were filed with appropriate disclosure of the use of the positions taken. As of March 15, 1996, the three year statute of limitations expired. As a result of the reversal of previously established tax liabilities, Sentinel recorded an after-tax benefit of $601,000. Income taxes payable of June 30, 1996, without consideration of the benefit derived from the statue expiration, were $112,000.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 1995 AND
1994

  General. Net income for the fiscal year ended June 30, 1995 was $630,000, compared with $564,000 for fiscal year 1994, representing a 11.70% increase. The increase was primarily attributable to Sentinel's efforts to reduce overall liability costs and increase loan balances during the period. Non-interest expense increased $142,000, or 5.38%, during the fiscal year ended June 30, 1995.

  Net Interest Income. Net interest income increased $608,000 to $3.1 million for the year ended June 30, 1995, compared with $2.4 million for fiscal year 1994. The increase in net interest income reflects an increase in Sentinel's net interest margin from 1.61% for the fiscal year ended June 30, 1994 to 1.98% for the fiscal year ended June 30, 1995. The increase in net interest income is primarily the result of two areas of operations. First, portfolio loan balances have increased $8.7 million or 12.01%. Second, lower rate, ARM mortgage-backed securities balances declined $4.2 million or 5.68%. While interest expense increased during the period, Sentinel was less aggressive in pricing retail deposits and utilized lower cost, FHLB advances, including an open line of credit, to lessen the impact of a rising interest rate environment during the fiscal year ended June 30, 1995.

  Interest Income. Interest income for the year ended June 30, 1995 was $10.4 million compared with $9.4 million for fiscal year 1994, representing a increase of $1.0 million, or 10.64%. The average yield on interest-earning assets increased from 6.15% for the year ended June 30, 1994 to 6.69% for fiscal year 1995. Net loans receivable increased $8.7 million for the year ended June 30, 1995 as a result of higher origination levels and significantly lower loan prepayments during the period. Portfolio loan prepayments declined from $19.7 million during fiscal year ended June 30, 1994 to $8.5 million during the period ended June 30, 1995. During these same periods, total portfolio loan production rose from $12.0 million during fiscal year ended June 30, 1994 to $17.6 million for the year ended June 30, 1995.

  Interest on mortgage-related securities increased $963,000 or 29.84%, as a result of increased interest rates during the period. While the average balance of mortgage-related securities increased approximately $3.5 million, in the year ended June 30, 1995, the actual balance declined from $73.1 million as of June 30, 1994 to $68.9 million as of June 30, 1995. Sentinel continued to purchase mortgage-related securities through the first half of the fiscal year ended June 30, 1995. Subsequent to the first six months of the fiscal year, no additional purchases have been made and the actual balance declined during the remainder of the period.

  Income from the investment portfolio increased $58,000 or 22.75% from $253,941 in 1994 to $311,710 in 1995 primarily as the result of the purchase of United States Treasury securities in February and March 1994.

  Interest Expense. Interest expense increased $396,000, or 5.70%, for the year ended June 30, 1995, compared with fiscal year 1994. The increase is primarily attributable to increased interest rates during the period. Average interest-bearing liabilities were $144.7 million for the year ended June 30, 1995 compared with $144.3 million for fiscal year 1994. The average rate paid increased from 4.82% in the year ended June 30, 1994 to 5.07% in the year ended June 30, 1995. The rise in interest expense was less than the increase in interest income due to Sentinel's efforts to reduce deposit costs and the increased use of shorter term FHLB advances.

  Provisions for Loan Losses. For June 30, 1995 and 1994, Sentinel provided $0 and $42,000, respectively, for losses. During the fiscal year ended June 30, 1995, Sentinel provided no additional allowance for loan losses. Thus the total allowance for loan losses remained $318,000, or .39% of total loans outstanding. These provisions were made based on management's analysis of the various factors which affect the loan portfolio and management's desire to hold the allowance at a level considered adequate to provide for losses and meet industry standards. Management performs a detailed analysis of Sentinel's loan portfolio, including reviews of Sentinel's write-off history and an analysis of Sentinel's allowance for losses as compared with industry and peer averages. At June 30, 1995, the allowance for possible loan losses was $318,000 and represented 235.56% of total non-accrual loans and loans past due more than 90 days. At June 30, 1994, the allowance for loan losses was $318,000 and represented 117.34% of total non-accrual loans and loans past due more than 90 days.

  Other Income. Other income decreased $39,000 from $449,000 for the fiscal year ended June 30, 1994 to $410,000 for the fiscal year ended June 30, 1995. This decrease was principally the result of reduced commissions earned on the sales of tax deferred annuity products by Sentinel's second-tier subsidiary, Sentinel Insurance Agency Inc. Gains on sales of assets held for sale and securities available for sale, net were $84,000 in the year ended June 30, 1995 as compared to $35,000 in the year ended June 30, 1994. As of June 30, 1995, Sentinel's available for sale portfolio included one $1.1 million adjustable rate FHLB agency debenture.

  Other Expense. Other expenses increased from $2.5 million for the year ended June 30, 1994 to $2.6 million for the year ended June 30, 1995. This $142,000 increase was primarily attributable to a $113,000 increase in salaries and employee benefits attributable to a full year of amortization of deferred compensation on Sentinel's Employee Stock Ownership Plan ("ESOP") and Management Recognition and Development Plans ("MRDP").

  Income Taxes. Income tax expense increased $238,000 from $45,000 for fiscal year ended June 30, 1994 to $283,000 for fiscal year ended June 30, 1995 as a result of increased taxable income from $418,000 for fiscal year ended June 30, 1994 to $886,000 for fiscal year ended June 30, 1995, a reduction in the utilization of Missouri intangible tax credit carry forwards, and a reduction in the amount of valuation allowance on deferred tax assets. Management expects to resolve certain income tax issues during fiscal 1996 which may substantially reduce Sentinel's income tax expense for 1996. However, there can be no assurance that such income tax benefit will occur.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

  The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average balances for a period have been calculated using the average of month-end balances during such period. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

                                                      YEARS ENDED JUNE 30,
                          -------------------------------------------------------------------------------
                                    1994                       1995                       1996
                          -------------------------  -------------------------  -------------------------
                                   INTEREST                   INTEREST                   INTEREST
                          AVERAGE     AND    YIELDS  AVERAGE     AND    YIELD/  AVERAGE     AND    YIELD/
                          BALANCE  DIVIDENDS  COST   BALANCE  DIVIDENDS  COST   BALANCE  DIVIDENDS  COST
                          -------- --------- ------  -------- --------- ------  -------- --------- ------
                                                     (DOLLARS IN THOUSANDS)
Interest-earning as-
 sets(1):
 Mortgage loans.........  $ 73,552  $5,682     7.73% $ 74,249  $ 5,698    7.67% $ 79,341  $6,281     7.92%
 Consumer loans.........       710      51     7.18     1,045       79    7.56     2,173     168     7.73
 Commercial business
  loans.................       739      57     7.71       978       78    7.98     2,623     210     8.01
                          --------  ------   ------  --------  -------  ------  --------  ------   ------
 Total net loans........    75,001   5,790     7.72    76,272    5,855    7.68    84,137   6,659     7.91
 Mortgage-related secu-
  rities................    69,289   3,227     4.66    72,510    4,190    5.78    60,230   3,919     6.51
 Investment securities..     3,585     147     4.10     3,624      168    4.64     3,281     158     4.82
 Interest-bearing
  deposits in other
  banks.................     3,519     103     2.93     1,592       66    4.15     2,681     134     5.00
 Other earning assets...     1,848     151     8.17     1,848      143    7.74     1,867     134     7.18
                          --------  ------   ------  --------  -------  ------  --------  ------   ------
 Total interest-earning
  assets................   153,242  $9,418     6.15%  155,846  $10,422    6.69%  152,196  11,004     7.23
                                    ======   ======            =======  ======
Non-interest-earning as-
 sets:
 Premises and equipment,
  net...................       878                   $    810                        663
 Real estate owned,
  net...................        52                          0                        --
 Other non-interest-
  earning assets........     1,034                      1,219                        483
                          --------                   --------                   --------
 Total assets...........  $155,206                   $157,875                   $153,342
                          ========                   ========                   ========
Interest-bearing liabil-
 ities:
 Passbook accounts......  $ 12,298  $  326     2.65  $ 10,831  $   297    2.74  $  8,798  $  252     2.86
 Negotiable order of
  withdrawal ("NOW")
  accounts..............     3,585      81     2.26     3,061       72    2.35     3,416      69     2.02
 Money market accounts..    20,286     596     2.94    19,168      785    4.10    19,644     909     4.63
 Certificates of
  deposit...............    98,637   5,136     5.21    95,533    5,144    5.38    93,453   5,563     5.95
                          --------  ------   ------  --------  -------  ------  --------  ------   ------
 Total deposits.........   134,806   6,139     4.55   128,593    6,298    4.90   125,311   6,793     5.42
 Other interest-bearing
  liabilities...........     9,471     641     6.77    16,150    1,046    6.48    13,483     734     5.44
 Termination of interest
  rate swaps............       --      168      --        --       --      --        --      --       --
                          --------  ------   ------  --------  -------  ------  --------  ------   ------
 Total interest-bearing
  liabilities...........   144,277   6,948     4.82   144,743    7,344    5.07   138,794   7,527     5.42
                                    ------                     -------                    ------
Non-interest-bearing
 liabilities:
Non-interest-bearing
 deposits...............       --                         --                         --
 Other liabilities......     3,424                      2,873                      3,406
                          --------                   --------                   --------
 Total liabilities......   147,701                    147,616                    142,200
Stockholders' equity....     7,505                     10,259                     11,142
                          --------                   --------                   --------
 Total liabilities and
  stockholders' equity..  $155,206                   $157,875                   $153,342
                          ========                   ========                   ========
Net interest income.....            $2,470                     $ 3,078                    $3,477
                                    ======                     =======                    ======
Interest rate spread....                       1.33%                      1.61%                      1.81%
Net interest margin.....                       1.61%                      1.98%                      2.28%
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities....                     106.21%                    107.67%                    109.66%

--------
 (1) Does not include interest on nonaccrual loans or loans 90 days or more past due.

YIELDS EARNED AND RATES PAID

  The following table sets forth (on a consolidated basis) for the periods and at the date indicated, the weighted average yields earned on Sentinel Federal's assets and the weighted average interest rates paid on Sentinel Federal's liabilities, together with the net interest margin.

                                                        YEAR ENDED JUNE 30,
                                                        ----------------------
                                                         1994    1995    1996
                                                        ------  ------  ------
Weighted average yield on:
  Loan portfolio......................................    7.72%   7.68%   7.92%
  Mortgage-related securities.........................    4.67    5.78    6.51
  Investment portfolio................................    4.10    4.64    4.82
  All interest-earning assets.........................    6.15    6.69    7.23
Weighted average rate paid on:
  Deposits............................................    4.55    4.90    5.42
  Advances from FHLB..................................    6.77    6.48    5.44
  All interest-bearing liabilities....................    4.82    5.07    5.42
Interest rate spread (spread between weighted average
 rate on all interest-earning assets and all interest-
 bearing liabilities).................................    1.33    1.61    1.81
Net interest margin (net interest income (expense) as
 a percentage of average interest-earning assets).....    1.61    1.98    2.28

RATE/VOLUME TABLE

  The following table sets forth the effects of changing rates and volumes on net interest income of Sentinel Federal. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                             1995 COMPARED TO 1994            1996 COMPARED TO 1995
                          --------------------------------  ---------------------------
                           INCREASE (DECREASE)                 INCREASE (DECREASE)
                                 DUE TO                              DUE TO
                          ------------------------          ---------------------------
                                            RATE/                  RATE/
                          RATE    VOLUME   VOLUME     NET   RATE   VOLUME  VOLUME  NET
                          ------  -------  -------   -----  -----  ------  ------ -----
                                             (IN THOUSANDS)
Interest-earning assets:
Mortgage loans(1).......  $  (44)  $   54  $     6   $  16  $ 186  $ 391    $  6  $ 583
Consumer loans(1).......       3       24        1      28      2     85       2     89
Commercial business
 loans(1)...............       2       18        1      21    --     131       1    132
                          ------   ------  -------   -----  -----  -----    ----  -----
Total loans(1)..........     (39)      96        8      65    188    607       9    804
Mortgage-related securi-
 ties...................     766      164       32     962    529   (710)    (90)  (271)
Investment and trading
 securities.............      19        2       45      66      7    (16)     (1)   (10)
Interest-bearing depos-
 its....................      43      (56)     (68)    (81)    14     45       9     68
Other earning assets....      (8)     --       --       (8)   (10)     1     --      (9)
                          ------   ------  -------   -----  -----  -----    ----  -----
Total net change in
 income on interest-
 earning assets.........     781      206       17   1,004    728    (73)    (73)   582
                          ------   ------  -------   -----  -----  -----    ----  -----
Interest-bearing liabil-
 ities:
Interest-bearing depos-
 its....................     472     (283)     (30)    159    669   (161)    (13)   495
FHLB advances...........     (28)     452      (19)    405   (168)  (173)     29   (312)
Termination of interest
 rate swaps.............     --       --      (168)   (168)   --     --      --     --
                          ------   ------  -------   -----  -----  -----    ----  -----
Total net change in
 expense on interest-
 bearing liabilities....     444      169     (217)    396    501   (334)     16    183
                          ------   ------  -------   -----  -----  -----    ----  -----
Net change in net inter-
 est income.............  $  337   $   37  $   234   $ 608  $ 227  $ 261    ($89) $ 399
                          ======   ======  =======   =====  =====  =====    ====  =====

--------
(1) Does not include interest on loans 90 days or more past due.

ASSET AND LIABILITY MANAGEMENT

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

  Prior to June 30, 1991, Sentinel Federal had typically maintained a negative one-year gap position. This position had generally resulted in a positive impact during a declining rate environment and a negative impact during a rising rate environment. Since that period the association has typically maintained a positive gap position. The one-year gap can be described as the difference between interest-earning assets and interest-bearing liabilities that reprice during a one-year time frame. Sentinel Federal's one-year adjusted gap position has moved from a negative 3.4% as of June 30, 1991, to a positive 11.03% as of June 30, 1996. The change from a negative to a positive gap position was the result several factors including among other items, substantially increased capital levels, significant prepayment of fixed rate mortgage loans and investment in adjustable rate mortgage related securities. Although the one-year gap ratio is used as a measure of interest rate risk, Sentinel Federal also employs other asset liability techniques including measuring the market value of Sentinel Federal's portfolio equity position and the use of a planning model to project Association activities under a given interest rate environment. The use of several separate techniques helps reduce the risks associated with using one monitoring tool. There can be no assurance that any of Sentinel Federal's monitoring techniques can or will reflect market conditions due to the impact of external events such as market competition, the Treasury yield curve and other market forces. The models are used, however, to assist management in evaluating the risks relative to net income expectations. Mortgage prepayment rates and core deposit decay rates are based on OTS tables with some variance based on Sentinel Federal's portfolio experience.

  Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

  Sentinel Federal's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the withdrawal of deposits. The interest-rate sensitivity of Sentinel Federal's assets and liabilities illustrated in the table could vary substantially if different assumptions were used or if actual experience differs from the assumptions used. Sentinel Federal relies upon an internal gap report and an internal market value of portfolio equity ("MVPE") analysis which utilize OTS and management assumptions. These assumptions include a fixed rate mortgage loan constant prepayment rate approximating 12.50%. Adjustable-rate mortgage loans and mortgage-related securities are also assigned constant prepayment rates, however, these instruments generally reprice in one year or less and appear in the appropriate gap column.

  The following table sets forth Sentinel Federal's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at June 30, 1996.

                          WITHIN                                           OVER
                            SIX     6 MONTHS     1-3       3-5     6-10      10
                          MONTHS   TO ONE YEAR  YEARS     YEARS   YEARS    YEARS    TOTAL
                          -------  ----------- --------  -------  ------  -------  --------
                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Fixed-rate mortgage
   loans(1).............  $ 1,534    $ 1,569   $ 10,439  $ 9,850  $7,260  $ 5,240  $ 35,892
  ARM loans(1)..........   17,494     16,689      4,911    5,266     366      --     44,726
  Mortgage-related
   securities...........   32,269     18,158      1,093      --      --       --     51,520
  Other loans(1)........      166        110        167    2,014      28      --      2,485
  Investment securities
   and interest-bearing
   deposits.............    3,809      2,000        --       --      --       --      5,809
                          -------    -------   --------  -------  ------  -------  --------
    Total rate sensitive
     assets.............   55,272     38,526     16,610   17,130   7,654    5,240   140,432
Interest-bearing
 liabilities:
 Deposits:
  Regular savings and
   NOW accounts.........    1,737      1,359      3,298    2,620   1,608    1,181    11,802
  Money market deposit
   accounts.............    7,252      7,252      2,835    1,468     197       46    19,051
  Certificates of
   deposit..............   32,021     22,124     26,186    9,519   2,551      --     92,400
  Other.................    2,500      2,000      2,500      --      --       --      7,000
                          -------    -------   --------  -------  ------  -------  --------
    Total rate sensitive
     liabilities........   43,510     32,735     34,819   13,607   4,356    1,227   130,253
                          -------    -------   --------  -------  ------  -------  --------
Excess (deficiency) of
 interest sensitive
 assets over interest
 sensitive liabilities..  $11,762    $ 5,791   $(18,209) $ 3,523  $3,298  $ 4,013  $ 10,179
                          =======    =======   ========  =======  ======  =======  ========
Cumulative excess
 (deficiency) of
 interest sensitive
 assets.................  $11,762    $17,554   $   (655) $ 2,868  $6,166  $10,179  $ 10,179
                          =======    =======   ========  =======  ======  =======  ========
Cumulative ratio of
 interest-earning assets
 to interest-bearing
 liabilities............     1.27%      1.23%      0.99%    1.02%   1.05%    1.08%     1.08
Interest sensitivity gap
 to total assets........     8.18       4.03     -12.66     2.45    2.29     2.79      7.08
Ratio of interest-
 earning assets to
 interest-bearing
 liabilities............     1.27       1.18       0.48     1.26    1.76     4.27      1.08
Ratio of cumulative gap
 to total assets........     8.18      12.20      -0.46     2.00    4.29     7.08      7.08

--------
(1) Excludes undisbursed loan funds, unearned loans fees, net and allowance for loan losses.

LIQUIDITY AND CAPITAL RESOURCES

  Sentinel Federal's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans, interest payments on mortgage-related and investment securities, proceeds from sales of loans, maturing securities and FHLB advances. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

  Sentinel Federal must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. Sentinel Federal generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At June 30, 1996, cash (including interest-bearing deposits) and securities available for sale totalled $3.7 million, or 2.5% of total assets, and mortgage-related and investment securities that matured in one year or less totalled $2.0 million, or 1.3% of total assets. In addition, Sentinel Federal maintains a credit facility with the FHLB-Des Moines, which provides for immediately available advances. Advances under this credit facility totalled $7.0 million at June 30, 1996.

  The OTS requires a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5.0% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1.0% of the sum of net withdrawable deposit accounts plus short-term borrowings. Sentinel Federal's actual short- and long-term liquidity ratios at June 30, 1996 were 2.6% and 6.1%, respectively. Sentinel Federal consistently maintains liquidity levels in excess of regulatory requirements, and believes this is an appropriate strategy for proper asset and liability management.

  The primary investing activity of Sentinel Federal is the origination of mortgage loans and the purchase of mortgage-related securities. During the years ended June 30, 1994, 1995 and 1996, Sentinel Federal originated loans in the amounts of $18.5 million, $21.2 million, and $29.3 million, respectively, and purchased mortgage-related securities in the amounts of $31.0 million, $10.0 million and $0, respectively. At June 30, 1996, Sentinel Federal had loan commitments and undisbursed equity lines of credit totalling $1.2 million and undisbursed loans in process totalling $943,000. Sentinel Federal anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit that are scheduled to mature in less than one year from June 30, 1996 totalled $54.5 million. Historically, Sentinel Federal has been able to retain a significant amount of its deposits as they mature. In addition, management of Sentinel Federal believes that it can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

  Recently enacted federal legislation to recapitalize the SAIF would require savings associations like Sentinel Federal to pay a one-time assessment to increase the SAIF's reserves to $1.25 per $100 of deposits. Such assessment will be approximately .657% of the amount of deposits held by a SAIF-member institution as of March 31, 1995. Based on Sentinel Federal's level of assessable deposits, a one-time assessment of .657%, would equal approximately $845,000 on a pre-tax basis. Sentinel Federal believes that it has adequate resources to pay such assessment from cash and other liquid investments, including short-term investment securities. For further discussion of the recently enacted legislation, see "Recent Developments."

  Sentinel Federal is required to maintain specific amounts of capital pursuant to OTS requirements. As of June 30, 1996, Sentinel Federal was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 7.73%, 7.73% and 20.52%, respectively. For a detailed discussion of regulatory capital requirements, see "Regulation of Sentinel Financial Corporation and Sentinel Federal Savings and Loan Association of Kansas City--Federal Regulation of Savings Associations--Capital Requirements"

NEW ACCOUNTING STANDARDS

  See Note 1 of "Financial Statements of Sentinel Financial Corporation-- Consolidated Financial Statements and Independent Auditors' Report for the Years Ended June 30, 1994, 1995 and 1996" for a discussion of new accounting standards.

REGULATION OF SENTINEL FINANCIAL CORPORATION AND SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY.

GENERAL

  Sentinel Federal is subject to extensive regulation, examination and supervision by the OTS as its chartering agency, and the FDIC, as the insurer of its deposits. The activities of federal savings institutions are governed by the HOLA and, in certain respects, the Federal Deposit Insurance Act ("FDIA") and the regulations issued by the OTS and the FDIC to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which federal savings associations may engage. Lending activities and other investments must comply with various statutory and regulatory capital requirements. In addition, Sentinel Federal's relationship with its depositors and borrowers is also regulated to a great extent, especially in such matters as the ownership of deposit accounts and the form and content of Sentinel Federal's mortgage documents. Sentinel Federal must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to review Sentinel Federal's compliance with various regulatory requirements. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or the United States Congress, could have a material adverse impact on Sentinel, Sentinel Federal and their operations. Sentinel, as a savings and loan holding company, is also required to file certain reports with, and otherwise comply with the rules and regulations of, the OTS.

FEDERAL REGULATION OF SAVINGS ASSOCIATIONS

  Office of Thrift Supervision. The OTS is an office in the Department of the Treasury subject to the general oversight of the Secretary of the Treasury. The OTS generally possesses the supervisory and regulatory duties and responsibilities formerly vested in the Federal Home Loan Bank Board. Among other functions, the OTS issues and enforces regulations affecting federally insured savings associations and regularly examines these institutions.

  Federal Home Loan Bank System. The FHLB System, consisting of 12 FHLBs, is under the jurisdiction of the FHFB. The designated duties of the FHFB are to supervise the FHLBs, to ensure that the FHLBs carry out their housing finance mission, to ensure that the FHLBs remain adequately capitalized and able to raise funds in the capital markets, and to ensure that the FHLBs operate in a safe and sound manner.

  Sentinel Federal, as a member of the FHLB-Des Moines, is required to acquire and hold shares of capital stock in the FHLB-Des Moines in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20 of its advances (borrowings) from the FHLB-Des Moines. Sentinel Federal is in compliance with this requirement with an investment in FHLB-Des Moines stock of $1.9 million at June 30, 1996.

  Among other benefits, the FHLB provides a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB-Des Moines.

  Federal Deposit Insurance Corporation. The FDIC is an independent federal agency established originally to insure the deposits, up to prescribed statutory limits, of federally insured banks and to preserve the safety and soundness of the banking industry. In 1989 the FDIC also became the insurer, up to the prescribed limits, of the deposit accounts held at federally insured savings associations and established two separate insurance funds: the

BIF and the SAIF. As insurer of deposits, the FDIC has examination, supervisory and enforcement authority over all savings associations.

  Sentinel Federal's accounts are insured by the SAIF. The FDIC insures deposits at Sentinel Federal to the maximum extent permitted by law. Sentinel Federal currently pays deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all SAIF-member institutions. Under applicable regulations, institutions are assigned to one of three capital groups that are based solely on the level of an institution's capital--"well capitalized," "adequately capitalized," and "undercapitalized"--which are defined in the same manner as the regulations establishing the prompt corrective action system, as discussed below. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates currently ranging from .23% for well capitalized, financially sound institutions with only a few minor weaknesses to .31% for undercapitalized institutions that pose a substantial risk of loss to the SAIF unless effective corrective action is taken. Until the second half of 1995, the same matrix applied to BIF-member institutions. The FDIC is authorized to raise assessment rates in certain circumstances. Sentinel Federal's assessments expensed for the year ended June 30, 1996 totalled $367,000.

  Effective January 1, 1996, the FDIC substantially reduced deposit insurance premiums for well-capitalized, well-managed financial institutions that are members of the BIF. Under the new assessment schedule, rates were reduced to a range of 0 to 27 basis points, with approximately 92% of BIF members paying the statutory minimum annual assessment rate of $2,000. With respect to SAIF member institutions, the FDIC has retained the existing rate schedule of 23 to 31 basis points.

  The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the deposit insurance of Sentinel Federal.

  Liquidity Requirements. Under OTS regulations, each savings institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances, and specified U.S. Government, state or federal agency obligations and certain other investments) equal to a monthly average of not less than a specified percentage (currently 5.0%) of its net withdrawable accounts plus short-term borrowings. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1.0%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements.

  Prompt Corrective Action. Under the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, an institution shall be deemed to be (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a leverage ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a leverage ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a leverage ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

  A federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or has received in its most recent examination, and has not corrected, a less than satisfactory rating for asset quality, management, earnings or liquidity. The OTS may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.

  An institution generally must file a written capital restoration plan that meets specified requirements, as well as a performance guaranty by each company that controls the institution, with the appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. Immediately upon becoming undercapitalized, an institution shall become subject to various mandatory and discretionary restrictions on its operations.

  At June 30, 1996, Sentinel Federal was categorized as "well capitalized" under the prompt corrective action regulations of the OTS.

  Standards for Safety and Soundness. The FDIA requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The federal banking agencies have adopted regulations and the Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement safety and soundness standards required by the FDIA. The federal banking agencies use these standards to identify and address problems at insured depository institutions before capital becomes impaired. The agencies have also proposed asset quality and earnings standards which, if adopted, would be added to the Guidelines. If the OTS determines that Sentinel Federal fails to meet any standard prescribed by the Guidelines, the agency may require Sentinel Federal to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIA. OTS regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

  Qualified Thrift Lender Test. All savings associations are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. A savings institution that fails to become or remain a QTL shall either become a national bank or be subject to the following restrictions on its operations: (i) the association may not make any new investment or engage in activities that would not be permissible for national banks; (ii) the association may not establish any new branch office where a national bank located in the savings institution's home state would not be able to establish a branch office; (iii) the association shall be ineligible to obtain new advances from any FHLB; and (iv) the payment of dividends by the association shall be subject to the rules regarding the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings institution ceases to be a QTL, the savings institution would be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. In addition, within one year of the date on which a savings association controlled by a company ceases to be a QTL, the company must register as a bank holding company and become subject to the rules applicable to such companies. A savings institution may requalify as a QTL if it thereafter complies with the QTL test.

  Currently, the QTL test requires that 65% of an institution's "portfolio assets" consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. At June 30, 1996, the qualified thrift investments of Sentinel Federal were approximately 96.0% of its portfolio assets.

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

  Capital Requirements. Under OTS regulations, a savings association must satisfy three minimum capital requirements: core capital, tangible capital and risk-based capital.

  OTS regulations establish a 3% core capital or leverage ratio (defined as the ratio of core capital to adjusted total assets) requirement. Core capital is defined to include common stockholders' equity, noncumulative perpetual preferred stock and any related surplus, and minority interests in equity accounts of consolidated subsidiaries, less (i) any intangible assets, except for certain qualifying intangible assets; (ii) certain mortgage servicing rights; and (iii) equity and debt investments in subsidiaries that are not "includable subsidiaries," defined as subsidiaries engaged solely in activities not impermissible for a national bank, engaged in activities impermissible for a national bank but only as an agent for its customers, or engaged solely in mortgage-banking activities. In calculating adjusted total assets, adjustments are made to total assets to give effect to the exclusion of certain assets from capital and to account appropriately for the investments in and assets of both includable and nonincludable subsidiaries. Institutions that fail to meet the core capital requirement would be required to file with the OTS a capital plan that details the steps they will take to reach compliance. In addition, the OTS's prompt corrective action regulation provides that a savings institution that has a leverage ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "--Federal Regulation of Savings Associations--Prompt Corrective Action."

  As required by federal law, the OTS has proposed a rule revising its minimum core capital requirement to be no less stringent than that imposed on national banks. The OTS has proposed that only those savings associations rated a composite one (the highest rating) under the CAMEL rating system for savings associations will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. All other savings associations will be required to maintain a minimum leverage ratio of 4% to 5%. The OTS will assess each individual savings association through the supervisory process on a case-by-case basis to determine the applicable requirement. No assurance can be given as to the final form of any such regulation, the date of its effectiveness or the requirement applicable to Sentinel Federal.

  A savings association also must maintain "tangible capital" not less than 1.5% of its adjusted total assets. "Tangible capital" is defined generally as core capital minus any "intangible assets" other than purchased mortgage servicing rights.

  Each savings institution must maintain total risk-based capital equal to at least 8% of risk-weighted assets. Total risk-based capital consists of the sum of core and supplementary capital, provided that supplementary capital cannot exceed core capital, as previously defined. Supplementary capital includes (i) permanent capital instruments such as cumulative perpetual preferred stock, perpetual subordinated debt and mandatory convertible subordinated debt, (ii) maturing capital instruments such as subordinated debt, intermediate-term preferred stock and mandatory convertible subordinated debt, subject to an amortization schedule, and (iii) general valuation loan and lease loss allowances up to 1.25% of risk-weighted assets.

  The risk-based capital regulation assigns each balance sheet asset held by a savings institution to one of four risk categories based on the amount of credit risk associated with that particular class of assets. Assets not included for purposes of calculating capital are not included in calculating risk-weighted assets. The categories range from 0% for cash and securities that are backed by the full faith and credit of the U.S. Government to 100% for repossessed assets or assets more than 90 days past due. Qualifying residential mortgage loans (including multi-family mortgage loans) are assigned a 50% risk weight. Consumer, commercial, home equity and residential construction loans are assigned a 100% risk weight, as are nonqualifying residential mortgage loans and that portion of land loans and nonresidential construction loans that does not exceed an 80% loan-to-value ratio. The book value of assets in each category is multiplied by the weighing factor (from 0% to 100%) assigned to that category. These products are then totalled to arrive at total risk-weighted assets. Off-balance sheet items are included in risk-weighted assets by converting them to an approximate balance sheet "credit equivalent amount" based on a conversion schedule. These credit equivalent amounts are then assigned to risk categories in the same manner as balance sheet assets and included risk- weighted assets.

  The OTS has incorporated an interest rate risk component into its regulatory capital rule. Under the rule, savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate risk component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. A savings association with assets of less than $300 million and a risk-based capital ratio in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis. Under certain circumstances, a savings association may request an adjustment to its interest rate risk component if it believes that the OTS-calculated interest rate risk component overstates its interest rate risk exposure. In addition, certain "well-capitalized" institutions may obtain authorization to use their own interest rate risk model to calculate their interest rate risk component in lieu of the OTS-calculated amount. The OTS has postponed the date that the component will first be deducted from an institution's total capital until savings associations become familiar with the process for requesting an adjustment to its interest rate risk component.

  The following table sets forth Sentinel Federal's capital levels as of June 30, 1996.

                                                        AT JUNE 30, 1996
                                                     --------------------------
                                                                   PERCENT OF
                                                      AMOUNT         ASSETS
                                                     ------------ -------------
                                                     (DOLLARS IN THOUSANDS)
Tangible capital.................................... $     11,144         7.73%
Minimum required tangible capital...................        2,161         1.50
                                                     ------------   ----------
Excess.............................................. $      8,983         6.23%
                                                     ============   ==========
Core capital........................................ $     11,144         7.73%
Minimum required core capital.......................        4,323         3.00
                                                     ------------   ----------
Excess.............................................. $      6,821         4.73%
                                                     ============   ==========
Risk-based capital.................................. $     11,463        20.52%
Minimum risk-based capital requirement..............        4,469         8.00
                                                     ------------   ----------
Excess.............................................. $      6,994        12.52%
                                                     ============   ==========

  Limitations on Capital Distributions. OTS regulations impose uniform limitations on the ability of all savings associations to engage in various distributions of capital such as dividends, stock repurchases and cash-out mergers. In addition, OTS regulations require Sentinel Federal to give the OTS 30 days' advance notice of any proposed declaration of dividends, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends. The regulation utilizes a three-tiered approach which permits various levels of distributions based primarily upon a savings association's capital level.

  A Tier 1 savings association has capital in excess of its fully phased-in capital requirement (both before and after the proposed capital distribution). Tier 1 savings association may make (without application but upon prior notice to, and no objection made by, the OTS) capital distributions during a calendar year up to 100% of its net income to date during the calendar year plus one-half its surplus capital ratio (i.e., the amount of capital in excess of its fully phased-in requirement) at the beginning of the calendar year or the amount authorized for a Tier 2 association. Capital distributions in excess of such amount require advance notice to the OTS. A Tier 2 savings association has capital equal to or in excess of its minimum capital requirement but below its fully phased-in capital requirement (both before and after the proposed capital distribution). Such an association may make (without application) capital distributions up to an amount equal to 75% of its net income during the previous four quarters depending on how close the association is to meeting its fully phased-in capital requirement. Capital distributions exceeding this amount require prior OTS approval. Tier 3 associations are savings associations with capital below the minimum capital requirement (either before or after the proposed capital distribution). Tier 3 associations may not make any capital distributions without prior approval from the OTS.

  Sentinel Federal currently meets the criteria to be designated a Tier 1 association and, consequently, could at its option (after prior notice to, and no objection made by, the OTS) distribute up to 100% of its net income during the calendar year plus 50% of its surplus capital ratio at the beginning of the calendar year less any distributions previously paid during the year.

  Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the same limit on loans to one borrower as are national banks. Generally, this limit is 15% of a savings association's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. The OTS by regulation has amended its loans to one borrower rule to permit savings associations meeting certain requirements, including capital requirements, to extend loans to one borrower in excess of the general limitation in the case of loans to develop or complete residential housing units. At June 30, 1996, Sentinel Federal's limit on loans to one borrower was $1.8 million. At June 30, 1996, Sentinel Federal's highest amount of loans to one borrower was $1.1 million.

  Activities of Associations and Their Subsidiaries. When a savings association establishes or acquires a subsidiary or elects to conduct any new activity through a subsidiary that the association controls, the savings association must notify the FDIC and the OTS 30 days in advance and provide certain information required by applicable regulations. Savings associations also must conduct the activities of subsidiaries in accordance with existing regulations and orders.

  The OTS may determine that the continuation by a savings association of its ownership control of, or its relationship to, the subsidiary constitutes a serious risk to the safety, soundness or stability of the association or is inconsistent with sound banking practices or with the purposes of the FDIA. Based upon that determination, the FDIC or the OTS has the authority to order the savings association to divest itself of control of the subsidiary. The FDIC also may determine by regulation or order that any specific activity poses a serious threat to the SAIF. If so, it may require that no SAIF member engage in that activity directly.

  Transactions with Affiliates. Savings associations must comply with Sections 23A and 23B of the Federal Reserve Act ("Sections 23A and 23B") relative to transactions with affiliates in the same manner and to the same extent as if the savings association were a Federal Reserve member bank. A savings and loan holding company, its subsidiaries and any other company under common control are considered affiliates of the subsidiary savings association under the HOLA. Generally, Sections 23A and 23B: (i) limit the extent to which the insured association or its subsidiaries may engage in certain covered transactions with an affiliate to an amount equal to 10% of such institution's capital and surplus and place an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, the purchase of assets, the issuance of a guarantee and similar types of transactions.

  Three additional rules apply to savings associations: (i) a savings association may not make any loan or other extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies; (ii) a savings association may not purchase or invest in securities issued by an affiliate (other than securities of a subsidiary); and (iii) the OTS may, for reasons of safety and soundness, impose more stringent restrictions on savings associations but may not exempt transactions from or otherwise abridge Section 23A or 23B. Exemptions from Section 23A or 23B may be granted only by the Federal Reserve Board, as is currently the case with respect to all FDIC-insured banks. Sentinel Federal has not been significantly affected by the rules regarding transactions with affiliates.

  Sentinel Federal's authority to extend credit to executive officers, directors and ten percent shareholders, as well as entities controlled by such persons, is currently governed by Sections 22(g) and 22(h) of the Federal Reserve Act, and Regulation O thereunder. Among other things, these regulations require that such loans be made on terms and conditions substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans Sentinel Federal may make to such persons based, in part, on Sentinel Federal's capital position, and requires certain board approval procedures to be followed. The OTS regulations, with certain minor variances, apply Regulation O to savings institutions.

SAVINGS AND LOAN HOLDING COMPANY REGULATION

  General. Sentinel Financial is a unitary savings and loan holding company within the meaning of the HOLA. As such, Sentinel is registered with the OTS and subject to OTS regulations, examinations, supervision and reporting requirements. Sentinel is required to file certain reports with, and otherwise comply with the regulations of, the OTS and the SEC. As a subsidiary of a savings and loan holding company, Sentinel Federal is subject to certain restrictions in its dealings with Sentinel and with other companies affiliated with Sentinel and also are subject to regulatory requirements and provisions as federal institutions.

  Holding Company Acquisitions. The HOLA and OTS regulations issued thereunder generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring more than 5% of the voting stock of any other savings association or savings and loan holding company or controlling the assets thereof. They also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

  Holding Company Activities. As a unitary savings and loan holding company, Sentinel generally is not subject to activity restrictions. If Sentinel acquires control of another savings association as a separate subsidiary other than in a supervisory acquisition, it would become a multiple savings and loan holding company. There generally are more restrictions on the activities of a multiple savings and loan holding company than on those of a unitary savings and loan holding company. The HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not an insured association shall commence or continue for more than two years after becoming a multiple savings and loan association holding company or subsidiary thereof, any business activity other than: (i) furnishing or performing management services for a subsidiary insured institution, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary insured institution,
(iv) holding or managing properties used or occupied by a subsidiary insured institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by regulation as of March 5, 1987 to be engaged in by multiple holding companies or (vii) those activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the OTS by regulation, prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above also must be approved by the OTS prior to being engaged in by a multiple holding company.

  Qualified Thrift Lender Test. The HOLA requires any savings and loan holding company that controls a savings association that fails the QTL test, as explained under "--Federal Regulation of Savings Associations--Qualified Thrift Lender Test," must, within one year after the date on which the association ceases to be a QTL, register as and be deemed a bank holding company subject to all applicable laws and regulations.

FEDERAL TAXATION

  General. Sentinel and Sentinel Federal report their income on a fiscal year basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly Sentinel Federal's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Sentinel Federal or Sentinel.

  Tax Bad Debt Reserves. For taxable years beginning prior to January 1, 1996, savings institutions such as Sentinel Federal which met certain definitional tests primarily relating to their assets and the nature of their business ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, have been deducted in arriving at their taxable income. Sentinel Federal's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may have been computed using an amount based on Sentinel Federal's actual loss experience, or a percentage equal to 8% of Sentinel Federal's taxable income, computed with certain modifications and reduced by the amount of any permitted additions to the nonqualifying reserve. Sentinel Federal's deduction with respect to nonqualifying loans was computed under the experience method, which essentially allows a deduction based on Sentinel Federal's actual loss experience over a period of several years. Each year Sentinel Federal selected the most favorable way to calculate the deduction attributable to an addition to the tax bad debt reserve. Sentinel Federal used the percentage of taxable income method bad debt deduction for the taxable years ended December 31, 1995, 1994 and 1993. However, the use of the percentage of taxable income method for the taxable year ended December 31, 1995 resulted in no bad debt deduction because of other limitations in the computation.

  Recently enacted legislation repealed the reserve method of accounting for bad debt reserves for tax years beginning after December 31, 1995. As result, savings associations will no longer be able to calculate their deduction for bad debts using the percentage of taxable income method. Instead, savings associations will be required to compute their deduction based on specific charge-offs during the taxable year or, if the savings association or its controlled group had assets of less than $500 million, based on actual loss experience over a period of years. This legislation also requires savings associations to recapture into income over a six-year period their post-1987 additions to their bad debt tax reserves, thereby generating additional tax liability. At June 30, 1996, Sentinel Federal's post-1987 reserves totalled approximately $61,000. The recapture may be suspended for up to two years if, during those years, the institution satisfies a residential loan requirement. Sentinel Federal anticipates that it will meet the residential loan requirement for the taxable year ending December 31, 1996.

  Under prior law, if Sentinel Federal failed to satisfy the qualifying thrift definitional tests in any taxable year, it would be unable to make additions to its bad debt reserve. Instead, Sentinel Federal would be required to deduct bad debts as they occur and would additionally be required to recapture its bad debt reserve deductions ratably over a multi-year period. At June 30, 1996, Sentinel Federal's total bad debt reserve for tax purposes was approximately $1.9 million. Among other things, the qualifying thrift definitional tests required Sentinel Federal to hold at least 60% of its assets as "qualifying assets." Qualifying assets generally include cash, obligations of the United States or any agency or instrumentality thereof, certain obligations of a state or political subdivision thereof, loans secured by interests in improved residential real property or by savings accounts, student loans and property used by Sentinel Federal in the conduct of its banking business. Under current law, a savings association will not be required to recapture its pre-1988 bad debt reserves if it ceases to meet the qualifying thrift definitional tests.

  Distributions. To the extent that Sentinel Federal makes "nondividend distributions" to Sentinel that are considered as made: (i) from the reserve for losses on qualifying real property loans, to the extent the reserve for such losses exceeds the amount that would have been allowed under the experience method; or (ii) from the supplemental reserve for losses on loans ("Excess Distributions"), then an amount based on the amount distributed will be included in Sentinel Federal's taxable income. Nondividend distributions include distributions in excess of Sentinel Federal's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of Sentinel Federal's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from Sentinel Federal's bad debt reserve. Thus, any dividends to Sentinel that would reduce amounts appropriated to Sentinel Federal's bad debt reserve and deducted for federal income tax purposes would create a tax liability for Sentinel Federal. The amount of additional taxable income attributable to an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if, Sentinel Federal makes a "nondividend distribution," then approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 35% corporate income tax rate (exclusive of state and local taxes). See "-- Limitations on Capital Distributions" for limits on the payment of dividends by Sentinel Federal. Sentinel Federal does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserve.

  Corporate Alternative Minimum Tax. The Code imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. The excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method is treated as a preference item for purposes of computing the AMTI. In addition, only 90% of AMTI can be offset by net operating loss carryovers. AMTI is increased by an amount equal to 75% of the amount by which Sentinel Federal's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). For taxable years beginning after December 31, 1986, and before January 1, 1996, an environmental tax of .12% of the excess of AMTI (with certain modification) over $2.0 million is imposed on corporations, including Sentinel Federal, whether or not an Alternative Minimum Tax ("AMT") is paid.

  Dividends-Received Deduction and Other Matters. Sentinel may exclude from its income 100% of dividends received from Sentinel Federal as a member of the same affiliated group of corporations. The corporate dividends-received deduction is generally 70% in the case of dividends received from unaffiliated corporations with which Sentinel and Sentinel Federal will not file a consolidated tax return, except that if Sentinel or Sentinel Federal owns more than 20% of the stock of a corporation distributing a dividend, then 80% of any dividends received may be deducted.

  Other Federal Tax Matters. Other recent changes in the federal tax system could also affect the business of Sentinel Federal. These changes include limitations on the deduction of personal interest paid or accrued by individual taxpayers, limitations on the deductibility of losses attributable to investment in certain passive activities and limitations on the deductibility of contributions to individual retirement accounts. Sentinel Federal does not believe these changes will have a material effect on its operations.

  There have not been any Internal Revenue Service audits of Sentinel Federal's Federal income tax returns or audits of Sentinel Federal's state income tax returns during the past five years.

MISSOURI TAXATION

  Missouri-based thrift institutions, such as Sentinel Federal, are subject to a special financial institutions tax, based on net income without regard to net operating loss carryforwards, at the rate of 7% of net income. This tax is in lieu of certain other state taxes on thrift institutions, on their property, capital or income, except taxes on tangible personal property owned by Sentinel Federal and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales taxes and use taxes. In addition, Sentinel Federal is entitled to credit against this tax all taxes paid to the State of Missouri or any political subdivision except taxes on tangible personal property owned by Sentinel Federal and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales and use taxes, and taxes imposed by the Missouri Financial Institutions Tax Law. Missouri thrift institutions are not subject to the regular state corporate income tax.

  Sentinel Federal, along with several other savings and loans located in the State of Missouri, challenged the constitutionality of the state intangible tax as applied to savings and loans. In 1981, the Missouri Supreme Court upheld Sentinel Federal's prior claim to refund the state intangible taxes paid to the state. The Supreme Court's decision paved the way for Sentinel Federal to pursue reimbursement of the taxes previously paid totalling approximately $523,500 including accrued interest on the remaining balance due from the state. Beginning in the 1987 tax year, Sentinel Federal utilized an offset against state taxes due to reduce Sentinel Federal's total claim. According to management, substantially all the offset amount has been utilized and an estimated total offset of approximately $8,000 remains for future use.

  For additional information regarding taxation, see Note 11 of "Financial Statements of Sentinel Financial Corporation" contained in this Proxy Statement/Prospectus.


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

          DESCRIPTION OF ROOSEVELT FINANCIAL GROUP, INC. COMMON STOCK

  The Roosevelt Financial Certificate authorizes the issuance by Roosevelt Financial of up to 90,000,000 shares of Roosevelt Financial Common Stock (par value $.01 per share), of which 42,157,516 shares were issued and outstanding as of October 10, 1996. The Roosevelt Financial Common Stock is quoted on the Nasdaq Stock Market under the symbol "RFED." See "Comparative Stock Prices and Dividend Information." Roosevelt Financial's stock transfer agent and registrar is the Harris Trust & Savings Bank.

  Each share of the Roosevelt Financial Common Stock has the same relative rights and is identical in all respects with each other share of the Roosevelt Financial Common Stock. The Roosevelt Financial Common Stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

  Subject to any prior rights of any preferred stock of Roosevelt Financial then outstanding, holders of the Roosevelt Financial Common Stock are entitled to receive such dividends as are declared by the Roosevelt Financial Board out of funds legally available therefor. Full voting rights are vested in the holders of Roosevelt Financial Common Stock, each share being entitled to one vote, subject to the rights of any Roosevelt Financial Preferred Stock then outstanding. The Roosevelt Financial Certificate authorizes the Roosevelt Financial Board to issue authorized shares of Roosevelt Financial Common Stock without stockholder approval. However, Roosevelt Financial Common Stock is included for quotation on the Nasdaq Stock Market, which requires stockholder approval of the issuance of additional shares of Roosevelt Financial Common Stock under certain circumstances. Subject to any prior rights of any such preferred stock, in the event of liquidation, dissolution or winding up of Roosevelt Financial, holders of shares of Roosevelt Financial Common Stock are entitled to receive pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of Roosevelt Financial Common Stock do not have any preemptive rights to subscribe for any additional securities which may be issued by Roosevelt Financial. The outstanding shares of Roosevelt Financial Common Stock are fully paid and non-assessable.

  Certain provisions of the Roosevelt Financial Certificate may have the effect of delaying, deferring or preventing a change in control of Roosevelt Financial pursuant to an extraordinary corporate transaction involving Roosevelt Financial, including a merger, reorganization, tender offer, transfer of substantially all of its assets or a liquidation. See "Certain Anti-takeover Provisions--Certificate of Incorporation and Bylaws."

                       CERTAIN ANTI-TAKEOVER PROVISIONS

  This section sets forth a brief discussion of the reasons for, and the operation and effects of, certain provisions of the Roosevelt Financial Certificate and Bylaws (the "Roosevelt Financial Bylaws") which may have certain anti-takeover effects. This section also summarizes certain provisions of federal law and Delaware law which may have anti-takeover effects.

CERTIFICATE OF INCORPORATION AND BYLAWS

  General. A number of provisions of the Roosevelt Financial Certificate and the Roosevelt Financial Bylaws pertain to matters of corporate governance and certain rights of stockholders. Certain of those provisions may be deemed to have and may have the effect of making more difficult, costly or time consuming, and thereby discouraging, a merger, tender offer, proxy contest or other attempt to assume control of Roosevelt Financial and/or change incumbent management and in certain circumstances may prevent a change in control of Roosevelt Financial even if such a change in control is desired by a majority of Roosevelt Financial's stockholders. The following discussion focuses on certain of such provisions.

  Authorized Shares of Capital Stock. The Roosevelt Financial Certificate permits the Roosevelt Financial Board to issue, without the approval of stockholders but subject to the Board's fiduciary duties and the availability of authorized but unissued shares, additional shares of Roosevelt Financial Common Stock, or

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additional shares of Roosevelt Financial Preferred Stock with such rights and preferences as the Roosevelt Financial Board may determine. While the availability of such shares provides Roosevelt Financial with flexibility in structuring financings and acquisitions and meeting other corporate needs, it may also, as more fully described below, impede the completion of a transaction to which the Roosevelt Financial Board or management is opposed.

  Uncommitted authorized but unissued shares of Roosevelt Financial Common Stock and Roosevelt Financial Preferred Stock may be issued from time to time to such persons and for such consideration as the Roosevelt Financial Board may determine and holders of the then-outstanding shares of Roosevelt Financial Common Stock or Roosevelt Financial Preferred Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the Nasdaq Stock Market and the judgment of the Roosevelt Financial Board regarding the submission of such issuance to Roosevelt Financial's stockholders. Roosevelt Financial stockholders have no preemptive rights to subscribe to newly issued shares.

  Moreover, it is possible that additional shares of Roosevelt Financial Common Stock or Roosevelt Financial Preferred Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Roosevelt Financial more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of Roosevelt Financial. Under such circumstances, the availability of authorized and unissued shares of Roosevelt Financial Common Stock and Roosevelt Financial Preferred Stock may make it more difficult for Roosevelt Financial stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Roosevelt Financial through a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with Roosevelt Financial in opposing such an attempt by a third party to gain control of Roosevelt Financial. The issuance of new shares of Roosevelt Financial Common Stock or Roosevelt Financial Preferred Stock could also be used to dilute ownership of a person or entity seeking to obtain control of Roosevelt Financial. Although Roosevelt Financial does not currently contemplate taking such action, shares of Roosevelt Financial Common Stock or one or more series of Roosevelt Financial Preferred Stock could be issued for the purposes and effects described above and the Roosevelt Financial Board reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

  Classified Board of Directors and Removal of Directors. The Roosevelt Financial Certificate states that the Roosevelt Financial Board is to be divided into three classes, which shall be as nearly equal in number as possible. The directors of Roosevelt Financial in each class hold office for a term of three years. The Roosevelt Financial Certificate provides that a director may be removed only for cause and then only by the affirmative vote of (i) the holders of at least a majority of the outstanding shares entitled to vote in an election of directors, voting as a single class and (ii) not less than a majority of the directors then in office. If less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if such votes were cumulatively voted at an election of the class of directors of which such director is a part.

  A classified board of directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Roosevelt Financial Board. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the board, whereas a majority of a non-classified board may be replaced in one year.

  Management of Roosevelt Financial believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the Roosevelt Financial Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have had at least one year's experience as directors, and moderate the pace of changes in the Roosevelt Financial Board by extending the minimum time required to elect a majority of directors from one to two years.

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  Stockholder Vote Required to Approve Business Combinations with Principal
Stockholders. In connection with certain "Business Combinations" (as defined below) and related transactions between Roosevelt Financial and a "Related Person" (as defined below), the Roosevelt Financial Certificate requires the approval of the holders of at least 75% of Roosevelt Financial's outstanding shares of voting stock voting as a single class unless the transaction is approved by the affirmative vote of at least 75% of the directors who are not affiliated with the Related Person and who were directors at the time the Related Person became such or unless certain fair price criteria are met. The Roosevelt Financial Certificate defines the term "Related Person" generally to include any individual or entity which, together with its "Affiliates" (as that term is defined in the Securities Exchange Act of 1934, as amended) owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Roosevelt Financial.

  The Roosevelt Financial Certificate defines Business Combination as: (i) any merger or consolidation of Roosevelt Financial or any of its subsidiaries with or into any Related Person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person of any assets of Roosevelt Financial having an aggregate fair market value of $1,000,000 or more; (iii) the issuance or transfer by Roosevelt Financial of any shares of its voting stock or securities convertible into such shares (other than by way of a pro rata distribution to all stockholders) to a Related Person; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Roosevelt Financial or any of its subsidiaries proposed, directly or indirectly, by or on behalf of a Related Person; (v) any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a Related Person; (vi) any merger or consolidation of Roosevelt Financial with another person proposed, directly or indirectly, by or on behalf of a Related Person unless the surviving or resulting entity has a provision in its governing instrument which is substantially identical to this provision of the Roosevelt Financial Certificate; and (vii) any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the transactions described in this paragraph.

  Under Delaware law, absent such a supermajority voting provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of Roosevelt Financial must be approved by the vote of the holders of a majority of the outstanding shares of Roosevelt Financial Common Stock, subject to certain exceptions. See "--Delaware Law." The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

  Provisions Relating to Meetings of Stockholders. The Roosevelt Financial Certificate and Roosevelt Financial Bylaws provide that special meetings of stockholders may only be called by the chairman of the board or the president and shall be called by either individual at the written request of a majority of the directors then in office. The Roosevelt Financial Certificate also provides that stockholder action may be taken only at a special or an annual meeting of stockholders and not by written consent. Although management of Roosevelt Financial believes that these provisions will discourage stockholder attempts to disrupt the business of Roosevelt Financial between annual meetings of stockholders, an additional effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of Roosevelt Financial between annual meetings. These provisions may also prevent stockholders from using a special meeting as a forum to address certain other matters and may discourage takeovers which are desired by stockholders.

  Restriction of Maximum Number of Directors and Filling Vacancies on Roosevelt Financial's Board of Directors. The Roosevelt Financial Certificate provides that the number of directors of Roosevelt Financial shall be not less than six nor more than 18, as set forth in the Roosevelt Financial Bylaws. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Roosevelt Financial Board acting by a vote of a majority of directors then in office, even if less than a quorum. An increase or decrease in the numerical range limitations on directors of Roosevelt Financial may only be accomplished through an amendment of the Roosevelt Financial Certificate, which amendment must be

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approved by the affirmative vote of at least two-thirds of the directors then in office and by the affirmative vote of the holders of at least 75% of the total votes eligible to be cast at a meeting duly called for that purpose. An increase or decrease in the number of directors within the numerical range limitations prescribed by the Roosevelt Financial Certificate requires an amendment to the Roosevelt Financial Bylaws, which requires an affirmative vote of at least two-thirds of the directors then in office or an affirmative vote of at least 75% of the outstanding capital stock entitled to vote for that purpose. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of Roosevelt Financial through an increase in the number of Roosevelt Financial directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the Roosevelt Financial Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of Roosevelt Financial by creating new directorships and filling the vacancies created thereby.

  Advance Notice Requirements for Presentation of New Business and Nominations of Directors at Meetings of Stockholders. The Roosevelt Financial Bylaws generally provide that any stockholder desiring to make a proposal for new business at a meeting of stockholders must submit written notice which must be received at the executive offices of Roosevelt Financial at least 20 days in advance of the meeting. The Roosevelt Financial Bylaws also provide that stockholders wishing to nominate candidates for election as directors must deliver written notice to the secretary of Roosevelt Financial at least 15 days prior to the date of the annual meeting of stockholders. Adequate advance notice of stockholder proposals and nominations gives management time to evaluate such proposals and nominations and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's proposals or nominations if stockholders believe such proposals or nominations are not in their best interests.

  Supermajority Voting Requirement for Amendment of Certain Provisions of the Certificate of Incorporation. The Roosevelt Financial Certificate may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and thereafter approved by the vote of the holders of a majority of the outstanding shares of Roosevelt Financial Common Stock, except that the provisions of the Roosevelt Financial Certificate governing (i) Roosevelt Financial's internal affairs,
(ii) call of special meetings, (iii) indemnification, (iv) limitation on the personal liability of directors, (v) approval for acquisitions of control and offers to acquire control and (vi) amending the Roosevelt Financial Certificate must be approved by the affirmative vote of the holders of at least 75% of the total votes eligible to be cast on such matters, and the provisions of the Roosevelt Financial Certificate governing Business Combinations may be amended, added to, changed or repealed only as provided for therein. This provision is intended to prevent the holders of less than 75% of the outstanding shares of Roosevelt Financial from circumventing any of the foregoing provisions by amending the Certificate of Incorporation to delete or modify any one of such provisions. This provision would enable the holders of more than 25% of Roosevelt Financial's voting stock to prevent amendments to the Roosevelt Financial Certificate even if they were favored by the holders of a majority of the voting stock.

  Control Acquisitions. The Roosevelt Financial Certificate provides that, for as long as Roosevelt Bank remains a majority-owned subsidiary of Roosevelt Financial, no person shall acquire beneficial ownership of 10% or more of the voting stock of Roosevelt Financial unless (i) the acquisition received prior approval, either by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock or, if first approved by two-thirds of the directors then in office at a meeting of the directors called for such purpose, then by the affirmative vote of holders of at least a majority of the outstanding voting stock (in either case at a stockholder meeting called for such purpose); and (ii) the acquisition received prior approval by the proper federal regulatory agencies as provided in the Control Act and the Holding Company Act.

  In the event that beneficial ownership of 10% or more of the voting stock of Roosevelt Financial is acquired by any person in violation of the aforementioned provisions, (i) Roosevelt Financial may institute a private right of action to enforce the relevant statutory and regulatory provisions under the Control Act and the Holding Company Act, and (ii) all voting stock of Roosevelt Financial held by such person in excess of 10% of the

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outstanding voting stock of Roosevelt Financial shall no longer, from and after the date of its acquisition (A) be entitled to vote on any matter, (B) be entitled to take other stockholder action, (C) be counted in determining the total outstanding shares of Roosevelt Financial for purposes of any stockholder action, or (D) be transferable except with the approval of the Roosevelt Financial Board or of an independent trustee appointed thereby (with the proceeds of such sale to be paid (x) first, to the trustee, for its reasonable fees and expenses, (y) second, to the acquiring person to cover its tax liability upon such sale, and (z) third, to Roosevelt Financial as to any remaining balance).

  This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of Roosevelt Financial without first receiving stockholder and regulatory approvals, since any party who acquired shares in excess of the 10% threshold would lose all significant rights associated with the voting and transfer of such shares.

FEDERAL LAW

  Federal law provides that no person or company, directly or indirectly or acting in concert with one or more persons or companies, or through one or more subsidiaries, or through one or more transactions, may acquire "control" of a savings association (which for these purposes includes a holding company thereof) at any time without the prior approval of, or, in the case of individuals, written notice to, the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Control of a savings association or any other company under federal statute includes, generally, ownership of, control of or holding irrevocable proxies (or any combination of irrevocable proxies and voting stock) representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Among other things, direct or indirect acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include, among other things, the acquiror being one of the two largest stockholders of any class of voting stock. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. Thus, any person or company that intends to acquire more than 25% of the Roosevelt Financial Common Stock, or that is subject to a "control factor" as described in the federal regulations and intends to acquire more than 10% of the Roosevelt Financial Common Stock, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.

  In applying the "control" test to holders of the Roosevelt Financial Common Stock, Federal law treats the Roosevelt Financial Series A and Series F Preferred Stock, which is convertible at any time at the option of the holder into Roosevelt Financial Common Stock, as Roosevelt Financial Common Stock on an as-converted basis for purposes of the 10% or 25% limits on voting stock. Consequently, any person that intends to acquire ownership or control of some combination of Roosevelt Financial Series A and/or Series F Preferred Stock and Roosevelt Financial Common Stock, such that the 10% or 25% limits described above are met, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.

  The OTS could take the position that the Roosevelt Financial Preferred Stock constitutes separate classes of voting stock from the Roosevelt Financial Common Stock in circumstances where and for such periods as the holders have the right to elect two directors following nonpayment of dividends. Consequently, any holder of 10% or more of the Roosevelt Financial Series A and/or Series F Preferred Stock at such time might, if it had a "control factor" as described above, need to notify the OTS to seek approval, non-objection or acceptance of a rebuttal statement. Where conversion into voting stock occurs as the result of the action of a third party not within the control of the acquiror, OTS regulations provide for the filing of an application, notice, or rebuttal within 90 days and subject the holder's exercise of rights associated with that stock to restrictions pending action by OTS.

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DELAWARE LAW

  Section 203 of the DGCL may have the effect of significantly delaying a purchaser's acquisition of the entire equity interest in Roosevelt Financial, and accordingly, could delay or discourage certain takeover attempts. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with a Delaware corporation such as Roosevelt Financial for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock owned by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered); or (iii) at the time of or following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The restrictions imposed on Interested Stockholders under DGCL Section 203 do not apply under certain limited circumstances set forth therein, including certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

  Section 203 of the DGCL provides that during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any merger or consolidation of the corporation or a direct or indirect majority-owned subsidiary of the corporation with (A) the Interested Stockholder, or (B) with any other corporation partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation the above limitations of Section 203 are not applicable to the surviving entity; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (except proportionately as a stockholder of the corporation) to or with the Interested Stockholder of assets having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (iii) any transaction which results in the issuance or transfer by the corporation or by any majority owned subsidiary thereof of any stock of the corporation of such subsidiary to the Interested Stockholder, except, among other things, pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or any majority owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholders (except, among other things, as a result of immaterial changes due to fractional share adjustments); or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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    COMPARISON OF RIGHTS OF STOCKHOLDERS OF ROOSEVELT FINANCIAL GROUP, INC.
                      AND SENTINEL FINANCIAL CORPORATION

INTRODUCTION

  Upon the consummation of the Merger, holders of Sentinel Common Stock, whose rights are presently governed by Delaware law and Sentinel's certificate of incorporation and bylaws (the "Sentinel Certificate" and "Sentinel Bylaws," respectively) and, indirectly, Sentinel Federal's charter and bylaws, will become stockholders of Roosevelt, also a Delaware corporation. Accordingly, their rights will be governed by the DGCL and the certificate of incorporation and bylaws of Roosevelt (the "Roosevelt Certificate" and "Roosevelt Bylaws," respectively) and, indirectly, Roosevelt Bank's charter and bylaws. Certain differences arise from the differences between the Sentinel Certificate and Bylaws and the Roosevelt Certificate and Bylaws and between the charter and bylaws of Sentinel Federal and Roosevelt Bank. The following discussion summarizes material differences affecting the rights of stockholders but is not intended to be a complete statement of all differences and is qualified in its entirety by reference to the DGCL, the Roosevelt Certificate and Bylaws, the Sentinel Certificate and Bylaws and the respective charters and bylaws of Sentinel Federal and Roosevelt Bank.

  Each Sentinel stockholder should carefully consider these differences in connection with the decision to vote for or against the adoption and approval of the Merger Agreement.

CAPITAL STOCK

  The Sentinel Certificate authorizes the issuance of 2,000,000 shares of common stock, $.01 par value per share, and 500,000 shares of serial preferred stock, $.01 par value per share, and provides that the Sentinel Board may issue such preferred stock in one or more series, may fix the designations, powers, preferences, rights, qualifications, limitations and restrictions with respect to such shares and may specify the number of shares of any such series, all without stockholder action. As of October 10, 1996 there were a total of 513,423 shares of Sentinel Common Stock and no shares of Sentinel preferred stock issued and outstanding.

  The Roosevelt Certificate authorizes the issuance of 90,000,000 shares of common stock, $.01 par value per share, 1,000,000 shares of Class I serial preferred stock, $.01 par value per share, and 2,000,000 shares of Class II serial preferred stock, no par value, and provides that the Roosevelt Board may issue any authorized shares from time to time and may fix the rights and preferences of the serial preferred stock, all without stockholder action. At October 10, 1996, there were 42,157,516 shares of Roosevelt Common Stock, 999,100 shares of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series A (Class I) and 301,000 shares of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series F (Class II) issued and outstanding.

SPECIAL MEETINGS OF STOCKHOLDERS

  The Sentinel Certificate and Sentinel Bylaws provide that special meetings of stockholders of Sentinel may be called only by a majority of the Sentinel Board or by a committee of the Sentinel Board which has been duly designated by the Sentinel Board, upon a resolution adopted by a majority of the Board. The Roosevelt Certificate and the Roosevelt Bylaws provide that special meetings of stockholders of Roosevelt may be called only by the chairman of the board or the president and shall be called by either individual at the written request of a majority of the directors of Roosevelt then in office. Such request must state the purpose or purposes of the proposed meeting.

ADVANCE NOTICE REQUIREMENTS FOR NOMINATIONS OF DIRECTORS AND PRESENTATION OF NEW BUSINESS AT ANNUAL MEETINGS OF STOCKHOLDERS

  The Sentinel Certificate provides that if a stockholder of Sentinel desires to make nominations for the election of directors or proposals for new business at any annual or special meeting of stockholders, he must give notice in writing to the secretary of Sentinel not less than thirty days nor more than sixty days prior to any such meeting; provided however, that if less than 31 days' notice of the meeting is given to stockholders, such

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written notice by a stockholder must be provided to the secretary of Sentinel not later than the close of the tenth day following the day on which notice of the meeting was given to the stockholders. The stockholder's notice with respect to nominations for elections of directors must include (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of Sentinel which are beneficially owned by each such nominee, (iv) such other information required under the Exchange Act to be disclosed in proxy solicitation materials and (v) the stockholder's name and address as they appear on Sentinel's books and the class and a number of shares which are beneficially owned by such stockholder. A stockholder's notice of a business proposal must set forth (i) a brief description of the business desired to be brought before the meeting and the reasons therefor, (ii) the name and address, as they appear on Sentinel's books, of the stockholder proposing such business, (iii) the class and number of shares which are beneficially owned by the stockholder and (iv) a disclosure of any material interest of the stockholder in such business.

  The Roosevelt Bylaws provide that Roosevelt stockholders may make nominations for the election of directors by delivering written notice of such nominations to the secretary of Roosevelt at least 15 days prior to the date of the annual meeting of stockholders. Furthermore, if the Roosevelt Board fails to nominate candidates for the board at least 20 days prior to the annual meeting, then nominations may be made at the meeting by any stockholder entitled to vote and such nominations shall be voted upon. The Roosevelt Bylaws generally provide that any stockholder desiring to make a proposal for new business at the annual meeting of stockholders must submit a written statement of the proposal which must be received by the secretary of Roosevelt at least 20 days in advance of the meeting; provided, however, if less than 30 days notice of the date of the meeting is given to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed. The stockholder's notice must include a brief description of the proposal, the stockholder's name and address and the class and number of shares owned of record by the stockholder. If a stockholder fails to comply with these advance notice requirements, no action will be taken on the proposal at the meeting.

NUMBER AND TERM OF DIRECTORS

  The Sentinel Certificate provides that the number of directors shall consist of not less than five nor more than 25 members, as set forth in the Sentinel Bylaws. The Sentinel Bylaws presently set the number of directors at six persons. The Roosevelt Certificate provides that the Roosevelt Board shall consist of not less than six nor more than 18 members, as set forth in the Roosevelt Bylaws. The Roosevelt Bylaws presently set the number of directors at ten persons.

  The Sentinel Certificate and Sentinel Bylaws and the Roosevelt Certificate and Roosevelt Bylaws require the Boards of Directors of Sentinel and Roosevelt, respectively, to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

REMOVAL OF DIRECTORS

  The DGCL provides that directors serving on a classified board may be removed only for cause unless the corporation's charter provides otherwise. The Sentinel Certificate provides that the entire Sentinel Board, or any individual director or directors, may be removed, but only for cause, by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote generally in an election of directors. Under the Roosevelt Certificate, a member of the Roosevelt Board may be removed, but only for cause as defined under OTS regulations, by the affirmative vote of (i) not less than a majority of the directors then in office and (ii) the holders of not less than a majority of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. If less than the entire Roosevelt Board is to be removed, no individual director may be removed from office if the votes cast against the removal would be sufficient to elect a director if the shares were cumulatively voted at an election for the class of directors of which such director is a part.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

  The Sentinel Certificate provides that the affirmative vote of 80% of the total outstanding shares of voting stock of Sentinel is required to approve any of the following transactions, each of which is deemed a "Business Combination" under the Sentinel Certificate: (i) any merger or consolidation of Sentinel or any subsidiary thereof with a Related Person (generally any person or entity controlling more than 10% of the outstanding shares of the common stock of Sentinel or any affiliate of such person or entity); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to a Related Person of all or any substantial part (generally more than 25%) of the assets of Sentinel; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to Sentinel or any subsidiary thereof of all or any substantial part of the assets of a Related Person; (iv) the issuance of any securities of Sentinel or any subsidiary thereof to any Related Person;
(v) the acquisition by Sentinel or any subsidiary thereof of any securities of a Related Person; (vi) any reclassification of or involving the common stock of Sentinel; or (vii) any agreement, contract or other arrangement providing for any of the transactions described above. The supermajority voting provision will become inapplicable if the Business Combination is approved by a two-thirds vote of the Continuing Directors (generally those directors who are unaffiliated with the Related Person and were members of the Board prior to the time the Related Person became a Related Person).

  In connection with certain "Business Combinations" (as defined below) and related transactions between Roosevelt and a "Related Person" (generally any person or entity who, together with affiliates, controls 10% or more of the outstanding shares of voting stock of Roosevelt), the Roosevelt Certificate requires the approval of the holders of at least 75% of Roosevelt's outstanding shares of voting stock voting as a single class unless the transaction is approved by the affirmative vote of at least 75% of the directors who are not affiliated with the Related Person and who were directors at the time the Related Person became a Related Person unless certain fair price criteria are met. The Roosevelt Certificate defines "Business Combination" as: (i) any merger or consolidation of Roosevelt or any of its subsidiaries with or into any Related Person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person of any assets of Roosevelt having an aggregate fair market value of $1,000,000 or more; (iii) the issuance or transfer by Roosevelt of any shares of its voting stock or securities convertible into such shares (other than by way of a pro rata distribution to all stockholders) to a Related Person; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Roosevelt or any of its subsidiaries proposed, directly or indirectly, by or on behalf of a Related Person; (v) any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a Related Person; (vi) any merger or consolidation of Roosevelt with another person proposed, directly or indirectly, by or on behalf of a Related Person unless the surviving or resulting entity has a provision in its governing instrument which is substantially identical to this provision of the Roosevelt Certificate; and
(vii) any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the transactions described in this paragraph.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

  The DGCL provides that the certificate of incorporation of a Delaware corporation may be amended only if first approved by the corporation's board of directors and thereafter by a majority of the outstanding stock entitled to vote thereon, and, if applicable, a majority of each class of shares entitled to vote thereon as a class. The Sentinel Certificate states that Sentinel reserves the right to amend or repeal any provision in the Sentinel Certificate as provided by Delaware law, and that any rights given to stockholders therein are granted subject to this reservation. Notwithstanding such reservation, the Sentinel Certificate requires the affirmative vote of the holders of at least 80% of the total votes eligible to be cast by Sentinel stockholders for approval of any amendment of provisions set forth in the Sentinel Certificate governing (i) action without a meeting of stockholders,
(ii) the calling of special meetings of stockholders, (iii) notice for nomination for elections of directors and proposals for business, (iv) the number of members of, vacancies on and structure of the Sentinel Board (v) removal of directors, (vi) certain acquisitions of the capital stock of Sentinel, (vii) the approval of certain business combinations with principal stockholders and the evaluation of business combinations generally, (viii) indemnification of directors, officers, employees and certain agents of Sentinel, (ix) elimination of directors' liability, (x) amendment of the Sentinel Bylaws and (xi) amendment of the Sentinel Certificate.

  The Roosevelt Certificate may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and if thereafter approved by the affirmative vote of a majority of the total votes eligible to be cast at a duly constituted meeting of stockholders called expressly for that purpose, except that the affirmative vote of the holders of at least 75% of the total votes eligible to be cast at such meeting shall be required to amend, add to, change or repeal the provisions of the Roosevelt Certificate governing (i) Roosevelt's internal affairs, (ii) the calling of special meetings of stockholders, (iii) indemnification, (iv) limitation on the personal liability of directors, (v) approval for acquisitions of control and offers to acquire control, and (vi) amendment of the Roosevelt Certificate, and that the provisions of the Roosevelt Certificate governing Business Combinations may be amended, added to, changed or repealed only as set forth therein.

  The Sentinel Certificate provides that the Sentinel Bylaws may be amended or repealed by either the affirmative vote of at least two-thirds of the Sentinel Board or by the affirmative vote of the holders of at least 80% of the stock entitled to vote generally in the election of directors. The Roosevelt Certificate provides that the Roosevelt Bylaws may be amended or repealed by a two-thirds vote of the entire Roosevelt Board then in office at a meeting called expressly for such purpose or by the holders of at least 75% of the outstanding capital stock of Roosevelt entitled to vote thereon at a meeting called expressly for such purpose.

CONTROL SHARE ACQUISITIONS

  The Sentinel Certificate provides that, with certain exceptions, for a period of five years from the effective date of the mutual-to-stock conversion of Sentinel Federal, no person may directly or indirectly offer to acquire or acquire beneficial ownership of more than 10% of any class of stock of Sentinel, unless such offer or acquisition has been approved in advance by a two-thirds vote of the Continuing Directors. If such provision is violated, the securities in excess of the 10% limit may not be voted or counted as shares entitled to vote.

  In addition, the Sentinel Certificate provides that if, any time after five years from the effective date of the conversion of Sentinel Federal, any person acquires the beneficial ownership of more than 10% of any class of stock of Sentinel, without the prior approval by a two-thirds vote of the Continuing Directors, then with respect to each vote in excess of 10% of the outstanding voting power of such stock, the acquiring person shall be entitled to cast only one-hundredth of a vote.

  The Roosevelt Certificate provides that, for as long as Roosevelt Bank remains a majority-owned subsidiary of Roosevelt, no person shall acquire beneficial ownership of 10% or more of the voting stock of Roosevelt unless
(i) the acquisition received prior approval, either by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock or, if first approved by two-thirds of the directors then in office at a meeting of the directors called for such purpose, then by the affirmative vote of holders of at least a majority of the outstanding voting stock (in either case at a stockholder meeting called for such purpose); and (ii) the acquisition received prior approval by the proper federal regulatory agencies as provided under federal law.

  In the event that beneficial ownership of 10% or more of the voting stock of Roosevelt is acquired by any person in violation of the aforementioned provisions, (i) Roosevelt may institute a private right of action to enforce the relevant statutory and regulatory provisions under federal law, and (ii) all voting stock of Roosevelt held by such person in excess of 10% of the outstanding voting stock of Roosevelt shall no longer, from and after the date of its acquisition (A) be entitled to vote on any matter, (B) be entitled to take other stockholder action, (C) be counted in determining the total outstanding shares of Roosevelt for purposes of any stockholder action, or (D) be transferable except with the approval of the Roosevelt Board or of an independent trustee appointed thereby (with the proceeds of such sale to be paid (x) first, to the trustee, for its reasonable fees and expenses, (y) second, to the acquiring person to cover its tax liability upon such sale, and
(z) third, to Roosevelt as to any remaining balance).

                                 LEGAL MATTERS

  The validity of the shares of Roosevelt Common Stock offered hereby will be passed upon for Roosevelt by Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), Washington, D.C. Certain other legal matters in connection with the Merger will be passed upon for Roosevelt by Silver, Freedman & Taff, L.L.P., and for Sentinel by Breyer & Aguggia, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of Roosevelt as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in this Proxy Statement/Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report appearing herein (which report expresses an unqualified opinion), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Sentinel as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the operation of Sentinel Federal under a Supervisory Agreement with the OTS and changes in methods of accounting for certain investments in debt and equity securities during the year ended June 30, 1995 and income taxes during the year ended June 30, 1994 and to Sentinel's entering into the Merger Agreement), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

  Sentinel will hold a 1996 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting. In such event, as disclosed in the proxy materials for Sentinel's 1995 Annual Meeting of Stockholders, in order to be eligible for inclusion in Sentinel's proxy materials for the 1996 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must have been received at the main office of Sentinel, 1001 Walnut Street, Kansas City, Missouri 64106, no later than May 31, 1996. However, if such 1996 Annual Meeting is held after late-October 1996, any stockholder proposal must be received by Sentinel a reasonable time before the solicitation of proxies for such Annual Meeting is made. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

  As disclosed in the proxy materials for Roosevelt's 1996 Annual Meeting of Stockholders, in order to be eligible for inclusion in Roosevelt's proxy materials for the 1997 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the main office of Roosevelt, 900 Roosevelt Parkway, Chesterfield, Missouri 63017, no later than November 26, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                            INDEPENDENT ACCOUNTANTS

  Representatives of Deloitte & Touche LLP, Sentinel's independent accountants, are expected to be present at the Special Meeting. They will be afforded the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 OTHER MATTERS

  The Sentinel Board is not aware of any business to come before the Special Meeting other than those matters described above in this Proxy
Statement/Prospectus. However, if any other matter should properly come before the Special Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

                                          By Order of the Board of Directors
                                           of Sentinel Financial Corporation

                                          /s/ John C. Spencer
                                          John C. Spencer
                                          Secretary

                        ROOSEVELT FINANCIAL GROUP, INC.


                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page Number
                                                                                                      -----------
CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT FOR THE
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Independent Auditors' Report of KPMG Peat Marwick LLP (January 16, 1996,
  except for Note 15 as to which the date is September 6, 1996).......................................     RF-1
Consolidated Balance Sheets at the Years Ended December 31, 1995 and 1994.............................     RF-2
Consolidated Statements of Operations for the Years Ended December 31, 1995, 1994 and 1993............     RF-3
Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1995, 1994 and 1993....................................................................     RF-4
Consolidated Statements of Cash Flows for the Years Ended December 31 1995, 1994 and 1993.............     RF-5
Notes to Consolidated Financial Statements for the Years Ended December 31, 1995, 1994 and 1993.......     RF-7


CONSOLIDATED FINANCIAL STATEMENTS FOR
THE THREE AND SIX MONTHS ENDED JUNE 30, 1996

Consolidated Balance Sheets at June 30, 1996 (unaudited) and December 31, 1995........................     RF-36
Consolidated Statements of Income for the Three and Six Months Ended
  June 30, 1996 and 1995 (unaudited)..................................................................     RF-37
Consolidated Statements of Stockholders' Equity for the Six Months Ended
  June 30, 1996 and 1995 (unaudited)..................................................................     RF-39
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996
  and 1995 (unaudited)................................................................................     RF-41
Notes to Consolidated Financial Statements for the Six Months Ended
  June 30, 1996 (unaudited)...........................................................................     RF-43

                                     RF-A

                        INDEPENDENT AUDITORS' REPORT



The Board of Directors
Roosevelt Financial Group, Inc.
Chesterfield, Missouri:

We have audited the accompanying consolidated balance sheets of Roosevelt Financial Group, Inc. and subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Financial Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 to the consolidated financial statements, as of December 31, 1993, the Company changed its method of accounting for certain investments in debt securities to conform with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

We have also audited, in accordance with generally accepted auditing standards, the supplemental fair value consolidated balance sheets of the Company as of December 31, 1995 and 1994. As described in Note 3, the supplemental fair value consolidated balance sheets have been prepared by management to present relevant financial information that is not provided by the historical cost consolidated balance sheets and is not intended to be a presentation in conformity with generally accepted accounting principles. In addition, the supplemental fair value consolidated balance sheets do not purport to present the net realizable, liquidation, or market value of the Company as a whole. Furthermore, amounts ultimately realized by the Company from the disposal of assets may vary significantly from the fair values presented. In our opinion, the supplemental fair value consolidated balance sheets referred to above present fairly, in all material respects, the information set forth therein.


As described in Note 15, the Consolidated Financial Statements have been restated.


                                     /S/KPMG Peat Marwick LLP
                                     KPMG Peat Marwick LLP


St. Louis, Missouri
January 16, 1996, except for
Note 15 as to which the date
is September 6, 1996

                        ROOSEVELT FINANCIAL GROUP, INC.
                               AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)


                                                                                    December 31,
                                                                      ---------------------------------------

                                                                         1995                         1994
                                                                      ----------                   ----------
                                             ASSETS

Cash and cash equivalents........................................    $    15,433                  $    22,106
Securities available for sale:
  Investment securities..........................................        159,857                      109,136
  Mortgage-backed securities.....................................      1,446,604                    1,656,563
Securities held to maturity:
  Investment securities..........................................        119,186                      156,773
  Mortgage-backed securities.....................................      3,430,954                    3,119,289
Loans............................................................      3,577,892                    3,072,151
Real estate owned................................................         15,433                       15,315
Office properties and equipment, net.............................         52,466                       53,483
Other assets.....................................................        195,236                      227,050
                                                                       ---------                    ---------
                                                                     $ 9,013,061                  $ 8,431,866
                                                                       =========                    =========

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits.........................................................    $ 4,907,497                  $ 4,899,389
Securities sold under agreements to repurchase...................      1,082,814                    1,208,127
Advances from Federal Home Loan Bank.............................      2,377,138                    1,707,938
Other borrowings.................................................         47,523                       47,384
Other liabilities................................................        101,183                      127,402
                                                                       ---------                    ---------
       Total liabilities.........................................      8,516,155                    7,990,240
                                                                       ---------                    ---------
Stockholders' equity:
  Preferred stock - $.01 par value, $50 preference value, 6.5%
    non-cumulative perpetual convertible; aggregate preference value of $65,050 and $69,950 at December 31, 1995 and 1994, respectively, 3,000,000 shares authorized and 1,301,000 and
    1,319,000 shares issued and outstanding at December 31,
    1995 and 1994, respectively..................................             13                           13
  Common stock - $.01 par value; 90,000,000 shares authorized;
    41,991,701 shares issued and outstanding at December 31,
    1995 and 40,173,527 shares and 40,163,527 shares issued
    and outstanding, respectively, at December 31, 1994..........            420                          402
  Paid-in capital................................................        262,381                      255,655
  Retained earnings - subject to certain restrictions............        223,606                      209,379
  Treasury stock, at cost; 10,000 shares at December 31, 1994....             --                         (150)
  Unrealized gain (loss) on securities available for sale,
    net of taxes.................................................         12,019                      (23,673)
  Unamortized restricted stock awards............................         (1,533)                          --
                                                                       ---------                    ---------
       Total stockholders' equity................................        496,906                      441,626
                                                                       ---------                    ---------
                                                                     $ 9,013,061                  $ 8,431,866
                                                                       =========                    =========

         See accompanying notes to consolidated financial statements.

                        ROOSEVELT FINANCIAL GROUP, INC.
                               AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (dollars in thousands, except per share information)

                                                                                               Year Ended December 31,
                                                                                     -------------------------------------------
                                                                                        1995              1994           1993
                                                                                     ----------        ----------     ----------
Interest income:
  Loans.......................................................................         $252,071          $206,467       $207,841
  Securities available for sale...............................................          135,444           137,933         47,074
  Securities held to maturity.................................................          259,262           179,168        205,706
  Securities held for trading.................................................               --             6,460         19,522
  Other.......................................................................            1,018             3,258          6,797
                                                                                        -------           -------        -------
     Total interest income....................................................          647,795           533,286        486,940
                                                                                        -------           -------        -------
Interest expense:
  Deposits....................................................................          233,836           200,190        192,605
  Other borrowings............................................................          223,508           138,915         96,911
  Interest rate exchange agreements, net......................................            9,089             8,469         31,974
                                                                                        -------           -------        -------
       Total interest expense.................................................          466,433           347,574        321,490
                                                                                        -------           -------        -------
         Net interest income..................................................          181,362           185,712        165,450
Provision for losses on loans.................................................            1,200            12,432            706
                                                                                        -------           -------        -------
         Net interest income after provision for losses on loans..............          180,162           173,280        164,744
                                                                                        -------           -------        -------
Noninterest income (loss):
  Retail banking fees.........................................................           10,706             8,682          6,260
  Insurance and brokerage sales commissions...................................            7,506             6,538          5,737
  Loan servicing fees (expenses), net.........................................            7,401             7,359        (11,145)
  Net gain (loss) from financial instruments..................................          (58,216)          (10,660)        10,646
  Gain on sales of real estate acquired for development and sale..............            1,656             3,414            746
  Gain on sale of loan servicing rights.......................................            1,510                --             --
  Unrealized losses on impairment of mortgage-backed securities...............          (27,063)               --             --
  Other.......................................................................            1,360             1,923          2,013
                                                                                        -------           -------        -------
      Total noninterest income (loss).........................................          (55,140)           17,256         14,257
                                                                                        -------          --------        -------
Noninterest expense:
  General and administrative:
    Compensation and employee benefits........................................           34,780            42,570         38,970
    Occupancy.................................................................           18,758            23,939         17,385
    Federal deposit insurance premiums........................................           11,743            12,018          9,896
    Other.....................................................................           22,385            32,468         24,857
                                                                                        -------           -------        -------
      Total general and administrative........................................           87,666           110,995         91,108
  Provision for real estate losses............................................               --             4,581          4,238
  Litigation settlements......................................................               --                --          3,252
                                                                                         ------           -------         ------
      Total noninterest expense...............................................           87,666           115,576         98,598
                                                                                         ------          --------         ------
        Income before income tax expense, extraordinary item,
          and cumulative effect of change in accounting principle.............           37,356            74,960         80,403
Income tax expense............................................................           10,258            25,384         27,134
                                                                                         ------            ------         ------
        Income before extraordinary item and cumulative effect
          of change in accounting principle...................................           27,098            49,576         53,269
Extraordinary item, net of income tax effect..................................               --            (7,849)        (1,908)
Cumulative effect of change in accounting principle...........................               --                --         (6,489)
                                                                                         ------            ------         ------
         Net income...........................................................         $ 27,098          $ 41,727       $ 44,872
                                                                                         ======            ======         ======
         Net income attributable to common stock..............................         $ 22,855          $ 36,543       $ 41,057
                                                                                         ======            ======         ======
Per share data:
  Primary earnings per share:
    Income before extraordinary item and cumulative
      effect of change in accounting principle................................         $    .56          $   1.17       $   1.54
    Extraordinary item, net of income tax effect..............................               --             (0.21)         (0.06)
    Cumulative effect of change in accounting principle.......................               --                --          (0.20)
                                                                                          -----             -----          -----
         Net income...........................................................         $    .56          $    .96       $   1.28
                                                                                          =====             =====          =====
  Fully diluted earnings per share:
    Income before extraordinary item and cumulative
      effect of change in accounting principle................................         $    .56          $   1.17       $   1.32
    Extraordinary item, net of income tax effect..............................               --              (.21)         (0.05)
    Cumulative effect of change in accounting principle.......................               --                --          (0.16)
                                                                                          -----             -----          -----
         Net income...........................................................         $    .56          $    .96       $   1.11
                                                                                          =====             =====          =====

          See accompanying notes to consolidated financial statements.

                        ROOSEVELT FINANCIAL GROUP, INC.
                               AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                            (DOLLARS IN THOUSANDS)

                                                         Preferred stock              Common stock         Paid-in       Retained
                                                     ------------------------   ----------------------   -----------   ------------
                                                       Shares         Amount      Shares       Amount      capital       earnings
                                                     -----------    ---------   ----------    --------   -----------   ------------
Balance, December 31, 1992.                           1,526,049     $     15     8,823,507     $    88     $ 135,084    $  153,424

Net income (including pooled company).............           --           --            --          --            --        44,872

Issuance of 920,000 shares of 6.5%
  non-cumulative perpetual
  convertible preferred stock.....................      920,000            9            --          --        44,176            --
Exchange of common stock for preferred stock......       80,000            1      (119,025)         (1)          (28)           --
Exercise of incentive stock options and
 non-qualified stock options......................           --           --        72,775           1           649            --
Amortization of restricted stock awards...........           --           --            --          --            --            --
Cash dividends declared (including
  pooled company):
    Common stock..................................           --           --            --          --            --        (7,686)
    Preferred stock...............................           --           --            --          --            --        (3,815)
Unrealized gain on securities available
  for sale, net (including pooled company)........           --           --            --          --            --            --
Other pre-merger transactions of
 pooled company...................................      (33,609)          --     1,514,665          15            98           (15)
                                                     -----------    ---------   ----------    --------   -----------   -----------
Balance, December 31, 1993........................    2,492,440           25    10,291,922         103       179,979       186,780

Net income (including pooled company).............           --           --            --          --            --        41,727
Issuance of 319,000 shares of 6.5%
 non-cumulative perpetual convertible
   preferred stock................................      319,000            3            --          --        21,270            --
Issuance of common stock
 in the acquisition of Home Federal
 Bancorp of Missouri, Inc.........................           --           --     1,121,142          11        48,220            --
Issuance of common stock through stock
 options and employee stock plans.................           --           --     1,294,991          13         5,932            --
Three-for-one stock split..                                  --           --    25,157,436         252          (252)           --
Cash dividends declared (including
 pooled company):
    Common stock..................................           --           --            --          --            --       (13,944)
    Preferred stock...............................           --           --            --          --            --        (5,184)
Purchase of common stock
 for treasury.....................................           --           --            --          --            --            --
Unrealized loss on securities available
  for sale, net (including pooled company.........           --           --            --          --            --            --
Other pre-merger transactions of
pooled company....................................   (1,492,440)         (15)    2,308,036          23           506            --
                                                     -----------    ---------   ----------    --------    ----------    ----------
Balance, December 31, 1994........................    1,319,000           13    40,173,527         402       255,655       209,379

Net income........................................           --           --            --          --            --        27,098
Purchase of common stock for treasury.............           --           --            --          --            --            --
Issuance of common stock through stock
  options and employee stock plans................           --           --       243,763           3         1,531        (1,572)
Issuance of common stock in the acquisition of
 Kirksville Bancshares,  Inc......................           --           --     1,521,435          15         5,426        15,475
Exchange of preferred stock for common stock......      (18,000)          --        52,976          --          (231)           --
Amortization of restricted stock awards...........           --           --            --          --            --            --
Cash dividends declared:
  Common stock....................................           --           --            --          --            --       (22,531)
  Preferred stock.................................           --           --            --          --            --        (4,243)
Unrealized gain on securities available
 for sale, net....................................           --           --            --          --            --            --
                                                     -----------    --------    ----------    --------    ----------    ----------
Balance, December 31, 1995........................    1,301,000     $     13    41,991,701     $   420     $ 262,381    $  223,606
                                                     ==========     ========    ==========    ========    ==========    ==========

                                                                                        Unrealized
                                                                                      gain (loss) on
                                                                                        securities
                                                                                       available for    Unamortized       Total
                                                                 Treasury stock          sale, net      restricted     stockholders'
                                                          --------------------------    -----------   --------------  --------------
                                                           Shares           Amount       of taxes      stock awards       equity
                                                          ---------       ----------   ------------   --------------   -------------
Balance, December 31, 1992.............................          --       $      --      $      --      $      (66)     $   288,545
Net income (including pooled company)..................          --              --             --              --           44,872
Issuance of 920,000 shares of 6.5% non-cumulative
 perpetual convertible preferred stock.................          --              --             --              --           44,185
Exchange of common stock for preferred stock...........          --              --             --              --              (28)

Exercise of incentive stock options and non-qualified
 stock options.........................................          --              --             --              --              650
Amortization of restricted stock awards................          --              --             --              66               66
Cash dividends declared (including pooled company):
    Common stock.......................................          --              --             --              --           (7,686)

    Preferred stock....................................          --              --             --              --           (3,815)

Unrealized gain on securities available
  for sale, net (including pooled company).............          --              --         11,575              --           11,575
Other pre-merger transactions of pooled company........          --              --             --              --               98
                                                          ---------         -------       --------       ---------      -----------
Balance, December 31, 1993.............................          --              --         11,575              --          378,462

Net income (including pooled company)..................          --              --             --              --           41,727
Issuance of 319,000 shares of 6.5% non-cumulative
  perpetual convertible preferred stock................          --              --             --              --           21,273
Issuance of common stock in the acquisition of
  Home Federal Bancorp of Missouri, Inc................          --              --             --              --           48,231
Issuance of common stock through stock options and
  employee stock plans.................................          --              --             --              --            5,945
Three-for-one stock split..............................          --              --             --              --               --
Cash dividends declared (including pooled company):
    Common stock.......................................          --              --             --              --          (13,944)

    Preferred stock....................................          --              --             --              --           (5,184)

Purchase of common stock for treasury..................     (10,000)           (150)            --              --             (150)

Unrealized loss on securities available
  for sale, net (including pooled company).............          --              --        (35,248)             --          (35,248)

Other pre-merger transactions of pooled company........          --              --             --              --              514
                                                          ---------         -------       --------       ---------      -----------
Balance, December 31, 1994.............................     (10,000)           (150)       (23,673)             --          441,626

Net income.............................................          --              --             --              --           27,098

Purchase of common stock for treasury..................    (214,500)         (3,426)            --              --           (3,426)

Issuance of common stock through stock options and
  employee stock plans.................................     209,976           3,345             --          (1,621)           1,686

Issuance of common stock in the acquisition of
 Kirksville Bancshares, Inc............................          --              --             --              --           20,916
Exchange of preferred stock for common stock...........      14,524             231             --              --               --
Amortization of restricted stock awards................          --              --             --              88               88
Cash dividends declared:
  Common stock.........................................          --              --             --              --          (22,531)

  Preferred stock......................................          --              --             --              --           (4,243)

Unrealized gain on securities available for
 sale, net.............................................          --              --         35,692              --           35,692
                                                          ---------         -------       --------       ---------      -----------
Balance, December 31, 1995.............................          --         $    --       $ 12,019       $  (1,533)     $   496,906
                                                          =========         =======       ========       =========      ===========

        See accompanying notes to consolidated financial statements.

                        ROOSEVELT FINANCIAL GROUP, INC.
                               AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                                 Year Ended December 31,
                                                                                          -------------------------------------
                                                                                            1995           1994          1993
                                                                                          --------       --------      --------
Cash flows from operating activities:
Net income...................................................................       $     27,098   $     41,727   $    44,872
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Extraordinary loss on early extinguishment of debt........................                 --         12,165         2,963
   Cumulative effect of change in accounting principle.......................                 --             --         9,831
   Depreciation and amortization.............................................              4,294          5,814         4,260
   Amortization of discounts and premiums, net...............................              9,900         16,383        23,463
   (Increase) decrease in accrued interest receivable........................             (7,645)        (2,310)        2,401
   Increase (decrease) in accrued interest payable...........................             11,119         (1,023)       (3,943)
   Provision for losses on loans and real estate.............................              1,200         17,013         4,944
   Unrealized losses on impairment of mortgage-backed securities.............             27,063             --            --
   (Increase) decrease in securities held for trading, net...................                 --        (87,138)       28,729
   Decrease in securities held for sale, net.................................                 --             --        58,688
   Decrease (increase) in loans receivable held for sale, net................                 --         86,579       (59,536)
   Decrease in outstanding checks, net.......................................                 --             --       (37,416)
   Other, net................................................................            (31,514)        18,358       (27,400)
                                                                                    ------------   ------------   -----------
    Net cash provided by operating activities................................             41,515        107,568        51,856
                                                                                    ------------   ------------   -----------
Cash flows from investing activities:
 Principal payments and maturities of securities available for sale..........            126,291        313,775            --
 Principal payments and maturities of securities held to maturity............            835,059        783,067       917,679
 Principal payments on loans.................................................            699,307        727,348     1,191,068
 Proceeds from sales of securities available for sale........................            945,941      2,633,590            --
 Proceeds from sales of securities held to maturity..........................                 --             --        25,021
 Proceeds from sales of loans................................................                 --             --        34,447
 Purchase of securities available for sale...................................           (737,735)    (2,905,255)           --
 Purchase of securities held to maturity.....................................         (1,234,320)    (1,385,293)   (2,336,020)
 Purchase of loans...........................................................           (321,097)      (146,772)     (684,807)
 Originations of loans.......................................................           (688,576)      (680,794)     (783,211)
 Fees paid for interest rate cap and floor agreements available for sale.....                 --        (20,638)           --
 Net proceeds from sales of real estate......................................             10,889          9,253        22,771
 Purchase of office properties and equipment.................................             (2,402)        (7,556)      (10,005)
 Sale (purchase) of purchased mortgage servicing rights, net.................              3,971             --       (14,660)
 Cash and cash equivalents from acquisition, net of cash paid................            (19,201)        31,087     1,401,792
 Payments on sales or exchanges of branch deposits, net......................                 --        (67,337)     (206,405)
 Proceeds from sale of loan production facilities............................                 --         75,150            --
                                                                                    ------------   ------------   -----------
    Net cash used in investing activities....................................           (381,873)      (640,375)     (442,330)
                                                                                    ------------   ------------   -----------
Cash flows from financing activities:
 Repayment of mortgage-backed bonds..........................................                 --        (60,820)         (521)
 Repayment of FHLB advances..................................................                 --       (100,980)           --
 Redemption of subordinated notes............................................                 --        (31,022)           --
 Proceeds from FHLB advances.................................................         15,513,000     14,551,256     4,142,700
 Principal payments on FHLB advances.........................................        (14,851,000)   (14,015,000)   (3,285,700)
 Fees paid for interest rate cap and floor agreements........................                 --        (14,440)      (39,023)
 Excess of deposit withdrawals over receipts.................................           (173,894)      (578,888)     (437,748)
 (Decrease) increase in securities sold under agreements to repurchase, net..           (125,313)       617,726       (59,571)
 Proceeds from issuance of preferred stock...................................                 --         21,273        44,185
 Proceeds from exercise of stock options.....................................              1,107          6,459           748
 Purchase of treasury stock..................................................             (3,426)          (150)           --
 Cash dividends paid.........................................................            (26,789)       (18,056)      (11,501)
                                                                                    ------------   ------------   -----------
   Net cash provided by financing activities.................................            333,685        377,358       353,569
                                                                                    ------------   ------------   -----------
Net decrease in cash and cash equivalents....................................             (6,673)      (155,449)      (36,905)
Cash and cash equivalents at beginning of year...............................             22,106        177,555       214,460
                                                                                    ------------   ------------   -----------
Cash and cash equivalents at end of year.....................................       $     15,433   $     22,106   $   177,555
                                                                                    ============   ============   ===========

SUPPLEMENTAL DISCLOSURES RELATED TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The Company paid interest of $455.3 million, $348.6 million, and $325.4 million during 1995, 1994, and 1993, respectively. The Company paid income taxes of $37.1 million, $6.5 million, and $10.9 million during 1995, 1994, and 1993, respectively.

Cash and cash equivalents obtained from acquisitions, net of cash paid, are summarized as follows:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------------
                                                                                       1995        1994         1993
                                                                                       ----        ----         ----
                                                                                              (in thousands)

Fair value of assets purchased..............................................       $ (98,763)  $ (556,990)  $   (34,560)
Liabilities assumed.........................................................          73,731      491,755     1,436,352
Issuance of common stock....................................................              --       48,231            --
                                                                                    --------    ---------    ----------
Cash (paid) received from acquisition.......................................         (25,032)     (17,004)    1,401,792
Cash and cash equivalents acquired..........................................           5,831       48,091            --
                                                                                    --------    ---------    ----------
Cash and cash equivalents from acquisition,
 net of cash paid...........................................................       $ (19,201)  $   31,087   $ 1,401,792
                                                                                    ========    =========    ==========


Noncash investing and financing activities are summarized below:

                                                                                          YEAR ENDED  DECEMBER 31,
                                                                                    ---------------------------------
                                                                                        1995       1994       1993
                                                                                        ----       ----       ----
                                                                                              (in thousands)


Noncash transfers from securities held for trading to:
 Securities available for sale..............................................       $     --    $ 242,429    $     --
 Securities held for sale...................................................             --           --     221,760
Noncash transfers from securities available for
 sale to securities held to maturity........................................             --      107,318          --
Noncash transfers from securities held for
 sale to securities available for sale......................................             --           --     744,962
Noncash transfers from securities held to maturity to
 securities available for sale..............................................         85,165       26,368     830,172
Desecuritization resulting in transfer of mortgage-backed
 securities held to maturity to loans and real estate owned.................         33,603           --          --
Redesignation of interest rate swap to securities available for sale........          4,369           --          --
Defeasance of mortgage-backed bonds.........................................             --           --      72,375

          See accompanying notes to consolidated financial statements.

                        ROOSEVELT FINANCIAL GROUP, INC.
                               AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Roosevelt Financial Group, Inc. (the Company); its two wholly-owned subsidiaries, Roosevelt Bank (the Bank) and F & H Realty (Realty), a Missouri-chartered real estate investment company; and the Bank's wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation. Results of operations of companies acquired and accounted for as purchases are included from their respective dates of acquisition. When acquired in a pooling of interests transaction, current and prior period financial statements are restated to include the accounts of the acquired companies, if significant.

Investment and Mortgage-Backed Securities

Effective December 31,1993, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). This statement requires investments in debt and equity securities to be segregated into the following three categories: trading, held to maturity, and available for sale.

Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings.

Securities classified as held to maturity are accounted for at cost, adjusted for the amortization of premiums and accretion of discounts which are recognized in interest income over the period to maturity for investment securities, or the estimated life of mortgage-backed securities using the level-yield method, because the Company has both the intent and the ability to hold such securities to maturity. Unrealized losses in the debt securities portfolio are recognized if any market valuation differences are deemed to be other than temporary.

Securities not classified as either trading or held to maturity are considered to be available for sale. Gains and losses realized on the sale of these securities are based on the specific identification method. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized.

Unrealized losses on all debt securities are recognized if any market valuation differences are deemed to be other than temporary.

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to interest rate risk. These instruments include interest rate exchange agreements, interest rate cap and floor agreements, and to a much lesser extent, interest rate collar agreements and financial futures contracts, including options on such futures contracts. The interest rate exchange agreements and the interest rate cap and floor agreements have the effect of changing the interest rate characteristics of the assets or liabilities to which they are designated. The financial futures contracts are entered into to achieve a position whereby the estimated exposure of a certain position to interest rate movements is offset by approximately equal, but opposite, results in the financial futures contracts.

Interest rate exchange agreements, interest rate cap, floor and collar agreements and financial futures contracts are designated against either securities available for sale or short-term borrowings or deposits. Agreements or contracts designated against securities available for sale are included at their market value in the securities available for sale portfolio. Any mark to market adjustments are reported as a separate component of stockholders' equity, net of tax. The changes in market value of such agreements or contracts designated against short term borrowings or deposits are not reported on the consolidated balance sheets.

The interest differential paid or received on interest rate exchange agreements is recorded as a component of interest expense, net. The purchase premium of interest rate cap, floor, and collar agreements is capitalized and amortized on a straight line basis over the original term of the respective agreement. No purchase premium is paid at the time an interest rate exchange agreement is entered into. Gains and losses from terminated interest rate exchange agreements and interest rate cap, floor and collar agreements are recognized, consistent with the gain or loss on the asset or liability it is designated against. Where the asset or liability was not sold or paid off, the gains or losses are deferred and amortized on a straight line basis as an increase or decrease to expense over the original term of the agreements or the remaining life of the asset or liability, whichever is less.

Gains or losses on financial futures contracts which qualify as hedges are deferred. The unamortized balance of such deferred gains or losses is applied to the carrying value of the hedged items. Amortization of the net deferred gains or losses is applied to the interest component of the hedged items using the level-yield method. Gains or losses in the market value of financial futures contracts which do not qualify for hedge accounting are recognized currently.




Loans

Loans are stated at the principal amount outstanding, net of deferred loan fees, allowance for losses, and any discounts or premiums on purchased loans. The deferred fees, discounts, and premiums are amortized using the level-yield method over the estimated life of the loan.

Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become more than 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. When a loan is placed on nonaccrual status, accrued but unpaid interest is reversed. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (collectively SFAS 114). SFAS 114 addresses the accounting by creditors for impairment of certain loans by specifying how the allowance for loan losses related to such loans should be determined. As SFAS 114 does not apply to residential mortgage and consumer loans which are collectively evaluated for impairment and represent in excess of 95% of the Company's total loan portfolio, the initial and continuing application of SFAS 114 has had no significant impact on the Company's consolidated financial statements. Relative to the Company's commercial real estate loan portfolio, a loan is considered to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured based on the underlying value of the collateral.

Loans Serviced for Others

Servicing fees related to loans serviced for others are recognized when loan payments are received. Ancillary income from loan servicing is recorded when received. Operational costs to service such loans are charged to expense as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

The costs of purchased mortgage servicing rights are capitalized and are amortized over the estimated remaining lives of the underlying loans using the level-yield method. The carrying value of purchased mortgage servicing rights is periodically evaluated in relation to estimated future servicing revenues. Amortization of purchased mortgage servicing rights is recorded as a component of "Loan servicing fees (expenses), net" in the consolidated statements of operations.

During May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.122, "Accounting for Mortgage Servicing Rights" (SFAS 122). SFAS 122 requires that an institution which sells or securitizes loans it has originated or purchased, and maintains the servicing rights, to capitalize the cost of the rights to service such loans. As the Company is not currently selling or securitizing any loans that it has originated or purchased, the aforementioned provision of SFAS 122 will not have any impact on the Company's consolidated financial statements. SFAS 122 also requires that an enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. When adopted, effective January 1, 1996, the Company does not anticipate that this provision will have a significant impact on its consolidated financial statements.

Real Estate Owned

Real estate owned includes properties acquired through foreclosure and properties acquired for development and sale. Real estate acquired through foreclosure is transferred to real estate owned at the lower of cost or estimated fair value, which represents the new recorded basis of the property. Subsequently, properties are evaluated and any additional declines in value are provided for in an allowance for losses on real estate. Real estate acquired for development and sale is carried at the lower of cost or estimated fair value.

Allowances for Losses

Allowances for losses on loans and real estate owned are established when a loss is probable and can be reasonably estimated. These allowances are provided based on past experience and the prevailing market conditions. Management's evaluation of loss considers various factors including, but not limited to, general economic conditions, loan portfolio composition, prior loss experience, estimated sales price, and holding and selling costs. Provisions for loan losses are recorded to maintain the Company's overall allowance for loan losses within an acceptable range to cover probable credit losses inherent in the portfolio as of the respective balance sheet dates.

Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses, future additions to the allowances may be necessary based on changes in economic conditions.

Office Properties and Equipment

Office properties and equipment are stated at cost, less accumulated depreciation and leasehold amortization. Depreciation of office buildings and improvements and furniture and equipment is computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Net income for primary earnings per share is adjusted for the dividends on convertible preferred stock. The average number of common shares and common equivalent shares outstanding for 1995, 1994, and 1993 was 40,620,932, 37,943,933, and 32,049,577, respectively.

Fully diluted earnings per share has been computed using the weighted average number of common shares and common equivalent shares, including the effect of the assumed conversion of convertible preferred stock into common stock. The average number of common shares and common equivalent shares outstanding for 1995, 1994, and 1993 for the purpose of calculating fully diluted earnings per share was 45,541,197, 39,005,360, and 40,395,649, respectively.

Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid debt instruments with an initial maturity of three months or less.

(2)  BUSINESS COMBINATIONS

During the fourth quarter of 1995, the Company completed the acquisitions of Kirksville Bancshares, Inc. (Kirksville) and WSB Bancorp, Inc. (WSB). A total of 1,521,435 shares of the Company's common stock was issued in connection with the Kirksville transaction, which was accounted for as a pooling of interests. The Company paid a total cash consideration of approximately $25.0 million in a purchase transaction to acquire WSB. Total assets of the acquired institutions were approximately $227.6 million. The effect of these transactions were not material to the consolidated financial statements and operating results of the acquired entities are included since the respective acquisition dates.

On June 30, 1994, the Company completed the acquisition of Farm & Home Financial Corporation (Farm & Home) whose assets totaled $3.1 billion. As a result of this transaction, the Company issued 17,993,838 shares of common stock. The transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of the Company have been restated to include the results of Farm & Home for all periods presented. Total income, extraordinary items, and net income for the Company and Farm & Home after the effect of the restatement for SFAS 115 (discussed further below) and prior to the combination were as follows:

                                          YEAR ENDED DECEMBER 31,
                                         -------------------------
                                                          1993
                                                          ----
                                                    (in thousands)
     COMPANY
     Total income (1)........................          $ 94,528
     Extraordinary items (net of income tax
      effect)................................            (1,908)
     Net income..............................            36,190
     FARM & HOME
     Total income (1)........................            85,179
     Net income..............................             8,682
     COMBINED
     Total income (1)........................           179,707
     Extraordinary items (net of income tax
      effect)................................            (1,908)
     Net income..............................            44,872

     (1) Net interest income and noninterest income.

Farm & Home adopted the provisions of SFAS 115 on January 1, 1994. Such adoption by Farm & Home resulted in a pretax charge to operations of $9.8 million ($6.5 million net of tax) to reflect an other than temporary impairment of certain interest-only stripped coupon mortgage-backed pass-through certificates and collateralized mortgage obligation residual interests. As the Company had adopted SFAS 115 at December 31, 1993, the $6.5 million net of tax charge by Farm & Home, which was recorded as a cumulative effect of a change in accounting principle, was reflected in the consolidated statement of operations of the Company for 1993.

On April 22, 1994, the Company completed the acquisition of Home Federal Bancorp of Missouri, Inc. (Home Bancorp). Each holder of the common stock of Home Bancorp received 0.4945 of a share of common stock of the Company on a pre-split basis and $7.50 in cash for each share of Home Bancorp common stock held for a total consideration of $68.3 million. Home Bancorp's total consolidated assets were $532.7 million and savings deposits were $466.5 million. The transaction was accounted for under the purchase method of accounting and resulted in an intangible asset related to the deposit accounts of approximately $13.8 million.

On November 8, 1993, the Company completed the acquisition of the 17 eastern Missouri retail banking branches of Home Savings of America. The Company received net cash totaling approximately $709.4 million. Gross proceeds totaled $733.3 million, which represented the amount of deposit accounts acquired by the Company and accrued but unpaid interest on such accounts. This amount was reduced by approximately $23.9 million, which was paid by the Company for the acquisition of certain loans made by Savings of America primarily secured by deposit accounts, real property, furniture and fixtures related to the branch locations, and a tax deductible intangible asset related to the deposit accounts of approximately $7.7 million.

On June 11, 1993, the Company completed the acquisition of the Missouri retail banking franchise of First Nationwide Bank of San Francisco, California (First Nationwide). The Company received net cash totaling approximately $588.1 million. Gross proceeds totaled $595.1 million, which represented the amount of deposit accounts acquired by the Company and accrued but unpaid interest on such accounts. This amount was reduced by approximately $7.0 million, which was paid by the Company for the acquisition of certain loans made by First Nationwide primarily secured by deposit accounts, real property, furniture and fixtures related to the branch locations, and a tax deductible intangible asset related to the deposit accounts of approximately $75,000.

Other acquisition and sale activity of Farm & Home during 1994 and 1993 is summarized as follows:

                             Nature                                  Items Sold,
Date                     of Transactions                        Purchased or Exchanged                    Cash Consideration
----                     ---------------                        ----------------------                    ------------------
July 1, 1994         Sale of loan production                 $75.2 million of Texas home builder          Received $75.2 million
                     business in Texas                       lines of credit and six land acquisition
                                                             and development/rehab loans

June 24, 1994        Sale of Corpus Christi, Texas           $54.8 million of branch deposits             Paid $53.9 million
                     branch facility and deposit             and $927,000 of related deposit
                     accounts                                account loans and furniture and
                                                             fixtures

June 3, 1994         Sale of deposit accounts                $13.6 million of branch deposits             Paid $13.4 million
                     of branch                               and $177,000 of related deposit
                                                             account loans

December 17, 1993    Sale of two Austin, Texas               $260.0 million of branch deposits            Paid $251.0 million
                     and four San Antonio, Texas             and $9.0 million of branch facilities
                     branch facilities and deposit accounts  and deposit related deposit account loans and furniture and fixtures

November 19, 1993    Purchase of two retail banking          $107.5 million of branch deposits            Received $104.3 million
                     branches in Springfield, Missouri       and $1.0 million of related deposit
                                                             loans, furniture and fixtures, and a
                                                             $2.2 million tax deductible core
                                                             deposit intangible

April 12, 1993       Sale of Harrisonville, Texas            $18.7 million of branch deposits and         Paid $18.5 million
                     branch facility and deposits            $190,000 of related deposit account loans
                                                             and furniture and fixtures

March 5, 1993        Exchange of two branch facilities       $133.9 million of branch deposits and        Received $63.1 million
                     and deposit accounts from three         related deposit account loans and
                     branch facilities in Texas              furniture and fixtures exchanged for
                     for two branch facilities and           $198.1 million of branch deposits, $863,000
                     accounts and five branch facilities     of related deposit account loans, and a
                     in Missouri                             $711,000 tax deductible core deposit
                                                             intangible

(3)  FAIR VALUE CONSOLIDATED BALANCE SHEETS

The Company's primary objective in managing interest rate risk is to position the Company such that changes in interest rates do not have a material adverse impact upon the net market value of the Company. Net market value considers the fair value of financial instruments (assets, liabilities, and off-balance-sheet items), in contrast to the accompanying consolidated balance sheets which are historical cost based. The estimated fair values of the Company's assets and liabilities, and the related carrying amounts from the accompanying consolidated balance sheets, are as follows (in thousands):

                                                                          DECEMBER 31, 1995         DECEMBER 31, 1994
                                                                       ------------------------   -----------------------
                                                                         CARRYING       FAIR      CARRYING        FAIR
                                                                          AMOUNT       VALUE       AMOUNT         VALUE
                                                                       ----------    ---------    --------      ---------
ASSETS:
  Cash and cash equivalents............................................$   15,433   $   15,433   $   22,106    $   22,106
  Securities available for sale:
    Investment securities..............................................   159,857      159,857      109,136       109,136
    Mortgage-backed securities......................................... 1,433,648    1,433,648    1,593,015     1,593,015
    Interest rate exchange, cap, and floor agreements..................    12,956       12,956       62,955        62,955
    Options............................................................        --           --          593           593
  Securities held to maturity:
    Investment securities..............................................   119,186      120,517      156,773       156,170
    Mortgage-backed securities......................................... 3,430,954    3,431,341    3,119,289     2,996,829
  Loans................................................................ 3,577,892    3,708,014    3,072,151     2,995,981
  Office properties and equipment, net.................................    52,466       53,262       53,483        52,980
  Deferred losses on interest rate exchange agreements.................    20,831           --       21,243            --
  Unamortized fees on interest rate
    caps, floors, and collar...........................................    38,049       37,302       43,318        18,913
  Other assets.........................................................   151,789      159,548      177,804       220,530
                                                                        ---------    ---------    ---------     ---------
                                                                      $ 9,013,061  $ 9,131,878  $ 8,431,866   $ 8,229,208
                                                                        =========    =========    =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Deposits..................                                          $ 4,907,497  $ 4,954,183  $ 4,899,389   $ 4,815,151
  Securities sold under agreements to repurchase....................... 1,082,814    1,083,048    1,208,127     1,206,478
  Advances from Federal Home Loan Bank................................. 2,377,138    2,378,419    1,707,938     1,687,847
  Other borrowings.....................................................    47,523       50,260       47,384        46,876
  Deferred gains on interest rate exchange agreements..................     5,661           --       16,673            --
  Interest rate exchange agreements....................................        --      108,698           --        18,487
  Other liabilities....................................................    95,522       95,292      110,729       102,668
    Total liabilities.................................................. 8,516,155    8,669,900    7,990,240     7,877,507
                                                                        ---------    ---------    ---------     ---------
  Net market value.....................................................        --      461,978           --       351,701
  Stockholders' equity.................................................   496,906           --      441,626            --
                                                                        ---------    ---------    ---------     ---------
                                                                      $ 9,013,061  $ 9,131,878  $ 8,431,866   $ 8,229,208
                                                                        =========    =========    =========     =========
NON-FINANCIAL INSTRUMENTS:
  Demand deposits.....................................................$       --   $    19,552  $        --   $    52,231
  Commitments to extend credit........................................$   225,324  $   225,752  $    57,422   $    57,201
                                                                         ========     ========     ========      ========

Net market value is not intended to represent the value of the Company's stock or the amounts distributable to stockholders in connection with a sale of the Company or in the unlikely event of its liquidation. Such amounts ascribe no value to intangible assets or to the going concern value of the enterprise.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents - Due to the short-term nature of these financial instruments, carrying value approximates fair value.

Investment securities and mortgage-backed securities - Fair values are based on quoted market prices or dealer quotes. Where such quotes are not available, fair value is estimated using quoted market prices for similar agreements and securities, or in limited instances discounted cash flow analyses. Stock in the Federal Home Loan Bank is valued at cost, which represents redemption value and approximates fair value.

Loans - The fair value of loans is estimated by discounting future cash flows at market interest rates for loans of similar credit risk, terms and maturities, taking into consideration repricing characteristics and prepayment risk.

Office properties and equipment - The fair value of office properties is estimated based upon in-house appraised values for the Company's properties.
The net book value of office equipment is assumed to approximate its fair value.

Other assets and liabilities - The estimated fair value of other assets, which includes intangibles and real estate owned and other liabilities represents the sum of all contractual financial receivables or obligations adjusted for the tax effects.

Deposits with defined maturities - The fair value of certificates of deposit accounts is based on the discounted values of contractual cash flows using rates currently offered in the marketplace for accounts of similar remaining maturities.

Deposits without defined maturities - For the purposes of calculating "Net Market Value," no consideration is given to the economic value of the Bank's long-term relationships with its depositors. For deposit liabilities without defined maturities, fair value is assumed to be the amount payable on demand at the reporting date. By ignoring what is commonly referred to as a core deposit intangible, no consideration is given to the present value of the Company's expected future profitability derived from those customer relationships. However, such value as calculated by the Company is disclosed, net of applicable income taxes, under the heading "Non-Financial Instruments." The aforementioned value has been calculated by comparing the rates paid on deposits to a rate paid on a wholesale borrowing having a maturity equal to the expected maturity of the deposits reduced by the cost to service and insure such deposits.

Securities sold under agreements to repurchase - Fair values are based on the discounted value of contractual cash flows using dealer quoted rates for agreements of similar terms and maturities.

Advances from Federal Home Loan Bank - The fair value of advances from the Federal Home Loan Bank (FHLB) is based on discounted values of contractual cash flows using rates currently offered in the marketplace for instruments with similar terms and maturities.

Other borrowings - Fair values are based on quoted market prices, dealer quotes, or on the discounted values of contractual cash flows using market derived spreads.

Interest rate exchange agreements - The fair values of interest rate exchange agreements, which includes swaps, caps, and floors, are estimated by comparing the contractual rates the Company is paying or receiving to market rates quoted on new agreements with similar maturities by counterparties of similar creditworthiness. Changes in the fair values and carrying values of existing agreements are included in the fair values of the assets or liabilities being hedged.

     Commitments to extend credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

     Income taxes - The estimated income tax effects arising from the differences between fair values and tax bases of financial instruments is calculated and included in the fair value disclosure of other assets or other liabilities. The effect of the restoration to taxable income of the Bank's bad debt reserves for income tax purposes resulting from the unlikely event of liquidation has not been included.

(4)  SECURITIES AVAILABLE FOR SALE

The amortized cost and market value of securities available for sale at December 31, 1995 are summarized as follows:

                                                             GROSS         GROSS
                                              AMORTIZED    UNREALIZED    UNREALIZED      MARKET
                                                COST          GAINS        LOSSES        VALUE
                                              ---------    ----------    ----------    ----------
                                                                   (in thousands)
Investment Securities:
  U.S. Government and agency obligations..   $   10,671    $      439    $      (25)  $    11,085
  Corporate securities....................       14,882         1,887            (6)       16,763
                                              ---------     ---------     ---------    ----------
                                                 25,553         2,326           (31)       27,848
  FHLB stock..............................      132,009            --            --       132,009
                                              ---------     ---------     ---------    ----------
                                                157,562         2,326           (31)      159,857
                                              ---------     ---------     ---------    ----------
 Mortgage-backed Securities:
  Mortgage-backed certificates:
   GNMA...................................      694,541        17,996          (538)      711,999
   FNMA...................................      342,405         4,440          (313)      346,532
   FHLMC..................................      308,839         6,380          (803)      314,416
  Other...................................       59,512         3,090        (1,901)       60,701
  Derivative financial instruments:
   Interest rate exchange agreements......       (4,294)           --        (2,234)       (6,528)
   Interest rate cap agreements...........       23,997            --       (15,259)        8,738
   Interest rate floor agreements.........        4,271         6,475            --        10,746
                                              ---------     ---------     ---------    ----------
                                              1,429,271        38,381       (21,048)    1,446,604
                                              ---------     ---------     ---------    ----------
                                            $ 1,586,833    $   40,707    $  (21,079)  $ 1,606,461
                                              =========     =========     =========    ==========

The amortized cost and market value of securities available for sale at December 31, 1994 are summarized as follows:


                                                                GROSS         GROSS
                                               AMORTIZED     UNREALIZED     UNREALIZED      MARKET
                                                 COST           GAINS         LOSSES         VALUE
                                               ---------     ----------     ----------    ----------
                                                                   (in thousands)
Investment Securities:
  FHLB stock...........................       $  109,136     $       --     $       --    $  109,136
                                               ---------      ---------      ---------     ---------

 Mortgage-backed Securities:
  Mortgage-backed certificates:
     GNMA..............................          693,362             68        (30,698)      662,732
     FNMA..............................          493,412             41        (18,002)      475,451
     FHLMC.............................          408,640              8        (13,519)      395,129
  Other................................           60,584          2,105         (2,986)       59,703
  Derivative financial instruments:
    Interest rate exchange agreements..               --          3,476             --         3,476
    Interest rate cap agreements.......           31,426         26,471             --        57,897
    Interest rate floor agreements.....            5,191             --         (3,609)        1,582
    Exchange traded options............               81            512             --           593
                                               ---------      ---------      ---------     ---------
                                               1,692,696         32,681        (68,814)    1,656,563
                                               ---------      ---------      ---------     ---------
                                              $1,801,832     $   32,681     $  (68,814)   $1,765,699
                                               =========      =========      =========     =========

The amortized cost and market value of debt securities available for sale at December 31, 1995, by contractual maturity, are summarized as follows:

                                           AMORTIZED       MARKET
                                             COST          VALUE
                                          -----------    -----------
                                                (in thousands)
Due in one year or less.................  $     2,753    $     2,755
Due after one year through five years...        9,866         10,028
Due after five years through ten years..       11,889         14,002
Due after ten years.....................        1,045          1,063
                                            ---------      ---------
                                               25,553         27,848
Mortgage-backed securities..............    1,429,271      1,446,604
                                            ---------      ---------
                                          $ 1,454,824    $ 1,474,452
                                            =========      =========

At December 31, 1995 and 1994, accrued interest receivable on securities available for sale totaled $8.0 million and $7.3 million, respectively.

Securities available for sale with an amortized cost and approximate market value of $1.1 billion and $1.3 billion at December 31,1995 and 1994, respectively were pledged to secure deposits, securities sold under agreements to repurchase, other borrowings and interest rate exchange agreements.


Gross realized gains on the sale of or early redemption by the issuer of securities available for sale totaled $25.0 million, $15.4 million and $25.9 million for 1995, 1994 and 1993, respectively. Gross realized losses on such securities totaled $1.1 million, $43.6 million, and $11.2 million for 1995, 1994 and 1993, respectively.

(5)  SECURITIES HELD TO MATURITY

The amortized cost and market value of securities held to maturity at December 31,1995 are summarized as follows:

                                                             GROSS          GROSS
                                             AMORTIZED     UNREALIZED     UNREALIZED       MARKET
                                               COST          GAINS          LOSSES         VALUE
                                            ----------     ----------     ----------     ----------
                                                                 (in thousands)
Investment Securities:
 U.S. Government and agency obligations..  $   113,554     $    1,242     $       --    $   114,796
 Corporate securities....................        5,632             89             --          5,721
                                             ---------       --------       --------      ---------
                                               119,186          1,331             --        120,517
                                             ---------       --------       --------      ---------
Mortgage-backed Securities:
 Mortgage-backed certificates:
   GNMA..................................       13,895            177           (243)        13,829
   FNMA..................................      131,874          1,919           (422)       133,371
   FHLMC.................................      239,026          3,287           (742)       241,571
  Private pass-throughs..................    2,705,311         21,618        (21,758)     2,705,171
  Collateralized mortgage obligations....      340,848          2,556         (6,005)       337,399
                                             ---------       --------       --------      ---------
                                             3,430,954         29,557        (29,170)     3,431,341
                                             ---------       --------       --------      ---------
                                           $ 3,550,140      $  30,888     $  (29,170)   $ 3,551,858
                                             =========       ========       ========      =========

The amortized cost and market value of securities held to maturity at December 31, 1994 are summarized as follows:

                                                             GROSS          GROSS
                                             AMORTIZED     UNREALIZED     UNREALIZED       MARKET
                                               COST          GAINS          LOSSES         VALUE
                                            ----------     ----------     ----------     ----------
                                                                 (in thousands)
Investment Securities:
 U.S. Government and agency obligations..  $   115,500     $      208     $   (1,814)   $   113,894
 Corporate securities....................       41,273          1,127           (124)        42,276
                                             ---------       --------       --------      ---------
                                               156,773          1,335         (1,938)       156,170
                                             ---------       --------       --------      ---------
Mortgage-backed Securities:
 Mortgage-backed certificates:
   GNMA..................................       16,595             20           (722)        15,893
   FNMA..................................      169,820            677         (4,194)       166,303
   FHLMC.................................      272,775          1,191         (6,991)       266,975
  Private pass-throughs..................    2,271,272            678        (96,423)     2,175,527
  Collateralized mortgage obligations....      388,827            906        (17,602)       372,131
                                             ---------       --------       --------      ---------
                                             3,119,289          3,472       (125,932)     2,996,829
                                             ---------       --------       --------      ---------
                                           $ 3,276,062     $    4,807     $ (127,870)   $ 3,152,999
                                             =========       ========       ========      =========

The amortized cost and market value of securities held to maturity at December 31, 1995, by contractual maturity, are summarized as follows:

                                           AMORTIZED         MARKET
                                             COST            VALUE
                                          ------------    ------------
                                                 (in thousands)
Due in one year or less.................   $    10,112     $    10,204
Due after one year through five years...       109,074         110,313
Due after five years through ten years..            --              --
Due after ten years.....................            --              --
                                             ---------       ---------
                                               119,186         120,517
Mortgage-backed securities                   3,430,954       3,431,341
                                             ---------       ---------
                                           $ 3,550,140     $ 3,551,858
                                             =========       =========

At December 31, 1995 and 1994, accrued interest receivable on securities held to maturity totaled $23.1 million and $19.3 million, respectively.

Securities held to maturity with an amortized cost and approximate market value of $1.4 billion and $1.3 billion at December 31,1995 and 1994, respectively, were pledged to secure securities sold under agreements to repurchase, other borrowings and interest rate exchange agreements.

During 1995, certain private issuer mortgage-backed securities held by the Company were determined to be other than temporarily impaired. As a result, the Company recorded a $27.1 million pre-tax write-down ($17.8 million after tax) to reflect the impairment of such securities. The amount of the write-down was based on discounted cash flow analyses performed by management (based upon assumptions regarding delinquency levels, foreclosure rates, and loss ratios on REO disposition in the underlying portfolio). Discounted cash flow analyses were utilized to estimate fair value due to the absence of a ready market for the securities.

On November 15, 1995, the Financial Accounting Standards Board issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, Questions and Answers" (the Report). The Report was issued as an aid in understanding and implementing SFAS 115. The Report provided transition guidance for an enterprise that adopted SFAS 115 prior to the issuance of the Report. The guidance allowed a one-time reassessment of the classification of securities as of a single measurement date without tainting the classification of the remaining held to maturity debt securities. Such reassessment and transfers were to be completed no later than December 31, 1995. On December 31, 1995, the Company transferred into the available for sale portfolio from the held to maturity category mortgage-backed securities with a recorded and market value of $67.5 million and investment securities with a recorded and market value of $17.6 million.

Effective December 31, 1993, the Company adopted the provisions of SFAS 115 on a prospective basis. As a result, mortgage-backed and investment securities with an amortized cost of approximately $1.6 billion were transferred into the available for sale portfolio. At December 31, 1993, these securities were adjusted to reflect the excess market value over amortized cost of $18.3 million. Additionally, a tax liability of $6.7 million was recorded to reflect the tax effect of the adjustment to market. The net increase of $11.6 million was recorded as an unrealized gain and included as a separate component of stockholders' equity. In addition, the Company recorded a pretax charge to operations of $9.8 million to reflect an other than temporary impairment of certain interest-only stripped coupon mortgage-backed pass-through certificates and collateralized mortgage obligation residual interests. The resultant $6.5 million impairment was recorded as a cumulative effect of a change in accounting principle, net of tax, in the consolidated statement of operations of the Company for the year ended December 31, 1993.

(6)  LOANS

Loans are summarized as follows:

                                                         DECEMBER 31,
                                                   --------------------------
                                                      1995            1994
                                                   -----------    -----------
                                                          (in thousands)
Real Estate:
 Residential...................................    $ 3,320,098    $ 2,887,992
 Construction..................................         11,969         18,489
 Commercial....................................        137,507        132,316
Consumer loans.................................        125,633         84,013
                                                    ----------     ----------
                                                     3,595,207      3,122,810
Add (Deduct):
 Loans in process..............................         (4,266)       (28,348)
 Purchased loan premiums.......................         17,359         10,848
 Unearned discounts............................         (9,105)        (9,369)
 Deferred loan costs (fees)....................            552           (875)
 Allowance for losses..........................        (21,855)       (22,915)
                                                    ----------     ----------
                                                   $ 3,577,892    $ 3,072,151
                                                    ==========     ==========
Weighted average interest rate at end of year..           7.58%          7.43%
                                                          ====           ====

Gross loans at December 31, 1995, by contractual maturity or repricing date, were as follows (in thousands):

                                                      RESIDENTIAL     COMMERCIAL     CONSTRUCTION      CONSUMER          TOTAL
                                                      -----------     ----------     ------------      --------          -----
Adjustable-rate loans:
 Due within one year...........................       $      555       $ 14,816         $  9,039      $    409        $   24,819
 After one but within five years...............           38,857         19,399            1,451         9,258            68,965
 After five but within ten years...............           28,272         13,840               --        56,923            99,035
 After ten years...............................        2,025,723         15,181              277           398         2,041,579
                                                       ---------        -------          -------       -------         ---------
                                                       2,093,407         63,236           10,767        66,988         2,234,398
                                                       ---------        -------          -------       -------         ---------
Fixed-rate loans:
 Due within one year...........................            3,598         11,343            1,202        11,065            27,208
 After one but within five years...............           46,081         39,747               --        42,918           128,746
 After five but within ten years...............           97,540         20,260               --         3,853           121,653
 After ten years...............................        1,079,473          2,920               --           809         1,083,202
                                                       ---------        -------          -------       -------         ---------
                                                       1,226,692         74,270            1,202        58,645         1,360,809
                                                       ---------        -------          -------       -------         ---------
                                                      $3,320,099       $137,506         $ 11,969      $125,633        $3,595,207
                                                       =========        =======          =======       =======         =========


At December 31, 1995 and 1994, accrued interest receivable on loans totaled approximately $22.3 million and $18.4 million, respectively.

Nonaccrual loans totaled $9.5 million and $7.6 million at December 31, 1995 and 1994, respectively. If interest on these loans had been recognized, such income would have been $1.1 million and $686,000 for 1995 and 1994, respectively. During 1995 and 1994, these nonaccrual loans contributed $203,000 and $221,000 to interest income,respectively. In addition, at December 31, 1995 and 1994, the Company had troubled debt restructurings aggregating $661,000 and $2.8 million, respectively. During 1995 and 1994, these troubled debt restructurings contributed $175,000 and $184,000 to interest income, respectively. Had these loans not been restructured interest income would have been $211,000 and $222,000 for 1995 and 1994, respectively.

As of December 31, 1995, the Company had outstanding commitments to originate fixed-rate mortgage loans of approximately $54.0 million, adjustable-rate mortgage loans of approximately $45.5 million, fixed-rate residential construction loans of approximately $1.9 million, and adjustable-rate residential construction loans of approximately $300,000. The Company also had outstanding commitments to purchase adjustable-rate mortgage loans of approximately $123.3 million. Commitments to extend credit may involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The amount of credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Company since the time the commitment was made.

The Company services loans for its own account and also services loans for third-party investors under loan servicing agreements. Pursuant to these agreements, the Company typically collects from the borrower monthly payments of principal and interest on mortgage loans and additional amounts towards payment of real estate taxes and insurance. The Company retains its servicing fee from such payments and remits the balance of the principal and interest payments to the investors in the mortgage loans or associated mortgage-backed securities.
At December 31, 1995 and 1994, the Company serviced 78,698 loans totaling $5.0 billion and 83,537 loans totaling $5.3 billion, respectively. Of these amounts, $3.0 billion and $2.5 billion were serviced on the Company's own behalf at December 31, 1995 and 1994, respectively.

Activity in purchased mortgage servicing rights, which is recorded in other assets in the accompanying consolidated balance sheets, is summarized as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1995          1994          1993
                                                                  --------      --------      --------
                                                                           (in thousands)
Balance, beginning of year..................................      $ 22,556      $ 28,117      $ 49,647
Purchases...................................................           812            --        14,660
Sales.......................................................        (3,273)           --            --
Amortization................................................        (4,233)       (5,561)      (36,190)
                                                                   -------       -------       -------
Balance, end of year........................................      $ 15,862      $ 22,556      $ 28,117
                                                                   =======       =======       =======




(7) REAL ESTATE OWNED

Real estate owned is summarized as follows:

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                    1995              1994
                                                                  --------          --------
                                                                        (in thousands)
Acquired through foreclosure................................      $ 19,098          $ 19,282
Acquired for development and sale...........................           705             2,517
                                                                    ------            ------
                                                                    19,803            21,799
Less allowance for losses...................................        (4,370)           (6,484)
                                                                    ------            ------
                                                                  $ 15,433          $ 15,315
                                                                    ======            ======

(8) ALLOWANCE FOR LOSSES ON LOANS AND REAL ESTATE

Activity in the allowance for loan losses is summarized as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1995          1994          1993
                                                                  --------      --------      --------
                                                                             (in thousands)
Balance, beginning of year..................................      $ 22,915      $  9,056      $ 10,753
Provision charged to expense................................         1,200        12,432           706
Additions acquired through acquisitions.....................         1,166         2,483            --
Charge-offs, net............................................        (3,426)       (1,056)       (2,403)
                                                                   -------       -------       -------
Balance, end of year........................................      $ 21,855      $ 22,915      $  9,056
                                                                   =======       =======       =======

Activity in the allowance for losses on real estate owned is summarized as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------
                                                                              1995              1994              1993
                                                                          ----------          --------          -------
                                                                                           (in thousands)
Balance, beginning of year..........................................         $ 6,484           $ 3,737          $ 4,776
Provision for real estate losses....................................              --             4,581            4,238
Additions acquired through acquisitions.............................              --               197               --
Charge-offs.........................................................          (2,114)           (2,031)          (5,277)
                                                                              ------            ------           ------
Balance, end of year................................................         $ 4,370           $ 6,484          $ 3,737
                                                                              ======            ======           ======

(9)  OFFICE PROPERTIES AND EQUIPMENT, NET

Office properties and equipment are summarized as follows:

                                                                           DECEMBER 31,
                                                                ---------------------------------
                                                                   1995                    1994
                                                                ---------               ---------
                                                                         (in thousands)
Land, office buildings and improvements...............           $ 53,601                $ 53,463
Furniture and equipment...............................             23,056                  20,085
Leasehold improvements................................              4,349                   4,339
                                                                  -------                 -------
                                                                   81,006                  77,887
Less accumulated depreciation and amortization........             28,540                  24,404
                                                                  -------                 -------
                                                                 $ 52,466                $ 53,483
                                                                  =======                 =======

Depreciation and amortization expense on office properties and equipment totaled $4.3 million, $5.8 million, and $4.3 million for 1995, 1994, and 1993, respectively.

The Company and its subsidiaries lease certain premises and equipment under operating leases which expire through the year 2014, with certain lease agreements containing renewal options. Minimum lease payments (in thousands) for the years ending December 31 are summarized as follows:

          1996................................................................$  2,839
          1997................................................................   2,658
          1998................................................................   2,349
          1999................................................................   1,115
          2000................................................................     669
          2001 through 2014...................................................   2,647
                                                                               -------
                                                                              $ 12,277
                                                                               =======

Rent expense totaled $2.8 million, $4.7 million, and $4.3 million for 1995, 1994, and 1993, respectively.

(10) INTANGIBLE ASSETS

Intangible assets and fair value in excess of cost of net assets acquired (negative goodwill), included in other assets and other liabilities, respectively, in the accompanying consolidated balance sheets are summarized as follows:

                                                                              DECEMBER 31,
                                                                     -------------------------------
                                                                        1995                   1994
                                                                     --------                -------
                                                                             (in thousands)
Intangible assets:
  Goodwill...............................................            $    671                $    671
  Core deposit intangibles...............................              33,457                  27,380
                                                                       ------                 -------
                                                                       34,128                  28,051
  Less accumulated amortization..........................               4,896                   2,569
                                                                       ------                 -------
                                                                       29,232                  25,482
Negative goodwill, net of accumulated amortization.......              (4,173)                 (5,281)
                                                                       ------                  ------
                                                                     $ 25,059                $ 20,201
                                                                       ======                  ======

The presentation of intangible assets in accordance with generally accepted accounting principles does not recognize the future economic benefits associated with certain of the Company's intangible assets whose amortization is tax deductible. Such intangible assets approximated $9.0 million at December 31, 1995. The future benefits associated with such tax deductible intangibles is approximately $3.2 million.

Goodwill (including negative goodwill) and core deposit intangibles resulted from business combinations which were accounted for using the purchase method of accounting and from branch deposit acquisitions. These intangibles are amortized on a straight line basis over the period that it is expected to be benefited, not to exceed ten years. Intangible assets are periodically reviewed for possible impairment when events or changed circumstances affect the underlying basis of the assets.

(11) DEPOSITS

Deposits are summarized as follows:

                                                                         DECEMBER 31,
                                        --------------------------------------------------------------------------------
                                                  1995                                             1994
                                        --------------------------------------      ------------------------------------
                                                       PERCENT      AVERAGE                       PERCENT       AVERAGE
                                           AMOUNT      OF TOTAL      RATE          AMOUNT         OF TOTAL       RATE
                                        -----------    --------     ------       -----------     ---------     -------
                                                                     (dollars in thousands)
Demand deposits:
 NOW................................   $   343,036        7.0%       0.96%      $   335,261         6.8%        1.12%
 Passbook...........................       327,219        6.7        2.31           396,002         8.1         2.29
 Money market demand................       555,277       11.3        4.12           558,991        11.4         3.06
                                         ---------      -----                    ----------       -----
  Total demand deposits                  1,225,532       25.0        2.75         1,290,254        26.3         2.32
                                         ---------      -----                    ----------       -----
Certificates of deposit:
 2.00% to 4.00%.....................        44,903         .9        3.78           787,244        16.1         3.72
 4.00% to 6.00%.....................     2,278,911       46.4        5.40         1,976,308        40.3         4.89
 6.00% to 8.00%.....................     1,324,401       27.0        6.53           719,146        14.7         6.76
 8.00% to 10.00%....................        33,207         .7        9.03           121,448         2.5         8.63
 10.00% & above.....................           674         --       11.16             4,439          .1        11.05
                                         ---------       ----                     ---------       -----
  Total certificates of deposit          3,682,096       75.0        5.82         3,608,585        73.7         5.14
                                         ---------      -----                    ----------       -----
Unearned discount on brokered
 certificates.......................          (117)        --          --                --          --           --
Net adjustment related to purchase
 method of accounting...............           (14)        --          --               550          --           --
                                         ---------      -----                     ---------        ----
                                       $ 4,907,497      100.0%       5.05%      $ 4,899,389       100.0%        4.38%
                                         =========      =====        ====        ==========       =====        =====

The scheduled maturities of certificates of deposit are summarized as follows:

                                                                             DECEMBER 31,
                                                   -----------------------------------------------------------
                                                                1995                            1994
                                                   ----------------------------     --------------------------
                                                                        PERCENT                        PERCENT
                                                        AMOUNT         OF TOTAL        AMOUNT         OF TOTAL
                                                   --------------      --------     -----------       --------
                                                                         (dollars in thousands)
Due within:
 One year......................................      $ 2,204,654         59.9%      $ 1,998,163         55.4%
 Two years.....................................          741,149         20.1           725,953         20.1
 Three years...................................          250,594          6.8           406,549         11.3
 Four years....................................          279,177          7.6           174,495          4.8
 Five years....................................          119,912          3.3           230,928          6.4
 Thereafter....................................           86,610          2.3            72,497          2.0
                                                       ---------        -----         ---------        -----
                                                     $ 3,682,096        100.0%      $ 3,608,585        100.0%
                                                       =========        =====         =========        =====

At December 31, 1995 and 1994, accrued interest payable on deposits totaled $7.2 million and $6.7 million, respectively.

Certificate of deposit accounts with balances of $100,000 or greater totaled $262.8 million and $207.4 million at December 31, 1995 and 1994, respectively. At December 31, 1995, $48.0 million will mature within three months, $59.3 million will mature in three to six months, $66.8 million will mature in six months to one year, and $88.7 million will mature after one year.



Interest expense on deposits by type is summarized as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                                       1995                1994               1993
                                                                       ----               ------              ----
                                                                                      (in thousands)
Passbook.....................................................       $   8,063           $   9,821          $   8,527
NOW and money market demand..................................          22,782              23,706             21,933
Certificates of deposit......................................         202,991             166,663            162,145
                                                                      -------             -------           --------
                                                                    $ 233,836           $ 200,190          $ 192,605
                                                                      =======             =======           ========

(12)  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Mortgage-backed securities sold under agreements to repurchase are treated as financings. The securities underlying the agreements are book entry securities and are delivered, by appropriate entry, to the major investment banking firms (dealers) used in the transactions. The dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company the same securities or substantially identical securities at the maturities of the agreements.

The carrying value and market value of securities sold under agreements to repurchase are summarized as follows:

                                                                         DECEMBER 31,                     DECEMBER 31,
                                                                ------------------------------------------------------------------
                                                                            1995                             1994
                                                                ------------------------------------------------------------------
                                                                  CARRYING          MARKET        CARRYING           MARKET
                                                                   VALUE            VALUE           VALUE             VALUE
                                                                   -----            -----           -----             -----
                                                                                         (in thousands)
Agreements involving:
 Same securities......................................          $  897,261       $  928,600        $1,056,386        $1,147,100
 Substantially identical securities...................             185,553          186,600           151,741           152,400
                                                                 ---------        ---------         ---------         ---------
                                                                 1,082,814        1,115,200         1,208,127         1,299,500
  Accrued interest payable............................               5,534               --             5,388                --
                                                                 ---------        ---------         ---------         ---------
                                                                $1,088,348       $1,115,200        $1,213,515        $1,299,500
                                                                 =========        =========         =========         =========

The scheduled maturities of securities sold under agreements to repurchase are summarized as follows:

                                                                                             DECEMBER 31,
                                                                                    ------------------------------
                                                                                        1995              1994
                                                                                    -----------        -----------
                                                                                            (in thousands)
Maturing within 30 days...............................................              $   951,602        $ 1,158,127
30 - 90 days..........................................................                   34,462                 --
Over 90 days..........................................................                   96,750             50,000
                                                                                      ---------          ---------
                                                                                    $ 1,082,814        $ 1,208,127
                                                                                      =========          =========

Financial data pertaining to the weighted average cost, the level of securities sold under agreements to repurchase, and the related interest expense were as follows (dollars in thousands):

                                                                                            DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                          1995                 1994                 1993
                                                                     -------------          -----------         -----------
Weighted average interest rate at end of year...............                 5.84%                5.96%                3.42%
Weighted daily average interest rate during the year........                 5.93                 4.47                 3.74
Daily average of securities sold under
    agreements to repurchase................................           $1,426,101           $1,193,671           $1,277,514
Maximum securities sold under agreements to
    repurchase at any month end.............................            1,685,869            1,650,963            1,493,445
Interest expense during the year............................               84,557               53,303               47,786

(13) ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB are summarized as follows:

                                                                         DECEMBER 31,
                                        ------------------------------------------------------------------------
                                                    1995                                   1994
                                        ------------------------------------------------------------------------
                                                                    WEIGHTED                            WEIGHTED
                                                                     AVERAGE                             AVERAGE
DUE IN                                          AMOUNT                RATE         AMOUNT                 RATE
------                                        ----------            -------      ----------             --------
                                                                    (dollars in thousands)
1995....................................     $        --                --%     $   738,000                5.95%
1996....................................       2,077,000              5.74          420,000                5.42
1997....................................         165,756              6.57          415,756                6.32
1998....................................          57,500              5.73           57,500                5.55
2000....................................          75,000              5.76           75,000                5.97
2003....................................           2,000              6.39            2,000                6.39
                                               ---------                          ---------
                                               2,377,256              5.80        1,708,256                5.90
Net adjustment related to purchase
 method of accounting                               (118)                              (318)
                                              ----------                --       ----------                  --
                                             $ 2,377,138              5.80%     $ 1,707,938                5.90%
                                              ==========              ====       ==========                ====

Financial data pertaining to the weighted average cost, the level of FHLB advances and the related interest expense were as follows (dollars in thousands):

                                                                                         December  31,
                                                                   ---------------------------------------------------
                                                                          1995                1994               1993
                                                                      ------------       ------------           -------
Weighted average interest rate at end of year..................            5.80%               5.90%              4.13%
Weighted daily average interest rate during the year...........            5.99                4.80               4.17
Daily average of FHLB advances.................................      $2,236,899          $1,579,100         $  706,900
Maximum FHLB advances at any month end.........................       2,460,000           1,857,000          1,050,000
Interest expense during the year...............................         134,073              75,800             29,452

The Company is required to maintain mortgage-backed securities with a market value of 100% of outstanding collateralized advances and qualifying loans with principal balances aggregating 150% of outstanding noncollateralized advances. FHLB stock is also pledged as collateral for these advances.

During April 1994, the Company terminated a $100.0 million advance from the FHLB while restructuring its portfolio in order to maintain the Company's then existing interest rate position. This resulted in a pretax loss totaling approximately $980,000 in 1994, which has been recorded, net of its tax effect, as an extraordinary item.

(14)  OTHER BORROWINGS

Other borrowings are summarized as follows:                                         DECEMBER 31,
                                                                         ------------------------------
                                                                              1995              1994
                                                                         ------------       -----------
                                                                                   (in thousands)
Mortgage-backed bonds (net of unamortized discounts
  of $92,000 and $96,000 at December 31, 1995 and 1994,
  respectively), 10.125% due April 15, 2018..................                $ 19,664          $ 19,660

Subordinated notes, 9.5% due August 1, 2002..................                  27,859            27,724
                                                                               ------            ------
                                                                             $ 47,523          $ 47,384
                                                                               ======            ======

The payment of principal and interest on the 9.5% notes is subordinated at all times to any indebtedness of the Company outstanding or incurred after the date of issuance. The subordinated notes are callable at the option of the Company after August 1, 1995 at par plus accrued interest. In the indenture relating to the subordinated notes, the Company is restricted as to the amounts of additional indebtedness it may incur and the amount of dividends and other distributions it may pay to its stockholders.

During 1994 and 1993, the Company repurchased and defeased mortgage-backed bonds totaling $54.3 million and $72.9 million, respectively. This resulted in pretax losses totaling approximately $7.2 million and $3.0 million in 1994 and 1993, respectively, which have been recorded, net of their tax effect, as an extraordinary item.

During 1991, the Company, under the name Farm & Home, issued $31.0 million of 13.0% subordinated debentures in exchange for all of its then existing 13.0% Series A Cumulative Exchangeable Preferred Stock. The debentures, which were recorded net of discount of $4.0 million, had a net book value of $27.0 million at December 31, 1993, were scheduled to mature in 2016, and had an effective interest rate of 13.58%. In June 1994, using the proceeds from the issuance of 319,000 shares of preferred stock and cash reserves, these debentures were called at par. This resulted in a pretax loss totaling $4.0 million which has been recorded, net of its tax effect, as an extraordinary item.

(15)  INTEREST RATE RISK MANAGEMENT

The Company's primary objective regarding asset and liability management is to position the Company such that changes in interest rates do not have a material adverse effect on net interest income or the net market value of the Company. The Company's primary strategy for accomplishing its asset and liability management objectives is achieved by matching the weighted average maturities of assets, liabilities, and off-balance sheet items (duration matching). Integral to the duration matching strategy is the use of derivative financial instruments such as interest rate exchange agreements, interest rate cap and floor agreements and, to a much lesser extent, interest rate collar agreements and financial futures contracts.

The Company uses derivative financial instruments solely for risk management purposes. None of the Company's derivative instruments are what are termed leveraged instruments. These types of instruments are riskier than the derivatives used by the Company in that they have embedded options that enhance their performance in certain circumstances but dramatically reduce their performance in other circumstances. The Company is not a dealer nor does it make a market in such instruments. The Company does not trade the instruments and the Board of Directors' approved policy governing the Company's use of these instruments strictly forbids speculation of any kind.

The risks generally associated with interest rate exchange agreements are also the same as for interest rate cap, floor, and collar agreements. Such risks are the risk that the counterparty in the agreement may default ("credit risk"), the risk that at the time of any such default, interest rates may have moved favorably from the perspective of the nondefaulting party ("market risk") and the risk that interest accrued and due to the Company previously reflected in the consolidated balance sheets may not be received as a result of the default. The Company's interest rate exchange agreements and interest rate cap and floor agreements have been entered into with nationally recognized commercial and investment banking firms or the FHLB. As such, the Company does not anticipate nonperformance by the counterparties. Financial futures contracts are subject to similar market risks as are interest rate exchange agreements; however, credit risk is substantially mitigated due to the requirement that participants settle changes in the value of their positions daily.

Interest rate exchange agreements are summarized as follows (dollars in thousands):

                                                           DECEMBER 31, 1995
                                 ---------------------------------------------------------------------
                                    NOTIONAL         AVERAGE      AVERAGE      WEIGHTED
                                    PRINCIPAL         RATE         RATE        AVERAGE          FAIR
                                     AMOUNT         RECEIVED       PAID        MATURITY         VALUE
                                     ------         --------       ----        --------         -----
Available for sale:
 Fixed interest paid...........  $   260,000         5.84%        6.27%       4.25 yrs      $   (6,528)
                                     -------                                                    ------

Interest-bearing liabilities:
 Fixed interest paid...........      795,000         5.88         8.99        5.82 yrs        (122,468)
 Variable interest
   rate paid...................      159,000         7.36         5.94        6.05 yrs          13,770
                                     -------                                                  --------
                                     954,000         6.13         8.48                        (108,698)
                                     -------                                                  ---------
   Total.......................  $ 1,214,000         6.06%        8.01%                     $ (115,226)
                                   =========         ====         ====                        =========

                                                           DECEMBER 31, 1994
                                   --------------------------------------------------------------------
                                    NOTIONAL         AVERAGE     AVERAGE        WEIGHTED
                                    PRINCIPAL         RATE        RATE         AVERAGE           FAIR
                                     AMOUNT         RECEIVED      PAID         MATURITY         VALUE
                                     ------         --------      ----         --------         -----
Available for sale:
 Fixed interest rate paid        $   275,000         5.61%        4.81%        9   mos      $    3,476
                                     -------                                                     -----

Interest-bearing liabilities:
 Fixed interest rate paid......    1,140,000         6.09         8.12         5.10 yrs        (11,921)
 Variable interest
   rate paid...................      159,000         7.36         5.57         7.05 yrs         (6,566)
                                   ---------                                                   -------
                                   1,299,000         6.25         7.81                         (18,487)
                                   ---------                                                   -------
  Total........................  $ 1,574,000         6.13%        7.28%                     $  (15,011)
                                   =========         ====         ====                         =======

Typically, the Company pays a fixed rate of interest for a fixed period of time and receives a variable rate of interest indexed to the three month London Interbank Offered Rate (LIBOR). Changes in the variable rates in the Company's interest rate exchange agreements are designed to offset changes in the Company's yield received on securities available for sale and the cost of short-term deposits and other borrowings.

Interest rate cap, floor and collar agreements are summarized as follows (dollars in thousands):

                                    NOTIONAL     AVERAGE   CURRENT     WEIGHTED
OUTSTANDING                         PRINCIPAL      CAP      INDEX      AVERAGE      CARRYING      FAIR
DECEMBER 31,                         AMOUNT       RATE       RATE      MATURITY      VALUE        VALUE
------------                        ---------    -------   -------     --------     --------     -------
CAPS:
1995 Available for sale          $  2,152,500     8.15%      5.85%     3.40 yrs    $ 23,997     $  8,738
      Interest-bearing
         liabilities.........         400,000     9.63       5.88      8.93 yrs      12,876        6,135
                                      -------                                        ------       ------
        Total ...............     $ 2,552,500     8.38%      5.85%     4.26 yrs    $ 36,873     $ 14,873
                                    =========     ====       ====                    ======       ======

1994 Available for sale          $  2,152,500     8.15%      5.93%     4.40 yrs    $ 31,426     $ 57,897
      Interest-bearing
         liabilities.........         400,000     9.63       6.19      9.93 yrs      14,320       13,278
                                      -------                                        ------       ------
        Total................     $ 2,552,500     8.38%      5.97%     5.26 yrs    $ 45,746     $ 71,175
                                    =========     ====       ====                    ======       ======

                                    NOTIONAL     AVERAGE    CURRENT    WEIGHTED
                                    PRINCIPAL     FLOOR      INDEX     AVERAGE     CARRYING       FAIR
                                     AMOUNT       RATE       RATE      MATURITY      VALUE        VALUE
                                   ---------    --------    -------    --------     --------    --------
FLOORS:
1995 Available for sale           $   615,000     5.12%      4.76%     5.06 yrs    $  4,271     $ 10,746
 Interest-bearing
    liabilities..............         955,000     5.32       5.01      6.27 yrs      25,035       31,116
                                      -------                                       -------      -------
   Total.....................     $ 1,570,000     5.24%      4.91%     5.80 yrs    $ 29,306     $ 41,862
                                   ==========     ====       ====                   =======      =======

1994 Available for sale......     $   615,000     5.12%      4.67%     6.06 yrs    $  5,191     $  1,582
     Interest-bearing
        liabilities..........         955,000     5.32       5.02      7.27 yrs      28,788        5,584
                                      -------                                       -------      -------
       Total.................     $ 1,570,000     5.24%      4.88%     6.80 yrs    $ 33,979     $  7,166
                                   ==========     ====       ====                   =======      =======

                                     NOTIONAL     AVERAGE    CURRENT   WEIGHTED
                                    PRINCIPAL    FLOOR/CAP    INDEX     AVERAGE    CARRYING       FAIR
                                     AMOUNT        RATE       RATE     MATURITY      VALUE        VALUE
                                    ---------    --------    -------   ---------   --------      -------
COLLAR:
1995 Interest-bearing
        liabilities..........      $   25,000      5.25%/    5.88%     2.84 yrs      $  138        $  51
                                                  10.25%
1994 Interest-bearing
        liabilities..........      $   25,000      5.25%/    6.06%     3.84 yrs      $  210        $  51
                                                  10.25%

Changes in the notional amounts of interest rate exchange, cap, floor and collar agreements were as follows (in thousands):

                                            INTEREST              INTEREST             INTEREST           INTEREST
                                         RATE EXCHANGE            RATE CAP            RATE FLOOR         RATE COLLAR
                                           AGREEMENTS            AGREEMENTS           AGREEMENTS         AGREEMENTS
                                         --------------          -----------         ------------        -----------
Notional balance at December 31, 1993      $ 1,605,250           $ 1,846,500         $ 1,670,000            $ 25,000

Purchases                                           --               706,000                  --                  --
Terminations and maturities                    (31,250)                   --            (100,000)                 --
                                            ----------            ----------          ----------             -------

Notional balance at December 31, 1994        1,574,000             2,552,500           1,570,000              25,000

Maturities                                    (360,000)                   --                  --                  --
                                            ----------            ----------          ----------             -------
Notional balance at December 31, 1995      $ 1,214,000           $ 2,552,500         $ 1,570,000            $ 25,000
                                            ==========            ==========          ==========             =======

At December 31, 1995, unamortized fees related to the purchase of interest rate cap, floor, and collar agreements totaled $62.0 million. The annual amortization of the unamortized fees is summarized as follows (in thousands):

                                                                                  INTEREST-
                                                             AVAILABLE             BEARING
                                                             FOR SALE            LIABILITIES            TOTAL
                                                            ----------           -----------           --------
    1996.................................................    $  7,421             $  5,269            $ 12,690
    1997.................................................       5,441                5,263              10,704
    1998.................................................       3,335                5,020               8,355
    1999.................................................       2,178                4,502               6,680
    2000.................................................       1,552                4,502               6,054
    2001 through 2005....................................       4,047               13,493              17,540
                                                               ------               ------              ------

                                                             $ 23,974             $ 38,049            $ 62,023
                                                               ======               ======              ======

The Company has terminated interest rate exchange and floor agreements which have resulted in deferred gains and losses. At December 31, 1995, net deferred losses totaled approximately $15.2 million. The annual amortization of the deferred net losses is summarized as follows (in thousands):

            1996..................................................       $  1,764
            1997..................................................          2,484
            1998..................................................          3,570
            1999..................................................          2,765
            2000..................................................          2,503
            2001 through 2002.....................................          2,084
                                                                           ------
                                                                         $ 15,170
                                                                           ======


The Company also utilizes short positions in financial futures contracts to reduce the interest rate risk of certain mortgage backed securities in the available for sale portfolio. Each short position is a contract representing a commitment to sell a $1.0 million, ninety day maturity Eurodollar deposit. Futures contract price changes settle on a daily basis whereby the Company either makes or receives a cash payment.

Futures contracts utilized to reduce the interest rate risk of certain mortgage backed securities in the available for sale portfolio are summarized as follows:

                                                                 Contracts
                                           --------------------------------------------------
                                                                    Face          Recognized
                                               Number              Amount         Gain (Loss)
                                               ------              ------         ----------
                                                                 (dollars in millions)
December 31, 1995                               4,115             $ 4,115          $(71.0)
December 31, 1994                              11,072             $11,072          $ 39.5



During August 1996, the Staff of the Securities and Exchange Commission (Staff) performed a regular review of the Company's 1995 Form 10-K in conjunction with Registration Statements on Form S-4 filed by the Company related to three pending acquisitions.

As a result of this review, the Staff questioned the Company's original accounting treatment surrounding the deferral and recognition of gains and losses on financial futures contracts used to reduce the interest rate risk of certain mortgage backed securities in the Company's available for sale portfolio. The Company originally recognized a $34.8 million charge to fourth quarter 1995 earnings regarding the cessation of deferral accounting.

At issue was the Staff's contention that the financial futures contracts did not meet the "high correlation" criteria of Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts", thus not qualifying for deferral accounting from the inception of the hedge in March 1994 and requiring the recognition of subsequent gains and losses in income. The Company originally ceased deferral accounting when management concluded that high correlation measured using the "cumulative dollar approach" was unlikely to be achieved on a consistent basis.

Accordingly, at the Staff's request, the Company has restated its 1994 and 1995 consolidated financial statements to reflect the cessation of deferral accounting, from the inception of the hedge, with respect to the aforementioned financial futures contracts. The restatement had the effect of increasing previously reported 1994 net income and decreasing previously reported 1995 net income by $18.0 million (on a fully-diluted per share basis, an increase of $0.48 for 1994 and a decrease of $0.43 for 1995). This restatement is one of the timing of recognition of gains and losses in the Statement of Operations and has no impact on total stockholders' equity at any date since both the financial futures contracts and the related mortgage-backed securities have been previously marked to market through stockholders' equity at each reporting period.

Subsequent to December 31, 1995, the Company terminated all of its financial futures positions and maintained its interest rate risk management position by principally redesignating existing interest rate exchange agreements to the available for sale portfolio. Such interest rate exchange agreements were utilized prior to the redesignation to manage the interest rate risk of interest-bearing deposits and other short-term borrowings.

(16)  NET GAIN (LOSS) FROM FINANCIAL INSTRUMENTS

Net gain (loss) from financial instruments is summarized as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------------
                                                                             1995            1994                1993
                                                                             ----            ----                ----
                                                                                        (in thousands)
Mortgage-backed securities held to maturity.......................      $       --        $    (231)         $    (663)
Investment securities held to maturity............................              --              209                 --
Mortgage-backed securities held for trading.......................              --           (4,545)             2,668
Mark to market of financial futures contracts.....................         (71,022)          39,508                 --
Mortgage-backed securities available for sale.....................          23,885          (28,208)            14,659
Investment securities available for sale..........................              --             (115)                60
Cancellation cost of interest rate exchange agreements............              --           (8,910)            (4,496)
Options expense...................................................         (11,079)          (8,368)            (1,582)
                                                                           -------          -------             ------
                                                                        $  (58,216)        $(10,660)          $ 10,646
                                                                           =======          =======             ======

(17)  INCOME TAXES

If certain conditions are met, savings and loan associations and savings banks are allowed special bad debt deductions in determining taxable income based on either specified experience formulas or on a percentage of taxable income before such deduction. Bad debt deductions in excess of actual losses are tax-preference items, and are subject to a minimum tax. The Company used the percentage of taxable income method for 1995, 1994, and 1993 in determining the bad debt deduction for tax purposes.

Income tax expense (benefit) before extraordinary item and the cumulative effect of change in accounting principle is summarized as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------
                                                                     1995                 1994                 1993
                                                                   --------             ---------            --------
                                                                                     (in thousands)
Current:
 Federal....................................................       $   (437)            $ 38,520             $ 11,186
                                                                                                                1,743
 State......................................................            (21)               2,699
Deferred:                                                                                                      12,994
 Federal....................................................         10,309              (14,805)               1,211
 State......................................................            407               (1,030)
                                                                    -------             --------              -------
                                                                   $ 10,258             $ 25,384             $ 27,134
                                                                    =======              =======              =======

The reasons for the difference between the expected income taxes, computed at the statutory rate of 35% and the actual income taxes are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------------
                                                                     1995                 1994                 1993
                                                                   --------              ------               ------
                                                                                     (in thousands)
    Computed "expected" income tax..........................       $ 13,075             $ 26,236             $ 28,141
    State income taxes, net of federal tax benefit..........            278                1,085                1,920
    Resolution of federal tax issues........................         (2,188)              (3,110)              (1,709)
    Nondeductible acquisition costs.........................            101                2,469                   --
    Other, net..............................................         (1,008)              (1,296)              (1,218)
                                                                     ------               ------               ------
                                                                   $ 10,258             $ 25,384             $ 27,134
                                                                     ======               ======               ======

The components of the deferred tax assets and deferred tax liabilities are summarized as follows:

                                                                DECEMBER 31,
                                                         ------------------------
                                                          1995              1994
                                                         ------            ------
                                                              (in thousands)
Deferred tax assets:
   Unrealized losses on securities..............       $ 12,506          $ 18,270
   Litigation settlement........................          1,604             2,365
   Purchased mortgage service rights............          3,704             2,241
   Provision for losses on loans................          7,412             9,456
   Other........................................          4,278             6,325
                                                         ------            ------
    Total deferred tax assets...................         29,504            38,657
                                                         ------            ------
Deferred tax liabilities:
   FHLB stock dividends.........................          8,203             7,210
   Purchase accounting adjustments..............          2,294                --
   Bad debt reserves in excess of base year.....          4,792             3,755
   Deferred income..............................          7,275             8,876
   Other........................................          2,346             3,506
                                                         ------            ------
    Total deferred tax liabilities..............         24,910            23,347
                                                         ------            ------
      Net deferred tax asset....................       $  4,594          $ 15,310
                                                         ======            ======


Retained earnings at December 31, 1995 included earnings of approximately $93.0 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for Federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to Federal income taxes at the then prevailing corporate rate.

(18) STOCKHOLDERS' EQUITY

Preferred Stock

On March 2, 1993, the Company completed the public offering of 920,000 shares of 6.5% non-cumulative perpetual convertible preferred stock with a liquidation preference of $50 per share. The net proceeds from the issuance totaled $44.2 million. Each share of preferred stock is convertible, at the option of the holder, into shares of the Company's common stock, par value $.01 per share at a conversion price of $40 per share of common stock, subject to adjustment in certain events. The preferred stock is redeemable, at the option of the Company, in whole at any time or in part, from time to time, on or after May 16, 1997 at $50 per share, plus accrued and unpaid dividends.

On August 17, 1993, the Company issued 80,000 additional shares of 6.5% non-cumulative perpetual convertible preferred stock. These newly issued shares were exchanged for 119,025 shares of common stock of the Company. The market value of the preferred stock issued was equal to that of the common stock being exchanged.

On June 30, 1994, the Company completed the offering of 319,000 shares of 6.5% non-cumulative perpetual convertible preferred stock. The net proceeds from the issuance totaled $21.3 million. The net proceeds from the offering, together with other cash on hand, were used for the early retirement of 13.0% subordinated debentures issued by the Company under the name Farm & Home.

Stock Repurchase Program

On December 15, 1994, the Board of Directors of Roosevelt Financial Group, Inc. authorized the Company to acquire up to 1,750,000 shares of its own common stock, subject to market conditions, prior to December 31, 1997. The stock repurchased is to be held in treasury in order to fund, from time to time, the Company's benefit programs. Shares of stock repurchased may also be retired, from time to time, if not needed for other corporate purposes. Through December 31, 1995, 224,500 shares of common stock of the Company have been repurchased pursuant to the stock repurchase program at a weighted average price of $15.93.

Common Stock Split

On March 29, 1994, the Company declared a three-for-one common stock split in the form of a 200% common stock dividend payable on May 18, 1994 to stockholders of record on May 2, 1994. Under the terms of the stock split, stockholders received a dividend of two shares for every one share held on the record date. Common shares outstanding for the periods presented, average shares utilized in computing earnings per share and all stock option information has been adjusted to reflect the split.

(19) REGULATORY CAPITAL REQUIREMENTS

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that an institution meet three specific capital requirements: a leverage ratio of core capital to total adjusted assets, a tangible capital ratio expressed as a percent of total tangible assets and a risk-based capital standard expressed as a percent of risk-adjusted assets. As of December 31, 1995, the Bank exceeded all regulatory capital standards, as follows (dollars in millions):

                                                         ACTUAL                    REQUIREMENT             EXCESS CAPITAL
                                                --------------------------------------------------    ----------------------
                                                 AMOUNT         PERCENT       AMOUNT       PERCENT     AMOUNT        PERCENT
                                                -------         -------      -------       -------    -------        -------
Tangible Capital.........................       $ 474.7            5.26%     $ 135.5          1.50%   $ 339.2           3.76%
Core Capital.............................         477.1            5.28        271.0          3.00      206.1           2.28
Risk-based Capital.......................         495.7           14.60        271.6          8.00      224.1           6.60

A reconciliation at December 31, 1995 of stockholders equity and regulatory risk-based capital follows (in thousands):

Stockholders' equity of the Bank.........                                $  515,355
Unrealized gains on available for sale
  securities.............................                                   (10,986)
General valuation allowances.............                                    18,622
Assets required to be deducted - intangible assets and
  nonincludable subsidiaries.............                                   (29,638)
Qualifying intangible assets.............                                     2,369
                                                                            -------

Regulatory risk-based capital of the Bank                                $  495,722
                                                                            =======

The Office of Thrift Supervision (OTS) has adopted a rule incorporating an interest rate risk component into its risk-based capital requirements which utilizes a methodology to measure the interest rate risk exposure of institutions. This exposure is a measure of the potential decline in the net portfolio value of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates. "Net portfolio value" is the present value of the expected net cash flow from the institution's assets, liabilities and off-balance sheet contracts. Under the OTS regulation, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's net portfolio value in an amount not exceeding two percent of the present value of its assets. The amount of the required deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in net portfolio value) and (b) its "normal" level of exposure which is two percent of the present value of its assets. The OTS recently announced that it will delay the effectiveness of the regulation until it adopts the process by which an institution may appeal an interest rate risk capital deduction determination. Utilizing this measurement concept, the Bank's interest rate risk at December 31, 1995 would not be greater than normal as defined by the OTS, thus not requiring any additional risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992.
In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations. The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". To be considered "well capitalized", an institution must generally have a leverage (core) ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At December 31, 1995, the Bank's capital levels would result in a determination of "well capitalized" under the prompt corrective action regulations of FDICIA.

The Bank may not declare or pay a cash dividend on, or repurchase, any of its common stock if the effect thereof would cause the capital of the Bank to be reduced below either the amount required for its liquidation account established at the time of its conversion from mutual to stock form of ownership or the capital requirements imposed by the OTS. As of December 31, 1995, the Bank was in compliance with these requirements.

(20)  STOCK OPTION AND INCENTIVE PLAN

The 1986 Stock Option and Incentive Plan (Plan) was adopted to enable the Company to attract and retain key personnel. The Plan provides for the granting of incentive stock options, nonqualified stock options, restricted stock awards, and stock appreciation rights. The Plan authorizes the issuance of up to 4,500,000 shares of the Company's common stock. In addition, the 1994 Non-Employee Director Stock Option Plan authorizes the issuance of up to 150,000 shares of the Company's common stock.

The Company accounts for stock-based compensation under the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense as the exercise price of the Company's employee stock options equal the market price of the underlying stock on the date of grant. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Upon adoption in 1996, the Company will elect the pro forma disclosure alternative provided in SFAS 123. Thus, such adoption will not have any impact on the Company's financial condition or results of operations.

Information on the Company's stock options are summarized as follows:

                                                      AVERAGE PRICE    PER SHARE OPTION
                                        SHARES          PER SHARE         PRICE RANGE
                                       --------         ---------         -----------
  Outstanding and exercisable
     at December 31, 1992             2,483,380        $  5.61
      Granted                           138,000          13.73
      Exercised                        (249,366)          3.33
      Cancelled                          (7,539)          3.66
                                         ------
  Outstanding and exercisable
    at December 31, 1993              2,364,475          15.77           $3.00-13.75
      Granted                           205,500          13.89
      Exercised                      (1,420,347)          4.63
      Cancelled                              --             --
                                        -------
  Outstanding and exercisable
     at December 31, 1994             1,149,628           7.67           $3.00-15.50
      Assumed in merger                  93,506           4.09
      Granted                           150,000          16.54
      Forfeited                          (9,000)         16.08
      Exercised                        (349,680)          4.53
                                       --------
  Outstanding and exercisable
    at December 31, 1995              1,034,454        $  9.62           $3.00-18.00
                                      =========        =======

(21)  EMPLOYEE BENEFITS PROGRAMS

Substantially all employees are included in a trusted defined benefit pension plan. Benefits contemplated by the plan are funded through payments of the Financial Institutions Retirement Fund, which operates a multi-employer plan and does not report relative plan assets and actuarial liabilities of the individual participating companies. The cost of funding is charged to current operations. There is no unfunded liability for past service. In addition, the Company maintains a retirement plan for outside directors. Pension expense totaled $1,367,000, $359,000, and $205,000 for 1995, 1994, and 1993, respectively.

The Company maintains a thrift savings plan, qualify under Section 401(k) of the Internal Revenue Code, administered by the Financial Institutions Thrift Plan, and covering substantially all employees. Participants may designate up to 15% of their annual compensation as their contribution to the plan. Contributions by employees of up to 6% of their annual compensation are partially or fully matched by the Company based on each employee's number of years of service. Matching contribution by the Company totaled $936,000, $866,000, and $779,000 for 1995, 1994, and 1993, respectively.

The Company also sponsors an Employee Stock Ownership Plan (ESOP) which covers substantially all employees with more than one year of employment who have attained the age of twenty-one. The ESOP provides for a grant of the Company's stock equal to 1% of the annual compensation of each eligible employee up to annual compensation of $75,000. Contributions are made on December 31 of each year of all eligible employees on that date. Dividends on shares held in each employees's account are reinvested. Contributions made to the ESOP by the Company totaled $247,000, $448,000, and $842,000 for 1995, 1994 and 1993,
respectively.

In addition, the Company sponsors an unfunded retiree medical, dental, and death benefits plan covering eligible employees who retired prior to July 1, 1990 and retired directors from Farm & Home. The plan is contributory with retiree contributions adjusted from time to time. The Company accounts for the plan in accordance with Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). The plan's impact on the Company's consolidated financial statements are not material, therefore the disclosures required by SFAS 106 are not presented.

(22) LITIGATION

The Company and its subsidiaries are subject to a number of lawsuits and claims, some of which involve substantial amounts arising out of the conduct of its business. Management, after review and consultation with outside legal counsel, is of the opinion that the ultimate disposition of such litigation and claims will not have a material adverse effect of the Company's consolidated financial statements.



(23)  PARENT COMPANY FINANCIAL INFORMATION

                                                                                        DECEMBER 31,
                                                                             ----------------------------------
                                                                                1995                    1994
                                                                             ----------              ----------
                                                                                         (in thousands)
CONDENSED BALANCE SHEETS
Assets:
  Cash...................................................................... $    2,616              $    2,090
  Investment in subsidiaries................................................    517,080                 465,192
  Investment securities available for sale..................................      2,531                      --
  Other assets..............................................................      4,946                   4,172
                                                                               --------                --------
                                                                             $  527,173              $  471,454
                                                                               ========                ========
Liabilities and Stockholders' Equity:
   Subordinated notes....................................................... $   27,859              $   27,724
   Other liabilities........................................................      2,408                   2,104
   Stockholders' equity.....................................................    496,906                 441,626
                                                                               --------                --------
                                                                             $  527,173              $  471,454
                                                                               ========                ========

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                               1995         1994         1993
                                                                             --------     --------     --------
                                                                                       (in thousands)
CONDENSED STATEMENTS OF OPERATIONS
Interest income............................................................. $     82     $    241     $    431
Interest expense............................................................    2,867        5,276        7,079
                                                                              -------      -------      -------
 Net interest expense.......................................................   (2,785)      (5,035)      (6,648)
Equity in earnings of subsidiaries..........................................   29,368       54,568       50,021
General and administrative expenses.........................................     (683)      (7,469)      (1,543)
                                                                              -------      -------      -------
 Income before income taxes and extraordinary item..........................   25,900       42,064       41,830
Income tax (benefit)........................................................   (1,198)      (2,280)      (3,042)
                                                                              -------      -------      -------
 Income before extraordinary item...........................................   27,098       44,344       44,872
Extraordinary item, net of income tax effect................................       --       (2,617)          --
                                                                              -------      -------      -------
 Net income................................................................. $ 27,098     $ 41,727     $ 44,872
                                                                              =======      =======      =======

                                                                   YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1995         1994         1993
                                                            ---------    ---------    ---------
                                                                       (in thousands)
CONDENSED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
  Net income..............................................  $  27,098    $  41,727    $  44,872
  Equity in earnings of subsidiaries......................    (29,368)     (54,568)     (50,021)
  Extraordinary loss on early extinguishment of debt......         --        3,965           --
  Other, net..............................................      1,317          270       (9,456)
                                                             --------     --------     --------
     Net cash used in operating activities................       (953)      (8,606)     (14,605)
                                                             --------     --------     --------
Cash flows from investing activities:
  Dividends received......................................     52,050       45,650        7,500
   Additional investment in subsidiary....................    (21,463)     (19,036)     (44,613)
                                                             --------     --------     --------
     Net cash provided by (used in) investing activities..     30,587       26,614      (37,113)
                                                             --------     --------     --------
Cash flows from financing activities:
  Redemption of subordinated notes........................         --      (31,022)          --
  Cash dividends paid.....................................    (26,789)     (18,056)     (11,501)
  Proceeds from issuance of preferred stock...............         --       21,273       44,185
  Costs from exchange of stock............................         --           --          (28)
  Purchase of treasury stock..............................     (3,426)        (150)          --
  Exercise of stock options...............................      1,107        6,459          748
                                                             --------     --------     --------
     Net cash (used in) provided by financing activities..    (29,108)     (21,496)      33,404
                                                             --------     --------     --------
     Net increase (decrease) in cash......................        526       (3,488)     (18,314)

Cash at beginning of year...............................        2,090        5,578       23,892
                                                             --------     --------     --------
Cash at end of year.....................................    $   2,616    $   2,090    $   5,578
                                                             ========     ========     ========

                        ROOSEVELT FINANCIAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                        JUNE 30,   DECEMBER 31,
                                                          1996         1995
                                                       ----------  ------------
                                                             (UNAUDITED)
ASSETS:
Cash and cash equivalents............................. $   64,253  $    15,433
Securities available for sale:
  Investment securities...............................    159,783      159,857
  Mortgage-backed securities..........................  1,193,977    1,446,604
Securities held to maturity:
  Investment securities...............................    113,570      119,186
  Mortgage-backed securities..........................  3,420,771    3,430,954
Loans.................................................  4,016,699    3,577,892
Real estate owned.....................................     14,920       15,433
Office properties and equipment, net..................     51,732       52,466
Other assets..........................................    292,067      195,236
                                                       ----------  -----------
                                                       $9,327,772  $ 9,013,061
                                                       ==========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits.............................................. $4,995,371  $ 4,907,497
Securities sold under agreements to repurchase........    994,852    1,082,814
Advances from Federal Home Loan Bank..................  2,610,738    2,377,138
Other borrowings......................................     47,593       47,523
Other liabilities.....................................    162,901      101,183
                                                       ----------  -----------
    Total Liabilities.................................  8,811,455    8,516,155
                                                       ----------  -----------
STOCKHOLDERS' EQUITY:
  Preferred stock -- $.01 par value; $50 preference
   value; 6.5% noncumulative perpetual convertible;
   aggregate preference value of $65,050; 3,000,000
   shares authorized and 1,301,000 issued and
   outstanding........................................         13           13
  Common stock -- $.01 par value; 90,000,000 shares
   authorized; 42,145,561 and 41,991,701 shares issued
   and outstanding at June 30, 1996 and December 31,
   1995, respectively.................................        421          420
  Paid-in capital.....................................    264,216      262,381
  Retained earnings -- subject to certain
   restrictions.......................................    249,730      223,606
  Unrealized gain on securities available for sale,
   net of taxes.......................................      3,389       12,019
  Unamortized restricted stock awards.................     (1,452)      (1,533)
                                                       ----------  -----------
    Total Stockholders' Equity........................    516,317      496,906
                                                       ----------  -----------
                                                       $9,327,772  $ 9,013,061
                                                       ==========  ===========

          See accompanying notes to consolidated financial statements

                        ROOSEVELT FINANCIAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                        THREE MONTHS ENDED   SIX MONTHS ENDED
                                             JUNE 30,            JUNE 30,
                                        -------------------  -----------------
                                          1996      1995       1996     1995
                                        --------- ---------  -------- --------
                                                     (UNAUDITED)
Interest income:
  Loans................................ $  73,297 $  61,822  $145,307 $120,762
  Securities available for sale........    25,597    34,931    54,945   72,155
  Securities held to maturity..........    63,048    65,569   127,525  125,583
  Other................................       338       254       646      512
                                        --------- ---------  -------- --------
    Total interest income..............   162,280   162,576   328,423  319,012
                                        --------- ---------  -------- --------
Interest expense:
  Deposits.............................    60,955    58,240   122,119  112,631
  Other borrowings.....................    52,514    56,304   105,860  109,596
  Interest rate exchange agreements,
   net.................................     5,515     2,349    10,774    2,789
                                        --------- ---------  -------- --------
    Total interest expense.............   118,984   116,893   238,753  225,016
                                        --------- ---------  -------- --------
    Net interest income................    43,296    45,683    89,670   93,996
Provision for losses on loans..........       300       300       600      600
                                        --------- ---------  -------- --------
    Net interest income after provision
     for losses on loans...............    42,996    45,383    89,070   93,396
                                        --------- ---------  -------- --------
Noninterest income (loss):
  Retail banking fees..................     3,455     2,696     6,587    5,228
  Insurance and brokerage sales commis-
   sions...............................     2,020     2,105     3,718    4,116
  Loan servicing fees, net.............     2,714     2,102     4,733    4,144
  Net gain (loss) from financial in-
   struments...........................       521   (22,935)      862  (55,739)
  Unrealized losses on impairment of
   mortgage-backed
   securities held to maturity.........       --        --        --   (27,063)
  Other................................     1,566       540     2,894    1,538
                                        --------- ---------  -------- --------
    Total noninterest income (loss)....    10,276   (15,492)   18,794  (67,776)
                                        --------- ---------  -------- --------
Noninterest expense:
  Compensation and employee benefits...    10,637     8,578    20,519   17,211
  Occupancy............................     4,469     4,376     8,391    8,657
  Federal insurance premiums...........     2,267     3,212     4,606    6,423
  Other................................     6,055     5,574    11,630   10,942
                                        --------- ---------  -------- --------
    Total noninterest expense..........    23,428    21,740    45,146   43,233
                                        --------- ---------  -------- --------
    Income (loss) before income tax ex-
     pense.............................    29,844     8,151    62,718  (17,613)
Income tax expense.....................    10,116     2,291    21,425   (7,298)
                                        --------- ---------  -------- --------
    Net income (loss).................. $  19,728 $   5,860  $ 41,293 $(10,315)
                                        ========= =========  ======== ========
    Net income (loss) attributable to
     common stock...................... $  18,671 $   4,803  $ 39,179 $(12,444)
                                        ========= =========  ======== ========
Earnings per share:
  (loss) Primary....................... $    0.44 $    0.12  $   0.92 $  (0.31)
                                        ========= =========  ======== ========
  Fully-diluted........................ $    0.42 $    0.12  $   0.88 $  (0.31)
                                        ========= =========  ======== ========
Dividends Paid......................... $   0.155 $    0.14  $   0.31 $   0.28
                                        ========= =========  ======== ========

          See accompanying notes to consolidated financial statements

                ROOSEVELT FINANCIAL GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                           PREFERRED STOCK       COMMON STOCK
                          ------------------  --------------------   PAID-IN   RETAINED
                           SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL   EARNINGS
                          ---------  -------  ----------  --------  ---------  --------
                                                (UNAUDITED)
Balance, December 31,
 1994...................  1,319,000  $    13  40,173,527  $    402  $ 255,655  $209,379
Net income..............        --       --          --        --         --     27,098
Purchase of common stock
 for treasury...........        --       --          --        --         --        --
Issuance of common stock
 through stock options
 and employee stock
 plans..................        --       --      243,763         3      1,531    (1,572)
Issuance of common stock
 in the acquisition of
 Kirksville Bancshares,
 Inc....................        --       --    1,521,435        15      5,426    15,475
Exchange of preferred
 stock for common
 stock..................    (18,000)     --       52,976       --        (231)      --
Amortization of re-
 stricted stock awards..        --       --          --        --         --        --
Cash dividends declared:
 Common stock...........        --       --          --        --         --    (22,531)
 Preferred stock........        --       --          --        --         --     (4,243)
Unrealized gains on se-
 curities available for
 sale, net..............        --       --          --        --         --        --
                          ---------  -------  ----------  --------  ---------  --------
Balance, December 31,
 1995...................  1,301,000       13  41,991,701       420    262,381   223,606
Net income..............        --       --          --        --         --     41,293
Issuance of common stock
 through stock options
 and employee stock
 plans..................        --       --      153,860         1      1,835       --
Amortization of re-
 stricted stock awards..        --       --          --        --         --        --
Cash dividends declared:
 Common stock...........        --       --          --        --         --    (13,055)
 Preferred stock........        --       --          --        --         --     (2,114)
Unrealized losses on se-
 curities available for
 sale, net..............        --       --          --        --         --        --
                          ---------  -------  ----------  --------  ---------  --------
Balance, June 30, 1996..  1,301,000       13  42,145,561       421    264,216  $249,730
                          =========  =======  ==========  ========  =========  ========
Balance, December 31,
 1994...................    (10,000)    (150)    (23,673)       --    441,626
Net income..............        --       --          --        --      27,098
Purchase of common stock
 for treasury...........   (214,500)  (3,426)        --        --      (3,426)
Issuance of common stock
 through stock options
 and employee stock
 plans..................    209,976    3,345         --     (1,621)     1,686
Issuance of common stock
 in the acquisition of
 Kirksville Bancshares,
 Inc....................        --       --          --        --      20,916
Exchange of preferred
 stock for common
 stock..................     14,524      231         --        --         --
Amortization of re-
 stricted stock awards..        --       --          --         88         88
Cash dividends declared:
 Common stock...........        --       --          --        --     (22,531)
 Preferred stock........        --       --          --        --      (4,243)
Unrealized gains on se-
 curities available for
 sale, net..............        --       --       35,692       --      35,692
                          ---------  -------  ----------  --------  ---------
Balance, December 31,
 1995...................        --       --       12,019    (1,533)   496,906
Net income..............        --       --          --        --      41,293
Issuance of common stock
 through stock options
 and employee stock
 plans..................        --       --          --        --       1,836
Amortization of re-
 stricted stock awards..        --       --          --         81         81
Cash dividends declared:
 Common stock...........        --       --          --        --     (13,055)
 Preferred stock........        --       --          --        --      (2,114)
Unrealized losses on se-
 curities available for
 sale, net..............        --       --       (8,630)      --      (8,630)
                          ---------  -------  ----------  --------  ---------
Balance, June 30, 1996..        --   $   --        3,389  $ (1,452) $ 516,317
                          =========  =======  ==========  ========  =========

          See accompanying notes to consolidated financial statements

                        ROOSEVELT FINANCIAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                                                         ----------------------
                                                            1996        1995
                                                         ----------  ----------
                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................  $   41,293  $  (10,315)
Adjustments to reconcile net income to net cash pro-
 vided by operating activities:
 Depreciation and amortization.........................       2,201       2,069
 Amortization of discounts and premiums, net...........      15,921       1,815
 Increase in accrued interest receivable...............      (3,281)     (5,299)
 Decrease in accrued interest payable..................      (7,422)       (201)
 Provision for losses on loans.........................         600         600
 Unrealized losses on impairment of mortgage-backed se-
  curities held to maturity............................         --       27,063
 Other, net............................................      (3,632)    (29,459)
                                                         ----------  ----------
 Net cash provided by operating activities.............      45,680     (13,727)
                                                         ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Principal payments and maturities of securities avail-
  able for sale........................................     106,606      49,163
 Principal payments and maturities of securities held
  to maturity..........................................     581,993     315,337
 Principal payments on loans...........................     485,980     227,485
 Proceeds from sales of securities available for sale..     561,202     738,622
 Purchase of securities available for sale.............    (432,202)   (688,704)
 Purchase of securities held to maturity...............    (573,971)   (746,243)
 Purchase of loans.....................................    (273,006)   (171,623)
 Originations of loans.................................    (661,037)   (198,877)
 Net proceeds from sales of real estate................       5,231       4,917
 Purchase of mortgage servicing rights.................     (36,069)        --
 Purchase of office properties and equipment...........      (1,521)       (999)
                                                         ----------  ----------
 Net cash used in investing activities.................    (236,794)   (470,922)
                                                         ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from FHLB advances...........................   9,622,500   8,718,000
 Principal payments on FHLB advances...................  (9,389,000) (8,263,000)
 Proceeds received from termination of interest rate
  exchange agreements..................................      14,185         --
 Fees paid for interest rate cap agreements............     (49,290)        --
 Excess of deposit receipts over withdrawals (withdraw-
  als over receipts)...................................      87,634    (113,726)
 (Decrease) increase in securities sold under agree-
  ments to repurchase, net.............................     (87,962)    147,243
 Proceeds from exercise of stock options...............       1,070         427
 Purchase of treasury stock............................         --       (2,653)
 Cash dividends paid...................................     (15,169)    (13,389)
 Net increase in advances from borrowers for taxes and
  insurance............................................      55,966      40,755
 Net cash provided by financing activities.............     239,934     513,657
                                                         ----------  ----------
Net increase in cash and cash equivalents..............      48,820      29,008
Cash and cash equivalents at beginning of period.......      15,433      22,106
                                                         ----------  ----------
Cash and cash equivalents at end of period.............  $   64,253  $   51,114
                                                         ==========  ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Payments during the period for:
 Interest..............................................  $  246,175  $  225,217
 Income taxes..........................................      17,678      23,850
Noncash investing and financing activities:
 Desecuritization resulting in transfer of mortgage-
  backed securities held to maturity to loans receiv-
  able held to maturity and real estate owned..........         --       33,603
 Redesignation of interest rate exchange and cap agree-
  ments to securities available for sale...............       3,235         --

          See accompanying notes to consolidated financial statements

                        ROOSEVELT FINANCIAL GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of Roosevelt Financial Group, Inc. (the Company), its wholly-owned subsidiaries, Roosevelt Bank (the Bank) and F & H Realty (Realty) and the Bank's wholly-owned subsidiaries as of June 30, 1996 and December 31, 1995 and for the three month and six month periods ended June 30, 1996 and 1995.

  In the opinion of management, the preceding unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals and the other than temporary impairment write-down of certain private issuer mortgage-backed securities discussed further in Note 7 and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations") necessary for a fair presentation of the financial condition of the Company as of June 30, 1996 and December 31, 1995 and the results of its operations for the three month and six month periods ended June 30, 1996 and 1995.

  The preceding unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. The following material under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is written with the presumption that the users of the interim financial statements have read, or have access to, the Company's latest audited consolidated financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1995 and for the three year period then ended. Therefore, only material changes in financial condition and results of operations are discussed in the remainder of Part I.

  When necessary, reclassifications have been made to prior period balances to conform to the current period presentation.

  During August 1996, the Staff of the Securities and Exchange Commission (Staff) performed a regular review of the Company's 1995 Form 10-K in conjunction with Registration Statements on Form S-4 filed by the Company related to three pending acquisitions.

  As a result of this review, the Staff questioned the Company's original accounting treatment surrounding the deferral and recognition of gains and losses on financial futures contracts used to reduce the interest rate risk of certain mortgage backed securities in the Company's available for sale portfolio. The Company originally recognized a $34.8 million charge to fourth quarter 1995 earnings regarding the cessation of deferral accounting.

  At issue was the Staff's contention that the financial futures contracts did not meet the "high correlation" criteria of Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts", thus not qualifying for deferral accounting from the inception of the hedge in March 1994 and requiring the recognition of subsequent gains and losses in income. The Company originally ceased deferral accounting when management concluded that high correlation measured using the "cumulative dollar approach" was unlikely to be achieved on a consistent basis.

  Accordingly, at the Staff's request, the Company has restated its 1995 consolidated financial statements to reflect the cessation of deferral accounting, from the inception of the hedge, with respect to the aforementioned financial futures contracts. The restatement had the effect of decreasing previously reported net income for the three and six month periods ended June 30, 1995 by $15.2 million and $37.1 million, respectively. This restatement is one of the timing of recognition of gains and losses in the Statement of Operations and had no impact on total stockholders' equity since both the financial futures contracts and the related mortgage-backed securities had been previously marked to market through stockholders' equity.

                        ROOSEVELT FINANCIAL GROUP, INC.

  Subsequent to December 31, 1995, the Company terminated all of its financial futures positions and maintained its interest rate risk management position by principally redesignating existing interest rate exchange agreements to the available for sale portfolio. Such interest rate exchange agreements were utilized prior to the redesignation to manage the interest rate risk of interest-bearing deposits and other short-term borrowings.

NOTE 2--ACQUISITIONS

  On April 16, 1996, the Company announced the execution of a definitive agreement to acquire Community Charter Corporation (CCC), a commercial bank holding company, in a stock-for-stock transaction. CCC is the parent company of Missouri State Bank and Trust Company (MSB), which serves the St. Louis metropolitan area. The Company does not plan to merge MSB into its existing wholly-owned subsidiary, Roosevelt Bank. Instead, the Company will own MSB as a separate legal entity, which will continue to be regulated by the Missouri Division of Finance. In the transaction each holder of the common stock of CCC will receive 1.6 shares of the Company common stock for each share of CCC. The transaction is subject to the approval of the stockholders of CCC and federal banking regulators. It is currently anticipated that the transaction will be accounted for under the pooling of interests method of accounting. CCC's consolidated total assets were $62 million at March 31, 1996.

  On April 9, 1996, the Company announced the execution of a definitive agreement with Mutual Bancompany, Inc. (Mutual), the holding company for Mutual Savings Bank. The transaction will result in the merger of Mutual Savings Bank with Roosevelt Bank. At March 31, 1996, Mutual had total assets of approximately $53 million. In the transaction, each holder of the common stock of Mutual will receive $23 in value of common stock of the Company based on the market price of such stock prior to closing. The transaction is subject to the approval of the stockholders of Mutual and federal banking regulators. The transaction is structured to qualify as a tax-free reorganization; however, it has not been determined whether the transaction will be accounted for under the pooling of interests method or the purchase method of accounting.

  On March 22, 1996, the Company announced the execution of a definitive agreement with Sentinel Financial Corporation (Sentinel), the holding company for Sentinel Federal Savings and Loan Association. The transaction will result in the merger of Sentinel Federal Savings and Loan Association into Roosevelt Bank. At March 31, 1996, Sentinel had total assets of approximately $149 million. In the transaction each holder of the common stock of Sentinel will receive 1.4231 shares of common stock of the Company (subject to adjustment) for each share of Sentinel. The transaction is subject to the approval of the stockholders of Sentinel and federal banking regulators. The transaction is structured to qualify as a tax-free reorganization; however, it has not been determined whether the transaction will be accounted for under the pooling of interests method or purchase method of accounting.

  In order to apply pooling of interests accounting to any of the above described transactions, the Company would be required to rescind its existing stock repurchase plan described in Note 6 prior to consummation of the respective transactions.

                        ROOSEVELT FINANCIAL GROUP, INC.

NOTE 3--SECURITIES AVAILABLE FOR SALE

  The amortized cost and market value of securities available for sale at June 30, 1996 are summarized as follows:

                                                 GROSS      GROSS
                                   AMORTIZED   UNREALIZED UNREALIZED   MARKET
                                      COST       GAINS      LOSSES     VALUE
                                   ----------  ---------- ---------- ----------
                                                 (IN THOUSANDS)
Investment Securities:
  U.S. Government and agency
   obligations.................... $    1,204   $   273    $     --  $    1,477
  Corporate securities............     12,979     1,201         (12)     14,168
                                   ----------   -------    --------  ----------
                                       14,183     1,474         (12)     15,645
  FHLB stock......................    144,138       --          --      144,138
                                   ----------   -------    --------  ----------
                                      158,321     1,474         (12)    159,783
                                   ----------   -------    --------  ----------
Mortgage-backed Securities:
  Mortgage-backed certificates:
    GNMA..........................    667,178     6,300      (2,167)    671,311
    FNMA..........................    212,438       540      (4,117)    208,861
    FHLMC.........................    234,671       738      (4,440)    230,969
  Other...........................     53,051     2,084      (1,526)     53,609
  Derivative financial
   instruments:
    Interest rate exchange
     agreements...................    (13,393)   16,201        (149)      2,659
    Interest rate cap agreements..     31,643     1,595      (9,325)     23,913
    Interest rate floor
     agreements...................      3,811       180      (1,336)      2,655
                                   ----------   -------    --------  ----------
                                    1,189,399    27,638     (23,060)  1,193,977
                                   ----------   -------    --------  ----------
                                   $1,347,720   $29,112    $(23,072) $1,353,760
                                   ==========   =======    ========  ==========

  Gross realized gains and gross realized losses on sales of securities available for sale are summarized as follows:

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
   Gross realized gains....................................... $11,005  $12,573
   Gross realized losses......................................  (3,573)  (1,028)
                                                               -------  -------
                                                               $ 7,432  $11,545
                                                               =======  =======

                        ROOSEVELT FINANCIAL GROUP, INC.

NOTE 4--SECURITIES HELD TO MATURITY

  The amortized cost and market value of securities held to maturity at June 30, 1996 are summarized as follows:

                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                       COST      GAINS      LOSSES     VALUE
                                    ---------- ---------- ---------- ----------
                                                  (IN THOUSANDS)
Investment Securities:
  U.S. Government and agency
   obligations..................... $  109,902  $   962    $    --   $  110,864
  Corporate securities.............      3,668       28         --        3,696
                                    ----------  -------    --------  ----------
                                       113,570      990         --      114,560
                                    ----------  -------    --------  ----------
Mortgage-backed Securities:
  Mortgage-backed certificates:
    GNMA...........................     11,819      123        (190)     11,752
    FNMA...........................     73,879    1,280        (261)     74,898
    FHLMC..........................     84,481    2,306        (363)     86,424
  Private pass-throughs............  2,771,936   18,190     (27,898)  2,762,228
  Collateralized mortgage
   obligations.....................    478,656    3,630      (7,099)    475,187
                                    ----------  -------    --------  ----------
                                     3,420,771   25,529     (35,811)  3,410,489
                                    ----------  -------    --------  ----------
                                    $3,534,341  $26,519    $(35,811) $3,525,049
                                    ==========  =======    ========  ==========

NOTE 5--COMMON STOCK DIVIDENDS AND PREFERRED STOCK DIVIDENDS

  On July 17, 1996, the Board of Directors declared the Company's thirty fourth common stock cash dividend in the amount of 15.5 cents per share payable August 30, 1996 to stockholders of record on August 15, 1996. On June 27, 1996, the Board of Directors declared the regular quarterly cash dividend on the Company's Series A and Series F 6.5% non-cumulative perpetual convertible preferred stock in the amount of 81.25 cents per share payable August 15, 1996 to stockholders of record on August 5, 1996.

NOTE 6--STOCK REPURCHASE PROGRAM

  On December 15, 1994, the Board of Directors of Roosevelt Financial Group, Inc. authorized the Company to acquire up to 1,750,000 shares of its own common stock or common equivalents, subject to market conditions, prior to December 31, 1997. The stock repurchased is to be held in treasury in order to fund, from time to time, the Company's benefit programs. Shares of stock repurchased may also be retired, from time to time, if not needed for other corporate purposes. Through June 30, 1996, 224,500 shares of common stock of the Company have been repurchased at market prices pursuant to the stock repurchase program.

NOTE 7--IMPAIRMENT OF MORTGAGE-BACKED SECURITIES HELD TO MATURITY

  At March 31, 1995, certain private issuer mortgage-backed securities held by the Company were determined to be other than temporarily impaired, as defined in Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". As a result, the Company recorded a $27.1 million pre-tax write-down ($17.8 million after tax or $0.40 per share) for the three months ended March 31, 1995, to reflect the impairment of such securities. The amount of the write-down was based on discounted cash flow analyses performed by management (based upon assumptions regarding delinquency levels, foreclosure rates and loss ratios on REO disposition in the underlying portfolio). Discounted cash flow analyses were utilized

                        ROOSEVELT FINANCIAL GROUP, INC.

to estimate fair value due to the absence of a ready market for the securities. Each of the securities deemed to be impaired were rated CCC by Standard & Poors and Ba1, Ba2 or Ba3 by Moodys at March 31, 1995. Refer to the caption entitled "Unrealized Losses on Impairment of Mortgage-Backed Securities Held to Maturity" under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding the affected mortgage-backed securities and related write-down.

NOTE 8--EARNINGS PER SHARE

  Net income for primary earnings per share is adjusted for the dividends on convertible preferred stock. Primary earnings per share have been computed based on the weighted average number of common shares outstanding and common stock equivalents arising from the assumed exercise of outstanding stock options unless their effect would be anti-dilutive. Common stock equivalents are computed under the treasury stock method. Average common and common stock equivalents outstanding, for the three month periods ended June 30, 1996 and 1995 were 42,447,558 and 40,571,773, respectively. Average common and common stock equivalents outstanding, for the six month periods ended June 30, 1996 and 1995 were 42,410,480 and 40,572,321, respectively.

  Fully-diluted earnings per share have been computed using the weighted average number of common shares and common stock equivalents, which include the effect of the assumed conversion of the 6.5% non-cumulative convertible preferred stock into common stock. Net income has not been adjusted for the preferred stock dividend for the purposes of the fully-diluted earnings per share calculation. Average common and common stock equivalents outstanding, for the purpose of calculating fully-diluted earnings per share, for the three month periods ended June 30, 1996 and 1995 were 47,347,319 and 45,444,773, respectively. Average common and common stock equivalents outstanding, for the purpose of calculating fully-diluted earnings per share, for the six month periods ended June 30, 1996 and 1995 were 47,302,878 and 45,478,751.

NOTE 9--ACCOUNTING PRONOUNCEMENTS

  During June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS
125). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

  SFAS 125 extends the "available-for-sale" or "trading" approach in Statement of Financial Accounting Standards No. 115 (SFAS 115) to nonsecurity financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, nonsecurity financial assets (no matter how acquired) such as loans, other receivables, interest-only strips or residual interests in securitization trusts that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading". SFAS 125 also amends SFAS 115 to prevent a security from being classified as held-to-maturity if the security can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment.

                        ROOSEVELT FINANCIAL GROUP, INC.

  SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Also, the extension of the SFAS 115 approach to certain nonsecurity financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. Reclassifications that are necessary because of the amendment do not call into question an entity's intent to hold other debt securities to maturity in the future. Due to the timing of the issuance of this pronouncement, management is currently reviewing SFAS 125 to determine the effect, if any, it will have on the financial statements of Roosevelt.

  The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense as the exercise price of the Company's employee stock options equal the market price of the underlying stock on the date of grant. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Upon adoption in 1996, the Company elected the pro forma disclosure alternative provided in SFAS 123. Such adoption did not have any impact on the Company's financial statements.

  During May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS 122). SFAS 122 requires that an institution which sells or securitizes loans it has originated or purchased and maintains the servicing rights to capitalize the cost of the rights to service such loans. As the Company has not retained servicing on any loans that have been originated and subsequently sold, the aforementioned provision of SFAS 122 does not have any impact on the Company's financial statements. SFAS 122 also requires that an enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 should be applied prospectively for fiscal years beginning after December 15, 1995. The Company's adoption of SFAS 122, effective January 1, 1996, did not have a significant impact on the Company's financial statements.

  During March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). SFAS 121 provides guidance for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill related both to assets to be held and used and assets to be disposed of. SFAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. SFAS 121 requires long-lived assets and certain identifiable intangibles to be disposed of to be reported at the lower of carrying amount or fair value less costs to sell, except for assets covered by the provisions of APB Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Company's adoption of SFAS 121, effective January 1, 1996, did not have a significant impact on the Company's financial statements.

                         SENTINEL FINANCIAL CORPORATION


                         INDEX TO FINANCIAL STATEMENTS

                                                                     Page Number
                                                                     -----------

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT FOR THE
YEARS ENDED JUNE 30, 1994, 1995, AND 1996


Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets for the Years Ended June 30, 1995 and 1996....  F-3
Consolidated Statements of Income for the Years Ended June 30, 1994, 1995
 and 1996.................................................................  F-5
Consolidated Statements of Stockholders' Equity for the Years Ended June
 30, 1994, 1995 and 1996..................................................  F-7
Consolidated Statements of Cash Flows for the Years Ended June 30, 1993,
 1995 and 1996............................................................  F-8
Notes to Consolidated Financial Statements for the Years Ended June 30,
 1994, 1995 and 1996......................................................  F-10

INDEPENDENT AUDITORS  REPORT


Board of Directors
Sentinel Financial Corporation
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Sentinel Financial Corporation and subsidiary (the Company ) as of June 30, 1995 and 1996, and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1995 and 1996, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Sentinel Federal Savings and Loan Association of Kansas City (the Association ), a wholly owned subsidiary of the Company, is operating under a supervisory agreement with the Office of Thrift Supervision ( OTS ) dated December 20, 1989 restricting the Association, without prior written consent of OTS, from entering into certain types of transactions as described in Note 2. Any failure on the part of the Association to comply with the provisions of the agreement may subject the Association to further regulatory actions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities for the year ended June 30, 1995 and changed its method of accounting for income taxes for the year ended June 30, 1994.

As discussed in Note 19 to the consolidated financial statements, the Company entered into an Agreement and Plan of a Merger and Reorganization with a holding company of another Federal savings bank that would result in a merger of the Company subject to certain approvals.

/s/Deloitte & Touche LLP
August 15, 1996
Kansas City, Missouri

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1995 AND 1996



ASSETS                                                      1995            1996
                                                         -----------     -----------
CASH AND CASH EQUIVALENTS:
 Cash and amounts due from depository institutions       $ 2,775,381     $   913,558
 Interest bearing deposits in other banks                    922,738       1,655,753
 Federal funds sold                                           50,000          50,000
                                                         -----------     -----------
 Total cash and cash equivalents                           3,748,119       2,619,311

INVESTMENTS SECURITIES (Market value of $2,468,435
 and $1,987,500)                                           2,498,094       1,999,639

CAPITAL STOCK OF FEDERAL HOME LOAN BANK, At cost           1,848,300       1,885,500

SECURITIES AVAILABLE FOR SALE
 (Cost of $1,100,000 in both years)                        1,082,814       1,093,125

MORTGAGE-RELATED SECURITIES (Market value of
 $68,663,736 and $51,172,581)                             68,940,693      51,519,619

ASSETS HELD FOR SALE, (Cost of $773,026 and $484,350)        773,026         484,350

LOANS RECEIVABLE, (Less allowance for loan losses
 of $318,114 and $319,160)                                80,956,440      82,692,873

PREMISES AND EQUIPMENT, net                                  790,241         363,461

ACCRUED INTEREST RECEIVABLE:
 Loans receivable                                            444,221         527,115
 Mortgage-related securities                                 535,371         414,493
 Investment securities                                        54,704          49,465
                                                         -----------     -----------
 Total accrued interest receivable                         1,034,296         991,073

DEFERRED INCOME TAXES                                         77,000          73,494

OTHER ASSETS                                                 165,147         119,716
                                                         -----------     -----------
TOTAL ASSETS                                            $161,914,170    $143,842,161
                                                        ============    ============

                                                                     (Continued)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1995 AND 1996

LIABILITIES AND STOCKHOLDERS EQUITY                          1995               1996
                                                         ------------       ------------
DEPOSITS                                                 $126,439,826       $123,253,063

ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND
  INSURANCE                                                 1,352,340          1,141,976

INCOME TAXES PAYABLE                                          751,426            112,332

ACCRUED AND OTHER LIABILITIES                                 905,345            666,445

ADVANCES FROM FEDERAL HOME LOAN BANK                       21,850,000          7,000,000
                                                         ------------       ------------
  Total liabilities                                       151,298,937        132,173,816

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS  EQUITY:
  Serial preferred stock, $.01 par value; 500,000
   shares authorized, no shares issued or outstanding
  Common stock, $.01 par value; 2,000,000 shares
   authorized, 513,423 shares issued                            5,134              5,134

  Additional paid-in capital                                4,602,678          4,627,459
  Unearned compensation - Employee Stock
    Ownership Plan                                           (206,114)          (163,929)
  Unearned compensation - Management Recognition Plan         (76,500)           (25,500)
  Unrealized loss on securities available for sale, net        (9,433)            (2,628)
  Retained earnings, substantially restricted               6,299,468          7,227,809
                                                         ------------       ------------
   Total stockholders  equity                              10,615,233         11,668,345
                                                         ------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                $161,914,170       $143,842,161
                                                         ============       ============

See notes to consolidated financial statements.                      (Concluded)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1994, 1995 AND 1996



                                                             1994           1995          1996
                                                          -----------    ----------    ----------
INTEREST INCOME:
 Loans receivable                                         $5,789,923     $5,854,921    $6,659,344
 Mortgage-related securities                               3,227,457      4,189,699     3,918,647
 Investment securities                                       253,941        311,710       134,216
 Other interest - cash and cash equivalents                  146,900         66,164       291,903
                                                          ----------     ----------    ----------
  Total interest income                                    9,418,221     10,422,494    11,004,110
                                                          ----------     ----------    ----------

INTEREST EXPENSE:
 Deposits                                                  6,138,725      6,298,360     6,792,882
 Advances from Federal Home Loan Bank                        641,329      1,045,895       734,118
 Termination of interest rate swap agreements                168,361
                                                          ----------     ----------    ----------
Total interest expense                                     6,948,415      7,344,255     7,527,000
                                                          ----------     ----------    ----------
NET INTEREST INCOME                                        2,469,806      3,078,239     3,477,110

PROVISION FOR LOAN LOSSES                                     41,778

NET INTEREST INCOME AFTER                                 ----------     ----------    ----------
  PROVISION FOR LOAN LOSSES                                2,428,028      3,078,239     3,477,110

OTHER INCOME:
 Loan servicing and other fees, net                          146,711        123,874       125,553
 Insurance commissions                                       163,494        101,120        39,457
 Gain on sale of securities available
   for sale                                                                  53,509
 Gain on sale of assets held for sale, net                    35,094         30,281       128,564
 Other                                                       103,757        101,481       193,344
                                                          ----------     ----------    ----------
    Total other income                                       449,056        410,265       486,918
                                                          ----------     ----------    ----------
                                                                                            OTHER
EXPENSE:
 Salaries and employee benefits                            1,184,376      1,297,531     1,397,087
 Federal insurance premiums                                  472,302        412,059       366,656
 Professional and other outside services                     299,249        309,541       437,329
 Occupancy of premises                                       279,762        265,916       252,886
 Office supplies and related expenses                        123,867        132,236       135,967
 Recovery of losses on real estate owned                     (42,677)
 Impairment loss on building                                                              242,000
 Loss from settlement of litigation                                                       145,000
 Merger related expenses                                                                  135,000
 Other                                                       142,670        184,946       238,931
                                                          ----------     ----------    ----------
    Total other expenses                                   2,459,549      2,602,229     3,350,856
                                                          ----------     ----------    ----------

                                                                     (Continued)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1994, 1995 AND 1996


                                                    1994      1995       1996
                                                  --------  --------  ---------
INCOME BEFORE INCOME TAX EXPENSE
  (BENEFIT), AND CUMULATIVE  EFFECTS
  OF CHANGES IN ACCOUNTING PRINCIPLES             $417,535  $886,275  $ 613,172

INCOME TAX EXPENSE (BENEFIT)                        45,000   283,448   (315,169)
                                                  --------  --------  ---------
INCOME BEFORE CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING PRINCIPLES                 372,535   602,827    928,341

CUMULATIVE EFFECTS OF CHANGES IN
  ACCOUNTING PRINCIPLES                            191,000    27,000          0
                                                  --------  --------  ---------
NET INCOME                                        $563,535  $629,827  $ 928,341
                                                  ========  ========  =========
EARNINGS PER SHARE
  (FROM JANUARY 7, 1994):
    Income before cumulative effects of changes
      in accounting principles                    $   0.52  $   1.25  $    1.81
                                                  ========  ========  =========
Net income                                        $   0.52  $   1.31  $    1.81
                                                  ========  ========  =========
See notes to consolidated financial statements.                   (Concluded)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS  EQUITY
YEARS ENDED JUNE 30, 1994, 1995 AND 1996

                                   Unearned                              Net
                                   Compensation-           Unearned      Unrealized
                                   Employee                Compensation- Loss on     Retained
                                   Additional   Stock      Management    Securities  Earnings,         Total
                  Common  Stock    Paid-In      Ownership  Recognition   Available   Substantially  Stockholders
                  Shares  Amount   Capital      Plan       Plan          for Sale    Restricted        Equity

BALANCE, JULY 1, 1993                                                                $5,106,106     $5,106,106

  Issuance of
   common stock   472,623 $4,726    $4,189,261                                                       4,193,987
  Common stock
   issued to
   Employee Stock
   Ownership Plan  25,500    255       254,745             ($255,000)
  Common stock
   issued to
   Management
   Recognition
   Plan            15,300    153       152,847                           ($153,000)
  Common stock
   committed to
   be released
   for allocation
   - Employee
   Stock Ownership
   Plan                                                       14,375
  Amortization of
    unearned
    compensation -
    Management
    Recognition
    Plan                                                                    25,500
  Net income                                                                            563,535        563,535
BALANCE, JUNE 30,
                  -------  -----     ---------  --------    --------     ---------    ---------      ---------
 1994             513,423  5,134     4,596,853  (240,625)   (127,500)                 5,669,641      9,903,503
  Common stock
    committed to be
    released for
    allocation -
    Employee Stock
    Ownership Plan                                34,511                                                34,511
  Amortization of
    unearned
    compensation -
    Management
    Recognition
    Plan                                                      51,000                                    51,000
  Cumulative effect
    of change in
    accounting
    principle
    for securities
    available for
    sale, net                                                             ($27,000)                    (27,000)
  Decrease in
    unrealized loss
    on securities
    available for
    sale, net                                                               17,567                      17,567
  Increase in fair
    market value of
    Employee Stock
    Ownership
    Plan shares
    committed to be
    released for
    allocation                           5,825                                                           5,825
  Net income                                                                            629,827        629,827
BALANCE, JUNE 30,
                  -------  -----     ---------   -------      ------         -----    ---------     ----------
 1995             513,423  5,134     4,602,678  (206,114)    (76,500)       (9,433)   6,299,468     10,615,233

  Common stock
    committed to
    be released
    for allocation -
    Employee Stock
    Ownership Plan                                42,185                                                42,185
  Amortization of
    unearned
    compensation -
    Management
    Recognition
    Plan                                                      51,000                                    51,000
  Decrease in
    unrealized
    loss on
    securities
    available
    for sale,
    net                                                                      6,805                       6,805
  Increase in
    fair market
    value of
    Employee
    Stock
    Ownership
    Plan shares
    committed
    to be
    released
    for
    allocation                          24,781                                                          24,781

  Net income                                                                            928,341        928,341

  BALANCE, JUNE 30,
                  ------- ------    ----------  --------     -------        ------   ----------    -----------
  1996            513,423 $5,134    $4,627,459 ($163,929)   ($25,500)      ($2,628)  $7,227,809    $11,668,345
                  ======= ======    ==========  ========     =======        ======   ==========    ===========

  See notes to consolidated financial statements.

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1994, 1995 AND 1996


                                                            1994           1995           1996

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                              $  563,535    $  629,827    $   928,341
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Impairment loss on building                                                            242,000
  Cumulative effects of changes in
   accounting principles                                   (191,000)      (27,000)
  Amortization of premiums and
   discounts on mortgage-
    related securities and
    investment securities, net                              462,845       300,107        341,954
  Common stock committed to be
    released for allocation - ESOP                           14,375        34,511         42,185
    Increase in fair market value of
    ESOP shares committed to be
    released for allocation                                                 5,825         24,781
    Amortization of unearned
    compensation related to
    Management Recognition Plan                              25,500        51,000         51,000
  Depreciation and amortization                             135,310       114,903        103,301
  Federal Home Loan Bank stock
    dividends                                                                            (37,200)

  Provision for loan losses                                  41,778
  Recovery of losses on real estate owned                   (42,677)
  Net loan origination fees capitalized                     166,861        48,396        132,200
  Amortization of net deferred loan
    origination fees                                        (58,188)      (29,334)      (194,888)
  Gain on sale of assets held for
    sale, net                                               (35,094)      (30,281)      (128,564)
  Gain on sale of securities available
    for sale, net                                                         (53,509)
  Gain on sale of real estate owned                         (33,572)
  Unrealized losses on assets held for
    sale                                                     32,141
  Provision (benefit) for deferred
    income taxes                                            (78,000)       40,000          3,506
  Origination of loans held for sale                     (6,518,000)   (4,066,850)   (10,768,992)
  Proceeds from sale of loans held
    for sale                                              6,553,094     3,293,824     11,482,668
  Changes in:
    Accrued interest receivable                             (76,457)     (109,893)        43,223
    Other assets                                              5,052       (78,483)        45,431
    Income taxes payable                                    (61,908)       12,234       (639,094)
    Accrued and other liabilities                           117,648       208,436       (238,900)
    Other, net                                                             (7,014)        (3,506)
                                                         ----------    ----------    -----------
      Net cash provided by
       operating activities                               1,023,243       336,699      1,429,446
                                                         ----------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities of investment
  securities                                                396,000                      500,000
 Proceeds from sale of securities
  available for sale                                                       56,940
 Purchases of investment securities                      (2,492,266)
 Principal collected on mortgage-
  related securities                                     18,159,956    13,849,776     17,077,575
 Purchases of mortgage-related
  securities                                            (30,994,557)   (9,999,383)
 Principal collected on loans
  receivable, net of loan
  originations                                            7,614,890    (8,777,320)    (1,545,181)
 Purchases of land, premises and
  equipment                                                 (39,629)      (74,723)      (343,521)

 Proceeds from sales of real
  estate owned                                              180,265       109,882
      Net cash provided by                              -----------    ----------     ----------
     (used in) investing
         activities                                      (7,175,341)   (4,834,828)    15,688,873
                                                       ------------   -----------    -----------

                                                                                     (Continued)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1994, 1995 AND 1996


                                                  1994       1995       1996
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deposits, net              ($7,081,191) ($5,063,864) ($3,186,763)
Net (decrease) increase in advance
     payments by borrowers for taxes
     and insurance                         (109,900)      85,163     (210,364)
  Proceeds from advances from Federal
    Home Loan Bank                       19,900,000   66,935,500   24,050,000
  Repayments on advances from Federal
    Home Loan Bank                      (19,450,000) (55,535,500) (38,900,000)
  Issuance of common stock                4,193,987
                                         ----------   ----------   ----------
           Net cash (used in) provided
           by financing activities       (2,547,104)   6,421,299  (18,247,127)
                                         ----------   ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                            (8,699,202)   1,923,170   (1,128,808)

CASH AND CASH EQUIVALENTS:
  Beginning of year                      10,524,151    1,824,949    3,748,119
                                         ----------   ----------   ----------
  End of year                           $ 1,824,949   $3,748,119   $2,619,311
                                        ===========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Income tax payments                     $55,920     $231,214     $256,887
                                        ===========   ==========   ==========
  Interest payments                     $ 6,785,874   $7,201,278   $6,814,775
                                        ===========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
  Common stock issued to Employee
    Stock Ownership Plan                   $255,000
                                           ========
  Issuance of common stock for
    noncash consideration to
    Management Recognition Plan Trust      $153,000
                                           ========
  Loans transferred to real estate owned                $109,882
                                                        ========
  Transfer of land and building to assets
    held for sale                                                    $425,000
                                                                     ========
Change in unrealized loss on
    securities available for sale, net                   $17,567       $6,805
                                                         =======       ======

See notes to consolidated financial statements.                      (Concluded)

SENTINEL FINANCIAL CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1994, 1995 AND 1996

1.   ACCOUNTING POLICIES AND PROCEDURES

     Organization - Sentinel Federal Savings and Loan Association is a community oriented savings bank engaged primarily in the business of attracting customer deposits and originating mortgage loans. In September 1993, Sentinel Federal Savings and Loan Association of Kansas City ("the Association") formed Sentinel Financial Corporation ("the Company") to acquire 100% of the common stock of the Association upon its conversion from the mutual-to-stock form of ownership. The Association's conversion and an initial public offering of the Company's common stock were completed on January 7, 1994 with the sale of 513,423 shares of the Company's common stock (inclusive of 25,500 and 15,300 shares acquired by the Company's employee stock ownership plan - ESOP and the Company's management recognition plan - MRP, respectively). The Company received net proceeds of $4,601,987 (inclusive of $408,000 associated with the shares issued to the ESOP and MRP), of which $4,093,987 was simultaneously transferred to the Association in exchange for all of the Association's common stock. As a result, the Company is a holding company which owns 100% of the Association s common stock.

     On January 7, 1994, the Association segregated and restricted $5,000,179 of retained earnings, which was the amount of its regulatory capital at March 31, 1993, in a liquidation account for the benefit of eligible savings account holders who continue to maintain their accounts at the Association after the conversion. In the event of a complete liquidation of the Association (and only in such an event), each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

     Subsequent to the conversion, the Company or the Association may not declare or pay cash dividends on any of its shares of common stock if the effect would be to reduce stockholders equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements. In addition, the supervisory agreement described in Note 2 further restricts the payment of dividends by the Association.

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sentinel Federal Savings and Loan Association of Kansas City. The Association has two wholly owned subsidiaries, Claywood Financial Services, Inc. and Sentinel Insurance Agency, Inc. Significant intercompany accounts and transactions have been eliminated.

     Estimates - The preparation of the financial statements in conformity estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management has made assumptions in estimating the fair value of financial instruments, estimates regarding loan losses, an impairment loss on building and in the amortization/accretion of premiums/discounts on investments subject to prepayment risk. Actual results could differ from estimates made based on management assumptions.

     Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest bearing deposits in other banks purchased with an original maturity of three months or less.

     The Association is required by regulation to maintain liquid assets in the form of cash and securities approved by Federal regulations, at a monthly average of not less than 5% of customer deposits and short-term borrowings.

     Securities Available for Sale - On July 1, 1994, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement addresses the accounting and reporting treatment for certain investments in debt and equity securities by requiring such investments to be classified in held-to-maturity, available-for-sale or trading categories. Securities classified as available-for-sale are carried at market with unrealized gains (losses) included as a separate component of equity, net of income taxes. The adoption of the Statement resulted in a decrease to stockholders equity of $27,000 (net of deferred income taxes) which is reflected as a cumulative effect of change in accounting principle in the consolidated statement of income for the year ended June 30, 1995.

     Assets Held for Sale - Management has designated certain loans receivable as held for sale as management does not intend to hold such assets to maturity. Accordingly, loans receivable are carried at the lower of amortized cost (outstanding principal, adjusted for unamortized premiums, and unaccreted discounts) or market value. Interest on these assets (including amortization and accretion of premiums and discounts) is included in interest income on loans receivable.

     Land and building have been designated as assets held for sale based on management's pending sale of its Kansas City office (Note 8).

     Securities Held to Maturity:

     Investment Securities - Securities of the United States Government and agencies are recorded at amortized cost based on management s intention, and the Company s ability to hold them to maturity. Related premiums and discounts are accreted and amortized into income over the lives of the securities using the level-yield method.

     Mortgage-Related Securities - Mortgage-related securities are recorded at amortized cost based on management s intention, and the Company s ability to hold them to maturity. The related premiums and discounts are accreted and amortized over the estimated lives of the underlying securities using the level-yield method.

     New Statements of Financial Accounting Standards - In June 1996, the Financial Accounting Standards Board ( FASB ) issued Statement of Financial Accounting Standard ( SFAS ) No. 125, Accounting for Transfer of Financial Assets, which will become effective for the Company beginning January 1, 1997. This Statement supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, which requires an assessment of capitalized mortgage servicing rights for impairment based on the fair value of those rights. This Statement requires that after transfer of financial assets, an entity recognizes the financial and servicing assets for which it has retained control and any liabilities it has retained or incurred, derecognizes financial assets for which control has been surrendered and derecognizes liabilities when extinguished. Management believes that the implementation of this Statement will have a minimal effect on the Company.

     In March 1995, the FASB issued SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which will become effective for the Company beginning July 1, 1996. It requires a review of long-lived assets, certain intangibles and goodwill to be held and used by an entity for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Management believes that the implementation of this Statement will not have a significant effect on the Company.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock Based Compensation, which will become effective for the Company beginning July 1, 1996. This Statement requires the disclosure of the estimated fair value of stock based compensation arrangements with employees and encourages but does not require, the recognition of such expense. The Company does not intend to adopt the recognition provisions of this Statement. Therefore, the adoption of this Statement will have no effect on the Company s financial condition or results from operations.

     Interest Rate Swap Agreements - The Association utilized interest rate swap agreements as part of its asset and liability management strategy. The swaps were matched with a group of short-term deposits. The Association utilized settlement accounting relative to the interest differential on the swaps. Net settlements, on a quarterly or semi-annual basis, were accrued over the term of the swap agreement and the net interest differential was recorded as an adjustment to interest expense on deposits. During 1994, the Association terminated the interest rate swap agreements due to the liquidation of the matched liabilities. The losses incurred as a result of the termination of these swaps were charged to interest expense.

     Loans Receivable - Loans are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance or recorded as income, depending on management s assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and full payment of principal and interest is expected. Nonaccrual loans are insignificant to the Company. The Company has no impaired loans.

     Net loan origination and commitment fees are amortized as a yield adjustment to interest income using the level-yield method over the contractual lives of the related loans.

     The Association is principally engaged in single family home lending in the state of Missouri. The Association also makes consumer loans depending on the demand and management's assessment as to the quality of such loans.

     Provision for Losses on Real Estate Owned - Real estate owned represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure or transfer and is subsequently carried at the lower of the new basis (fair value at foreclosure or transfer) or fair value, less costs of disposal. Subsequently, properties are evaluated and any additional declines which reduce the fair value to less than carrying value are provided for as an allowance for losses on real estate owned. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the assets are expensed currently.

     Provision for Loan Losses - Provision for loan losses include charges to reduce the recorded balances of loans receivable to their estimated net realizable value. Such provisions are based on management s estimates of the net realizable value of the collateral, which take into consideration current and anticipated future operating or sales conditions. These estimates are susceptible to changes that could result in a material adjustment to operations. Recovery of the carrying value of such loans is dependent to a great extent upon economic, operating and other conditions that may be beyond the Company s control.

     Effective July 1, 1995, the Company adopted SFAS No. 114 and subsequent amendment SFAS No. 118, both entitled Accounting by Creditors for Impairment of a Loan, which prescribes criteria for recognition of loan impairment as well as methods to measure impairment of certain loans, including loans whose terms were modified in troubled debt restructurings. The adoption of these Statements did not have a material effect on the Company s financial statements.

     Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily on the straight-line method over the estimated useful lives of the related assets. The following represents a summary of estimated useful lives:

                                                                      Years

     Building and improvements                                        7- 14
     Furniture and fixtures                                            5- 7
     Leasehold improvements                                              10
     Computer equipment and software                                   3- 5

     Capital Stock of Federal Home Loan Bank - Capital stock of Federal Home Loan Bank is carried at cost. Dividends received on such stock is reflected as interest income on investment securities in the consolidated statements of income.

     Income Taxes - The Company, the Association and its subsidiaries file a consolidated Federal income tax return. State income tax returns are individually filed for each of the entities. On July 1, 1993, the Company changed its method of accounting for income taxes to conform to the requirements of SFAS No. 109, Accounting for Income Taxes, which specifies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are established for the temporary differences between the financial accounting basis and tax basis of the Company s assets and liabilities at the current statutory tax rates. A valuation allowance is established for deferred tax assets when their realization is in doubt based on a more likely than not analysis. The cumulative effect of the change in accounting for income taxes was to increase net income by $191,000 for the year ended June 30, 1994. The Company reflected this cumulative effect in operations during the year ended June 30, 1994.

     The Association is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs from the bad debt experience used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Under SFAS No. 109, a deferred tax liability is provided only to the extent the tax bad debt reserve exceeds the base year reserve. The base year reserve is the tax bad debt reserve as of June 30, 1988. Retained earnings as of June 30, 1996 includes approximately $1,887,000 representing such bad debt reserve as of the base year for which no deferred income taxes have been provided.

     The Small Business Job Protection Act of 1996 (the "Act") was enacted into legislation. The Act repeals the special bad debt reserve method for thrift institutions. The Act requires thrifts to recapture only reserves accumulated after 1987, but forgives taxes owed on reserves accumulated prior to 1988. Thrift institutions will be given six years to account for the recaptured excess reserves, beginning with the last taxable year beginning after 1995, and will be permitted to delay the timing of this recapture for one or two years subject to whether they meet certain residential loan tests. The Act will not have a material impact on the Association's consolidated financial statements as a deferred tax liability has been provided on the excess reserves.

     Earnings Per Share - The Company completed its initial stock offering on January 7, 1994, and, accordingly, earnings per share for 1994 was computed on net income and common stock outstanding from that date. Earnings per share for 1994 was calculated by dividing net income since January 7, 1994, aggregating $254,388 by the weighted average number of common and common equivalent shares outstanding. The weighted average number of common and common equivalent shares outstanding include the vested shares held in the management recognition plan and shares issuable upon exercise of dilutive options outstanding. The Company accounts for the 25,500 shares acquired by its ESOP in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee s individual account. The weighted number of common and common equivalent shares outstanding for the period January 7, 1994 through June 30, 1994 and the years ended June 30, 1995 and 1996 were 487,923, 480,886 and 512,318, respectively.

     Reclassifications - Certain items in the 1994 and 1995 financial statements have been reclassified to conform with the 1996 presentation.

     2.   REGULATORY COMPLIANCE

          Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ( FIRREA ), the Office of Thrift Supervision ( OTS ) established capital regulations requiring savings associations to maintain: (i) core capital equal to 3% of adjusted total assets, (ii) tangible capital equal to 1.5% of adjusted total assets and (iii) risk based capital equal to 8.0% of risk-weighted assets. Any savings association that is not in compliance with the capital standards shall have 60 days from the date the savings association falls out of compliance to submit a capital plan acceptable to OTS demonstrating that the savings association can meet applicable capital standards. Any savings association that files and adheres to a capital plan that is acceptable to OTS and receives approval of a capital exception or exemption shall not be subject to sanctions or penalties for failure to meet its statutory capital standards, provided that the association complies with its plan. The Company's wholly owned subsidiary, Sentinel Federal Savings and Loan Association of Kansas City was operating under an OTS approved capital plan through May 31, 1994. As a result of the completion of a stock conversion and capital infusion during fiscal 1994, OTS terminated the capital plan requirement as of June 1, 1994, however the Association continues to operate under a supervisory agreement.

          The Association meets all of the minimum capital requirements as of June 30, 1996. The Association's capital amounts (in thousands) and ratios as of June 30, 1996 are as follows:

                              Required            Actual          Excess
                              Amount  Ratio    Amount  Ratio    Amount   Ratio
     Tangible capital to
        adjusted
        total assets          $2,161  1.5%     $11,144   7.7%   $8,983     6.2%
     Core capital to
        adjusted
        total assets           4,323  3.0       11,144   7.7     6,821     4.7
     Total capital to risk-
        weighted assets        4,469  8.0       11,463  20.5     6,994    12.5

          Reconciliation of stockholders equity of the Association under generally accepted accounting principles to risk based regulatory capital as of June 30, 1996 is as follows:
                                                                 (in thousands)

     Stockholders  equity                                            $11,168
     Unallowed management recognition plan                               (27)
     Unrealized loss on certain available for sale securities              3
                                                                     -------
     Tangible/core capital                                            11,144

     General loan loss reserves                                          319
                                                                     -------
     Risk-based capital                                              $11,463
                                                                     =======

     As a result of an OTS review of operations and financial condition, the Board of Directors of the Association executed a supervisory agreement with OTS dated December 20, 1989 restricting the Association, without prior written consent of OTS, from entering into certain types of transactions including, among others, the origination or refinancing of certain types of consumer loans in excess of $25,000, commercial and mortgage loans in excess of $500,000, and restricted the nature of investments in certain assets, the disposition of certain assets, the borrowing of money other than from a Federal Home Loan Bank, increases in certain liabilities and the involvement in leases and other contracts with affiliated parties. Sanctions would be imposed if the Association is unable to continue to comply with the provisions of the agreement as approved. Such actions may involve the appointment of a conservator to manage and direct the future operations of the Association. Exceptions to the above restrictions have been allowed under prior written approval of OTS.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA ) required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted rules based upon FDICIA s five capital tiers. The rules provide that a savings association is well capitalized if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Association would be deemed to be well capitalized as of June 30, 1996.

3.   INVESTMENT SECURITIES

                                                  1995

                                      Gross         Gross       Estimated
                         Amortized  Unrealized    Unrealized      Market
                           Cost       Gains         Losses        Value

     U.S. Treasury
       Notes
       maturing
       within
       one year          $  499,029                 $1,214       $497,815
     U.S. Treasury
       Notes
       maturing
       after
       one year
       through
       two years          1,999,065                 28,445      1,970,620
                         ----------                 ------     ----------
                         $2,498,094                $29,659     $2,468,435
                         ==========                =======     ==========

                                                  1996

                                      Gross         Gross       Estimated
                         Amortized  Unrealized    Unrealized     Market
                            Cost      Gains         Losses       Value


     U.S. Treasury
       Notes
       maturing
       within
       one year          $1,999,63                 $12,139      $1,987,500
                         ==========                =======      ==========

4.   MORTGAGE-RELATED SECURITIES

                                                1995
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value
    Pass-through
    certificates:
    Federal
    National
    Mortgage
     Association -
    adjustable
    rate          $44,159,151      $204,395    $294,624      $44,068,922
    Federal
    Home
    Loan
    Mortgage
     Corporation -
    adjustable
    rate           24,714,380        86,365     271,530       24,529,215

    Small
    Business
    Adminis-
    tration            67,162                     1,563           65,599
                  -----------      --------    --------      -----------
                  $68,940,693      $290,760    $567,717      $68,663,736
                  ===========      ========    ========      ===========

                                                1996
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value
     Pass-through
     certificates:
     Federal
     National
     Mortgage
      Association -
     adjustable
     rate         $32,837,920      $152,862    $304,540      $32,686,242
     Federal
     Home
     Loan
     Mortgage
      Corporation-
     adjustable
     rate          18,628,503        43,608     236,971       18,435,140

     Small
     Business
     Adminis-
     tration           53,196                     1,997           51,199
                  -----------      --------    --------      -----------
                  $51,519,619      $196,470    $543,508      $51,172,581
                  -----------      --------    --------      -----------

     Certain mortgage-related assets have been pledged as collateral for deposits and advances from Federal Home Loan Bank (see Notes 10 and 12).

     The adjustable rate securities have interest rate adjustment limitations and are generally indexed to the 1-year U.S. Treasury rate or a cost of funds index.

     Market prices are determined from independent sources and reflect estimated selling prices.

5.   SECURITIES AVAILABLE FOR SALE

                                                1995
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value

     U.S.
     Government
     agency
     securities,
     maturing on
     October 1,
     1996         $ 1,100,000                  $ 17,186      $ 1,082,814
                  ===========                  ========      ===========

                                                1996
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value
     U.S.
     Government
     agency
     securities,
     maturing on
     October 1,
     1996          $1,100,000                   $ 6,875        $1,093,125
                   ==========                   =======        ==========

     Market prices are determined from independent sources and reflect estimated selling prices.

     During fiscal 1995, the Association recorded a realized gain of $53,509 on the sale of a security available for sale.

6.   ASSETS HELD FOR SALE

                                                1996
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value
      Loans         $ 773,026                                $ 773,026
                   =========                                =========

                                                1996
                                   Gross           Gross     Estimated
                      Amortized  Unrealized    Unrealized     Market
                         Cost      Gains         Losses        Value
      Loans         $ 59,350                               $ 59,350

     Land and
     building
     (Note 3)       425,000                                425,000
                 ----------                              ---------
                 $  484,350                              $ 484,350
                 ==========                              =========

     Market prices are determined from independent sources and reflect estimated selling prices.

     A summary of gross realized gains (losses) on sales of assets held for sale for the years ended June 30, 1994, 1995 and 1996 is as follows:

                                          1994        1995        1996
 Gross realized gains -
 loans receivable                    $   36,847     $30,281   $  128,564


 Gross realized losses -
 loans receivable                       (1,753)
                                     ----------   ---------   ----------

                                     $   35,094     $30,281   $  128,564
                                     ==========   =========   ==========


7.   LOANS RECEIVABLE
                                             1995              1996
      Real estate mortgage loans:
       Residential - one to four
       units                              $74,444,100       $74,768,598

       Residential -
       five or more units                   2,736,506         2,650,631
       Construction                         1,234,970         1,627,450

        Commercial properties               2,195,008         2,575,687
                                          -----------       -----------
                                           80,610,584        81,622,366
      Other installment
      loans:
        Property improvements,
        automobile and other                  909,547         2,088,581
        Deposits                              354,619           335,456
                                           __________        __________
                                            1,264,166         2,424,037
      Less:
        Undisbursed loan funds                452,511           942,970
        Unearned loan fees                    147,685            91,400

        Allowance for loan losses             318,114           319,160
                                          -----------       -----------
                                          $80,956,440       $82,692,873
                                          ===========       ===========

     There were no commercial loans purchased during the three years in the period ended June 30, 1996. There were no commercial loans originated during 1994. During 1995 and 1996, commercial loan originations aggregated approximately $1,675,000 and $500,000, respectively.

     As of June 30, 1995 and 1996, loans totaling approximately $14,000 and $168,100, respectively, were on nonaccrual status. The balance of the reserve for uncollectible interest on nonaccrual status loans was approximately $300 and $6,300 as of June 30, 1995 and 1996, respectively.

     As of June 30, 1994, 1995 and 1996, the Association was servicing loans for others aggregating $12,877,460, $11,918,417 and $11,416,101, respectively.
     Such loans are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Association held borrowers escrow balances of $324,829, $302,777 and $259,447 as of June 30, 1994, 1995 and 1996,
     respectively, related to loans serviced for others.

     The Association originates and purchases both adjustable and fixed interest rate loans. As of June 30, 1996, the composition of these loans was as follows:

           Fixed Rate                                      Adjustable Rate

     Term to                                 Term to Rate
     Maturity         Book Value                 Adjustment     Book Value
      1 mo. - 1  yr.    $548,425               1 mo. - 1 yr.   $25,595,525
      1 yr. - 3 yrs.   2,351,004               1 yr. - 3 yrs.   13,214,828
      3 yrs. - 5 yrs.  1,116,017              3 yrs. - 5 yrs.    5,527,475
      5 yrs. - 10 yrs. 6,084,527              5 yrs. - 7 yrs.      388,092
     10 yrs. - 20 yrs.13,508,797
     Over 20 years    14,768,743
                     -----------                               -----------
                     $38,377,513                               $44,725,920
                     ===========                               ===========

    The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national monthly median cost of funds to Savings Association Insurance Fund (SAIF)-insured institutions or the weekly average yield on United States Treasury securities adjusted to a constant maturity of 1 year.

    The Association is subject to numerous lending-related regulations. Under FIRREA, the Association may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. This limitation is further restricted by the Association's supervisory agreement as described in Note 2. As of June 30, 1996, management of the Association believes it is in compliance with this limitation.

    Under FIRREA, a federally-chartered savings and loan association's aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standard provisions of FIRREA. The Association is federally-chartered and subject to this limitation. This limitation is further restricted by the Association s supervisory believes it is in compliance with this limitation.

    A summary of the activity in the allowance for loan losses is as follows:

                                         1994       1995      1996
     Balance, beginning of year        $277,712   $318,114  $318,114
       Provision charged to expense      41,778
       Recoveries (losses)
       credited (charged) to the
         allowance                       (1,376)               1,046
                                       --------   --------  --------
     Balance, end of year              $318,114   $318,114  $319,160
                                       ========   ========  ========

Aggregate loans to officers, directors and employees are summarized as follows:

                                          1994        1995           1996
     Balance, beginning of year           $ 590,866   $ 596,470     $ 733,370

      New loans                             317,100     279,131         8,000

      Principal payments                   (311,496)   (142,231)      (37,940)
                                          ---------   ---------    ----------
      Balance, end of year                $ 596,470   $ 733,370    $  703,430
                                          =========   =========    ==========

     Management believes such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Company.

     The Company did not engage in any troubled debt restructuring during the years ended June 30, 1994, 1995 and 1996.

8.   PREMISES AND EQUIPMENT

                                                       1995          1996
       Land                                          $429,525    $  274,275
     Building and improvements                      1,057,971        48,265
     Furniture and fixtures                           221,310       223,389
     Leasehold improvements                           241,079       239,793
     Computer equipment and software                  227,698       238,916
                                                     --------    ----------
                                                    2,177,583     1,024,638

     Less accumulated depreciation                  1,387,342      (661,177)
                                                     --------    ----------
                                                     $790,241    $  363,361
                                                     ========    ==========

     During the year ended June 30, 1996, OTS approved the Company's application to relocate the Company s North Kansas City office and merge the Company's home office into its new location. As a result of OTS approval and the pending sale of the Company's Kansas City office, management recorded a $242,000 impairment loss, in accordance with SFAS No. 5, to reflect the difference between the current market value of the Kansas City office and its amortized cost. The adjusted basis of land and building has been reclassified to assets held for sale.

9.   REAL ESTATE OWNED

    A summary of the activity in the allowance for losses on real estate owned is as follows:


                                         1994

     Balance, beginning of year        $119,433
     Recovery of losses                 (42,677)
     Losses charged against
     the allowance                      (76,756)
                                       --------
     Balance, end of year              $
                                       ========

10.  DEPOSITS

                                        1995               1996
                                            Amount       %     Amount       %

     Passbook and checking accounts:
      Passbook 2.72% and 2.75% as of
       June 30, 1995 and 1996           $  10,394,792     8     8,817,061    7
       NOW 2.50% and 2.52% as of
       June 30, 1995 and 1996               3,236,496     3     2,984,822    3

      Money market demand deposits
       with an average rate of
       4.95% and 4.59% as of June 30,
       1995 and 1996, respectively          18,563,814   15    19,051,156   15
                                           -----------  ---    ----------  ---
                                            32,195,102   26    30,853,039   25
                                           -----------  ---    ----------  ---

     Certificate accounts:
      3.00% to  4.00%                        5,185,334    4       346,558
      4.01  to  5.00                        16,878,626   13     5,910,423    5
      5.01  to  6.00                        25,582,590   20    49,133,334   40
      6.01  to  7.00                        32,519,483   26    26,749,612   22
      7.01  to  8.00                         8,725,578    7     6,713,609    5
      8.01  to  9.00                         4,647,321    4     3,195,265    3
      9.01  to 10.00                           605,792            351,223
      10.01  to 11.00                          100,000
                                           -----------  ---     ---------- ---
                                            94,244,724   74    92,400,024   75
                                          ------------  ---  ------------  ---
                                          $126,439,826  100  $123,253,063  100
                                          ============  ===  ============  ===

     Weighted average interest rate
     paid on deposits during the year             5.47%             5.96%
                                                  ====              ====

     As of June 30, 1995 and 1996, individual customer's deposits were collateralized by mortgage-related securities with an amortized cost of approximately $275,946 and $222,157 and a market value of approximately $273,684 and $213,698, respectively.

     Certificate accounts mature as follows:

     Fiscal Year                                           Amount
     1997                                               $54,496,028
     1998                                                20,218,920
     1999                                                 8,431,515
     2000                                                 4,015,947
     2001                                                 2,204,312
     Thereafter                                           3,033,302
                                                         ----------

                                                        $92,400,024
                                                        ===========

     A summary of interest expense by deposit type is as follows:

                                         1994         1995        1996

     Passbook savings deposits        $  326,080   $  296,669  $  251,754
     NOW accounts and money market
       demand deposits                   677,188      857,681     977,893
     Certificate accounts              5,135,457    5,144,010   5,563,235
                                      ----------   ----------  ----------
                                      $6,138,725   $6,298,360  $6,792,882
                                      ==========   ==========  ==========

11.  INCOME TAXES

                                            1994         1995        1996

     Currently paid or payable        $  123,000   $  243,448   ($311,663)
     Deferred                            (78,000)      40,000      (3,506)
                                      ----------   ----------  ----------
                                      $   45,000   $  283,448   ($315,169)
                                      ==========   ==========  ==========

     Income tax expense (benefit) has been provided at effective rates of 10.8%, 32.0% and (51.0%) for the years ended June 30, 1994, 1995 and 1996, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense and extraordinary items result from the following:

                                 1994             1995              1996
                             Amount     %     Amount    %      Amount      %
     Federal income tax
     expense computed at
     statutory rate         $141,962   34.0  $301,334  34.0  $208,478     34.0
    Increases (decreases)
     in taxes resulting
     from:
       Reversal of excess
        tax accrual                                          (601,245)   (98.0)
       Allowance for bad
        debts                (25,610)  (6.1)  (21,418) (2.4)
       State income taxes
        (net of federal
        benefit)              21,597    5.2    40,788   4.6    27,938      4.6
       Change in deferred
        tax asset valuation
        allowance            (99,807) (23.9)  (54,584) (6.2)     (848)
       Acquisition costs                                       53,720      9.1
       Other                   6,858    1.6    17,328   2.0    (3,212)    (0.7)
                             -------   ----   -------  ---- ---------   ------
                             $45,000   10.8  $382,448  32.0 $(315,169)   (51.0)
                             =======   ====  ========  ==== =========   ======

     During the year, the Company reversed previously established accruals relating to a tax position taken in prior years. The Company s 1991 and 1992 tax returns were filed with appropriate disclosure of the use of the positions taken. As of March 15, 1996, the three year statue of limitations expired. As a result of the reversal of previously established tax liabilities, the Company recorded an after tax benefit of $601,245. Income taxes payable as of June 30, 1996, without consideration of the benefit derived from the statute expiration, is $112,332.

     Deferred tax expense (benefit) results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

                                              1994       1995       1996
      Accrued liabilities                    $(88,560)  $ 44,600   $ 98,139
      Unrealized loss on assets held
        for sale                              (16,300)    16,300      3,506
      Missouri intangible tax credit
        carryforward                                      49,146      6,286
      Valuation allowance                                (54,584)       848
      Impairment loss on building                                   (94,380)
      Depreciation                                        (2,899)    (2,903)
      Allowance for loan losses                30,820
      Other                                    (3,960)   (12,563)   (15,002)
                                             --------   --------   --------
                                             $(78,000)  $ 40,000   $ (3,506)
                                             ========   ========   ========

     The components of deferred tax assets and liabilities as of June 30, 1995 and 1996 are as follows:

                                                         1995       1996
      Deferred tax assets:
       Allowance for loan losses                        $124,060   $124,060
       Accrued liabilities                               105,190      7,051
       Deferred compensation                              17,733     49,725
       Missouri intangible tax credit
         carryforward                                     17,556     11,270
       Provision for loss on regulatory matter            12,120     12,120
       Unrealized loss on securities available
         for sale                                          7,753      4,247
       Impairment loss on building                                   94,380
       Other                                                            604

                                                        --------   --------
                                                         284,412    303,457
      Valuation allowance                                (12,118)   (11,270)

                                                        --------   --------
      Deferred tax asset                                 272,294    292,187

                                                        --------   --------
      Deferred tax liabilities:
       Federal Home Loan Bank stock dividends            157,870    157,870
       Depreciation                                       30,431     33,334
       Prepaid expenses                                    5,940      4,424
       Other                                               1,053     23,065
                                                        --------   --------
      Deferred tax liability                             195,294    218,693

                                                        --------   --------
      Deferred tax asset, net                           $ 77,000   $ 73,494
                                                        ========   ========

     The State of Missouri and the Association reached a settlement agreement during 1989 concerning the Association s claim for refund of intangible taxes. The settlement agreement provided for the Association to recover its initial claim of $523,500 through cash payments from a special fund or credits against future state tax liabilities (without expiration).

     In 1994, 1995 and 1996, the Association received cash refunds of $84,180, $40,662 and $5,300, respectively. Additionally, the Association applied $15,627 and $32,600 of the remaining credits against current state income tax liabilities in 1994 and 1995, respectively. As of June 30, 1996, there were no remaining state tax credits to be received in cash or to offset future state tax liabilities. As a result, in accordance with SFAS No. 109, the Missouri intangible tax credit carryforward is considered a temporary difference for which a 100% valuation allowance has been provided as of June 30, 1996.

12.  ADVANCES FROM FEDERAL HOME LOAN BANK

     A summary of advances is as follows:


               June 30, 1995                        June 30, 1996
                               Weighted                           Weighted
     Fiscal                    Average     Fiscal                  Average
     Year                      Interest     Year                  Interest
     Maturity     Amount        Rate      Maturity      Amount      Rate
       1996      $14,850,000     6.33%       1997    $2,500,000     6.52%
       1997        2,500,000     6.52        1998     2,000,000     5.80
       1998        2,000,000     5.80        2000     2,500,000     5.95
       2000        2,500,000     5.95
                 -----------     ----                ----------     ----
                 $21,850,000     6.26%               $7,000,000     6.11%
                 ===========     ====                ==========     ====

     The advances are collateralized as of June 30, 1995 and 1996 by the pledge of certain mortgage-related securities with an amortized cost of approximately $32,009,840 and $22,668,209 and a market value of approximately $31,720,215 and $22,123,956, respectively.

     During 1994, the Association entered into a line-of-credit agreement with the Federal Home Loan Bank wherein the Association can borrow up to $7,000,000. As of June 30, 1995, included in advances was an outstanding balance on the line of credit of $2,850,000. There was no outstanding balance as of June 30, 1996. The interest rate related to the line-of-credit reprices daily and had a weighted average rate of 5.56% and 5.98% during the years ended June 30, 1995 and 1996. The line of credit agreement expires January 25, 1997.

13.  BENEFIT PLANS

     Investment Plan Under Section 401(k) - The Association sponsors an investment Plan under Section 401(k) of the Internal Revenue Code which is available to eligible employees. Employees may contribute up to a specified percentage of their annual salary and the Association will match the employee contributions in an amount equal to 75% of the first 3% of annual compensation contributed by the employees. The Association's contributions under the Plan for the years ended June 30, 1994, 1995 and 1996 were $19,343, $19,317 and $19,436, respectively.

     Employee Stock Ownership Plan - The Company has an ESOP for the benefit of Association employees who meet certain eligibility requirement which include having completed 1,000 hours of service within a 12 month period with the Company and having attained age 21. The ESOP Trust purchased 25,500 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company. The Association makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.

     The note payable referred to above bears interest at prime rate adjustable annually with interest payable annually and principal payable in equal annual installments over seven years. The loan is secured by the shares of the stock purchased.

     As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

     Compensation expense for the ESOP was $14,375, $34,511 and $42,185 for the years ended June 30, 1994, 1995 and 1996, respectively.

                                             1995      1996

        Shares released for allocation        1,913     3,643
        Allocated shares                      2,976     3,643
        Unreleased shares                    20,611    18,214
                                           --------  --------
        Total ESOP shares                    25,500    25,500
                                           ========  ========
        Fair value of unreleased shares    $252,485  $368,843
                                           ========  ========

     Management Recognition Plan - The Association has adopted an MRP for officers and directors to enable the Association to attract and retain experienced and capable personnel in key positions of responsibility. A total of 15,300 shares of restricted stock were allocated to the Plan on January 7, 1994. As of June 30, 1995 and 1996, 14,025 and 14,620 shares, respectively have been awarded and 1,275 and 680 shares, respectively remain unallocated. The MRP shares purchased in the conversion are excluded from stockholders equity until the shares vest to the participants. The Association recognizes compensation expense in the amount of the fair market value of the common stock, which was fixed at the grant date (January 7, 1994), pro rata over the three years during which the shares vest and records an addition to stockholders equity. Compensation expense attributable to the MRP was $25,500 in 1994 and $51,000 in 1995 and 1996, respectively. The shares are entitled to all voting and other stockholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

     If a holder of restricted stock under the MRP terminates employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted.

     Stock Option and Incentive Plan - In connection with the conversion, the Company s Board of Directors adopted the 1993 Stock Option and Incentive Plan (the Plan ). Pursuant to the Plan, stock options for 51,342 shares of common stock have been reserved and may be granted to employees and nonemployee directors of the Company and its subsidiary. Options granted under the Plan may be either incentive stock options as defined in the Internal Revenue Code or options that do not so qualify. Options issued under the Plan are exercisable for a ten year period (five years under certain circumstances) and the exercise price may not be less than 100% (110% under certain circumstances) of the market value of the shares at the date of grant.

     Information relative to the Plan is as follows:


                                             1994     1995    1996
       Shares under option at beginning
        of period                                    38,453  38,453
         Granted:
          $10 per share exercise price       38,453
          $13 per share exercise price                        8,000
          $14 per share exercise price                        2,000
                                             ------  ------  ------
       Shares under option at end of
        period                               38,453  38,453  48,453
                                             ======  ======  ======
     Options exercisable at end of period    33,050  38,453  48,453
                                             ======  ======  ======
     Options available for grant at end
      of period                              12,889  12,889   2,889
                                             ======  ======  ======

14.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of June 30, 1996, the Association had commitments to originate loans approximating $1,183,900 of which approximately $521,950 were fixed-rate (interest ranging from 7.50% to 8.50%) and $661,950 were floating rate commitments. As of June 30, 1995, the Association had commitments to originate loans approximating $1,674,865 of which approximately $924,800 were fixed-rate (interest ranging from 7.625% to 9.25%) and $750,082 were floating rate commitments. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Certain of the commitments are expected to expire without being fully drawn upon; the total commitments amount disclosed above does not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if considered necessary by the Association upon extension of credit is based on management s credit evaluation of the counterparty.

     During the year ended June 30, 1996, a former employee of the Company filed a sexual harassment suit against the Company. The suit was settled resulting in an expense of $145,000 to the Company.

15.  INTEREST RATE SWAP AGREEMENTS

     The Association was a party to two interest rate swap agreements which were undertaken to manage the Association s exposure to interest rate risk with respect to a group of short-term deposits.

     As of July 1, 1994, the Association had two interest rate swap agreements outstanding with aggregate notional amounts of $5,000,000. The Association was the fixed rate payor on both interest rate swap agreements. The weighted average fixed rate payable was 6.74% and the weighted average variable rate receivable was 3.125% as of June 30, 1993 on these interest rate swap agreements. The swaps had a weighted average maturity of four years and two months at inception and had a remaining weighted average maturity of two years and seven months as of June 30, 1993.

     During 1994, the Association terminated both of the swap agreements and incurred related losses of $168,361. Such losses have been reflected as interest expense in the consolidated statement of income during the year ended June 30, 1994.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimated fair value amounts have been determined by the Company using available market information and a selection from appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     The estimated fair value of the Company's financial instruments as of June 30, 1995 and 1996 are as follows (in thousands):


                                            Estimated            Estimated
                                 Carrying     Fair     Carrying     Fair
                                  Amount      Value     Amount      Value
       Assets:
       Cash and cash
        equivalents              $  3,748   $  3,748  $  2,619  $  2,619
       Investment securities        2,498      2,468     2,000     1,988
       Capital stock of
        Federal Home Loan
        Bank                        1,848      1,848     1,886     1,886
       Securities available
        for sale                    1,083      1,083     1,093     1,093
       Mortgage-related
        securities                 68,941     68,664    51,520    51,173
       Assets held for sale           773        773       484       484
       Loans receivable            80,956     84,034    82,693    83,852

      Liabilities:
       Deposits                   126,440    127,145   123,253   126,467
       Accrued and other
        liabilities                   905        905       666       666
       Advances from Federal
        Home Loan Bank             21,850     21,780     7,000     6,913


                                 June 30, 1995             June 30, 1996
                           Contract         Estimated   Contract   Estimated
                             or            Unrealized      or     Unrealized
                           Notional           Gain      Notional     Gain
                            Amount           (Loss)      Amount    (Loss)

      Off-balance sheet
       financial
       instruments:
        Commitments to
         originate loans     $1,675                      $1,184


     The following methods and assumptions were used to estimate the fair value of the financial instruments.

     Cash and Cash Equivalents and Accrued and Other Liabilities - The carrying amounts of these items are a reasonable estimate of their fair value.

     Investment Securities, Mortgage-Related Securities and Assets Available for Sale - Estimated fair values of investments, mortgage-related securities and assets available for sale are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

     Capital Stock of Federal Home Loan Bank - The carrying value of capital stock of Federal Home Loan Bank approximates its fair value. Transactions in capital stock of FHLB have historically been settled at par value.

     Loans Receivable - Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as single family residential mortgage, multi-family residential mortgage, nonresidential, commercial business and installment. Each loan category is further segmented into fixed and variable interest rate categories. Future cash flows of these loans are discounted using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

     Commitments to Originate Loans - The estimated fair value of commitments to originate fixed-rate loans is determined based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. Based on that analysis, the estimated fair value of such commitments is a reasonable estimate of the loan commitments at par.

     The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17.  PARENT COMPANY FINANCIAL INFORMATION (Parent Company Only)

     Sentinel Financial Corporation was organized in September 1994 and began operations on January 7, 1995. The Company s balance sheets as of June 30, 1995 and 1996 and the related statements of income and cash flows for years ended June 30, 1995 and 1996 are as follows:


     Condensed Balance Sheets
     June 30, 1995 and 1996                                         1995          1996
      Assets:
       Cash                                                     $   227,183   $   326,000
       Due from subsidiary                                          282,614       189,429
       Investment in Sentinel Federal Savings and
        Loan Association of Kansas City                          10,192,590    11,169,434
                                                                -----------    ----------
      Total assets                                              $10,702,387   $11,684,863
                                                                ===========   ===========
      Liability and stockholders' equity:
       Liability - income taxes payable                             $ 1,221       $ 1,221

       Stockholders  equity:
        Serial preferred stock, $.01 par value;
          500,000 shares authorized, no shares
          issued or outstanding
        Common stock, $.01 par value; 2,000,000
          shares authorized, 513,423 shares issued                    5,134         5,134

        Additional paid-in capital                                4,602,678     4,627,459
        Unearned compensation -
          Employee Stock Ownership Plan                            (206,114)     (163,929)

        Retained earnings, substantially
          restricted                                              6,299,468     7,214,978
                                                                -----------   -----------

           Total stockholders' equity                            10,701,166    11,683,642
                                                                -----------   -----------
      Total liability and stockholders' equity                  $10,702,387   $11,684,863
                                                                ===========   ===========
     Condensed Statements of Income
     For the Years Ended June 30, 1994,
       1995 and 1996                                  1994          1995          1996
     Interest income                           $     8,717   $    16,750   $    16,940
     General and administrative expenses            (4,742)      (20,149)      (11,308)
                                               -----------   -----------   -----------
     Income (loss) before equity in
       undistributed earnings of Sentinel
       Federal Savings and Loan Associa-
       tion of Kansas City                           3,975        (3,399)        5,632

     Equity in undistributed earnings of
       Sentinel Federal Savings and Loan
       Association of Kansas City                  559,560       633,226       922,708
                                               -----------   -----------   -----------
         Net income                            $   563,535   $   629,827   $   928,340
                                               ===========   ===========   ===========

     Condensed Statements of Cash Flows
     For the Years Ended June 30, 1994,
       1995 and 1996

                                                             1994       1995       1996
     Cash flows from operating activities:
       Net income                                         $ 563,535   $ 629,827   $ 928,340
       Adjustments to reconcile net
        income to net cash provided by
        (used in) operating activities:
        Equity in undistributed earnings
         of Sentinel Federal Savings and
         Loan Association of Kansas City                   (559,560)   (633,226)   (922,708)
        Change in income taxes payable                        2,000        (779)
                                                          ---------   ---------   ---------
          Net cash provided by (used in)
           operating activities                               5,975      (4,178)      5,632
                                                          ---------   ---------   ---------
     Cash flows from investing activities:
       Purchase of Sentinel Federal
        Savings and Loan Association of
        Kansas City common stock                         (4,093,987)
     Cash flows from financing activities:
       Proceeds from sale of common stock                 4,193,987
       Reimbursement related to ESOP                         14,375      34,511      42,185
       Reimbursement related to Manage-
        ment Recognition Plan                                25,500      51,000      51,000
                                                          ---------   ---------   ---------
           Net cash provided by financing
           activities                                     4,233,862      85,511      93,185
                                                          ---------   ---------   ---------

     Increase in cash and cash equivalents                  145,850      81,333      98,817

     Cash and cash equivalents, beginning
      of year                                                           145,850     227,183
                                                          ---------   ---------   ---------
     Cash and cash equivalents, end of year               $ 145,850   $ 227,183   $ 326,000
                                                          =========   =========   =========

     These statements should be read in conjunction with the other notes related to the consolidated financial statements.

18.  PROPOSED FEDERAL LEGISLATION

     Legislation proposing a comprehensive reform of the banking and thrift industries is under consideration by the U.S. Congress. The proposed legislation would (i) impose a one-time assessment on thrift deposits of approximately 0.68% of qualifying deposits to recapitalize the SAIF, the fund which insures thrift deposits; (ii) merge the Bank Insurance Fund ("BIF") and the SAIF on January 1, 1998 at which time banks and thrifts would pay the same deposit insurance premiums; (iii) require federal savings associations to convert to a national bank or a state-chartered thrift by January 1, 1998; and (iv) abolish the OTS. While there can be no assurance that this proposed legislation will be effected, a one-time assessment could have an adverse impact on the Company s results of operations. Based on the estimated assessment of 0.68% and an assessment date of June 30, 1996, the assessment could result in expense to the Company of approximately $838,000.

19.  ACQUISITION

     On March 22, 1996, the Company entered into an Agreement and Plan of Merger and Reorganization (the Agreement ) to merge with Roosevelt Financial Group, Inc., the holding company of Roosevelt Bank ("Roosevelt"), a Federal savings bank. The transaction would result in the merger of the Association into Roosevelt Bank. Under the Agreement, the Association's shareholders will receive 1.4231 shares of Roosevelt stock for each share of the Company's common stock. The transaction is subject to Company shareholder and regulatory approvals. The consolidated financial statements do not reflect any purchase accounting adjustments that may result from the merger transaction.

                                    ******

                                                                      APPENDIX I

                            ------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  by and among

                        ROOSEVELT FINANCIAL GROUP, INC.,

                                ROOSEVELT BANK,

                         SENTINEL FINANCIAL CORPORATION

                                      and

          SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY

                            ------------------------



                                ----------------

                                 MARCH 22, 1996

                                ----------------

                               TABLE OF CONTENTS

                                                                           Page
RECITALS     ............................................................    1

ARTICLE I.   THE MERGER AND RELATED MATTERS..............................    1

        1.1  Merger;  Resulting Institution..............................    1
        1.2  Effective Time of the Merger................................    2
        1.3  Company Merger..............................................    2
        1.4  Closing.....................................................    6
        1.5  Reservation of Right to Revise Transaction..................    6

ARTICLE II.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             SENTINEL FINANCIAL AND SENTINEL FEDERAL.....................    6

        2.1  Organization and Authority..................................    6
        2.2  Subsidiaries................................................    7
        2.3  Capitalization..............................................    7
        2.4  Authorization...............................................    8
        2.5  Sentinel Financial Statements...............................    9
        2.6  Sentinel Reports............................................    9
        2.7  Properties and Leases.......................................    9
        2.8  Taxes.......................................................   10
        2.9  Material Adverse Change.....................................   10
       2.10  Commitments and Contracts...................................   11
       2.11  Litigation and Other Proceedings............................   12
       2.12  Insurance...................................................   12
       2.13  Compliance with Laws........................................   12
       2.14  Labor.......................................................   14
       2.15  Material Interests of Certain Persons.......................   14
       2.16  Allowance for Loan Losses; Nonperforming Assets.............   14
       2.17  Employee Benefit Plans......................................   15
       2.18  Conduct to Date.............................................   17
       2.19  Prospectus/Proxy Statement, etc.............................   17
       2.20  Registration Obligations....................................   18
       2.21  Takeover Provisions Not Applicable..........................   18
       2.22  Regulatory, Tax and Accounting Matters......................   18
       2.23  Brokers and Finders.........................................   18
       2.24  Community Reinvestment Act Compliance.......................   19
       2.25  Fairness Opinion............................................   19

ARTICLE III. REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             ROOSEVELT FINANCIAL AND ROOSEVELT BANK......................   19

        3.1  Organization and Authority..................................   19
        3.2  Capitalization of Roosevelt Financial.......................   19
        3.3  Authorization...............................................   20
        3.4  Roosevelt Financial Statements..............................   21
        3.5  Roosevelt Reports...........................................   21
        3.6  Material Adverse Change.....................................   21
        3.7  Litigation and Other Proceedings............................   22
        3.8  Compliance with Laws........................................   22
        3.9  Registration Statement, etc.................................   23
       3.10  Brokers and Finders.........................................   24
       3.11  Community Reinvestment Act Compliance.......................   24

ARTICLE IV.   CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME...........  24

        4.1   Conduct of Businesses Prior to the Effective Time...........  24
        4.2   Forbearances................................................  24

ARTICLE V.    ADDITIONAL AGREEMENTS.......................................  26

        5.1   Access and Information......................................  26
        5.2   Registration Statement; Regulatory Matters..................  27
        5.3   Stockholder Approval........................................  27
        5.4   Current Information.........................................  28
        5.5   Agreements of Affiliates....................................  28
        5.6   Expenses....................................................  28
        5.7   Miscellaneous Agreements and Consents.......................  28
        5.8   Employee Agreements and Benefits............................  29
        5.9   Press Releases..............................................  32
       5.10   D&O Indemnification and Insurance...........................  32
       5.11   Third Parties...............................................  32
       5.12   Schedule 13D or 13G Filings.................................  32
       5.13   Dissenting Shareholders' Appraisal Rights...................  33
       5.14   Reservation of Shares.......................................  33
       5.15   Nasdaq Listing..............................................  33
       5.16   Assistance with Third-Party Agreements......................  33
       5.17   Notices and Communications..................................  33
       5.18   Insurance Policies Assignment...............................  33

ARTICLE VI.   CONDITIONS..................................................  34

        6.1   Conditions to Each Party's Obligation to Effect the Merger..  34
        6.2   Conditions to Obligations of Sentinel Financial and
              Sentinel Federal to Effect the Merger.......................  35
        6.3   Conditions to Obligations of Roosevelt Financial and
              Roosevelt Bank to Effect the Merger.........................  36

ARTICLE VII.  TERMINATION, AMENDMENT AND WAIVER...........................  37

        7.1   Termination.................................................  37
        7.2   Effect of Termination.......................................  37
        7.3   Amendment...................................................  38
        7.4   Severability................................................  39
        7.5   Waiver......................................................  39

ARTICLE VIII. GENERAL PROVISIONS..........................................  39

        8.1   Non-Survival of Representations, Warranties and Agreements..  39
        8.2   Notices.....................................................  39
        8.3   Miscellaneous...............................................  40

Exhibit A - Form of Voting Agreement (intentionally omitted)
Exhibit B - Subsidiary Agreement and Plan of Merger (intentionally omitted)

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                -----------------------------------------------


     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement"), dated March 22, 1996, is by and among ROOSEVELT FINANCIAL GROUP, INC., a Delaware corporation ("Roosevelt Financial"), ROOSEVELT BANK, a federally chartered savings bank and a wholly owned subsidiary of Roosevelt Financial ("Roosevelt Bank"), SENTINEL FINANCIAL CORPORATION, a Delaware corporation ("Sentinel Financial"), and SENTINEL FEDERAL SAVINGS AND LOAN ASSOCIATION OF KANSAS CITY, a federally chartered savings association and a wholly owned subsidiary of Sentinel Financial ("Sentinel Federal").

     A. Roosevelt Financial, Roosevelt Bank, Sentinel Financial and Sentinel Federal wish to provide for the terms and conditions of the following described business combination in which Sentinel Financial will be merged with Roosevelt Financial (the "Company Merger"), followed immediately by the merger of Sentinel Federal with Roosevelt Bank (the "Bank Merger") pursuant to the Subsidiary Agreement and Plan of Merger, attached hereto as Exhibit B (the "Subsidiary Merger Agreement"). The surviving entity of the Bank Merger shall sometimes be referred to herein as the "Surviving Bank." The Company Merger and the Bank Merger are collectively referred to herein as the "Merger."

     B. For federal income tax purposes, it is intended that the Company Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), the Bank Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code and this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code.

     C. For accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.

     D . The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Roosevelt Financial's willingness to enter into this Agreement, Roosevelt Financial and each of the directors of Sentinel Financial have entered into voting agreements in the form attached hereto as Exhibit A (the "Voting Agreements").

     Accordingly, and in consideration of the representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                         THE MERGER AND RELATED MATTERS


     1.1  Merger; Resulting Institution. Subject to the terms and conditions of
          -----------------------------
this Agreement, and pursuant to the provisions of the Delaware General Corporation Law (the "DGCL"), the Federal Deposit Insurance Act (the "FDIA"), the Home Owners' Loan Act (the "HOLA") and the rules and regulations promulgated under the HOLA (the "Thrift Regulations"), (a) at the Effective Time (as hereinafter defined), Sentinel Financial shall be merged with and into Roosevelt Financial pursuant to the terms and conditions set forth herein and (b) thereafter, at the Bank Merger Effective Time (as hereinafter defined), Sentinel Federal shall be merged with Roosevelt Bank pursuant to the terms and conditions set forth in the Subsidiary Merger Agreement. Upon the consummation of the Company Merger, the separate corporate existence of Sentinel Financial shall cease and Roosevelt Financial shall continue as the surviving corporation. The name of Roosevelt Financial, as the resulting institution of the Company Merger shall remain "Roosevelt Financial Group, Inc." From and after the Effective Time, Roosevelt Financial, as the surviving corporation of the Company Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Roosevelt Financial and Sentinel Financial, all as more fully described in the DGCL. The Bank Merger will be consummated pursuant to the terms and conditions set forth in the Subsidiary Merger Agreement.

     1.2  Effective Time of the Merger.  As soon as practicable after each of
          ----------------------------
the conditions set forth in Article 6 hereof have been satisfied or waived, the parties will file, or cause to be filed, with the Secretary of State of the State of Delaware and the Office of Thrift Supervision (the "OTS") such certificates of merger, articles of combination and other documents as they may deem necessary or appropriate for the Company Merger and the Bank Merger, which certificates of merger, articles of combination and other documents shall in each case be in the form required by and executed in accordance with the applicable provisions of the DGCL and the Thrift Regulations, respectively. The Company Merger shall become effective at the time the certificate of merger for such merger is filed with the Secretary of State of the State of Delaware (the "Effective Time"), which, if practicable, shall be on the same day as the Closing (as defined in Section 1.4 hereof) or at such other date and time as may be agreed to by the parties and specified in the certificate of merger in accordance with applicable law. The Bank Merger shall become effective at the time the articles of combination for such merger are endorsed by the Secretary of the OTS pursuant to the Thrift Regulations (the "Bank Merger Effective Time"). The parties shall cause the Company Merger to become effective immediately prior to the Bank Merger.

     1.3  Company Merger.
          --------------

          (a) Conversion of Sentinel Financial Common Stock.  At the Effective
              ---------------------------------------------
          Time:

              (i) Each share of common stock of Sentinel Financial, $.01 par value per share (the "Sentinel Financial Common Stock"), issued and outstanding immediately prior thereto (except for Dissenting Shares, if applicable, as defined in Section 1.3(c) hereof) shall, by virtue of the Company Merger and without any action on the part of the holder thereof, but subject to Section 1.3(e) hereof, be converted into the right to receive from Roosevelt Financial 1.4231 shares (the "Exchange Ratio") of common stock of Roosevelt Financial, par value $.01 per share ("Roosevelt Financial Common Stock"). The foregoing sentence notwithstanding:

                   (A) if the weighted average sale price of all Roosevelt Financial Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date (the "Average Pre-Closing Trading Price") is less than $15.83 per share (the "Minimum Average Price"), the Exchange Ratio shall be equal to $22.525 divided by the Average Pre-Closing Trading Price; and

                   (B) if the Average Pre-Closing Trading Price is greater than $21.42 per share (the "Maximum Average Price"), the Exchange Ratio shall be equal to $30.475 divided by the Average Pre-Closing Trading Price.

              In the event, subsequent to the date of this Agreement but prior to the Effective Time, of a reclassification, recapitalization, stock dividend, stock split or reverse stock split with respect to the outstanding shares of Roosevelt Financial Common Stock, a conversion of the outstanding shares of Roosevelt Financial Common Stock into other securities, or the establishment of a date during such period as the record date for determining holders of Roosevelt Financial Common Stock with respect to any of the foregoing, then the Exchange Ratio, the Minimum Average Price and/or the Maximum Average Price, as appropriate, shall be appropriately adjusted.

              Notwithstanding any other provision of this Agreement, any shares of Sentinel Financial Common Stock issued and outstanding immediately prior to the Effective Time which are then owned beneficially or of record by Roosevelt Financial, Roosevelt Bank, Sentinel Financial, Sentinel Federal or by any direct or indirect Subsidiary (as hereinafter defined) of any of them or held in the treasury of Sentinel Financial (other than any shares of Sentinel Financial Common Stock held (A) directly or indirectly in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties or (B) in respect of a debt previously contracted) shall, by virtue of the Company Merger, be canceled without payment of any consideration therefor and without any conversion thereof.

              (ii) Each share of Roosevelt Financial Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall remain issued and outstanding or held in treasury and continue to be an identical issued and outstanding or treasury share of Roosevelt Financial Common Stock after the Effective Time.

              (iii) The holders of certificates representing shares of Sentinel Financial Common Stock shall cease to have any rights as stockholders of Sentinel Financial, except such rights, if any, as they may have pursuant to the DGCL. Except as provided above, until certificates representing shares of Sentinel Financial Common Stock are surrendered for exchange, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of whole shares of Roosevelt Financial Common Stock into which their shares of Sentinel Financial Common Stock shall have been converted by the Company Merger as provided above and the right to receive the cash value of any fraction of a share of Roosevelt Financial Common Stock as provided below (collectively, the "Merger Consideration").

          (b) Reservation of Shares.  Prior to the Effective Time, the Board of
              ---------------------
     Directors of Roosevelt Financial shall reserve for issuance a sufficient number of shares of Roosevelt Financial Common Stock for the purpose of issuing its shares to Sentinel Financial's stockholders in accordance herewith.

          (c) Dissenting Shares.  Any shares of Sentinel Financial Common
              -----------------
     Stock held by a holder who shall not have voted such shares in favor of the Company Merger and who shall have complied with the applicable procedures of Section 262 of the DGCL (if applicable) and becomes entitled to obtain payment for the appraised value of such shares pursuant to Section 262 of the DGCL (if applicable) shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the DGCL. All payments in respect of Dissenting Shares shall be from funds of Roosevelt Financial and not from the acquired assets of Sentinel Financial.

          (d) Exchange of Sentinel Financial Common Stock
              -------------------------------------------

              (i) As soon as reasonably practicable after the Effective Time, but in no event later than ten days after the Effective Time, holders of record of certificates formerly representing shares of Sentinel Financial Common Stock (the "Certificates") shall be instructed to tender such Certificates to an independent exchange agent to be selected by Roosevelt Financial (the "Exchange Agent") pursuant to a letter of transmittal that Roosevelt Financial shall deliver or cause to be delivered to such holders. Such letter of transmittal shall specify that risk of loss and title to Certificates shall pass only upon acceptance of such Certificates by the Exchange Agent.

              (ii) After the Effective Time, each holder of a Certificate that surrenders such Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to the Merger Consideration payable in respect of the shares represented thereby.

              (iii) The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as Roosevelt Financial or the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Roosevelt Financial or the Exchange Agent may reasonably require.

              (iv) Each outstanding Certificate, other than those representing Dissenting Shares, shall, until duly surrendered to Roosevelt Financial or the Exchange Agent, be deemed to evidence the right to receive the Merger Consideration.

              (v) After the Effective Time, holders of Certificates shall cease to have rights with respect to the Sentinel Financial Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Dissenting Shares) shall be to exchange such Certificates for the Merger Consideration. After the Effective Time, there shall be no further transfer on the records of Sentinel Financial of Certificates, and if such Certificates are presented to Sentinel Financial for transfer, they shall be canceled against delivery of the Merger Consideration. Roosevelt Financial shall not be obligated to deliver the Merger Consideration to any holder of Sentinel Financial Common Stock until such holder surrenders the Certificates as provided herein. No dividends declared will be remitted to any person entitled to receive Roosevelt Financial Common Stock under this Agreement until such person surrenders the Certificate representing the right to receive such Roosevelt Financial Common Stock, at which time such dividends shall be remitted to such person, without interest and less any taxes that may have been imposed thereon. Certificates surrendered for exchange by any person constituting an "affiliate" of Sentinel Financial for purposes of Rule 145 under the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act") shall not be exchanged for certificates representing Roosevelt Financial Common Stock until Roosevelt Financial has received a written agreement from such person as specified in Section 5.5. Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of Sentinel Financial Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Roosevelt Financial and the Exchange Agent shall be entitled to rely upon the stock transfer books of Sentinel Financial to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Roosevelt Financial and the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (e) No Fractional Shares. Notwithstanding any other provision of this
              --------------------
     Agreement, neither certificates nor scrip for fractional shares of Roosevelt Financial Common Stock shall be issued in the Company Merger. Each holder who otherwise would have been entitled to a fraction of a share of Roosevelt Financial Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Roosevelt Share Price on the last business day preceding the Effective Time. The "Roosevelt Share Price" shall mean the closing sale price of one share of Roosevelt Financial Common Stock as reported on the Nasdaq National Market. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional shares interest.

          (f) Stock Options. The Sentinel Financial Corporation 1994 Stock
              -------------
     Option Plan and all amendments thereto included in Schedule 2.3 (the "Sentinel Financial Option Plan") and each option granted thereunder outstanding on the date hereof (including options granted to the non-employee directors of Sentinel Financial pursuant to any amendment of the Sentinel Financial Option Plan), included in Schedule 2.3, and remaining outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by Roosevelt Financial and each such option shall be converted automatically into an option to purchase shares of Roosevelt Financial Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Sentinel Financial Option Plan):

              (i) The number of shares of Roosevelt Financial Common Stock to be subject to the new option shall be equal to the product of the number of shares of Sentinel Financial Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of Roosevelt Financial Common Stock resulting from such multiplication shall be rounded to the nearest share; and

              (ii) The exercise price per share of Roosevelt Financial Common Stock under the new option shall be equal to the exercise price per share of Sentinel Financial Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent.

          The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option, except that all references to Sentinel Financial shall be deemed to be references to Roosevelt Financial.

          (g)  Certificate of Incorporation and Bylaws of the Surviving
               --------------------------------------------------------
     Corporation. The Certificate of Incorporation and bylaws of Roosevelt
     -----------
     Financial, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and bylaws of Roosevelt Financial, as the surviving corporation of the Company Merger, until either is thereafter amended in accordance with applicable law.

          (h)  Directors and Officers of the Surviving Corporation. The
               ---------------------------------------------------
     directors and officers of Roosevelt Financial immediately prior to the Effective Time shall be the directors and officers of Roosevelt Financial, as the surviving corporation of the Company Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

     1.4  Closing. Subject to the provisions of Article 6 hereof, the closing
          -------
of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable after satisfaction or waiver of all of the conditions to Closing, and shall occur no later than 10:00 a.m. on the last business day of the first calendar month following the satisfaction of all of the conditions to Closing, at the executive offices of Roosevelt Financial or at such other date, time and location as is mutually agreed to by Roosevelt Financial and Sentinel Financial. The date on which the Closing actually occurs is herein referred to as the "Closing Date".

     1.5  Reservation of Right to Revise Transaction.  Roosevelt Financial shall
          ------------------------------------------
have the unilateral right to change the method of effecting the Merger (including without limitation the provisions of this Article I), to the extent permitted by applicable law and to the extent it deems such change to be desirable, provided, however, that no such change shall (a) alter or change the amount or kind of the Merger Consideration or the treatment of stock options as set forth in Section 1.3(f) and shares subject to forfeiture restrictions as set forth in Section 5.8(b) hereof, (b) diminish the benefits to be received by the directors, officers or employees of Sentinel Financial and Sentinel Federal as set forth in this Agreement or in any other agreements between the parties made in connection with this Agreement, (c) materially impede or delay the consummation of the Company Merger or (d) adversely affect the tax treatment of Sentinel Financial stockholders as a result of receiving the Merger Consideration. Roosevelt may exercise this right of revision by giving written notice thereof in the manner provided in Section 8.2 of this Agreement. Roosevelt Financial may make, and Sentinel Financial's Board of Director's shall approve and its duly authorized representative shall execute, such amendments as are permitted by this Section 1.5.


                                   ARTICLE II

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                   OF SENTINEL FINANCIAL AND SENTINEL FEDERAL

     Sentinel Financial and Sentinel Federal represent and warrant to and covenant with Roosevelt Financial and Roosevelt Bank as follows:

     2.1  Organization and Authority.  Sentinel Financial is a corporation duly
          --------------------------
organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the financial condition, assets, deposit liabilities, results of operations or business (collectively, the "Condition") of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole, and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. The term "Subsidiary" when used with respect to any party means any entity (including without limitation any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated) which is consolidated with such party for financial reporting purposes. Sentinel Financial is registered as a savings and loan holding company with the OTS under the HOLA. True and complete copies of the Certificate of Incorporation and Bylaws of Sentinel Financial and of the Charter and Bylaws of Sentinel Federal, each as in effect on the date of this Agreement, are set forth in Schedule 2.1 hereto.

     2.2  Subsidiaries.  Set forth in Schedule 2.2 is a complete and correct
          ------------
list of all Subsidiaries of Sentinel Financial (each a "Sentinel Financial Subsidiary" and collectively the "Sentinel Financial Subsidiaries"). Other than the Sentinel Financial Subsidiaries, there are no entities in which Sentinel Financial has a five percent or greater direct or indirect equity or ownership interest. All outstanding Equity Securities (as defined in Section 2.3) of each Sentinel Financial Subsidiary, except as set forth on Schedule 2.2, are owned directly or indirectly by Sentinel Financial. Except as set forth on Schedule 2.2, all of the outstanding shares of capital stock of the Sentinel Financial Subsidiaries are validly issued, fully paid and nonassessable and are owned directly or indirectly by Sentinel Financial free and clear of any lien, claim, charge, option, encumbrance, agreement, mortgage, pledge, security interest or restriction (each a "Lien") with respect thereto. Each of the Sentinel Financial Subsidiaries is a corporation, savings association, or other entity duly incorporated or organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Sentinel Financial Subsidiaries is duly qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it so to be qualified, except where the failure to be so qualified, individually or in the aggregate, would not have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole. Except as set forth on Schedule 2.2 and except for shares of stock of the Federal Home Loan Bank of Des Moines (the "FHL Bank"), Sentinel Financial does not own beneficially, directly or indirectly, any shares of any class of Equity Securities or similar interests of any corporation, bank, business trust, association or similar organization. Sentinel Federal is a federally chartered stock savings association. The deposits of Sentinel Federal are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). Sentinel Federal is a member of the FHL Bank. Sentinel Federal is a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code. Except as set forth on Schedule 2.2, neither Sentinel Financial nor any Sentinel Financial Subsidiary holds any interest in a partnership or joint venture of any kind.

     2.3  Capitalization.  The authorized capital stock of Sentinel Financial
          --------------
consists of (i) 2,000,000 shares of Sentinel Financial Common Stock, of which, as of the date hereof, 513,423 shares are issued and outstanding (exclusive of shares that are held in the treasury of Sentinel Financial and not subject to conversion pursuant to Section 1.3(a)(i) hereof) and (ii) 500,000 shares of preferred stock, $.01 par value per share, of which none are issued or
outstanding.   As of the date hereof, Sentinel Financial had reserved 51,342 shares of Sentinel Financial Common Stock for issuance under the Sentinel Financial Option Plan, pursuant to which options covering 48,453 shares of Sentinel Financial Common Stock are outstanding as of the date hereof (including 6,000 options granted to non-employee directors of Sentinel Financial on October 18, 1995). Schedule 2.3 includes a copy of the Sentinel Financial Option Plan, each form of agreement entered into by Sentinel Financial with respect thereto and a list of the names of all optionees and the numbers of shares, exercise prices and vesting and expiration dates of their respective options. Since June 30, 1995, no Equity Securities of Sentinel Financial have been issued, other than shares of Sentinel Financial Common Stock which may have been issued pursuant to the Sentinel Financial Option Plan. Except as set forth above, there are no other Equity Securities of Sentinel Financial outstanding. "Equity Securities" of an issuer means capital stock or other equity securities of such issuer, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such issuer, or contracts, commitments, understandings or arrangements by which such issuer is or may become bound to issue additional shares of its capital stock or other equity securities of such issuer, or options, warrants, scrip or rights to purchase, acquire, subscribe to, calls on or commitments for any shares of its capital stock or other equity securities. All of the issued and outstanding shares of Sentinel Financial Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive right of any stockholder of Sentinel Financial.

     2.4  Authorization.
          -------------

          (a) Sentinel Financial and Sentinel Federal have the corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by the stockholders of Sentinel Financial, to carry out their obligations hereunder. The only stockholder vote required for Sentinel Financial to approve this Agreement is the affirmative vote of the holders of at least a majority of the outstanding shares of Sentinel Financial Common Stock entitled to vote thereon. The execution, delivery and performance of this Agreement by Sentinel Financial and Sentinel Federal and the consummation by Sentinel Financial and Sentinel Federal of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Sentinel Financial and Sentinel Federal. Subject to the approval of Sentinel Financial's stockholders and subject to the receipt of such approvals of Regulatory Authorities (as defined in Section 2.6) as may be required by statute or regulation, this Agreement is a valid and binding obligation of Sentinel Financial and Sentinel Federal enforceable against Sentinel Financial and Sentinel Federal in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability affecting creditors' rights and to general equity principles.

          (b) Neither the execution, delivery or performance by Sentinel Financial and Sentinel Federal of this Agreement, nor the consummation by Sentinel Financial and Sentinel Federal of the transactions contemplated hereby, nor compliance by Sentinel Financial and Sentinel Federal with any of the provisions hereof, will (i) violate or conflict with any term, condition or provision of its certificate of incorporation, charter or bylaws, (ii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the properties or assets of Sentinel Financial or any Sentinel Financial Subsidiary under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sentinel Financial or any Sentinel Financial Subsidiary is a party or by which it may be bound, or to which Sentinel Financial or any Sentinel Financial Subsidiary or any of their properties or assets may be subject, or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) of this Section 2.4, to the best knowledge of Sentinel Financial and of each Sentinel Financial Subsidiary (collectively, the "Best Knowledge of Sentinel"), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Sentinel Financial or any Sentinel Financial Subsidiary or any of their respective material properties or assets.

          (c) Other than in connection or in compliance with the provisions of the DGCL, the Securities Act, the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Savings and Loan Holding Company Act (the "Holding Company Act"), the FDIA, the HOLA, the Thrift Regulations, the Bank Merger Act (the "BMA") and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary on the part of Sentinel Financial or Sentinel Federal for the consummation by them of the transactions contemplated by this Agreement.

     2.5  Sentinel Financial Statements.  The consolidated balance sheets of
          -----------------------------
Sentinel Financial and the Sentinel Financial Subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the three-year period ended June 30, 1995, together with the notes thereto, audited by Deloitte & Touche LLP and included in Sentinel Financial's annual report on Form 10-KSB for the year ended June 30, 1995 as filed with the Securities and Exchange Commission (the "SEC"), and the unaudited consolidated condensed balance sheets of Sentinel Financial and the Sentinel Financial Subsidiaries as of September 30 and December 31, 1995, and the related unaudited consolidated condensed statements of income and cash flows for the periods then ended, included in Sentinel Financial's quarterly reports on Form 10-QSB for the periods then ended (each, a "Sentinel Financial Form 10-QSB") as filed with the SEC (collectively, the "Sentinel Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except for the omission of notes to unaudited statements and except for the adoption of FASB 115 for the year ended June 30, 1994), present fairly the consolidated financial position of Sentinel Financial and the Sentinel Financial Subsidiaries at such dates, and the consolidated results of operations, cash flows and changes in stockholders' equity of Sentinel Financial and the Sentinel Financial Subsidiaries for the periods stated therein and are derived from the books and records of Sentinel Financial and the Sentinel Financial Subsidiaries, which are complete and accurate in all material respects and have been maintained in accordance with good business practices. Neither Sentinel Financial nor any of the Sentinel Financial Subsidiaries has any material contingent liabilities that are not described in the financial statements described above.

     2.6  Sentinel Reports.  Since June 30, 1995, each of Sentinel Financial and
          ----------------
the Sentinel Financial Subsidiaries has filed all material reports, registrations and statements, together with any required material amendments thereto, including, but not limited to, Forms 10-KSB (including Sentinel Financial's Annual Report on Form 10-KSB for the fiscal year ended June 30,
1995), Forms 10-QSB, Forms 8-K and proxy statements, that it was required to file with (i) the SEC, (ii) the OTS, (iii) the FHL Bank and the Federal Home Loan Bank System, (iv) the FDIC and (v) any other federal, state, municipal, local or foreign government, securities, banking, savings and loan, insurance and other governmental or regulatory authority and the agencies and staffs thereof (the entities in the foregoing clauses (i) through (v) being referred to herein collectively as the "Regulatory Authorities" and individually as a "Regulatory Authority"). All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Sentinel Reports." As of its respective date, each Sentinel Report complied in all material respects with all of the rules and regulations promulgated by the applicable Regulatory Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.7  Properties and Leases.  Except (i) as may be reflected in the Sentinel
          ---------------------
Financial Statements, (ii) any Lien for current taxes not yet delinquent and
(iii) with respect to assets classified as real estate owned, Sentinel Financial and the Sentinel Financial Subsidiaries have good title free and clear of any material Lien to all the real and personal property reflected in Sentinel Financial's consolidated balance sheet as of December 31, 1995 included in the most recent Sentinel Financial Form 10-QSB and, in each case, all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases material to Sentinel Financial or any Sentinel Financial Subsidiary, pursuant to which Sentinel Financial or the Sentinel Financial Subsidiary is a lessee or lessor of real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any material existing default by

Sentinel Financial or any Sentinel Financial Subsidiary or any event which, with notice or lapse of time or both, would constitute a material default by Sentinel Financial or any Sentinel Financial Subsidiary. Substantially all of Sentinel Financial's and the Sentinel Financial Subsidiaries' buildings, structures and equipment in regular use are in good and serviceable condition, normal wear and tear excepted. To the Best Knowledge of Sentinel, none of the buildings, structures and equipment of Sentinel Financial or any Sentinel Financial Subsidiary violates or fails to comply in any material respect with any applicable health, fire, environmental, safety, zoning or building laws or ordinances or any restrictive covenant pertaining thereto.

     2.8  Taxes.  Except as set forth on Schedule 2.8, Sentinel Financial and
          -----
each Sentinel Financial Subsidiary have timely filed or will timely (including extensions) file all tax returns and reports required to be filed at or prior to the Closing Date ("Sentinel Financial Returns"). Each of Sentinel Financial and the Sentinel Financial Subsidiaries has paid, or set up adequate reserves on the Sentinel Financial Statements for the payment of, all taxes required to be paid in respect of the periods covered by such returns and reports. To the Best Knowledge of Sentinel, neither Sentinel Financial nor any Sentinel Financial Subsidiary will have any liability material to the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole, for any such taxes in excess of the amounts so paid or reserves so established and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitely) against any of Sentinel Financial or any Sentinel Financial Subsidiary which would not be covered by existing reserves. Except as set forth on Schedule 2.8, neither Sentinel Financial nor any Sentinel Financial Subsidiary is delinquent in the payment of any tax, assessment or governmental charge, nor has it requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed and no requests for waivers of the time to assess any tax are pending. No federal and state income tax returns of Sentinel Financial and the Sentinel Financial Subsidiaries have been audited by the Internal Revenue Service (the "IRS") or appropriate state tax authorities for the five most recent full calendar years. There is no deficiency or refund litigation or matter in controversy with respect to Sentinel Financial's Returns. Except as set forth on Schedule 2.8, neither Sentinel Financial nor any Sentinel Financial Subsidiary (i) has extended or waived any statute of limitations on the assessment of any tax due; (ii) is a party to any agreement providing for the allocation or sharing of taxes (other than the allocation of federal income taxes as provided by regulation 1.1552-1(a)(1) under the Code); (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method (nor has the IRS has proposed any such adjustment or change of accounting method) or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     2.9  Material Adverse Change.  Except as set forth on Schedule 2.9, since
          -----------------------
June 30, 1995, there has been no material adverse change in the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole; provided however, that in determining whether a material adverse change has occurred there shall be excluded any effect the cause of which is: (i) any change in banking, tax and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP or regulatory accounting requirements applicable to savings associations or their holding companies generally, (iii) any changes in general economic conditions affecting financial institutions generally, including, but not limited to, changes in interest and deposit rates, (iv) a special assessment on SAIF members or other action taken by the FDIC in connection with the funding of the SAIF, or (v) any action or omission of Sentinel Financial or any Sentinel Financial Subsidiary taken pursuant to the written request of Roosevelt Financial.

     2.10 Commitments and Contracts.
          -------------------------

          (a) Except as set forth on Schedule 2.10 (and with a true and correct copy of the document or other item in question attached to such Schedule), neither Sentinel Financial nor any Sentinel Financial Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

              (i) any agreement, arrangement or commitment (A) not made in the ordinary course of business, (B) by virtue of which the consent or approval of any third party (other than a Regulatory Authority) is required for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger or (C) pursuant to which Sentinel Financial or any of the Sentinel Financial Subsidiaries is or may become obligated to invest in or contribute capital to any Sentinel Financial Subsidiary or any other entity;

              (ii) any agreement, indenture or other instrument not disclosed in the Sentinel Financial Statements relating to the borrowing of money by Sentinel Financial or any Sentinel Financial Subsidiary or the guarantee by Sentinel Financial or any Sentinel Financial Subsidiary of any such obligation (other than trade payables or instruments related to transactions entered into in the ordinary course of business by any Sentinel Financial Subsidiary, such as deposits, Fed Funds borrowings, FHL Bank advances and repurchase agreements);

              (iii) any contract, agreement or understanding with any labor union or collective bargaining organization;

              (iv) any contract containing covenants which limit the ability of Sentinel Financial or any Sentinel Financial Subsidiary to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, Sentinel Financial or any Sentinel Financial Subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority);

              (v) any off-balance sheet financial instruments, including without limitation letters of credit, unfunded commitments (other than unfunded commitments made in the ordinary course of business and consistent with past practice) and derivative financial instruments;

              (vi) any contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC that is not listed under Item 13 of Sentinel Financial's Annual Report on Form 10-KSB for the year ended June 30, 1995; or

              (vii) any contract or agreement (A) not terminable by Sentinel Financial or any of its Subsidiaries on 30 or fewer days' notice or
          (B) involving annual payments by or to them aggregating $25,000 or more.

          (b) Neither Sentinel Financial nor any Sentinel Financial Subsidiary is in violation of its certificate of incorporation, charter or bylaws or in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except in each case where such violation or default would not have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole.

     2.11 Litigation and Other Proceedings.  Other than as set forth on Schedule
          --------------------------------
2.11, there is no claim, action, suit, investigation or proceeding, pending or, to the Best Knowledge of Sentinel, threatened against Sentinel Financial or any Sentinel Financial Subsidiary, nor are they subject to any order, judgment or decree, except for matters which do not involve a claim for damages for more than $50,000 or for non-monetary relief, but not excepting any actions, suits or proceedings which purport or seek to enjoin or restrain the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 2.11, there are no actions, suits, or proceedings pending or, to the Best Knowledge of Sentinel, threatened against Sentinel Financial or any Sentinel Financial Subsidiary or any of their respective officers or directors by any stockholder of Sentinel Financial or any Sentinel Financial Subsidiary (or by any former stockholder of Sentinel Financial or any Sentinel Financial Subsidiary relating to or arising out of such person's status as a stockholder or former stockholder) or involving claims under the Securities Act, the Exchange Act, the Community Reinvestment Act of 1977 (the "CRA") or the fair lending laws.

     2.12 Insurance.  Each of Sentinel Financial and the Sentinel Financial
          ---------
Subsidiaries has taken or will timely take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time that are known to Sentinel Financial. Set forth on Schedule 2.12 is a list of all insurance policies (excluding policies maintained on one- to four-family residential properties acquired through foreclosure) maintained by or for the benefit of Sentinel Financial or any of the Sentinel Financial Subsidiaries or their respective directors, officers, employees or agents. Neither Sentinel Financial nor any of the Sentinel Financial Subsidiaries has, during the past three years, had an insurance policy canceled or been denied insurance coverage for which any of such companies has applied.

     2.13 Compliance with Laws.
          --------------------

          (a) Sentinel Financial and each of the Sentinel Financial
     Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted, except where the failure to have all such permits, licenses, authorizations, orders and approvals or to have made all such filings would not have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Best Knowledge of Sentinel, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current.

          (b) (i) Each of Sentinel Financial and the Sentinel Financial Subsidiaries has complied with all laws, regulations and orders (including without limitation zoning ordinances, building codes, the Employee Retirement Income Security Act of 1974 ("ERISA"), and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations, and including without limitation, in the case of any Sentinel Financial Subsidiary that is a savings bank or savings and loan association, banking organization, banking corporation or trust company, all statutes, rules, regulations and policy statements pertaining to the conduct of a banking, deposit-taking, lending or related business, or to the exercise of trust powers) and governing instruments applicable to them and to the conduct of their business, except such noncompliance as, individually and in the aggregate, would not have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole, and (ii) neither Sentinel Financial nor any Sentinel Financial Subsidiary is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in a default under, the terms of any judgment, order, writ, decree, permit, or license of any Regulatory Authority or court, whether federal, state, municipal, or local and whether at law or in equity, except such defaults as, individually and in the aggregate, would not have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole. Except as set forth in Schedule 2.13B, neither Sentinel Financial nor any Sentinel Financial Subsidiary is subject to or reasonably likely to incur a liability as a result of its past or present ownership, operation, or use of any Property (as defined below) of Sentinel Financial or any Sentinel Financial Subsidiary (whether directly or, to the Best Knowledge of Sentinel, as a consequence of such Property being part of the investment portfolio of Sentinel Financial or any Sentinel Financial Subsidiary) (A) that is contaminated by or contains any hazardous waste, toxic substance, or related materials, including without limitation asbestos, PCBs, pesticides, herbicides, and any other substance or waste that is hazardous to human health or the environment (collectively, a "Toxic Substance"), or
     (B) on which any Toxic Substance has been stored, disposed of, placed, or used in the construction thereof; and which, in any such case or in the aggregate, reasonably could be expected to have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole. "Property" of a person shall include all property (real or personal) owned, leased or controlled by such person, including without limitation property under foreclosure, property held by such person or any Subsidiary of such person in its capacity as a trustee and property in which any venture capital or similar unit of such person or any Subsidiary of such person has an interest. No claim, action, suit, or proceeding is pending against Sentinel Financial or any Sentinel Financial Subsidiary relating to Property of Sentinel Financial or any Sentinel Financial Subsidiary before any court or other Regulatory Authority or arbitration tribunal relating to hazardous substances, pollution, or the environment, and there is no outstanding judgment, order, writ, injunction, decree, or award against or, to the Best Knowledge of Sentinel, materially adversely affecting Sentinel Financial or any Sentinel Financial Subsidiary with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Sentinel Financial or any Sentinel Financial Subsidiary which reasonably could be expected to have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole.

          (c) Since June 30, 1995, except as set forth on Schedule 2.13C, neither Sentinel Financial nor any Sentinel Financial Subsidiary has received any notification or communication as to any matter which has not been resolved from any Regulatory Authority (i) asserting that Sentinel Financial or any Sentinel Financial Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, except with respect to matters which reasonably could not be expected to have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole, (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole, including without limitation Sentinel Federal's status as an insured depositary institution under the FDIA, or (iii) requiring or threatening to require Sentinel Financial or any of the Sentinel Financial Subsidiaries, or indicating that Sentinel Financial or any of the Sentinel Financial Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to direct, restrict or limit in any manner the operations of Sentinel Financial or any of the Sentinel Financial Subsidiaries, including without limitation any restriction on the payment of dividends. No such cease and desist order, agreement or memorandum of understanding or other agreement is currently in effect.

          (d) Except as a result of the conversion of Sentinel Federal from mutual to stock form or the acquisition of control of Sentinel Federal by Sentinel Financial, neither Sentinel Financial nor any Sentinel Financial Subsidiary is required by Section 32 of the FDIA to give prior notice to any federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

     2.14 Labor.  No work stoppage involving Sentinel Financial or any Sentinel
          -----
Financial Subsidiary is pending or, to the Best Knowledge of Sentinel, threatened. Neither Sentinel Financial nor any Sentinel Financial Subsidiary is involved in, or, to the Best Knowledge of Sentinel, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which reasonably could be expected to have a material adverse effect on the Condition of Sentinel Financial and the Sentinel Financial Subsidiaries, taken as a whole. No employees of Sentinel Financial or any Sentinel Financial Subsidiary are represented by any labor union or any collective bargaining organization.

     2.15 Material Interests of Certain Persons.
          -------------------------------------

          (a) Except as set forth in Sentinel Financial's Proxy Statement for its 1995 Annual Meeting of Stockholders, to the Best Knowledge of Sentinel, no officer or director of Sentinel Financial or any Subsidiary of Sentinel Financial, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of Sentinel Financial or any Sentinel Financial Subsidiary, which in the case of Sentinel Financial is required to be disclosed by Item 404 of Regulation S-K promulgated by the SEC or in the case of any Sentinel Financial Subsidiary would be required to be so disclosed if such Sentinel Financial Subsidiary had a class of securities registered under Section 12 of the Exchange Act.

          (b) Except as set forth in Sentinel Financial's Proxy Statement for its 1995 Annual Meeting of Stockholders or on Schedule 2.15, there are no loans in excess of $100,000 from Sentinel Financial or any Sentinel Financial Subsidiary to any present officer, director, employee or any associate or related interest of any such person which was or would be required under any rule or regulation to be approved by or reported to Sentinel Financial's or any Sentinel Financial Subsidiary's Board of Directors ("Insider Loans"). All outstanding Insider Loans from Sentinel Financial or any Sentinel Financial Subsidiary were approved by or reported to the appropriate board of directors in accordance with applicable law and regulations.

     2.16 Allowance for Loan Losses; Nonperforming Assets.
          -----------------------------------------------

          (a) The allowances for loan losses contained in the Sentinel Financial Statements were established in accordance with the past practices and experiences of Sentinel Financial and the Sentinel Financial Subsidiaries, and the allowance for loan losses shown on the consolidated condensed balance sheet of Sentinel Financial and the Sentinel Financial Subsidiaries contained in the most recent Sentinel Financial Form 10-QSB is, in the opinion of management of Sentinel Financial, in compliance in all material respects with the requirements GAAP and the rules, regulations and policies of the OTS and is, in the opinion of management of Sentinel Financial, adequate to provide for possible losses on loans (including without limitation accrued interest receivable) and credit commitments (including without limitation stand-by letters of credit) outstanding as of the date of such balance sheet.

          (b) Except as set forth on Schedule 2.16B, the sum of the aggregate amount of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) on the books of Sentinel Financial and the Sentinel Financial Subsidiaries does not exceed $500,000 at the date hereof. "Nonperforming Assets" shall mean (i) loans and leases classified as nonperforming, (ii) assets classified as real estate owned and other assets acquired through foreclosure, including in-substance foreclosed real estate, and (iii) loans and leases that are on non-accrual status, in each case under the definitions applied by the SEC, the OTS and under GAAP, as appropriate.

     2.17 Employee Benefit Plans.
          ----------------------

          (a) Schedule 2.17A lists all pension, retirement, supplemental retirement, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, employment, deferred compensation, consulting, bonus, medical, disability, workers' compensation, vacation, group insurance, severance and other material employee benefit, incentive and welfare policies, contracts, plans and arrangements, and all trust or loan agreements or arrangements related thereto, maintained, sponsored or contributed to by Sentinel Financial or any Sentinel Financial Subsidiary in respect of any of the present or former directors, officers, or other employees of and/or consultants to Sentinel Financial or any Sentinel Financial Subsidiary (collectively, "Sentinel Financial Employee Plans"). The following documents with respect to each Sentinel Financial Employee Plan are included in Schedule 2.17A:
     (i) a true and complete copy of all written documents comprising such Sentinel Financial Employee Plan (including amendments and individual agreements relating thereto) or, if there is no such written document, an accurate and complete description of the Sentinel Financial Employee Plan;
     (ii) the most recent Form 5500 or Form 5500-C (including all schedules thereto), if applicable; (iii) the most recent financial statements and actuarial reports, if any; (iv) the summary plan description currently in effect and all material modifications thereof, if any; and (v) the most recent IRS determination letter, if any. Without limiting the generality of the foregoing, Sentinel Financial has furnished Roosevelt Financial with true and complete copies of each form of stock option grant or stock option agreement that is outstanding under any stock option plan of Sentinel Financial or any Sentinel Financial Subsidiary. Craig D. Laemmli has heretofore acknowledged to and agreed with Roosevelt Financial, in consideration of its execution of this Agreement that, provided the employment agreement referred to in Section 5.8(a) has superseded the Existing Employment Arrangements (as defined below), (i) for purposes of any employment contract or similar agreement of Mr. Laemmli with Sentinel Financial or any of its Subsidiaries (an "Existing Employment Arrangement"), neither the Merger nor his employment by Roosevelt Bank after the Effective Time pursuant to the employment agreement referred to in Section 5.8(a) hereof will constitute either an involuntary termination or a change in control and neither will otherwise trigger, accelerate or increase the amount of any compensation, benefits or other consideration under any Existing Employment Arrangement and (ii) as of the Effective Time all such employment contracts or similar agreements shall terminate without any payment or penalty obligation and be superseded and replaced in their entirety by the employment agreement referred to in Section 5.8(a) hereof.

          (b) All Sentinel Financial Employee Plans have been maintained and operated materially in accordance with their terms and with the material requirements of all applicable statutes, orders, rules and final regulations, including without limitation ERISA and the Code. All contributions required to be made to Sentinel Financial Employee Plans have been made.

          (c) With respect to each of the Sentinel Financial Employee Plans which is a pension plan (as defined in Section 3(2) of ERISA) (the "Pension Plans"): (i) each Pension Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and, to the extent a determination letter has been received from the IRS with respect to any such Pension Plan, such determination letter may still be relied upon, and each related trust is exempt from taxation under Section 501(a) of the Code; (ii) the present value of all benefits vested and all benefits accrued under each Pension Plan which is subject to Title IV of ERISA, valued using the assumptions in the most recent actuarial report, did not, in each case, as of the last applicable annual valuation date (as indicated on Schedule 2.17A), exceed the value of the assets of the Pension Plan allocable to benefits on a plan termination basis; (iii) there has been no "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could subject any Pension Plan or associated trust, or, to the Best Knowledge of Sentinel, Sentinel Financial or any Sentinel Financial Subsidiary, to any material tax or penalty; (iv) no Pension Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any Pension Plan, as that term is defined in Section 4043 of ERISA since January 1, 1986; and
     (v) no Pension Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 302 of ERISA (whether or not waived). No Pension Plan is a "multiemployer plan" as that term is defined in Section 3(37) of ERISA. With respect to each Pension Plan that is described in Section 4063(a) of ERISA (a "Multiple Employer Pension Plan"): (i) neither Sentinel Financial nor any Sentinel Financial Subsidiary would have any liability or obligation to post a bond under Section 4063 of ERISA if Sentinel Financial and all Sentinel Financial Subsidiaries were to withdraw from such Multiple Employer Pension Plan; and (ii) neither Sentinel Financial nor any Sentinel Financial Subsidiary would have any liability under Section 4064 of ERISA if such Multiple Employer Pension Plan were to terminate.

          (d) Neither Sentinel Financial nor any Sentinel Financial Subsidiary has any liability for any post-retirement health, medical or similar benefit of any kind whatsoever, except as required by statute or regulation.

          (e) Neither Sentinel Financial nor any Sentinel Financial Subsidiary has any material liability under ERISA or the Code as a result of its being a member of a group described in Sections 414(b), (c), (m) or (o) of the Code.

          (f) Neither Sentinel Financial nor any Sentinel Financial Subsidiary has any material liability under the continuation of health care provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 or any comparable state law.

          (g) Except as set forth on Schedule 2.17G, neither the execution nor delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any material payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of Sentinel Financial or any Sentinel Financial Subsidiary from any of such entities, (ii) materially increase any benefit otherwise payable under any of the Sentinel Financial Employee Plans or (iii) result in the acceleration of the time of payment of any such benefit. No holder of an option to acquire stock of Sentinel Financial has or will have at any time through the Effective Time the right to receive any cash or other payment (other than as contemplated by Section 1.3(f) hereof) in exchange for or with respect to all or any portion of such option. Sentinel Financial shall use its best efforts to ensure that no amounts paid or payable by Sentinel Financial, Sentinel Financial Subsidiaries or Roosevelt Financial to or with respect to any employee or former employee of Sentinel Financial or any Sentinel Financial Subsidiary will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code or otherwise. No such option has an associated "Additional Option Right" or other "re-load" or "replacement option" feature.

     2.18 Conduct to Date.  From and after June 30, 1995 through the date of
          ---------------
this Agreement, except as set forth on Schedule 2.18 or in Sentinel Financial
Statements: (i) Sentinel Financial and the Sentinel Financial Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices; (ii) neither Sentinel Financial nor any Sentinel Financial Subsidiary has issued, sold, granted, conferred or awarded any of its Equity Securities (except shares of Sentinel Financial Common Stock issued pursuant to the exercise of options granted prior to the date hereof under the Sentinel Financial Option Plan), or any corporate debt securities which would be classified under GAAP as long-term debt on the balance sheets of Sentinel Financial; (iii) Sentinel Financial has not effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) Sentinel Financial has not declared, set aside or paid any dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise acquired or disposed of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise; (v) neither Sentinel Financial nor any Sentinel Financial Subsidiary has incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to Lien any of its assets or properties other than in the ordinary course of business, (vi) neither Sentinel Financial nor any Sentinel Financial Subsidiary has discharged or satisfied any material Lien or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) neither Sentinel Financial nor any Sentinel Financial Subsidiary has sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration (in the reasonable opinion of management) and in the ordinary course of business; (viii) except as required by contract or law, neither Sentinel Financial nor any Sentinel Financial Subsidiary has (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases applicable to individual employees and annual increases applicable to employees generally, all in accordance with past practice, or (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract, (C) entered into, terminated, or substantially modified any of the Sentinel Financial Employee Plans or (D) agreed to do any of the foregoing; (ix) neither Sentinel Financial nor any Sentinel Financial Subsidiary has suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any Regulatory Authority, flood, windstorm, embargo, riot, act of God or war, or other casualty or event, and whether or not covered by insurance;
(x) other than in the ordinary course of business consistent with past practice, neither Sentinel Financial nor any Sentinel Financial Subsidiary has canceled or compromised any debt; (xi) other than in the ordinary course of business, neither Sentinel Financial nor any Sentinel Financial Subsidiary has entered into any material transaction, contract or commitment and (xii) neither Sentinel Financial nor any Sentinel Financial Subsidiary has made or guaranteed any loan to any of the Sentinel Financial Employee Plans.

     2.19 Prospectus/Proxy Statement, etc.  None of the information regarding
          --------------------------------
Sentinel Financial or any Sentinel Financial Subsidiary supplied or to be supplied in writing by Sentinel Financial for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Roosevelt Financial for the purpose of registering the shares of Roosevelt Financial Common Stock to be exchanged for shares of Sentinel Financial Common Stock pursuant to the provisions of this Agreement (the "Registration Statement"), (ii) the prospectus/proxy statement to be mailed to stockholders in accordance with Section

5.3 (the "Prospectus/Proxy Statement") or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Prospectus/Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of Sentinel Financial's stockholders referred to in Section 5.3, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents, if any, which Sentinel Financial or any Sentinel Financial Subsidiary is responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     2.20 Registration Obligations.  Except as set forth on Schedule 2.20,
          ------------------------
neither Sentinel Financial nor any Sentinel Financial Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any of its securities under the Securities Act or other federal or state securities laws or regulations.

     2.21 Takeover Provisions Not Applicable.  The transactions contemplated by
          ----------------------------------
this Agreement and the Voting Agreements are exempt from Section 203 of the DGCL or any other Delaware takeover law. The Board of Directors of Sentinel Financial has determined pursuant to Section E of Article XIV of Sentinel Financial's Certificate of Incorporation, and hereby represents to Roosevelt Financial, that (i) neither Roosevelt Financial nor any of the Roosevelt Financial Subsidiaries are 10% or more "beneficial owners" of Sentinel Financial Common Stock for purposes of such Article by virtue of the Voting Agreements, this Agreement or any of the transactions contemplated hereby or thereby; and
(ii) Sentinel Financial has taken all steps necessary so that (a) neither Roosevelt Financial nor any of its Subsidiaries will be deemed a "Related Person" under Article XV of Sentinel Financial's Certificate of Incorporation and (b) any takeover or similar provisions in the charter documents or bylaws of Sentinel Financial or Sentinel Federal, including without limitation any provisions thereof restricting the ownership, acquisition or voting of securities or imposing any "fair price" or supermajority director or stockholder vote requirements, will not apply to the Voting Agreements, this Agreement or any of the transactions contemplated hereby or thereby.

     2.22 Regulatory, Tax and Accounting Matters.  Sentinel Financial has not
          --------------------------------------
taken or agreed to take any action, nor does it have knowledge of any fact or circumstance, that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform their covenants and agreements under this Agreement or (ii) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code.

     2.23 Brokers and Finders.  Except as set forth in the agreement with
          -------------------
Trident Financial Corporation ("Trident") dated March 1, 1996, which has not been amended since such date, neither Sentinel Financial nor any Sentinel Financial Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no other broker or finder has acted directly or indirectly for Sentinel Financial or any Sentinel Financial Subsidiary, in connection with this Agreement or the transactions contemplated hereby.

     2.24 Community Reinvestment Act Compliance.  Except as set forth on
          -------------------------------------
Schedule 2.24, Sentinel Federal is in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and, as of the date hereof, Sentinel Federal has a CRA rating of satisfactory or better from the OTS. To the Best Knowledge of Sentinel, there is no fact or circumstance or set of facts or circumstances which would cause Sentinel Financial or any Sentinel Financial Subsidiary to fail to comply with such provisions or cause the CRA rating of Sentinel Federal to fall below satisfactory.

     2.25 Fairness Opinion.  Sentinel Financial has received from Trident a
          ----------------
fairness opinion, dated as of the date of this Agreement, to the effect that the consideration to be received by the holders of Sentinel Financial Common Stock pursuant to this Agreement is fair to such holders from a financial point of view.

                                  ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                   OF ROOSEVELT FINANCIAL AND ROOSEVELT BANK


     Roosevelt Financial and Roosevelt Bank represent and warrant to and covenant with Sentinel Financial and Sentinel Federal as follows:

     3.1  Organization and Authority.  Roosevelt Financial and each of its
          --------------------------
Subsidiaries (each a "Roosevelt Financial Subsidiary" and collectively the "Roosevelt Financial Subsidiaries") is a corporation, savings bank or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Roosevelt Financial is registered as a savings and loan holding company with the OTS under the HOLA. True and complete copies of the Certificate of Incorporation and Bylaws of Roosevelt Financial and of the Charter and Bylaws of Roosevelt Bank, each as in effect on the date of this Agreement, are set forth in Schedule 3.1.

     3.2  Capitalization of Roosevelt Financial.  The authorized capital stock
          -------------------------------------
of Roosevelt Financial consists of (i) 90,000,000 shares of Roosevelt Financial Common Stock, of which, as of December 31, 1995, 41,991,701 shares were issued and outstanding and (ii) 3,000,000 shares of preferred stock, issuable in series, of which 1,301,000 shares of 6 1/2% Non-Cumulative Convertible Preferred Stock (the "Convertible Preferred") were issued or outstanding on such date, and as of such date Roosevelt Financial had reserved 4,946,250 shares of Roosevelt Financial Common Stock for issuance upon conversion of the Convertible Preferred. As of the date hereof, Roosevelt Financial had reserved 4,650,000 shares of Roosevelt Financial Common Stock for issuance upon the exercise of options ("Roosevelt Stock Options") under the Roosevelt Financial stock option and incentive plans. Since December 31, 1994 through the date of this Agreement, no other Equity Securities of Roosevelt Financial have been issued, excluding any Roosevelt Stock Options and shares of Roosevelt Financial Common Stock which may have been issued upon exercise of Roosevelt Stock Options or conversion of the Convertible Preferred, any Restricted Stock and any shares of Roosevelt Financial Common Stock issued in connection with the acquisition of Kirksville Bancshares, Inc. Roosevelt Financial and its Subsidiaries continually evaluate possible business combinations and may prior to the Effective Time enter into one or more agreements providing for, and may consummate, business combinations with other savings and loan holding companies or other companies (or acquisitions of the assets thereof) for consideration that may include Equity Securities. In addition, prior to the Effective Time, Roosevelt Financial and its Subsidiaries may, depending on market conditions and other factors, otherwise determine to issue equity, equity-linked or other securities for financing purposes. Notwithstanding the foregoing, except as heretofore disclosed to Sentinel Financial, Roosevelt Financial has not taken and will not take any action and does not have knowledge of any fact or circumstance, that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Roosevelt Financial or Sentinel Financial to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement, (ii) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of
Section 368(a)(1)(A) or (D) of the Code or (iii) make any of the representations and warranties in Article III of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking such other act. Except as set forth above, there are no other Equity Securities of Roosevelt Financial outstanding on the date hereof. All of the issued and outstanding shares of Roosevelt Financial Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive right of any stockholder of Roosevelt Financial. At the Effective Time, the Roosevelt Financial Common Stock to be issued in the Company Merger will be duly authorized, validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive right of any stockholder of Roosevelt Financial.

     3.3  Authorization.
          -------------

          (a) Roosevelt Financial and Roosevelt Bank have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution, delivery and performance of this Agreement by Roosevelt Financial and Roosevelt Bank and the consummation by Roosevelt Financial and Roosevelt Bank of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Roosevelt Financial and Roosevelt Bank. Subject to the receipt of such approvals of the Regulatory Authorities as may be required by statute or regulation, this Agreement is a valid and binding obligation of Roosevelt Financial and Roosevelt Bank enforceable against Roosevelt Financial and Roosevelt Bank in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability affecting creditors' rights and to general equity principles.

          (b) Neither the execution, delivery or performance by Roosevelt Financial and Roosevelt Bank of this Agreement, nor the consummation by Roosevelt Financial and Roosevelt Bank of the transactions contemplated hereby, nor compliance by Roosevelt Financial and Roosevelt Bank with any of the provisions hereof, will (i) violate or conflict with any term, condition or provision of its certificate of incorporation, charter or bylaws, (ii) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of Roosevelt Financial or any Roosevelt Financial Subsidiary under any of the terms, conditions or provisions of, (x) its articles or certificate of incorporation, charter or bylaws, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Roosevelt Financial or any Roosevelt Financial Subsidiary is a party or by which it may be bound, or to which Roosevelt Financial or any Roosevelt Financial Subsidiary or any of their material property or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in subsection (c) of this Section 3.3, to the Best Knowledge of Roosevelt Financial and of each Roosevelt Financial Subsidiary (collectively, the "Best Knowledge of Roosevelt"), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Roosevelt Financial or any of the Roosevelt Financial Subsidiaries or any of their respective material properties or assets.

          (c) Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Holding Company Act, the FDIA, the HOLA, the Thrift Regulations, the BMA and the HSR Act, or any required approvals of any other Regulatory Authority, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary on the part of Roosevelt Financial or Roosevelt Bank for the consummation by them of the transactions contemplated by this Agreement.

     3.4  Roosevelt Financial Statements.  The consolidated balance sheets of
          ------------------------------
Roosevelt Financial and the Roosevelt Financial Subsidiaries as of December 31, 1994 and related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the three-year period ended December 31, 1994, together with the notes thereto, audited by KPMG Peat Marwick LLP and included in Roosevelt Financial's annual report on Form 10-K for the year ended December 31, 1994 as filed with the SEC, and the unaudited consolidated condensed balance sheets of Roosevelt Financial and the Roosevelt Financial Subsidiaries as of September 30, 1995, and the related unaudited consolidated condensed statements of income and cash flows for the periods then ended included in Roosevelt Financial's quarterly report on Form 10-Q for the quarter ended September 30, 1995 as filed with the SEC (collectively, the "Roosevelt Financial Statements"), have been prepared in accordance with GAAP (except for the omission of notes to unaudited statements), present fairly the consolidated financial position of Roosevelt Financial and the Roosevelt Financial Subsidiaries at such dates, and the consolidated results of operations, cash flows and changes in stockholders' equity of Roosevelt Financial and the Roosevelt Financial Subsidiaries for the periods stated therein and are derived from the books and records of Roosevelt Financial and the Roosevelt Financial Subsidiaries, which are complete and accurate in all material respects and have been maintained in accordance with good business practices. Neither Roosevelt Financial nor any of the Roosevelt Financial Subsidiaries has any material contingent liabilities that are not described in the financial statements described above.

     3.5  Roosevelt Reports.  Since December 31, 1994, each of Roosevelt
          -----------------
Financial and the Roosevelt Financial Subsidiaries has filed all material reports, registrations and statements, together with any required material amendments thereto, that it was required to file with any Regulatory Authority. All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Roosevelt Reports." As of its respective date, each Roosevelt Report complied in all material respects with all of the applicable rules and regulations promulgated by the applicable Regulatory Authority and, in the case of Roosevelt Reports filed pursuant to the Securities Act or the Exchange Act, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.6  Material Adverse Change.  Except as set forth on Schedule 3.6, since
          -----------------------
December 31, 1994, there has been no material adverse change in the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, except as may have resulted or may result from changes to laws and regulations, generally accepted accounting principles or regulatory accounting principles or changes in economic conditions applicable to depositary institutions generally.

     3.7  Litigation and Other Proceedings.  Except as to matters set forth in
          --------------------------------
the Roosevelt Reports, there is no claim, action, suit, investigation or proceeding, pending or, to the Best Knowledge of Roosevelt, threatened against Roosevelt Financial or any Roosevelt Financial Subsidiary, nor are they subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or reasonably could not be expected to have, a material adverse effect on the condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as whole, but not excepting any actions, suits or proceedings which purport or seek to enjoin or restrain the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, except as to matters set forth in the Roosevelt Reports, there are no actions, suits, or proceedings pending or, to the Best Knowledge of Roosevelt Financial, threatened against Roosevelt Financial or any Roosevelt Financial Subsidiary or any of their respective officers or directors by any stockholder of Roosevelt Financial or any Roosevelt Financial Subsidiary (or by any former stockholder of Roosevelt Financial or any Roosevelt Financial Subsidiary relating to or arising out of such person's status as a stockholder or former stockholder) or involving claims under the Securities Act, the Exchange Act, the CRA or the fair lending laws.

     3.8  Compliance with Laws.
          --------------------

          (a) Roosevelt Financial and each of the Roosevelt Financial Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted, except where the failure to have all such permits, licenses, authorizations, orders and approvals or to have made all such filings would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Best Knowledge of Roosevelt, no suspension or cancellation of any of them is threatened and all such filings, applications and registrations are current.

          (b) Each of Roosevelt Financial and the Roosevelt Financial Subsidiaries has complied with all laws, regulations and orders (including without limitation zoning ordinances, building codes, ERISA, and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations, and including without limitation, in the case of any Roosevelt Financial Subsidiary that is a savings bank, banking organization, banking corporation or trust company, all statutes, rules, regulations and policy statements pertaining to the conduct of a banking, deposit-taking, lending or related business, or to the exercise of trust powers) and governing instruments applicable to them and to the conduct of their business, except as to matters set forth in the Roosevelt Reports or where such failure to comply would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole. Neither Roosevelt Financial nor any Roosevelt Financial Subsidiary is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in a default under, the terms of any judgment, order, writ, decree, permit, or license of any Regulatory Authority or court, whether federal, state, municipal, or local and whether at law or in equity, except such defaults as, individually and in the aggregate, would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole. Except as to matters set forth in the Roosevelt Reports, neither Roosevelt Financial nor any Roosevelt Financial Subsidiary is subject to or reasonably likely to incur a liability as a result of its past or present ownership, operation, or use of any Property of Roosevelt Financial or any Roosevelt Financial Subsidiary (whether directly or, to the Best Knowledge of Roosevelt Financial, as a consequence of such Property being part of the investment portfolio of Roosevelt Financial or any Roosevelt Financial Subsidiary) (A) that is contaminated by or contains any Toxic Substance, or (B) on which any Toxic Substance has been stored, disposed of, placed, or used in the construction thereof; and which, in any such case or in the aggregate, reasonably could be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole. No claim, action, suit, or proceeding is pending against Roosevelt Financial or any Roosevelt Financial Subsidiary relating to Property of Roosevelt Financial or any Roosevelt Financial Subsidiary before any court or other Regulatory Authority or arbitration tribunal relating to hazardous substances, pollution, or the environment, and there is no outstanding judgment, order, writ, injunction, decree, or award against or materially adversely affecting Roosevelt Financial or any Roosevelt Financial Subsidiary with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Roosevelt Financial or any Roosevelt Financial Subsidiary which reasonably could be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole.

          (c) Except as previously disclosed to Sentinel Financial, since December 31, 1994, neither Roosevelt Financial nor any Roosevelt Financial Subsidiary has received any notification or communication as to any matter which has not been resolved from any Regulatory Authority (i) asserting that Roosevelt Financial or any Roosevelt Financial Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, except with respect to matters which reasonably could not be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, including without limitation Roosevelt Bank's status as an insured depositary institution under the FDIA, or (iii) requiring or threatening to require Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, or indicating that Roosevelt Financial or any of the Roosevelt Financial Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to direct, restrict or limit in any manner the operations of Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, including without limitation any restriction on the payment of dividends. No such cease and desist order, agreement or memorandum of understanding or other agreement is currently in effect.

     3.9  Registration Statement, etc.  None of the information regarding
          ---------------------------
Roosevelt Financial or any of the Roosevelt Financial Subsidiaries supplied or to be supplied by Roosevelt Financial for inclusion or included in (i) the Registration Statement, (ii) the Prospectus/Proxy Statement or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Prospectus/Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of stockholders referred to in Section 5.3, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Roosevelt Financial or any of the Roosevelt Financial Subsidiaries are responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     3.10 Brokers and Finders.  Neither Roosevelt Financial nor any of the
          -------------------
Roosevelt Financial Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

     3.11 Community Reinvestment Act Compliance. Roosevelt Bank is in material
          -------------------------------------
compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Roosevelt Bank currently has a CRA rating of satisfactory or better from the OTS. To the Best Knowledge of Roosevelt, there is no fact or circumstance or set of facts or circumstances which would cause Roosevelt Financial or any Roosevelt Financial Subsidiary to fail to comply with such provisions or cause the CRA rating of Roosevelt Bank to fall below satisfactory.


                                   ARTICLE IV

               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME


     4.1  Conduct of Businesses Prior to the Effective Time.  During the period
          -------------------------------------------------
from the date of this Agreement to the Effective Time, each of Roosevelt Financial and Sentinel Financial shall, and shall cause each of their respective Subsidiaries to, conduct its business only in the ordinary and usual course consistent with past practices (including in the case of Roosevelt Financial and its Subsidiaries the matters set forth in the fourth and fifth sentences of
Section 3.2 hereof) and shall, and shall cause each such Subsidiary to, use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     4.2  Forbearances. Except as provided herein, during the period from the
          ------------
date of this Agreement to the Effective Time, Sentinel Financial shall not and shall not permit any of the Sentinel Financial Subsidiaries to, without the prior written consent of Roosevelt Financial:

          (a) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than ordinary, normal dividends from a wholly owned Subsidiary of Sentinel Financial to Sentinel Financial or another wholly owned Subsidiary of Sentinel Financial);

          (b) enter into or amend any employment, severance or similar agreement or arrangement with any director or officer or employee, or materially modify any of the Sentinel Financial Employee Plans or security acquisition loans relating thereto (or prepay in whole or in part any such loans) or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except (i) normal individual bonuses and increases in compensation to employees, in each case and in the aggregate consistent with past practice or to the extent required by law or contract, (ii) as set forth in Section 5.8 of this Agreement and (iii) such increases of which Sentinel Financial notifies Roosevelt Financial in writing and which Roosevelt Financial does not disapprove in writing within ten days of the receipt of such notice;

          (c) except to the extent that the fulfillment of the fiduciary duties of Sentinel Financial's directors requires such action, as so advised in writing by Sentinel Financial's outside counsel, authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

          (d) except as may be required by law or regulation, propose or adopt any amendments to its certificate of incorporation or other charter document or bylaws;

          (e) issue, sell, grant, confer or award any of its Equity Securities (except shares of Sentinel Financial Common Stock issued pursuant to options that were granted under the Sentinel Financial Option Plan and are outstanding on the date of this Agreement) or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it exists on the date of this Agreement;

          (f) purchase, redeem, retire, repurchase, or exchange, or otherwise acquire or dispose of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise;

          (g) (i) without first consulting with Roosevelt Financial, enter into or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in, any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $100,000, provided no such consultation shall be required in respect of single-family residential loans or credits not exceeding $350,000 that are made in compliance with Sentinel Federal's lending policies as in effect on the date hereof; (ii) enter into, or increase in an amount in excess of $350,000 any commercial or multi-family real estate loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in, any commercial or multi-family real estate project or entity, or Lend to any person other than in accordance with lending policies as in effect on the date hereof, provided that Sentinel Financial or any Sentinel Financial Subsidiary may make any such loan in the event (A) Sentinel Financial or any Sentinel Financial Subsidiary has delivered to Roosevelt Financial or its designated representative a notice of its intention to make such loan and such information as Roosevelt Financial or its designated representative may reasonably require in respect thereof and (B) Roosevelt Financial or its designated representative shall not have objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to Roosevelt Financial of the notice of intention and information as aforesaid; (iii) Lend to any person or entity, any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of Sentinel Financial or any Sentinel Financial Subsidiary (except those denoted "pass" or similar notation thereon), in an amount in excess of $100,000; or (iv) enter into any agreement or engage in any transaction which reasonably could be construed as materially affecting the asset/liability management or interest rate risk management position of Sentinel Financial or Sentinel Federal (in this regard, Sentinel Financial shall promptly telecopy to Roosevelt Financial copies of all Sentinel Financial or Sentinel Federal loan and deposit pricing reports as well as summaries of any proposed asset sales and secondary market transactions as soon as they are identified); provided, however, that nothing in this paragraph shall prohibit Sentinel Financial or any Sentinel Financial Subsidiary from honoring any contractual obligation in existence on the date of this Agreement or, with respect to loans described in clause (i) above, making such loans after consulting with Roosevelt Financial in accordance with the provisions of that clause.

          (h) directly or indirectly (including, without limitation, through its officers, directors, employees or other representatives) (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of Sentinel Financial or any Sentinel Financial Subsidiary or the acquisition of 10% or more of any class of Equity Securities of Sentinel Financial or any Sentinel Financial Subsidiary or the merger of Sentinel Financial or any Sentinel Financial Subsidiary with any person (other than Roosevelt Financial) or any similar transaction (each such transaction being referred to in this Section 4.2(h) as an "Acquisition Transaction") or (ii) except to the extent that the fulfillment of the fiduciary duties of Sentinel Financial's directors requires such action, as so advised in writing by Sentinel Financial's outside counsel, directly or indirectly, (including through its officers, directors, employees or other representatives), provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and Sentinel Financial shall immediately notify Roosevelt Financial orally and in reasonable detail of all the relevant facts relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction and promptly confirm the same to Roosevelt Financial in writing;

          (i) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Roosevelt Financial or Sentinel Financial to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or (B) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of
     Section 368(a)(1)(A) or (D) of the Code;

          (j) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; or

          (k) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of the representations and warranties in Article II of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.


                                   ARTICLE V

                             ADDITIONAL AGREEMENTS


     5.1  Access and Information.  Roosevelt Financial and the Roosevelt
          ----------------------
Financial Subsidiaries, on the one hand, and Sentinel Financial and the Sentinel Financial Subsidiaries, on the other hand, shall each afford to each other, and to the other's accountants, counsel and other representatives, reasonable access during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal and state securities laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Except as may be required by law, each party hereto shall, and shall cause its advisors and representatives to, (A) hold confidential all information obtained in connection with any transaction contemplated hereby with respect to the other party which is not otherwise public knowledge, (B) return all documents (including copies thereof) obtained hereunder from the other party to such other party and (C) use its best efforts to cause all information obtained pursuant to this Agreement or in connection with the negotiation of this Agreement to be treated as confidential and not use, or knowingly permit others to use, any such information unless such information becomes generally available to the public.

     5.2  Registration Statement; Regulatory Matters.
          ------------------------------------------

          (a) Roosevelt Financial, in cooperation with Sentinel Financial, shall prepare and, subject to the review and consent of Sentinel Financial with respect to matters relating to Sentinel Financial (which consent shall not be unreasonably withheld), file with the SEC as soon as reasonably practicable, but in no event later than 90 days from the date of this Agreement, the Registration Statement (or the equivalent in the form of preliminary proxy material), with respect to the shares of Roosevelt Financial Common Stock to be issued in the Merger. Roosevelt Financial shall use its best efforts to cause the Registration Statement to become effective. Roosevelt Financial shall also take any reasonable action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares, and Sentinel Financial and the Sentinel Financial Subsidiaries shall furnish Roosevelt Financial all information concerning Sentinel Financial and the Sentinel Financial Subsidiaries and the stockholders thereof as Roosevelt Financial may reasonably request in connection with any such action. Sentinel Financial authorizes Roosevelt Financial to utilize in the Registration Statement the information concerning Sentinel Financial and the Sentinel Financial Subsidiaries provided to Roosevelt Financial for inclusion in the Prospectus/Proxy Statement. Roosevelt Financial shall advise Sentinel Financial promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and shall furnish Sentinel Financial with copies of all such documents.

          (b) Sentinel Financial and Roosevelt Financial shall cooperate and use their respective best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and, as and if directed by Roosevelt Financial, to consummate such other mergers, consolidations or asset transfers or other transactions by and among the Roosevelt Financial Subsidiaries and the Sentinel Financial Subsidiaries concurrently with or following the Effective Time, provided that such actions do not materially impede or delay the consummation of the transactions contemplated by this Agreement.

     5.3  Stockholder Approval.  Sentinel Financial shall call a meeting of its
          --------------------
stockholders to be held as soon as practicable on a mutually agreeable date for the purpose of voting upon the Merger. In connection with such meeting, Roosevelt Financial and Sentinel Financial shall cooperate in the preparation of the Prospectus/Proxy Statement and, with the approval of each of Roosevelt Financial and Sentinel Financial, which approvals will not be unreasonably withheld, the Prospectus/Proxy Statement shall be mailed to the stockholders of Sentinel Financial. The Board of Directors of Sentinel Financial shall submit for approval of Sentinel Financial's stockholders the matters to be voted upon at such meeting. The Board of Directors of Sentinel Financial hereby does and (except to the extent that the fulfillment of the fiduciary duties of Sentinel Financial's directors so requires, as so advised in writing by Sentinel Financial's outside counsel) will (i) recommend this Agreement and the transactions contemplated hereby to the stockholders of Sentinel Financial and
(ii) use its best efforts to obtain any
vote of Sentinel Financial's stockholders necessary for the approval and adoption of this Agreement and the Merger.

     5.4  Current Information.  During the period from the date of this
          -------------------
Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements as the same become available and shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party. Each party shall promptly notify the other party of any material change in its business or operations, of any fact, omission or condition which makes untrue or misleading or shows to have been untrue or misleading the information supplied by it for inclusion in the Registration Statement or the Prospectus/Proxy Statement, and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party, and shall keep the other party fully informed of such events.

     5.5  Agreements of Affiliates. As soon as practicable after the date of
          ------------------------
this Agreement, Sentinel Financial shall deliver to Roosevelt Financial a letter, reviewed by its counsel, identifying all persons whom Sentinel Financial believes to be "affiliates" of Sentinel Financial for purposes of Rule 145 under the Securities Act or for purposes of qualifying for pooling of interests accounting treatment for the Merger. Sentinel Financial shall use its best efforts to cause each person who is so identified as an "affiliate" to deliver to Roosevelt Financial, as soon as practicable thereafter, a written agreement, in form and substance reasonably satisfactory to Roosevelt Financial, providing that from the date of such agreement each such person will agree not to sell, pledge, transfer or otherwise dispose of any shares of stock of Sentinel Financial held by such person or any shares of Roosevelt Financial Common Stock to be received by such person in the Merger (i) during the period commencing 30 days prior to the Merger and ending at the time of publication of financial results covering at least 30 days of combined operations after the Merger and
(ii) at any time, except in compliance with the applicable provisions of the Securities Act and other applicable laws and regulations. Prior to the Effective Time, Sentinel Financial shall amend and supplement such letter and use its best efforts to cause each additional person who is identified as an "affiliate" to execute a written agreement as set forth in this Section 5.5.

     5.6  Expenses.  Each party hereto shall bear its own expenses incident to
          --------
preparing, entering into and carrying out this Agreement and to consummating the Merger, provided, however, that Roosevelt Financial shall pay all printing and mailing expenses and filing fees associated with the Registration Statement and the Prospectus/Proxy Statement and all filings with Regulatory Authorities for approval of this Agreement.

     5.7  Miscellaneous Agreements and Consents.  Subject to the terms and
          -------------------------------------
conditions herein provided, and except to the extent required for the fulfillment of the fiduciary duties of Sentinel Financial's directors as so advised in writing by Sentinel Financial's outside counsel, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including without limitation using its respective best efforts to lift or rescind any injunction or restraining order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, each party shall, and shall cause each of its respective Subsidiaries to, use its best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the reasonable opinion of Roosevelt Financial, desirable for the consummation of the transactions contemplated by this Agreement.

     5.8  Employee Agreements and Benefits.
          --------------------------------

          (a) Following the Effective Time, Roosevelt Financial or Roosevelt Bank shall honor in accordance with its terms the employment agreement to be entered into between Roosevelt Bank and Craig D. Laemmli in the form set forth in Schedule 5.8, which agreement shall be executed at the Closing. As of the Effective Time, all employment contracts or similar agreements theretofore existing between Sentinel Financial or any of its Subsidiaries and Craig D. Laemmli shall terminate without any payment or penalty obligation and be superseded and replaced in its entirety by the employment agreement referred to in the immediately preceding sentence of this Section 5.8(a). In the event that the substantive terms of the employment agreement between Craig D. Laemmli and Roosevelt Bank in the form set forth in
     Schedule 5.8 are modified in any manner that would materially diminish the anticipated benefits of such employment agreement to Mr. Laemmli, he and Roosevelt Bank shall be under no obligation to execute said agreement and Roosevelt Financial and Roosevelt Bank agree that, at and following the Effective Time, Craig D. Laemmli's existing employment agreement dated January 7, 1994 shall remain in effect. Roosevelt Financial and Roosevelt Bank further agree that, notwithstanding any other provision herein, in the event Mr. Laemmli's existing employment agreement remains in effect pursuant to the preceding sentence, the Company Merger shall constitute a change in control within the meaning of Section 5(a) of said agreement. Roosevelt Financial and Roosevelt Bank agree, and Mr. Laemmli has heretofore acknowledged and agreed with Roosevelt Financial and Roosevelt Bank, that upon the Company Merger, in the event that Mr. Laemmli's existing employment agreement remains in effect pursuant to the second preceding sentence, Mr. Laemmli shall be entitled to receive in full satisfaction of the obligations of Roosevelt Financial, Roosevelt Bank, Sentinel Financial and Sentinel Federal under such existing employment agreement, in cash, 299 percent of Mr. Laemmli's "base amount" of compensation, as defined in Section 280G(b)(3) of the Code; provided, however, that Mr. Laemmli has heretofore acknowledged and agreed that in no event shall Roosevelt Financial or Roosevelt Bank be obligated to make any payment or provide any benefits under his existing employment agreement or otherwise that would be nondeductible by Roosevelt Financial or Roosevelt Bank for federal tax purposes pursuant to Section 280G of the Code. Neither Sentinel Financial nor Sentinel Federal shall make, and neither Roosevelt Financial nor Roosevelt Federal shall be in any manner obligated to make, any payment whatsoever to any other Sentinel Financial or Sentinel Federal director or employee under any circumstance in which such payment is not or will not be deductible under Section 162(m) or Section 280G of the Code. For at least one year after the Effective Time, and for so long thereafter as the participating directors and Roosevelt Bank deem the relationship to be mutually beneficial and subject to compliance with the Thrift Regulations, the directors of Sentinel Financial who wish to do so may serve as regional Advisory Directors of Roosevelt Bank with a retainer fee for each such Advisory Director of $500 per month.

          (b) Except to the extent provided in Sections 1.3(f) and 5.8(d) hereof: (i) the provisions of each plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of Sentinel Financial or any Sentinel Financial Subsidiary shall be terminated as of the Effective Time and (ii) Sentinel Financial shall ensure that following the Effective Time no participant in any Sentinel Financial Employee Plan shall have any right thereunder to acquire any securities of Sentinel Financial, any Sentinel Financial Subsidiary, Roosevelt Financial, any Roosevelt Financial Subsidiary, or any successor in interest to any of such entities.

          Shares of Sentinel Financial Common Stock issued pursuant to the Sentinel Federal Savings and Loan Association of Kansas City Management Recognition and Development

     Plan and Trust Agreement for Officers and Key Employees and the Sentinel Federal Savings and Loan Association of Kansas City Management Recognition and Development Plan and Trust Agreement for Outside Directors (together, the "MRP Plans") that are subject to forfeiture restrictions shall no longer be subject to such restrictions upon the Effective Time and the certificates for Roosevelt Financial Common Stock issued in the exchange shall not contain any legend relating to the MRP Plans.

          (c) Roosevelt Bank anticipates retaining the employees of Sentinel Federal as employees of Roosevelt Bank after the Effective Time, subject to the needs of Roosevelt Bank and the qualifications of such employees. Those employees (other than Craig D. Laemmli) who are not retained for at least six months after the Effective Time will be offered a severance arrangement of (i) four weeks' pay plus (ii) an additional week's pay for each year of service to Sentinel Financial or any Sentinel Financial Subsidiary (and shall be entitled to receive in cash the value of their unused accrued vacation leave to the extent it has been expensed and accrued in the regular course of business for financial reporting purposes during the periods it was earned). Employees of Sentinel Financial or any Sentinel Financial Subsidiary who continue in employment with Roosevelt Financial or any Roosevelt Financial Subsidiary following the Effective Time shall be credited for prior years of service with Sentinel Financial or any Sentinel Financial Subsidiary for purposes of eligibility and vesting (but not for the accrual of benefits) under Roosevelt Financial and Roosevelt Financial Subsidiary benefit plans and policies (including, without limitation, vacation and sick leave policies), there shall be no exclusion from medical coverage as the result of pre-existing conditions that were covered under the medical plan of Sentinel Financial or the applicable Sentinel Financial Subsidiary, and such employees shall be entitled to participate on an equitable basis in the same benefit plans and policies as are generally available to Roosevelt Financial and Roosevelt Bank employees of similar rank and status not later than January 1, 1998.

          In the event that the combined benefits allocable under the Sentinel Qualified Plans (as hereinafter defined) and any qualified retirement plans of Roosevelt Financial or the Roosevelt Financial Subsidiaries, as applicable (the "Roosevelt Qualified Plans"), by virtue of the allocation under Section 5.8(d)(ii) hereof or otherwise, exceed the applicable limitations of Section 415 of the Code, any required reductions in allocations necessary to meet such limitations will be made first to the benefits allocable under the Roosevelt Qualified Plans.

          (d) Prior to the Effective Time, and except to the extent necessary to effectuate the intent of subparagraphs (i) and (ii) below, Sentinel Financial shall make no amendments to the Sentinel Federal Employee Stock Ownership Plan (the "Sentinel Federal ESOP") or any other tax-qualified retirement plan maintained by Sentinel Financial or any of its Subsidiaries (together with the Sentinel Federal ESOP, the "Sentinel Qualified Plans") without the prior written approval of Roosevelt Financial and shall make no additional contributions to the Sentinel Federal ESOP except for contributions that are (x) made on or before the earlier of June 30, 1996 or the Effective Time, at levels and with a frequency that is not in excess of prior practice, and (y) applied to the repayment of ESOP indebtedness ("Debt"); provided, however, that the Sentinel Federal ESOP may be amended
               --------- --------
     to provide for full vesting of participant accounts at the Effective Time.

               (i) As soon as practicable after the Effective Time (but not prior to the publication of financial results covering at least 30 days of combined operations after the Merger) and without adversely affecting the qualified status of the Sentinel Federal ESOP, the trustees of the Sentinel Federal ESOP shall convert to cash a portion of the

          Roosevelt Financial Common Stock received by the Sentinel Federal ESOP in the Company Merger with respect to unallocated Sentinel Financial Common Stock in order to repay the entire outstanding balance of the Sentinel Federal ESOP loan.

              (ii) As soon as practicable after the retirement of the Sentinel Federal ESOP loan as provided in subparagraph (i) above (but not later than 120 days after the publication of financial results covering at least 30 days of combined operations after the Merger) and without adversely affecting the qualified status of the Sentinel Federal ESOP, the trustees of the Sentinel Federal ESOP shall allocate the remaining Roosevelt Financial Common Stock received by the Sentinel Federal ESOP in the Company Merger with respect to unallocated shares of Sentinel Financial Common Stock to the accounts of all participants in the Sentinel Federal ESOP (whether or not such participants are then actively employed) and beneficiaries in proportion to the account balances of such participants and beneficiaries as they existed as of the Effective Time (and, if required, to the accounts of former participants or their beneficiaries) as investment earnings of the Sentinel Federal ESOP (except to the extent that any such allocations would be subject to the limitations of Section 415 of the Code for such year). Sentinel Financial, at its expense, may make an Application for Determination to the appropriate District Office of the Internal Revenue Service for a determination letter or ruling, relating to whether unallocated employer securities (or proceeds) remaining after full payment of the Sentinel Federal ESOP loan can be allocated as ESOP earnings to participants or former participants of the Sentinel Federal ESOP as of the Effective Time without any amount thereof being subject to limitation on allocation under Section 415 of the Code. In the event that a favorable determination or ruling is received by Sentinel Financial on or prior to 90 days following the Effective Time relating to the matters set forth in the preceding sentence, then the Sentinel Federal ESOP shall make allocation of unallocated employer securities in a manner consistent with the favorable determination letter or ruling. If a favorable determination letter or ruling is not received within the time period specified in the preceding sentence, then in that event, after full payment of the Sentinel Federal ESOP loan, unallocated employer securities shall be allocated as of the Effective Time subject to the limitation on allocation under Section 415 of the Code. No allocation of employer securities (or proceeds) shall be made under the Sentinel Federal ESOP relating to periods after the Effective Time and no employer contribution shall be made to the Sentinel Federal ESOP relating to periods after the Effective Time.

              (iii) As of the Effective Time, the administrative and other authority previously exercised with respect to the Sentinel Federal ESOP by the Board of Directors of Sentinel Financial shall be exercised solely by a Committee appointed and selected by the Board of Directors of Sentinel Financial and in place under the terms of the Sentinel Federal ESOP ("Committee"), which authority shall include the authority to appoint and remove trustees of the Sentinel Federal ESOP.

              (iv) Subject to Roosevelt Financial waiting 120 days after the publication of financial results covering at least 30 days of combined operations after the Merger with respect to the Sentinel Federal ESOP only to permit allocations to be made pursuant to subparagraph (ii), Roosevelt Financial may terminate the Sentinel Qualified Plans, continue the Sentinel Qualified Plans, or merge the Sentinel Qualified Plans with other tax-qualified retirement plans maintained by Roosevelt Financial or its Subsidiaries, all in its sole discretion, but in a manner consistent with the requirements of ERISA and the applicable provisions of the Code. The vested accrued benefits of participants in the Sentinel Qualified Plans shall not be reduced by virtue of any such termination, continuation or merger of the Sentinel Qualified Plans. Any such termination or merger may be effective as of the Effective Time.

              (v) Neither Roosevelt Financial nor any of its Subsidiaries shall have any obligation to make any contributions to the Sentinel Qualified Plans.

     5.9  Press Releases.  The initial press release announcing this Agreement
          --------------
shall be as previously agreed upon by Roosevelt Financial and Sentinel Financial. Except as deemed by Sentinel Financial, after consultation with its outside counsel, to be necessary to comply with applicable law, Sentinel Financial and its Subsidiaries shall not issue any press releases or written statements for general public circulation relating to this Agreement or any of the transactions contemplated hereby without the prior consent of Roosevelt Financial, which consent shall not be unreasonably withheld.

     5.10 D&O Indemnification and Insurance.  Roosevelt Financial (and any
          ---------------------------------
successor) shall indemnify, defend and hold harmless the present and former directors, officers and employees of Sentinel Financial and the Sentinel Financial Subsidiaries against all liabilities, claims, losses, damages or judgments, or amounts paid in settlement with the approval of Roosevelt Financial (which approval shall not be unreasonably withheld) of any claim, action, or suit, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) regardless of whether such matter is asserted or claimed prior to, at or after the Effective Time, to the fullest extent such persons are indemnified under the DGCL and Sentinel Financial's Certificate of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to the advancement of expenses incurred in the defense of any litigation. Roosevelt Financial shall use its reasonable best efforts to cause the persons serving as officers and directors of Sentinel Federal immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by single (one-time) premium tail coverage under the directors' and officers' liability insurance policy maintained by Sentinel Federal (provided that Roosevelt Financial may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Roosevelt Financial be required to expend in the aggregate more than 150% of the annual amount currently expended by Sentinel Federal (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Roosevelt Financial is unable to maintain or obtain the insurance called for by this Section 5.10, Roosevelt Financial shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

     5.11 Third Parties.  Sentinel Financial and each Sentinel Financial
          -------------
Subsidiary, as applicable, shall immediately terminate all negotiations or discussions concerning any Acquisition Transaction with parties other than Roosevelt Financial and enforce the terms of all confidentiality agreements with such other parties; provided, however, that nothing in this Section 5.11 is intended to preclude, after such termination, the ability of Sentinel Financial and the Sentinel Financial Subsidiaries to engage in the actions set forth in
Section 4.2(h)(ii), but only under the circumstances and to the extent permitted thereby.

     5.12 Schedule 13D or 13G Filings.  Sentinel Financial shall immediately
          ---------------------------
advise Roosevelt Financial of the receipt (and, to the Best Knowledge of Sentinel, the filing) after the date hereof of all Schedules 13D or 13G (and all
Schedule 13D or 13G amendments) under the Exchange Act with respect to Sentinel Financial Common Stock, and shall provide Roosevelt Financial with a copy of each such Schedule 13D or 13G or Schedule 13D or 13G amendment promptly after receipt thereof.

     5.13 Dissenting Shareholders' Appraisal Rights. Roosevelt Financial and
          -----------------------------------------
Sentinel Financial, as applicable, will comply with all applicable notification and other provisions of regulations or statutes relating to Dissenting Shares.

     5.14 Reservation of Shares.  Roosevelt Financial shall take all corporate
          ---------------------
action necessary to reserve for issuance a sufficient number of shares of Roosevelt Financial Common Stock for delivery upon exercise of Sentinel Financial stock options assumed by it in accordance with Section 1.3(f) hereof. As soon as practicable after the Effective Time, Roosevelt Financial shall file an appropriate registration statement with respect to the shares of Roosevelt Financial Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     5.15 Nasdaq Listing.  Roosevelt Financial shall use all reasonable efforts
          --------------
to cause the securities to be issued in the Merger, and to be reserved for issuance upon exercise of Sentinel Financial stock options, to be approved for listing on the Nasdaq Stock Market (or such other national securities exchange or stock market on which such securities shall then be traded), subject to official notice of issuance, prior to or as of the Closing.

     5.16 Assistance with Third-Party Agreements.  Sentinel Financial and
          ---------------------------------------
Sentinel Federal shall cooperate with, and use all reasonable efforts to assist, Roosevelt Financial and Roosevelt Bank in (i) gaining access to all of Sentinel Financial's and Sentinel Federal's third-party vendors, and the landlords of all of Sentinel Financial's and Sentinel Federal's leased properties, promptly after the date of this Agreement, and (b) obtaining the cooperation of such third-parties in a smooth transition in accordance with Roosevelt Financial's and Roosevelt Federal's timetable at or after the Effective Time. Sentinel Financial and Sentinel Federal shall also, at Roosevelt Financial's or Roosevelt Bank's request, give notice of termination of third-party contracts to be effective at or after the Effective Time, and take such additional action as may be necessary or reasonably appropriate to ensure that such contracts are terminated at the date requested.

     5.17 Notices and Communications.  Sentinel Financial and Sentinel Federal
          --------------------------
shall, if requested to do so by Roosevelt Financial or Roosevelt Bank following receipt of all approvals of governmental authorities to the transactions contemplated by this Agreement, but prior to the expiration of any statutory waiting periods, cooperate with Roosevelt Financial and Roosevelt Bank by sending necessary or appropriate customer notifications and communications to advise such customers of the impending transaction and of Roosevelt Financial's and Roosevelt Bank's plans for following the Effective Time.

     5.18 Insurance Policies Assignment.  Sentinel Financial and Sentinel
          -----------------------------
Federal agree to make commercially reasonable efforts to obtain consent to assignment of any insurance policies of Sentinel Financial or Sentinel Federal if requested to do so by Roosevelt Financial or Roosevelt Bank. Sentinel Financial and Sentinel Federal shall also inform Roosevelt Financial and Roosevelt Bank no later than the Effective Time of any material unfiled insurance claims of which they have knowledge and for which they believe coverage exists.

                                  ARTICLE VI

                                  CONDITIONS


     6.1  Conditions to Each Party's Obligation to Effect the Merger.  The
          ----------------------------------------------------------
respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) This Agreement and the Merger shall have received the requisite approval of the stockholders of Sentinel Financial at the meeting of stockholders called pursuant to Section 5.3 of this Agreement;

          (b) All requisite approvals of this Agreement and the transactions contemplated hereby shall have been received from the OTS and all other Regulatory Authorities, if any, having approval authority with respect to the Merger, without the imposition of any condition which differs from conditions customarily imposed by such Regulatory Authorities in orders approving acquisitions of the type contemplated hereby and compliance with which would materially diminish the reasonably anticipated benefits of the Merger to Roosevelt Financial or Roosevelt Bank, and all applicable waiting periods shall have expired.

          (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

          (d) Neither Roosevelt Financial, Roosevelt Bank, Sentinel Financial nor Sentinel Federal shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

          (e) A tax opinion addressed to both Roosevelt Financial and Sentinel Financial by counsel or independent certified accountants mutually acceptable to Roosevelt Financial and Sentinel Financial shall have been obtained with respect to the Merger, based on customary reliance and subject to customary qualifications, to the effect that for federal income tax purposes:

              (i) The Company Merger and the Bank Merger will each qualify as a "reorganization" under Section 368(a) of the Code.

              (ii) No gain or loss will be recognized by Roosevelt Financial, Roosevelt Bank, Sentinel Financial or Sentinel Federal by reason of the Company Merger or the Bank Merger.

              (iii) No gain or loss will be recognized by any Sentinel Financial shareholder (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock) upon the exchange of Sentinel Financial Common Stock solely for Roosevelt Financial Common Stock in the Merger .

              (iv) The basis of the Roosevelt Financial Common Stock received by a Sentinel Financial shareholder who exchanges Sentinel Financial Common Stock for Roosevelt Financial Common Stock will be the same as the basis of the Sentinel Financial Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock).

              (v) The holding period of the Roosevelt Financial Common Stock received by a Sentinel Financial shareholder receiving Roosevelt Financial Common Stock will include the period during which the Sentinel Financial Common Stock surrendered in exchange therefore was held (provided that such Common Stock of such Sentinel Financial shareholder was held as a capital asset at the Effective Time).

              (vi) Cash received by a Sentinel Financial shareholder in lieu of a fractional share interest of Roosevelt Financial Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Financial Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Sentinel Financial stock was a capital asset in his hands at the Effective
          Time).

          (f) Listing of Shares. The securities to be issued in the Merger shall
              -----------------
     be approved for listing as contemplated by Section 5.15 hereof, subject to official notice of issuance.

     6.2  Conditions to Obligations of Sentinel Financial and Sentinel
          ------------------------------------------------------------
Federal to Effect the Merger. The obligations of Sentinel Financial and Sentinel
----------------------------
Federal to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

              (a)  Representations and Warranties.  The representations and
                  ------------------------------
          warranties of Roosevelt Financial and Roosevelt Bank set forth in
          Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except
          (i) to the extent such representations and warranties are by their express provisions made as of a specified date, (ii) for the effect of transactions contemplated by this Agreement and (iii) where the failure to be true and correct would not have a material adverse effect on the Condition of Roosevelt Financial and its Subsidiaries taken as a whole) and Sentinel Financial and Sentinel Federal shall have received a certificate of the president and chief executive officer of Roosevelt Financial and Roosevelt Bank to that effect.

              (b)  Performance of Obligations.  Roosevelt Financial and
                   --------------------------
          Roosevelt Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and Sentinel Financial and Sentinel Federal shall have received a certificate of the president and chief executive officer of Roosevelt Financial and Roosevelt Bank to that effect.

              (c)  Opinion of Counsel.  Sentinel Financial and Sentinel
                   ------------------
          Federal shall have received an opinion from Silver, Freedman & Taff, L.L.P., counsel to Roosevelt Financial and Roosevelt Bank, dated the Closing Date, in form and substance substantially as heretofore provided to Sentinel Financial and Sentinel Federal.

               (d) Delivery of Merger Consideration. Roosevelt Financial shall
                   --------------------------------
          have provided to the Exchange Agent (i) certificates representing at least the aggregate number of shares of Roosevelt Financial Common Stock to be issued to the shareholders of Sentinel Financial pursuant to the provisions of Section 1.3(a) hereof and (ii) sufficient cash to pay to Sentinel Financial shareholders their fractional share interest as provided in Section 1.3(e) hereof.

     6.3  Conditions to Obligations of Roosevelt Financial and Roosevelt Bank
          -------------------------------------------------------------------
to Effect the Merger. The obligations of Roosevelt Financial and Roosevelt
---------------------
Bank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties.  The representations and
              ------------------------------
     warranties of Sentinel Financial and Sentinel Federal set forth in Article II of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date, (ii) for the effect of transactions contemplated by this Agreement and (iii) where the failure to be true and correct would not have a material adverse effect on the Condition of Sentinel Financial and its Subsidiaries taken as a whole) and Roosevelt Financial and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Sentinel Financial and Sentinel Federal to that effect.

          (b) Performance of Obligations.  Sentinel Financial and Sentinel
              --------------------------
     Federal shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and Roosevelt Financial and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Sentinel Financial and Sentinel Federal to that effect.

          (c) Opinion of Counsel.  Roosevelt Financial and Roosevelt Bank shall
              ------------------
     have received an opinion from Breyer & Aguggia, special counsel to Sentinel Financial and Sentinel Federal, dated the Closing Date, in form and substance substantially as heretofore provided to Roosevelt Financial and Roosevelt Bank.

          (d) Voting Agreements.  Simultaneous with the execution and delivery
              -----------------
     of this Agreement (and in the case of any person who becomes a director of Sentinel Financial after the execution and delivery of this Agreement, promptly upon becoming such a director), each of the directors of Sentinel Financial shall have executed and delivered to Roosevelt Financial a Voting Agreement in the form attached hereto as Exhibit A.

          (e) Third Party Consents.  All consents or approvals of all persons
              --------------------
     (other than Regulatory Authorities) required for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger shall have been obtained and shall be in full force and effect, except only such consents and approvals the failure to obtain which would not, individually and in the aggregate, have a material adverse effect on the Condition of Roosevelt Financial as the surviving corporation.

          (f) Pooling of Interests. Roosevelt Financial shall have received from
              --------------------
     KPMG Peat Marwick LLP a letter, in the form then customarily issued by such accountants in transactions of this type, to the effect that the Merger will qualify for pooling of interests accounting treatment.

          (g) Agreements of Affiliates. Roosevelt Financial shall have received
              ------------------------
     the written affiliates' agreements described in Section 5.5 hereof.

          (h) Supervisory Agreement  The Supervisory Agreement, dated December
              ---------------------
     20, 1989, between Sentinel Federal and the OTS shall have been terminated prior to the Effective Time.

                                 ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER


     7.1  Termination.  This Agreement may be terminated at any time prior
          -----------
to the Effective Time, whether before or after any requisite stockholder approval:

          (a) by mutual consent of the Board of Directors of Roosevelt Financial and the Board of Directors of Sentinel Financial;

          (b) by the Board of Directors of Roosevelt Financial or the Board of Directors of Sentinel Financial at any time after January 31, 1997 if the Company Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

          (c) by the Board of Directors of Roosevelt Financial or the Board of Directors of Sentinel Financial if (i) any Regulatory Authority denies approval of the Merger, or (ii) the stockholders of Sentinel Financial do not approve this Agreement and the Merger at the meeting referred to in
     Section 5.3 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

          (d) by the Board of Directors of Roosevelt Financial in the event of a material breach by Sentinel Financial or Sentinel Federal of any representation, warranty, covenant or other agreement contained in this Agreement, which breach is not cured within 30 days after written notice thereof to Sentinel Financial by Roosevelt Financial;

          (e) by the Board of Directors of Sentinel Financial in the event of a material breach by Roosevelt Financial or Roosevelt Bank of any representation, warranty, covenant or other agreement contained in this Agreement, which breach is not cured within 30 days after written notice thereof is given to Roosevelt Financial by Sentinel Financial.

          (f) by the Board of Directors of Sentinel Financial if in the exercise of good faith judgment as to fiduciary duties to stockholders imposed by law, as advised in writing by special counsel, the Board of Directors of Sentinel Financial determines that such termination is required by the occurrence of any of the events set forth in subparagraphs (i), (ii) or
     (iii) of Section 7.2(a), provided that Sentinel Financial's ability to terminate this Agreement pursuant to this paragraph is conditioned upon the prior payment by Sentinel Financial of the Third-Party Fee (as defined in Section 7.2(a).

     7.2  Effect of Termination.  In the event of termination of this Agreement
          ---------------------
as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of Roosevelt Financial or Sentinel Financial or their respective officers or directors except as set forth in the second sentence of Section 5.1, in Section 5.6, in the last sentence of Section 8.1 or in this Section 7.2.

          (a) Third-Party Fee   In recognition of the expenses of, and other
              ---------------
     opportunities forgone by, Roosevelt Financial in connection with this Agreement and the Merger, the parties agree that Sentinel Financial shall pay to Roosevelt Financial a fee of $680,000 in cash (the

     "Third-Party Fee") on demand if, within 18 months after the date hereof, the Merger has not been completed and there occurs any of the events set forth in subparagraphs (i), (ii) or (iii) below.

              (i) Any person other than Roosevelt Financial or an affiliate of Roosevelt Financial acquires beneficial ownership of 25% or more of the then-outstanding Sentinel Financial Common Stock;

              (ii) Sentinel Financial or any of its affiliates, without having received Roosevelt Financial's prior written consent, enters into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than Roosevelt Financial or any of its Subsidiaries, or Sentinel Financial's Board of Directors recommends that the shareholders of Sentinel Financial approve or accept any Acquisition Transaction with any person other than Roosevelt Financial or any of its Subsidiaries. For purposes of this Section, "Acquisition Transaction" shall mean (i) a merger or consolidation, or any similar transaction, involving Sentinel Financial or Sentinel Federal, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of Sentinel Financial or Sentinel Federal, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Sentinel Financial or Sentinel Federal; provided, that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Sentinel Financial and/or its Subsidiaries; or

              (iii) A bona fide proposal is made by a third party to Sentinel Financial or any of its Subsidiaries or shareholders to engage in an Acquisition Transaction and after such proposal is made any of the following events occurs: Sentinel Financial willfully breaches this Agreement and such breach entitles Roosevelt Financial to terminate this Agreement; the holders of Sentinel Financial Common Stock do not approve this Agreement at the meeting referred to in Section 5.3; such meeting is not held or is canceled prior to termination of this Agreement for reasons other than the fault of Roosevelt Financial; or Sentinel Financial's Board of Directors withdraws or modifies in a manner adverse to Roosevelt Financial the recommendation of Sentinel Financial's Board of Directors with respect to this Agreement.

          Notwithstanding the foregoing, Sentinel Financial shall not be obligated to pay to Roosevelt Financial the Third-Party Fee if, prior to the occurrence any of the events set forth in subparagraphs (i), (ii) or
     (iii) above, Sentinel Financial validly terminates this Agreement pursuant to Sections 7.1(a), (c)(i) or (e).

     7.3  Amendment.  This Agreement and the Schedules hereto may be
          ---------
amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the stockholders of Sentinel Financial; provided, however, that after any such approval by the stockholders of Sentinel Financial no such modification shall (i) alter or change the amount or kind of consideration to be received by holders of Sentinel Financial Common Stock as provided in this Agreement or (ii) adversely affect the tax treatment to Sentinel Financial stockholders of the stock portion of the Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Roosevelt Financial and Sentinel Financial.

     7.4  Severability.  Any term, provision, covenant or restriction contained
          ------------
in this Agreement held by a court or a Regulatory Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdictions shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

     7.5  Waiver.  Any term, condition or provision of this Agreement may be
          ------
waived in writing at any time by the Board of Directors of the party which is, or whose stockholders are, entitled to the benefits thereof.


                                  ARTICLE VIII

                               GENERAL PROVISIONS


     8.1  Non-Survival of Representations, Warranties and Agreements.  No
          ----------------------------------------------------------
investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except as set forth below in this Section 8.1, all representations, warranties and agreements in this Agreement of the parties or in any instrument delivered by a party pursuant to or in connection with this Agreement shall not survive at the Effective Time or the termination of this Agreement in accordance with its terms. In the event of consummation of the Merger, the agreements contained in or referred to in Sections 5.2, 5.8 and 5.10 shall survive the Effective Time. In the event of termination of this Agreement in accordance with its terms, the agreements contained in or referred to in the second sentence of Section 5.1, in Sections 5.6 and 7.2 and in the last sentence of this Section 8.1 shall survive such termination. Nothing herein shall relieve a breaching party from liability to a non-breaching party in the event of a proper termination of this Agreement pursuant to Section 7.1(d) or Section 7.1(e).

     8.2  Notices.  All notices and other communications hereunder shall be in
          -------
writing and shall be deemed to be duly received (i) on the date given if delivered personally or (ii) upon confirmation of receipt if by facsimile transmission or (iii) on the date received if mailed by registered or certified mail (return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

              (i)  if to Roosevelt Financial or Roosevelt Bank, or both:

                        Roosevelt Financial Group, Inc.
                        900 Roosevelt Parkway
                        Chesterfield, Missouri  63017
                        Attention:  Stanley J. Bradshaw
                                    President and Chief
                                    Executive Officer
                        Telecopy:   (314) 532-6292

                        Copies to:

                                    Gary W. Douglass
                                    Executive Vice President and
                                     Chief Financial Officer
                                    Roosevelt Financial Group, Inc.
                                    900 Roosevelt Parkway
                                    Chesterfield, Missouri  63017
                                    Telecopy: (314) 532-6641

                                    and

                                    Silver, Freedman & Taff, L.L.P.
                                    1100 New York Avenue, N.W.
                                    Washington, D.C.  20005
                                    Attention:   Christopher R. Kelly, P.C.
                                    Telecopy:    (202) 682-0354

              (ii) if to Sentinel Financial or Sentinel Federal, or both:

                                    Sentinel Financial, Inc.
                                    1001 Walnut Street
                                    Kansas City, Missouri 64106
                                    Attention:   Craig D. Laemmli
                                                 President and Chief
                                                  Executive Officer
                                    Telecopy:    (816) 472-0045

                   Copy to:

                                    Breyer & Aguggia
                                    Suite 470 East
                                    1300 I Street, N.W.
                                    Washington, D.C. 20005
                                    Attention:  John F. Breyer, Jr., Esq.
                                    Telecopy:   (202) 737-7979

     8.3  Miscellaneous.  This Agreement (including the Schedules referred to
          -------------
herein) (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, including any confidentiality agreement between the parties hereto, (ii) except as expressly provided herein, is not intended to confer upon any person not a party hereto any rights or remedies hereunder, (iii) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and (iv) shall be governed in all respects by the laws of the State of Delaware, except as otherwise specifically provided herein or required by federal law or regulation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in counterparts which together shall constitute a single agreement.

     Roosevelt Financial, Roosevelt Bank, Sentinel Financial and Sentinel Federal have caused this Agreement to be duly executed by their authorized representatives on the date first above written.


SENTINEL FINANCIAL CORPORATION         ROOSEVELT FINANCIAL GROUP, INC.



By: /s/ Craig D. Laemmli               By: /s/ Stanley J. Bradshaw
       -----------------------                ------------------------
Name:   Craig D. Laemmli               Name:   Stanley J. Bradshaw

Title:  President and Chief            Title:  President and Chief
          Executive Officer                      Executive Officer



Attested by: /s/ John C. Spencer       Attested by: /s/ Gary W. Douglass
            -----------------------                ------------------------
Name:   John C. Spencer                Name:   Gary W. Douglass

Title:  Executive Vice President,      Title:  Executive Vice President and
          Controller and Secretary               Chief Financial Officer



SENTINEL FEDERAL SAVINGS AND LOAN      ROOSEVELT BANK
ASSOCIATION OF KANSAS CITY


By: /s/ Craig D. Laemmli               By: /s/ Stanley J. Bradshaw
       -----------------------                ------------------------
Name:   Craig D. Laemmli               Name:   Stanley J. Bradshaw

Title:  President and Chief            Title:  President and Chief
          Executive Officer                      Executive Officer



Attested by: /s/  John C. Spencer      Attested by: /s/ Gary W. Douglass
            -----------------------                ------------------------
Name:   John C. Spencer                Name:   Gary W. Douglass

Title:  Executive Vice President,      Title:  Executive Vice President and
          Controller and Secretary               Chief Financial Officer

                                                                     APPENDIX II

                 [LETTERHEAD OF TRIDENT FINANCIAL CORPORATION]

                               October 10, 1996


Board of Directors
Sentinel Financial Corporation
1001 Walnut Street
Kansas City, MO  64106

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Sentinel Common Stock") of Sentinel Financial Corporation ("Sentinel") of the consideration to be received by such stockholders in the Merger (the "Merger") of Sentinel with Roosevelt Financial Group, Inc. ("Roosevelt"), pursuant to the Agreement and Plan of Merger and Reorganization dated March 22, 1996 (the "Agreement").

     As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, in the Merger each of the issued and outstanding shares of Sentinel Common Stock shall be converted into
1.4231 shares (the "Exchange Ratio") of Roosevelt Common Stock. All unexercised options for the right to purchase shares of Sentinel Common Stock shall be exchanged for Roosevelt options using the Exchange Ratio applicable to the holders of Sentinel Common Stock.

     Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued hundreds of thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with Sentinel or Roosevelt.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Proxy Statement/Prospectus (ii) the Agreement; (iii) certain publicly available information concerning Sentinel, including the audited financial statements of Sentinel for each of the years in the three year period ended June 30, 1996; (iv) certain publicly available information concerning Roosevelt, including the audited financial statements of Roosevelt for each of the years in the three year period ended December 31, 1995 and unaudited financial statements for each of the six month periods ended
June 30, 1995 and 1996; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Sentinel and Roosevelt furnished to us by Sentinel and Roosevelt for purposes of our analysis; (vi) information with respect to the trading market for Sentinel Common Stock; (vii) information with respect to the trading market for Roosevelt Common

Board of Directors
October 10, 1996
Page 2

Stock; (viii) certain publicly available information with respect to other companies that we believe to be comparable to Sentinel and Roosevelt and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of Sentinel and Roosevelt to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Sentinel or Roosevelt, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate Sentinel's or Roosevelt's loan portfolio or the adequacy of Sentinel's or Roosevelt's reserves for possible loan losses.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Sentinel and Roosevelt, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Sentinel and Roosevelt; (iii) the economies in Sentinel's and Roosevelt's market areas; (iv) the historical and current market for Sentinel Common Stock and Roosevelt Common Stock and for the equity securities of certain other companies that we believe to be comparable to Sentinel and Roosevelt; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the thrift industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Sentinel Common Stock in the Merger and does not address Sentinel's underlying business decision to effect the Merger.

     Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of Sentinel Common Stock in the Merger is fair, as of the date hereof, from a financial point of view, to such holders.

     This opinion is being delivered to the Board of Directors of Sentinel and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident Financial Corporation, except as required by law; provided, however, that we hereby consent to the inclusion of this opinion as Appendix II to the Proxy Statement/Prospectus of Roosevelt and Sentinel, dated October 10, 1996.

                                               Very truly yours,

                                               /s/ Trident Financial Corporation

                                               TRIDENT FINANCIAL CORPORATION

                                                                    APPENDIX III

                        DELAWARE GENERAL CORPORATION LAW

                                  SECTION 262

     APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered

                                     III-2
or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     III-3

                                REVOCABLE PROXY

                        SENTINEL FINANCIAL CORPORATION
                        SPECIAL MEETING OF STOCKHOLDERS

                               October 31, 1996


     The undersigned hereby appoints the Board of Directors of Sentinel Financial Corporation ("Sentinel"), and its survivor, with full power of substitution, to act as attorneys and proxies for the undersigned to vote all shares of common stock of Sentinel which the undersigned is entitled to vote at the Special Meeting of Stockholders (the "Meeting"), to be held on Thursday, October 31, 1996, at the downtown Kansas City office of Sentinel, located at 1001 Walnut Street, Kansas City, Missouri at 10:00 a.m., local time, and at any and all adjournments thereof, as follows:

     The approval of the Agreement and Plan of Merger and Reorganization, dated as of March 22, 1996, by and among Roosevelt Financial Group, Inc., Roosevelt Bank, Sentinel and Sentinel Federal Savings and Loan Association of Kansas City (the "Merger Agreement"), and the transactions contemplated thereby.

                   [_] FOR      [_] AGAINST      [_] ABSTAIN

                The Board of Directors recommends a vote "FOR"
                             the listed proposals.


--------------------------------------------------------------------------------
THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS STATED. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGEMENT. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING. HOWEVER, PROXIES INSTRUCTED TO VOTE AGAINST THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY WILL NOT BE VOTED FOR A PROPOSAL TO APPROVE ADJOURNMENT OF THE MEETING IN THE EVENT THAT THERE ARE NOT SUFFICIENT SHARES PRESENT IN PERSON OR BY PROXY AT THE MEETING TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.
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          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          Should the undersigned be present and elect to vote at the Meeting or at any adjournment thereof, and after notification to the Secretary of Sentinel at the Meeting of the stockholder's decision to terminate this proxy, then the power of such attorneys and proxies shall be deemed terminated and of no further force and effect.

          The undersigned acknowledges receipt from Sentinel, prior to the execution of this proxy, of Notice of the Meeting and a Proxy
Statement/Prospectus.




Dated:
      ----------------------                    -------------------------------
                                                PRINT NAME OF STOCKHOLDER



                                                -------------------------------
                                                SIGNATURE OF STOCKHOLDER



                                                -------------------------------
                                                PRINT NAME OF STOCKHOLDER



                                                -------------------------------
                                                SIGNATURE OF STOCKHOLDER

                                                Please sign exactly as your name
                                                appears on this card. When
                                                signing as attorney, executor,
                                                administrator, trustee or
                                                guardian, please give your full
                                                title. If shares are held
                                                jointly, each holder should
                                                sign.


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          PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN
                      THE ENCLOSED POSTAGE-PAID ENVELOPE
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